AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 16, 2008
REGISTRATION NO. ____________

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SB-2

REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933



ETERNAL IMAGE, INC.

(Exact name of small business issuer in its charter)

DELAWARE	5020	20-4433227
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. employer identification number)

28800 Orchard Lake Road, Suite 130
Farmington Hills, Michigan 48334
(248) 932-3333
(Address, including zip code, and telephone number,
including area code, of registrant's principal executive offices)

CLlNTON R. MYTYCH
Chief Executive Officer
28800 Orchard Lake Road, Suite 130
Farmington Hills, Michigan 48334
(248) 932-3333
(Name, address, including zip code, and telephone number, including area code, of agent for service)

COPIES TO:
THOMAS E. BOCCIERI, ESQ.
561 SCHAEFER AVENUE
ORADELL, NJ 07649
(201) 983-2024

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: FROM TIME TO TIME AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: ☐

CALCULATION OF REGISTRATION FEE

Title Of Each Class Of Securities To Be Registered(1)	Amount To Be Registered	Proposed Maximum Offering Price Per Share(1)	Proposed Maximum Aggregate Offering Price	Amount Of Registration Fee
Common Stock, $0.001 par value	54,452,940 (2)	$ .04	$ 2,178,118	$ 85.60

(1) Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(c) of the Securities Act of 1933, as amended. The price per share has been based upon the average bid price as traded on the Pink Sheet on January 11, 2007.

(2) Represents shares of the Registrant's common stock being registered for resale that were underlying convertible promissory notes issued to the selling shareholders named in this registration statement which have been converted by the Selling Shareholder . The shares being offered for resale by the selling shareholders are issuable upon the conversion of the convertible promissory notes held by them. In addition to the shares set forth in the table, the amount to be registered includes an indeterminate number of shares issuable upon exercise of the warrants, as such number may be adjusted as a result of stock splits, stock dividends and similar transactions in accordance with Rule 416.

THE COMPANY HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE COMPANY SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.



PROSPECTUS

ETERNAL IMAGE, INC.

54,452,940 **Shares of Common Stock, $0.001 Par Value**

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This prospectus relates to the offer of up to 54,452,940 shares of the common stock of Eternal Image, Inc. by the selling shareholder identified in this prospectus, North Atlantic Resources, Limited, which shares it has received by exercising its conversion right to acquire pursuant to the terms of a Convertible Promissory Note. We will not receive any proceeds from the sales of shares by the selling shareholder. The shares may be sold at fixed prices, prevailing market prices at the time of sale, varying prices determined at the time of sale or at negotiated prices.

Our securities are currently traded on the Pink Sheets, under the symbol "ETIM". However, our securities are not currently eligible for trading on any national securities exchange, the Nasdaq or other over-the-counter markets, including the Over-the-Counter Bulletin Board®.

———

INVESTMENT IN THE COMMON STOCK OFFERED BY THIS PROSPECTUS INVOLVES A HIGH DEGREE OF RISK. YOU MAY LOSE YOUR ENTIRE INVESTMENT. CONSIDER CAREFULLY THE "RISK FACTORS" BEGINNING ON PAGE 5 OF THIS PROSPECTUS BEFORE INVESTING.

———

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is accurate or complete. It is illegal for anyone to tell you otherwise.

———

The date of this prospectus is _____, 2008

———

You should rely only on the information contained in this prospectus. We have not, and the selling shareholders have not, authorized anyone to provide you with additional or different information. If anyone provides you with different information, you should not rely on it. We are not, and the selling shareholders are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

TABLE OF CONTENTS

PROSPECTUS SUMMARY

The following summary highlights material information from this document. Contents from our website, www.eternalimage.net, are not part of this prospectus. You should read the entire prospectus carefully, including the more detailed information regarding our company, the risks of purchasing our common stock discussed under "risk factors," and our financial statements and the accompanying notes.

Our History

We are a Delaware corporation that, as a result of a February 15, 2006, acquisition known as a reverse merger, has entered into the business of manufacturing (through subcontracting) and marketing of branded, licensed funerary products (such as funeral caskets, urns and vaults) for humans and pets. Prior to this acquisition, we had become an inactive "public shell" corporation with no operations or revenues, and our only business activity was to seek a merger or acquisition candidate. We were originally incorporated in the State of Delaware on July 17, 1990 under the name of International Testing Services, Inc. We changed our name on June 2, 2005 to VIP Ventures, Inc. and on November 4, 2005 to Diamics, Inc. At the time of the aforementioned reverse merger, our name was Diamics, Inc.

Diamics, Inc. had been inactive since approximately December 1, 2005 and since that time had no operations until the acquisition of a Michigan corporation, Eternal Image, Inc. (the "Acquired Company") on February 15, 2006 in the reverse merger. The Acquired Company was originally formed on July 11, 2003 in the State of Michigan as an "S" corporation known as Eternal Image, Inc. On July 19, 2004, it was reorganized into a Michigan Limited Liability Company (Eternal Image, Inc. LLC). Finally on January 26, 2006, it was once again reorganized into a Michigan "C" corporation known as Eternal Image, Inc.

In connection with the acquisition, Diamics, Inc., on January 31, 2006, restated its articles of incorporation with the State of Delaware to change its name to Eternal Image, Inc. We are now the surviving corporation of this acquisition operating under our new name, Eternal Image, Inc. (the Delaware corporation). As a result of the acquisition transaction, we assumed the funerary products business operations of the acquired Michigan corporation and that Michigan entity ended its corporate existence. Since the date of the acquisition (February 15, 2006), our only business operations became that of the acquired company. For financial reporting purposes, the Michigan "C" corporation was considered the accounting acquirer in the merger and the merger was accounted for as a reverse merger. Accordingly, the historical financial statements presented herein are those of the Michigan "C" corporation and do not include the historical financial results of Diamics, Inc. All costs associated with the reverse merger transaction were expensed as incurred. Unless otherwise indicated, use of the terms in this Prospectus such as "We", "Us", "Our" or other similar terms or words refers to the combined entity that survived the acquisition and is now operating in the funerary products business.

Forward Splits

On February 15, 2006, in connection with the aforementioned reverse merger, we effected a 100 for one forward split of our common stock. Subsequently, on September 21, 2006, we effected a four for one forward split of our common stock. Unless otherwise indicated, information with respect to the issued and outstanding shares of the Company's common stock and shares issuable upon the exercise of any warrants is based on the forward splits as if they had occurred prior thereto.

Reverse Split

On January 15, 2008, to proportionately reduce our shares outstanding, we effected a 1 to 20 reverse split of our common stock. Unless otherwise indicated, information with respect to the issued and outstanding shares of the Company's common stock and shares issuable upon the exercise of any warrants is based on the forward splits as if they had occurred prior thereto.

Our Business and Strategy

We started our operational phase and began selling product in 2007. Prior to this, we were in the development stage that was trying to creating its own market within the funerary products industry. Management believes that we have no direct competition in this market**.** We secure license agreements with appropriate brand licensors and develop funerary products using the brand logo and images prominently in the design of the funerary product. Currently, we have license agreements with such brand name entities as The Vatican Library Collection, American Kennel Club, Cat Fanciers' Association, Major League Baseball, Star Trek, and Precious Moments. The long term plans of the company are to pursue and secure other license arrangements with reputable, household names that will be a good fit with our products.

Currently, we produce (through contract manufacturers) and market two logo designed products: caskets and urns. In addition, we have secured licensing rights with Major League Baseball for vault covers; and with the American Kennel Club and Cat Fanciers' Association for garden memorial stones.

2

We employ a Chief Designer, who along with a contracted design team designs our products subject to the approval of the particular licensor and the EI management team.

Our marketing strategy is two-pronged. Our primary targets are funeral homes, directors, distributors and funeral home conglomerates to which we sell our products. We reach these targets through the use of independent sales representatives. Our second target is the American public, who we attempt to expose to our products through channel appropriate advertising such as in "Catholic Digest", "Baseball Digest", "Dog Fancy Magazine" and public relations positioning efforts.

Convertible Promissory Note

We have filed this registration statement in connection with the shares of our common stock underlying the October 10, 2007 $650,000 Convertible Promissory Note that we issued to North Atlantic Resources, Limited (the "North Atlantic Note"). We had agreed with the lender, North Atlantic, to give it the option to have the shares into which the loan can be converted covered by a registration statement filed with the US Securities and Exchange Commission. In addition, the North Atlantic Note provides: for interest of 20% per annum, an option to convert up to the principal amount plus accrued interest into shares of common stock at the rate of one share for every $.002 of principal and accrued interest annum being converted, and a due date of principal and all interest of February 28, 2008. On December 17, 2007, the lender, North Atlantic, exercised its option to convert the principal and interest into shares of our common stock. The total amount of the principal and accrued interest on the conversion date was $680,908.00 which was converted into to 54,452,940 shares of our common stock which is being registered in the registration statement of which this prospectus is a part.

Our Corporate Information

We maintain our corporate offices at 28800 Orchard Lake Road, Suite 130, Farmington Hills, MI 48334. The office phone number is 248.932.3333, and the fax number is 248.932.3006. We also have a website at www.eternalimage.net.

The Offering

Securities offered by North Atlantic Resources, Limited*	Up to 54,452,940 shares of our common stock that are currently outstanding.
Shares Outstanding	224,428,012 shares of common stock.
Use of Proceeds	We will not receive any proceeds from the sale of shares by the selling shareholder in this offering.
Risk Factors	An investment in our common stock involves a high degree of risk and could result in a loss of your entire investment.

* North Atlantic Resources is controlled by Michael Xirinachs

Selected Financial Data

The following financial information summarizes the more complete historical and audited financial information provided in this registration statement.

	December 31, 2006 (audited)	September 30, 2007 (unaudited)
Balance Sheet		
Total Assets	$ 751,449	$ 1,665,131
Total Liabilities	$ 537,078	$ 910,031
Stockholders' Equity (Deficit)	$ 214,371	$ 755,100

	Nine months ended 9/30/07	Nine months ended 9/30/06
Statement of Operations		
Revenues	$ 250,894	$ 0
Total Expenses	$ 2,053,210	$ 1,885,893
Net Loss	$ (1,978,599)	$ (1,894,282)

RISK FACTORS

Please consider the following risk factors together with the other information presented in this prospectus, including the financial statements and the notes thereto, before investing in our common stock. The trading price of common stock could decline due to any of the following risks, and you might lose all or part of your investment.

Any investment in our common stock involves a high degree of risk. The following risk factors relating to us should be carefully considered.

RISKS RELATED TO OUR BUSINESS

We have begun operations in 2007 and have a limited operating history and, accordingly, you will not have any basis on which to evaluate our ability to achieve our business objectives.

We are an operational stage company with limited operating results to date. Since we do not have an established operating history, you will have no basis upon which to evaluate our ability to achieve our business objectives. We just started receiving revenues in 2007.

The absence of any significant operating history for us makes forecasting our revenues and expenses difficult, and we may be unable to adjust our spending in a timely manner to compensate for unexpected revenue shortfalls.

As a result of the absence of any operating history for us, it is difficult to accurately forecast our future revenues. In addition, we have limited meaningful historical financial data upon which to base planned operating expenses. Current and future expense levels are based on our operating plans and estimates of future revenues. Revenues and operating results are difficult to forecast because they generally depend on our ability to promote events and the growth in popularity of our franchise. As a result, we may be unable to adjust our spending in a timely manner to compensate for any unexpected revenue shortfall, which would result in further substantial losses. We may also be unable to expand our operations in a timely manner to adequately meet demand to the extent it exceeds expectations.

We are attempting to create a new market which, because of public tastes and perception may not meet with general or public acceptance.

The concept of designer funeral caskets, vaults and urns is a relatively new one that has only received limited market acceptance to date. We cannot forecast what the public perception of our products will be, or if the concept will meet public resistance. Our success, if any, will depend upon the public perception of the products.

We may be unable to compete successfully with our competitors.

Although we do not face direct competition in the field of branded funeral caskets, vaults and urns, we do compete generally from other, more established and financially sound manufacturers of funerary products. These include Batesville Casket Corporation (a division of Hillenbrand Industries), the Aurora Casket Company and the York Casket Corporation. If we are unable to distinguish our designer funerary products, we may be unable to compete successfully with current or future competitors. This would cause our revenues, if any, to decline and affect our ability to achieve profitability.

We are dependent upon our brand licensing arrangements for the uniqueness of our products.

We currently have licensing arrangements with such brand names as Major League Baseball, AKC, the Vatican Library Collection, and others under which we produce our designer funerary products. If these arrangements, or any one of them, were to be terminated or not renewed, we would lose any perceived advantage that we may have in this new market. This would cause our revenues, if any, to decline and affect our ability to achieve profitability.

The establishment of relationships with advertisers is necessary for us to achieve significant revenues.

Our revenue model includes significant advertising dollars. If we are unable to forge sufficient relationships with key advertisers, we might not be able to achieve the revenues that we are projecting.

A decline in general economic conditions could adversely affect our business.

Our operations are affected by general economic conditions, which generally may affect consumers' disposable income and the level of advertising spending. The demand for our products may be highly sensitive to the level of consumers' disposable income. A decline in general economic conditions could reduce the level of discretionary income that available to purchase our products which could adversely affect our revenues.

Our limited operating history makes us highly reliant on management.

We lack the goodwill of an established business and therefore rely on individual members of current management to create business strategies and relationships and operating procedures necessary for us to survive and prosper. The departure of one or more of our executives could impair our operations. If we are unable to find suitable replacements for departed management, we might incur losses that impair investors' investments in the Company.

If we are unable to hire additional needed personnel, our growth prospects will be limited, or our operations may be impaired.

Our business requires uniquely trained and experienced professionals, and our success depends in large part upon our ability to attract, develop, motivate, and retain highly skilled personnel. Qualified employees will be a limited resource for the foreseeable future. As a new company with little history, we may have particular difficulty hiring qualified personnel. If we are unable to retain necessary personnel, our business will probably suffer, and investors may incur losses on their investment in the Company.

If we lose the services of any of our contract manufacturers or suppliers, we may not be able to obtain alternate sources in a timely manner, which could harm our customer relations and adversely affect our net revenues and harm our results of operations.

If any of our subcontractors or suppliers ceased doing business with us, we may not be able to obtain alternative sources in a timely or cost-effective manner. Due to the amount of time that it usually takes us to qualify contract manufacturers and suppliers, we could experience delays in product shipments if we are required to find alternative subcontractors and suppliers. Some of our suppliers have or provide technology or trade secrets, the loss of which could be disruptive to our procurement and supply processes. If a competitor should acquire one of our contract manufacturers or suppliers, we could be subjected to more difficulties in maintaining or developing alternative sources of supply of some components or products. Any problems that we may encounter with the delivery, quality or cost of our products could damage our customer relationships and materially and adversely affect our business, financial condition or results of operations.

If our contract manufacturers are unable or unwilling to manufacture our products at the quality and quantity we request, our business could be harmed.

We outsource all of our manufacturing to three primary manufacturers. Our reliance on these third-party manufacturers exposes us to a number of significant risks, including:

- reduced control over delivery schedules, quality assurance, manufacturing yields and production costs;

- lack of guaranteed production capacity or product supply; and

- reliance on these manufacturers to maintain competitive manufacturing technologies.

Our arrangements with these manufacturers provide for services on a purchase order basis. If our manufacturers were to become unable or unwilling to continue to manufacture our products at requested quality, quantity, yields and costs, or in a timely manner, our business would be seriously harmed. As a result, we would have to attempt to identify and qualify substitute manufacturers, which could be time consuming and difficult, and might result in unforeseen manufacturing and operations problems. In addition, if we find it necessary to shift products among third-party manufacturers, we may incur substantial expenses, risk material delays or encounter other unexpected issues.

In addition, a natural disaster could disrupt our manufacturers' facilities and could inhibit our manufacturers' ability to provide us with manufacturing capacity in a timely manner or at all. If this were to occur, we likely would be unable to fill customers' existing orders or accept new orders for our products. The resulting decline in net revenues would harm our business. We also are responsible for forecasting the demand for our individual products. These forecasts are used by our contract manufacturers to procure raw materials and manufacture our finished goods. If we forecast demand too high, we may invest too much cash in inventory, and we may be forced to take a write-down of our inventory balance, which would reduce our earnings. If our forecast is too low for one or more products, we may be required to pay charges that would increase our cost of revenues or we may be unable to fulfill customer orders, thus reducing net revenues and therefore earnings.

RISKS RELATED TO CAPITAL STRUCTURE

Our revenues from operations may not be sufficient to meet our capital needs. Accordingly, we may need to raise additional funds, which may not be available to us on favorable terms, if at all, thereby potentially disrupting the growth of our business and ability to generate revenues.

As of September 30, 2007, the Company has generated only $250,894 in revenues from operations. While we have orders for our products, there can be no guarantee that these orders will produce profits. Accordingly it may be necessary to raise additional capital to continue operations. While funds may be available to the Company, we may experience significant dilution if a transaction is completed. Therefore, we may not accept terms as presented thus resulting in a discontinuation of operations.

Insiders have substantial control over us, and they could delay or prevent a change in our corporate control even if our other shareholders wanted it to occur.

As of December 17, 2007, our executive officers, directors, and principal shareholders who hold 5% or more of our outstanding common stock beneficially owned, in the aggregate, approximately 33% of our outstanding common stock. Furthermore, including preferred voting shares held by our president, insiders have a total of 56.3% of the voting shares (common and preferred) outstanding. These shareholders are able to exercise significant control over all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. This could delay or prevent an outside party from acquiring or merging with us even if our other shareholders wanted it to occur.

In the event that we raise additional capital through the issuance of equity securities, or securities exercisable for or convertible into our equity securities, our shareholders could experience substantial dilution.

If we raise additional capital by issuing equity securities or convertible debt securities, our existing shareholders may incur substantial dilution. Further, any shares so issued may have rights, preferences and privileges superior to the rights, preferences and privileges of our outstanding common stock.

The market price of our common stock may be volatile.

The market price of our common stock has been and will likely continue to be highly volatile, as is the stock market in general. Some of the factors that may materially affect the market price of our common stock are beyond our control, such as changes in financial estimates by industry and securities analysts, conditions or trends in the industries, or public perception, or sales of our common stock. These factors may materially adversely affect the market price of our common stock, regardless of our performance.

In addition, the public stock markets have experienced extreme price and trading volume volatility. This volatility has significantly affected the market prices of securities of many companies for reasons frequently unrelated to the operating performance of the specific companies. These broad market fluctuations may adversely affect the market price of our common stock.

There is no assurance of an established public trading market, and the failure to establish one would adversely affect the ability of our investors to sell their securities in the public market.

Our common stock is not registered under the Exchange Act so that there is limited publicly available information on the Company. Our common stock, however, is traded on the Pink Sheets. Upon having our common stock registered under the Exchange Act, we intend to seek approval for trading on the OTC Bulletin Board. No assurance can be given that such approval will be obtained or the timing thereof. Even if such listing is obtained, the NASD has enacted recent changes that limit quotations on the OTC Bulletin Board to securities of issuers that are current in their reports filed with the Securities and Exchange Commission. The effect on the OTC Bulletin Board of these rule changes and other proposed changes cannot be determined at this time. The OTC Bulletin Board is an inter-dealer, over-the-counter market that provides significantly less liquidity than the NASD's automated quotation system (the "NASDAQ Stock Market"). Quotes for stocks included on the OTC Bulletin Board are not listed in the financial sections of newspapers as are those for the NASDAQ Stock Market. Therefore, prices for securities traded solely on the OTC Bulletin Board may be difficult to obtain and holders of common stock may be unable to resell their securities at or near their original offering price or at any price.

Factors which may adversely affect market prices of the Company's common stock.

Market prices for our common stock will be influenced by a number of factors, including:

- the issuance of new equity securities pursuant to a future offering or acquisition;

- changes in interest rates;

- competitive developments, including announcements by competitors of new products or services or significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

- variations in quarterly operating results;

- changes in financial estimates by securities analysts;

- the depth and liquidity of the market for our common stock;

- investor perceptions of our company

- general economic and other national conditions.

Shares eligible for future sale may adversely affect the market price of our common stock.

All of our current shareholders, including the former shareholders of Diamics, Inc. who received shares of our common stock in the Reverse Merger are or will be eligible to sell all or some of their shares of common stock by means of ordinary brokerage transactions in the open market pursuant to Rule 144 promulgated under the Securities Act ("Rule 144"), commencing one year from their respective acquisition, subject to certain limitations. In general, pursuant to Rule 144, a shareholder (or shareholders whose shares are aggregated) who has satisfied a one-year holding period may, under certain circumstances, sell within any three-month period a number of securities which does not exceed the greater of 1% of the then outstanding shares of common stock or the average weekly trading volume of the class during the four calendar weeks prior to such sale if the shares are listed on a national exchange or on NASDAQ. Rule 144 also permits, under certain circumstances, the sale of securities, without any limitations, by a non-affiliate that has satisfied a two-year holding period. Additionally, the Registration Statement will cover the resale of shares issued in the private placement Offering. Any substantial resale, and the possibility of substantial resales, of the common stock issued in this Offering or under Rule 144 may have an adverse effect on the market price of our common stock by creating an excessive supply.

Our common stock is considered a "penny stock" and may be difficult to sell.

Our common stock is considered to be a "penny stock" since it meets one or more of the definitions in Rules 15g-2 through 15g-6 promulgated under Section 15(g) of the Exchange Act. These include but are not limited to the following: (i) the stock trades at a price less than $5.00 per share; (ii) it is NOT traded on a "recognized" national exchange; (iii) it is NOT quoted on the NASDAQ Stock Market, or even if so, has a price less than $5.00 per share; or (iv) it is issued by a company with net tangible assets less than $2.0 million, if in business more than a continuous three years, or with average revenues of less than $6.0 million for the past three years. The principal result or effect of being designated a "penny stock" is that securities broker-dealers cannot recommend the stock but must trade in it on an unsolicited basis.

Additionally, Section 15(g) of the Exchange Act and Rule 15g-2 promulgated thereunder by the SEC require broker-dealers dealing in penny stocks to provide potential investors with a document disclosing the risks of penny stocks and to obtain a manually signed and dated written receipt of the document before effecting any transaction in a penny stock for the investor's account.

Potential investors in our common stock are urged to obtain and read such disclosure carefully before purchasing any shares that are deemed to be "penny stock." Moreover, Rule 15g-9 requires broker-dealers in penny stocks to approve the account of any investor for transactions in such stocks before selling any penny stock to that investor. This procedure requires the broker-dealer to (i) obtain from the investor information concerning his or her financial situation, investment experience and investment objectives; (ii) reasonably determine, based on that information, that transactions in penny stocks are suitable for the investor and that the investor has sufficient knowledge and experience as to be reasonably capable of evaluating the risks of penny stock transactions; (iii) provide the investor with a written statement setting forth the basis on which the broker-dealer made the determination in (ii) above; and (iv) receive a signed and dated copy of such statement from the investor, confirming that it accurately reflects the investor's financial situation, investment experience and investment objectives.

Compliance with these requirements may make it more difficult for holders of our common stock to resell their shares to third parties or to otherwise dispose of them in the market or otherwise.

If we fail to maintain effective internal controls over financial reporting, the price of our common stock may be adversely affected.

We are required to establish and maintain appropriate internal controls over financial reporting. Failure to establish those controls, or any failure of those controls once established, could adversely impact our public disclosures regarding our business, financial condition or results of operations. In addition, management's assessment of internal controls over financial reporting may identify weaknesses and conditions that need to be addressed in our internal controls over financial reporting or other matters that may raise concerns for investors. Any actual or perceived weaknesses and conditions that need to be addressed in our internal control over financial reporting, disclosure of management's assessment of our internal controls over financial reporting or disclosure of our public accounting firm's attestation to or report on management's assessment of our internal controls over financial reporting may have an adverse impact on the price of our common stock.

Provisions in our certificate of incorporation and bylaws, both as amended, and under Delaware law may discourage, delay or prevent a change of control of our company or changes in our management and, therefore, depress the trading price of our common stock.

Our certificate of incorporation and bylaws contain provisions that could depress the trading price of our common stock by acting to discourage, delay or prevent a change of control of our company or changes in our management that the shareholders of our company may deem advantageous. These provisions:

- authorize the issuance of "blank check" preferred stock that our board of directors could issue to increase the number of outstanding shares to discourage a takeover attempt;

- allow shareholders to request that we call a special meeting of our shareholders only if the requesting shareholders hold of record at least a majority of the outstanding shares of common stock;

- provide that the board of directors is expressly authorized to make, alter, amend or repeal our bylaws; and

- provide that business to be conducted at any special meeting of shareholders be limited to matters relating to the purposes stated in the applicable notice of meeting.

Standards for compliance with Section 404 of the Sarbanes-Oxley Act of 2002 are uncertain, and if we fail to comply in a timely manner, our business could be harmed and our stock price could decline.

Rules adopted by the SEC pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 require annual assessment of our internal controls over financial reporting, and attestation of our assessment by our independent registered public accountants. On September 22, 2005, the SEC extended the compliance dates for non-accelerated filers, as defined by the SEC, by one year. Accordingly, we believe that this requirement will first apply to our annual report for fiscal 2009. The SEC has recently proposed new rules on compliance with Section 404. In any event, the standards that must be met for management to assess the internal controls over financial reporting as effective are new and complex, and require significant documentation, testing and possible remediation to meet the detailed standards. We may encounter problems or delays in completing activities necessary to make an assessment of our internal controls over financial reporting. In addition, the attestation process by our independent registered public accountants is new and we may encounter problems or delays in completing the implementation of any requested improvements and receiving an attestation of our assessment by our independent registered public accountants. If we cannot assess our internal controls over financial reporting as effective, or our independent registered public accountants are unable to provide an unqualified attestation report on such assessment, investor confidence and share value may be negatively impacted.

We do not foresee paying cash dividends in the foreseeable future.

We have not paid cash dividends on our stock and do not plan to pay cash dividends on our common stock in the foreseeable future.

FORWARD-LOOKING STATEMENTS

This prospectus contains certain forward-looking statements. For example, statements regarding our financial position, business strategy and other plans and objectives for future operations, and assumptions and predictions about future product demand, supply, manufacturing, costs, marketing and pricing factors are all forward-looking statements. These statements are generally accompanied by words such as "intend," "anticipate," "believe," "estimate," "potential(ly)," "continue," "forecast," "predict," "plan," "may," "will," "could," "would," "should," "expect" or the negative of such terms or other comparable terminology. We believe that the assumptions and expectations reflected in such forward-looking statements are reasonable, based on information available to us on the date hereof, but we cannot assure you that these assumptions and expectations will prove to have been correct or that we will take any action that we may presently be planning. However, these forward-looking statements are inherently subject to known and unknown risks and uncertainties. Actual results or experience may differ materially from those expected or anticipated in the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, regulatory policies, competition from other similar businesses, and market and general policies, competition from other similar businesses, and market and general economic factors. This discussion should be read in conjunction with the condensed consolidated financial statements and notes thereto included in this prospectus.

If one or more of these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, actual results may vary materially from what we project. Any forward-looking statement you read in this prospectus reflects our current views with respect to future events and is subject to these and other risks, uncertainties and assumptions relating to our operations, results of operations, growth strategy, and liquidity. All subsequent forward-looking statements attributable to us or individuals acting on our behalf are expressly qualified in their entirety by this paragraph. You should specifically consider the factors identified in this prospectus, which would cause actual results to differ before making an investment decision. We are under no duty to update any of these forward-looking statements after the date of this prospectus or to conform these statements to actual results.

USE OF PROCEEDS

We will not receive any proceeds from the resale of any of the shares offered by this prospectus by the selling shareholders.

DETERMINATION OF OFFERING PRICE

Our stock is trading on the Pink Sheets (ETIM.PK). As of January 11, 2008, the closing bid and asked prices of our common stock as traded on the Pink Sheets were $.044 and $.044 per share (adjusted for reverse split), respectively which will likely fluctuate in the future. The stock market in general has experienced extreme stock price fluctuations in the past few years. In some cases, these fluctuations have been unrelated to the operating performance of the affected companies. Many companies have experienced dramatic volatility in the market prices of their common stock. We believe that a number of factors, both within and outside our control, could cause the price of our common stock to fluctuate, perhaps substantially. Factors such as those described in this Prospectus under *"Risks Related to Capital Structure"* and the following could have a significant adverse impact on the market price of our common stock:

- Our ability to obtain additional financing and, if available, the terms and conditions of the financing;

- Our financial position and results of operations;

- U.S. and foreign governmental regulatory actions;

- The development of litigation against us;

- Period-to-period fluctuations in our operating results;

- Changes in estimates of our performance by any securities analysts;

- Possible regulatory requirements on our business;

- The issuance of new equity securities pursuant to a future offering;

- Changes in interest rates;

- Competitive developments, including announcements by competitors of new products or services or significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

- Variations in quarterly operating results;

- Change in financial estimates by securities analysts;

- The depth and liquidity of the market for our common stock;

- Investor perceptions of us; and

- General economic and other national conditions.

MARKET FOR COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

Prior to our reverse merger in February 2006, our common stock was not publicly traded. Currently, our common stock is traded on the pink sheets. Our symbol is ETIM.PK. Such over-the-counter quotations reflect inter-dealer prices, without retail markup, markdown, or commission and may not necessarily represent actual transactions. The following chart shows the high and low bid prices per share per calendar quarter from when public trading resumed on the pink sheets.

First Quarter 2006	$10.40	$ 7.40
Second Quarter 2006	$10.20	$ 0.50
Third Quarter 2006 (1)	$ 1.50	$0.054
Fourth Quarter 2006	$ 0.19	$0.016
First Quarter 2007	$ 0.14	$ 0.01
Second Quarter 2007	$ 0.16	$0.072
Third Quarter 2007	$ 0.13	$ 0.07
Fourth Quarter 2007	$ 0.10	$0.038

_____

(1) Effective September 26, 2006, we effected a 4 to 1 forward split.

Subsequently, effective January 15, 2008, we effected a 1 to 20 reverse split. All of the above listed bid prices have been adjusted to reflect the September 26, 2007 and January 15, 2008 stock splits as if they had already occurred.

On January 11, 2008, there were at least eight broker-dealers making a market in our common stock. On that date, the closing bid and asked prices of our common stock as traded on the Pink Sheets were $.044 and $.044 per share, respectively.

Holders

As of January 15, 2008, we have 169,975,072 (post Reverse Split) shares of our common stock issued and outstanding. As of that date, our shares of common stock were held by approximately 2900 shareholders of record. This does not include an indeterminate number of beneficial owners of securities whose shares are held in the names of various dealers and clearing agencies.

Securities authorized for issuance under equity compensation plans

We do not currently have any equity compensation plans.

Registration Rights

Except for the shares covered by the Form SB-2 registration statement we have filed with the Securities and Exchange Commission, we have not granted registration rights to any of our shareholders or to any other person.

DIVIDENDS

We have not declared or paid any cash dividends on our common stock, and we currently intend to retain future earnings, if any, to finance the expansion of our business, and we do not expect to pay any cash dividends in the foreseeable future. The decision whether to pay cash dividends on our common stock will be made by our board of directors, in their discretion, and will depend on our financial condition, operating results, capital requirements and other factors that the board of directors considers significant. We currently intend to retain our earnings for funding growth and, therefore, do not expect to pay any dividends in the foreseeable future.

DILUTION

Since all of the shares of common stock being registered are already issued and outstanding, no dilution will result from this offering.

PLAN OF DISTRIBUTION

General

Each selling shareholder and any of their pledges, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or quoted or in private transactions. These sales may be at fixed or negotiated prices. Each selling shareholder will act independently from us in making decisions with respect to the manner, timing, price and size of each sale. A selling shareholder may use any one or more of the following methods when selling shares:

- ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

- block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

- purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

- an exchange distribution in accordance with the rules of the applicable exchange;

- privately negotiated transactions;

- settlement of short sales entered into after the effective date of the registration statement of which this prospectus is a part;

- broker-dealers may agree with the selling shareholders to sell a specified number of such shares at a stipulated price per share;

- a combination of any such methods of sale;

- through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise; or

- any other method permitted pursuant to applicable law.

The selling shareholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

Broker-dealers engaged by the selling shareholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling shareholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this Prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with NASDR Rule 2440; and in the case of a principal transaction a markup or markdown in compliance with NASDR IM-2440.

In connection with the sale of the common stock or interests therein, the selling shareholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling shareholders may also sell shares of the common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling shareholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

We are required to pay certain fees and expenses incurred by us, incident to the registration of the shares. We have agreed to indemnify the selling shareholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

Because selling shareholders may be deemed to be "underwriters" within the meaning of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act. In addition, any securities covered by this prospectus, which qualify for sale pursuant to Rule 144 under the Securities Act, may be sold under Rule 144 rather than under this prospectus. Each selling shareholder has advised us that they have not entered into any written or oral agreements, understandings or arrangements with any underwriter or broker-dealer regarding the sale of the resale shares. There is no underwriter or coordinating broker acting in connection with the proposed sale of the resale shares by the selling shareholders.

Registration Obligations

We agreed to keep this prospectus effective until the earlier of (i) the date on which the shares may be resold by the selling shareholders without registration and without regard to any volume limitations by reason of Rule 144(e) under the Securities Act or any other rule of similar effect or (ii) all of the shares have been sold pursuant to the prospectus or Rule 144 under the Securities Act or any other rule of similar effect. The resale shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale shares may not simultaneously engage in market making activities with respect to the common stock for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the selling shareholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of shares of the common stock by the selling shareholders or any other person. We will make copies of this prospectus available to the selling shareholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale.

**BUSINESS**

Overview

The business of providing burial products for the deceased has literally been around for thousands of years. For almost as long a period of time, burial containers such as caskets have remained relatively unchanged. The modern funerary marketplace, although a considerably large and profitable industry, offers nothing unique or artistic in the way of casket designs. According to the National Funeral Directors Association as quoted by TheStandard.com., "Americans spend between $16 to $24 billion annually on funeral services and related expenses."

Within the funeral industry, customer loyalty is a foreign concept. Customer loyalty is only practiced to the extent of which funeral home an individual will choose, especially in rural areas where there has been a single, prominent funeral home for decades. When it comes to individual products, however, it is very rare for someone to say, "Because my father was buried in a solid bronze casket from Batesville, I would like to be as well." This lack of customer loyalty to specific brands opens for Eternal Image the door to a new realm of brand loyalty within the funeral industry.

Funeral services are, to most people, events that they remember for the rest of their lives, especially if the deceased was close to them. Eternal Image strongly feels that its products can add something special to the funeral service and consequently to the memory of the deceased individual. An Eternal Image casket or urn leaves a lasting impression upon those present so that, when it is time for *those* people to be in need of a funerary product, we believe that the Company's products come first to their minds. It is Management's opinion that when *one* family member is buried or cremated in one of these products, *other* family members will desire to have just as spirited a casket or urn, and will consequently create within their family a loyalty to Eternal Image's products.

Never before has branding been a concept in the funeral industry. For a consumer to actually choose a brand-name funerary product for themselves or a deceased loved one that best reflects their lifestyle and hobbies, is a revolutionary concept that will be epidemic in its scope and breadth. Branding is very important to Eternal Image, and vital if the Company wants to maintain a good image with the public. Through its own advertising efforts, coupled with its public relations firm, the Company's goal is to project the name of Eternal Image to funeral homes across the world as the number one source for exceptionally designed, premium brand-name funerary products.

The following are three basic choices that an individual faces when deciding on a casket for themselves (pre-need) or for a deceased loved one (immediate-need):

- Purchase a plain stainless steel, bronze, or fiberglass casket, and hire an artist to airbrush or paint a desired logo, design, or insignia on it,
- Select an interior fabric for the casket that reflects a personal affiliation (i.e. a camouflage pattern for a hunter; or stars and stripes for a veteran, etc.), or
- Accept the passé choices on the market and go with a standard casket or urn without any customization

Some consumers, especially aging Baby Boomers, are beginning to see the appeal of branded caskets and are willing to both pre-order and pay extra for caskets designed with such things as golf scenes or even NASCAR colors. See "Casket and Death Report" a United States Market Analysis by John Schmidt for Casketstore.org. 2000. According to the National Funeral Director's Association, "(a) funeral is so much more than a way to say goodbye; it is an opportunity to celebrate the life of someone special. Today, a funeral can be as unique as the individual who is being honored. From simple touches like displaying personal photographs to events centered on a person's favorite pastime; funerals can reflect any aspect of a person's life and personality."

Eternal Image was formed to provide the consumer with unique and spirited, yet sophisticated and appropriate, choices for their casket or urn. Eternal Image's product line consists of many recognizable, high-profile brand names that will be detailed later in this plan.

Sales and Marketing Strategy

Urns and caskets capturing the essence of high-profile brands are the focal point of Eternal Image's product designs. The Company's product range features products that are inspired by The Vatican, Precious Moments, the American Kennel Club, The Cat Fanciers' Association, Star Trek, and Major League Baseball.

Because Eternal Image offers "brand name" products to the funeral market EI is in a unique position compared to its larger competitors. The larger manufacturers offer only a generic, commodity, casket and urn product and thus do not have any real incentive to direct market to the public. The opposite is true for EI and its branded product lines.

At Eternal Image we employ a two phase marketing concept we refer to as "push-pull" marketing.

The first component of this marketing style is to familiarize the funeral home industry with Eternal Image and our branded product lines so that when a consumer calls on a particular funeral home then that funeral home will be familiar enough with us that they will know how to contact us to obtain product. This is being accomplished by display advertising in the several funeral industry magazines (e.g. Funeral Business Advisor) on a monthly frequency for maximum institutional effect. Eternal Image sends out a direct mail brochure to over 21,000 funeral homes several times per year. In addition we supply marketing and sales materials to all of our distributors so that their sales representatives can present them to their funeral home clients around the country.

We also attend the giant industry trade show each year known as the NFDA show. (National Funeral Directors Association) In the most recent one (October 2007), we had a large, dominating presence with a new trade show booth that was created to showcase our products.

The second component of our "push – pull" strategy is to market directly to the public. Since we manufacture branded products we employ advertising in magazines directed at core enthusiasts in each brand target group. (e.g.; *Baseball Digest Magazine* to promote our Major League Baseball products. *Dog Fancy Magazine* to promote our American Kennel Club products, etc.)

We have already begun testing a 30 second television spot in the Boston market and maintain a consumer friendly web presence at www.Eternalimage.net to further our penetration into the public domain for increased awareness.

Finally, we have engaged the services of ASAPR Public Relations and Marketing (717 State Street, Sharptown, MD 21861). This firm specializes in campaigns for its clients that increase brand awareness and public recognition. To date, they have succeeded in obtaining free publicity and exposure for us to the general public. Through their efforts, we have been seen on CBS, MSNBC, CNBC, ABC, Fox Business News, Wall Street.Net and written up by The New York Times, Detroit News, and many other networks, television stations, magazines and newspapers.

We believe that these efforts serve to drive the general public into the funeral homes asking for our products by name and the funeral homes know exactly where to call to get it when they do.

Target Sales Groups

Funeral Directors

Funeral Directors can be reached one of two ways, depending on whether they run their funeral home independently, or are owned by a conglomerate. The Directors of independently run funeral homes can be approached on a one-on-one basis by the manufacturer's sales force, and can be provided with catalogs and brochures of the Company's products for customers to view. They can also have within their showroom any number of models that can be ordered immediately and delivered promptly. Funeral Directors that run a funeral home that is owned by a conglomerate, however, do not necessarily need to be approached one-on-one. The Purchasing Director for the parent company can be presented with the Company's products and can decide how many he or she would like to buy for his or her network of funeral homes.

Funeral Service Conglomerates

The largest funeral service conglomerates in the United States are Alderwoods Group (750 properties), Stewart Enterprises (450 properties), and Service Corporation International ("SCI") (over 1,100 properties). These providers, especially SCI, are committed to riding the wave of the future and are constantly signing up more affiliate locations. Eternal Image is very optimistic about the business that will come from these corporations.

Products and Product Design

Designs for the Company's products are done on a contract basis with a team of trained and experienced designers. Management simply informs the team of a desired product and awaits them to submit design ideas. A final artistic rendition materializes in about three weeks time after Management has given input and feedback for the design.

An artistic rendering is then submitted to the Licensor for approval. When approved, the rendering then goes to a CAD engineer who begins creating the technical file with which model makers and factories eventually receive.

Caskets

Eternal Image provides consumers all over the country with unique and tastefully created caskets designed to reflect well known and respected brand-names. It is our intention to create caskets that are unforgettable works of art that will be fitting pieces for the deceased individual who is buried within them. They are not simply meant to be metal caskets with logos stamped onto them. Each casket has been designed to capture the very essence of a brand name so that the design will be instantly recognizable yet not deterring from the respectfulness in which funerals are handled. It is important to remember that the caskets designed by Eternal Image are not intended to be novelty items; rather, they are intended to distinguishable products that are appropriate centerpieces consistent with the trend towards 'themed arrangements'. They are fitting tributes to the brand-lover who is laid out in them.

The principle of 'capturing the essence of each brand' applies to each and every product. The quality that each brand has worked so hard to build and maintain will be carried through into Eternal Image's designs.

Caskets, in general, are manufactured from a variety of materials. Hardwoods commonly used are: walnut, mahogany, cherry, maple, oak, pecan, poplar, and pine. Metals commonly used are: bronze, copper, stainless steel, and steel. The effects and appearance that come with each of these materials can be easily achieved with composite.

Composite casket sales are gaining recognition as being the longest lasting product to use in terms of how quickly caskets decay. They are also very lightweight, which translates to a substantial savings in shipping costs for the Company's manufacturer. Eternal Image plans to manufacture all of its caskets out of fiberglass.

It should also be noted that the range of casket prices within the United States is quite large. Base model caskets can start at $899, while gold-plated caskets top out at $20,000 a piece. The most popular caskets that were sold in the United States in 2000 were priced in the range of $2,500—$6,500 apiece retail. The market is certainly ready for spirited, creative caskets that can be priced all over the spectrum depending on their materials and features.

Urns

Urns also come in a variety of materials, and Eternal Image uses various materials for its creations. Eternal Image's urns are artistically sculptured, and fitting for any home décor.

Additional Products

Eternal Image believes that the initiation of its plan will and its product line, will likely result in the revolutionizing of the funeral industry. As a result of our efforts, we believe that brand-name funerary products are going to become increasingly popular. We are committed to staying the leader by rounding up licensing rights of any brand that is deemed appropriate for funerary designs.

Apart from caskets and urns, however, Eternal Image has already secured rights with Major League Baseball for vault covers; and with the American Kennel Club and the Cat Fanciers' Association for garden memorial markers. This will further expand the Company's product line and lets the consumer use the theme of the brand in ways other than simply caskets and urns.

Pricing

The Company does not want its products to be considered exclusive in nature. While there will be designer-label models that will price higher than the others, it is the desire of Management that the loyal fans of all popular brand-names will be able to purchase or at least plan to *pre-purchase* the product that most appeals to them.

The Company's 2008 MSRP on most urns is $799, and $4,499 for caskets.

Licensing Agreements

In July 2004, we retained the services of a licensing agent, Woodrowe Browne of Building Q, LLC, Medford NJ, to obtain licensing arrangements for our designer funerary products. To date, we have licensing agreements with Precious Moments, Inc., The Vatican Library Collection, Major league Baseball, the American Kennel Club, the Cat Fanciers Association and Star Trek, and Collegiate Licensing Company. These license agreements expire between 2008 and 2010, and the fees range from 5% to 11% of product sales.

Independent Sales Distributors

We currently retain the services of 14 independent sales distributors to market our products to independent funeral homes and funeral home conglomerates. No contracts exist for the distributors.

Contract Manufacturers

We do not manufacturer our own products but currently utilize the services of three agent-contractor manufacturers. In the future, more manufacturers can be added as product needs change.

We believe that we have a good relationship with these manufacturers. If any or all of them were not able, for any reason, to manufacture our products, we feel that we could find adequate replacements at comparable costs. However, if we were unable to do so, our business would be adversely affected.

Regulation

We are not aware of any governmental regulation that effects our business. However, such regulation may be enacted in the future. If so, it would increase the cost of our doing business and effect the chance of our becoming profitable.

Competition

We are attempting to create a new market in the designer funerary product industry and therefore do not have any direct competition in this area. However, there are a number of larger companies in the casket and urn business that have greater financial resources and experience than our company. They include: Batesville Casket Corporation (a division of Hillenbrand Industries), the Aurora Casket Company and the York Casket Corporation.

There are no barriers to entry into the designer funerary product industry other than obtaining the licensing agreements with various attractive brand names. If other casket companies were able to obtain attractive licensing arrangements with brand names, we may not be able to compete with them insofar as those licenses are concerned.

Properties

We lease our 2,000 square foot office facilities at 28800 Orchard Lake Road, Suite 130, Farmington Hills, MI 48334. The office phone number is 248.932.3333, and the fax number is 248.932.3006. We feel these facilities are adequate for the foreseeable future. The lease term began in April 2006 and terminating 65 months thereafter. It calls for annual rental payments of $37,031 for years 2007 through 2010, and a payment of $27,773 in 2011.

We currently lease one company car. It is on a pre-paid lease in the amount of $32,300 for 24 months.

Employees

We have employment agreements with three of our officers: Clint Mytch , our President and CEO, Nick Popravsky, our Vice President of Sales and Marketing, and Donna Shatter, our Vice President of Operations. We intend to enter into an employment agreement with our Vice president and Chief Financial Officer, James Parliament in the near future. David DeAvila is our Director of Sales. The provisions of our employment agreements are summarized in "Executive Compensation", below.

In addition, we retain a number of independent contractors for office support and customer service roles.

PLAN OF OPERATION

We did not have revenues during our fiscal years ended December 31, 2005 and 2006, and only began having revenues in the quarter ended March 31, 2007. Prior to us having revenues, our only sources of capital were through the private sale of our securities and loans including loans from officers and directors. Since our reverse merger in February 2006, we have received $1,440,724 in gross proceeds from the sale of our common stock. Similarly, since that time we have received loan proceeds in the amount of $284,919.

As a company is in the early stage of developing a new business -- the manufacturing and marketing of designer funerary products such as funeral caskets and urns -- our primary efforts have been devoted to developing our new business and raising capital. Accordingly, we have limited capital resources and have experienced net losses and negative cash flows from operations since the time of our reverse merger in February 2006 and expect these conditions to continue for the foreseeable future. As of September 30, 2007, the Company had approximately $902,584 in cash and other current assets. Management believes that cash and other current assets on hand as of September 30, 2007, are not sufficient to fund operations for the next 12 months and will likely be sufficient for only three months. Accordingly, we will be required to raise additional funds to meet our short and long-term planned goals. There can be no assurance that such funds, if available at all, can be obtained on terms reasonable to us. In this regard, we have obtained and will continue to attempt to obtain raise funds through the private sale of our securities and (short and long term) loans for inventory purchases, new product development, expansion, advertising and marketing. We cannot predict if and when we will become profitable and less dependent upon outside financing sources.

Our plan of operation for the twelve months following the date of this Prospectus is to continue to develop and expand our business operations. The process may include, but not exclusively, activities such as:

Capitalization. Currently, we do not have sufficient financial resources to implement or complete our business plan. We anticipate that we will need a minimum of $1,500,000 to satisfy our cash requirements over the next 12 months. We cannot be assured that revenue from operations, if any, will be sufficient to fund our activities during the next 12 months. Accordingly, if there is a shortfall of funds, we will have to seek alternates sources of capital, including private placements, a public offering, and/or loans from officers and/or third party lenders. We can offer no assurance that we will be able to raise additional funds if needed, on acceptable terms to us on a timely basis or otherwise. If we are unsuccessful in our attempts to raise sufficient capital, we may have to cease operations, seek joint venture partners or postpone our plans to initiate or complete our business plan. In that case, you may lose your entire investment in our company.

- Funding next wave of production orders for the next 12 months. Estimated Cost: $750,000
- Conducting a search for new manufacturers. Estimated Cost: $50,000
- Commence and establish marketing, advertising and promotion programs to increase brand equity and awareness. Estimated cost: $150,000.
- Salaries, including for present employees and possible new hiring of additional management personnel and appropriate operating and sales staff. Estimated cost: $275,000.
- Partial (or full) repayment of loans. Estimated cost: $120,000.
- Secure additional strategic licenses to support our long term growth strategy. Estimated Cost: $150,000

These are only estimates and no assurance can be given regarding either statement as to timing or actual eventuality. If more than the minimum amounts indicated above are raised, we anticipate spending increased amounts on establishing and expanding our distribution network, marketing, advertising and promotions.

Liquidity and Capital Resources

We have financed operations and internal growth since our reverse merger in February 2006 through the private placement of equity securities and loans, and have received gross proceeds of $1,761,346 from those sources since that time.

As of September 30, 2007, we had $902,584 of cash and other current assets on hand.

We believe that available cash resources are likely to be sufficient to meet anticipated working capital requirements for at least the next three month**s.** We intend seek additional funding for pursuing our business plan , expansion of existing operations or other purposes, or to the extent that our operations do not generate sufficient levels of profitability and cash flow. Should we seek to raise additional capital, there can be no assurances that such capital can be raised on satisfactory terms, on a timely basis, or at all.

Our future capital requirements will depend upon many factors, including the expansion of our business operations.

Currently, because we are a new business with limited credit history we must pay for our purchases "up front" (in most cases) and are not granted extended credit terms at this time. This will continue until we have established a satisfactory credit history. We cannot estimate, with any certainty, how long this may take, or if it will occur at all. Our inability to obtain credit from such providers has a significant impact upon our liquidity and our ability to utilize funds for other purposes. Similarly, if and when we hire additional personnel, including management and sales personnel, the cost related to such hiring's will have a significant impact on our liquidity and deployment of funds.

Principal Commitments

At September 30, 2007, we did not have any material commitments for capital expenditures.

Off-Balance Sheet Arrangements

At September 30, 2007, we did not have any transactions, obligations or relationships that could be considered off-balance sheet arrangements.


LEGAL PROCEEDINGS


We are not aware of any pending litigation or legal proceedings and none have been contemplated or threatened.


MANAGEMENT


The following table and text set forth the names of all directors and executive officers of our Company as of November 30, 2007. The Board of Directors is comprised of only one class. All of the directors will serve until the next annual meeting of shareholders and until their successors are elected and qualified, or until their earlier death, retirement, resignation or removal. Except that Clint Mytych (President and Chairman of the Board) is the son of Donna Shatter (Vice President of Operations, Secretary/Treasurer and Director), there are no family relationships between or among the directors, executive officers or persons nominated by our Company to become directors or executive officers. The brief descriptions of the business experience of each director and executive officer and an indication of directorships held by each director in other companies subject to the reporting requirements under the Federal securities laws are provided herein below.

Our directors and executive officers are as follows:

Name	Age	Position Held with the Registrant
Clint Mytych	26	Chairman, Director and President
Donna Shatter	48	Vice President of Operations, Secretary/Treasurer and Director
Nick Popravsky	51	Vice President of Sales and Marketing , Director
James Parliament	43	Chief Financial Officer, Director

Business Biographies of Directors and Executive Officer:

Clint Mytych

Since January 2002, Mr. Mytych has been our President and Chairman. From 1999 to 2002 he was employed by ECA, a manufacturing company, At ECA, he was promoted to the position of Purchasing Director. From 2002 to 2004, he was a General Manager of Driven Image, Inc., one of the largest luxury car rental agencies . Mr. Mytych holds a number of patents and trademarks. Clint has a Bachelor's Degree in Business Management from Tyndale University located in Michigan.

Donna Shatter

After raising her family, Ms. Shatter resumed her business career when she joined our Company as the Vice President of Operations, Secretary/Treasurer and a Director in January 2006. She is the mother of Clint Mytych, Her previous business experience was primarily in the areas of finance and administration, including nine years as a Brand Merchandiser for Aris/Isotoner.

Nick Popravsky

Nick has been VP and Director of Sales for Eternal Image (and its predecessor entities) since 2002. A business veteran with several years of experience, Mr. Popravsky's resume includes General Electric, Pinnacle Media, HH Communications, and Tribune Newspapers. He has held a seat on the board of the Information Providers Association.

James Parliament

Since January 2006, Mr. Parliament has been our CFO. From 2005 until 2006,, he was a Senior Solutions Architect and project Manager with Ford Motor Company, Dearborn, Michigan. From 1994 to 2005, he was employed with IBM in New York City in various positions, most recently as a Senior Technology Consultant, designing and implementing several large Financial and Enterprise Systems Management applications. Prior to joining IBM, James was a financial analyst working for Metropolitan Life Insurance Company of New York.

Mr. Parliament earned an MBA from Lawrence Technological University in Michigan and a Bachelor's Degree in Financial Management from Bob Jones University in South Carolina.

Significant Employees

Joining us in January 2008, David DeAvila is assuming the role of Director of Sales. From 2005 until this past October, David was the Director of Sales for Hermle, a German clock company based in Virginia. While there, he created a line of clock urns for the company; their first foray into the funeral industry. Prior to that, he was head of international sales and marketing for the Howard Miller Clock Company based in Zeeland, Michigan. It was during his tenure at Howard Miller that he developed a complete line of clock urns and other memorial products utilizing the Howard Miller brand, one of the most recognizable clock brands in America and the largest clock manufacturer in the world. Prior to that, he had a 21 year career culminating as the Director of International Operations at Herman Miller Inc., the office furniture manufacturer based in Holland Michigan. He received his education at Oral Roberts University in Tulsa, OK, Dekalb College in Atlanta, GA and at Brenau University, also in Georgia.

Audit Committee

We do not presently have an audit committee. The board of directors acts in that capacity and has determined that we do not currently have an audit committee financial expert serving on our audit committee or board of directors.

EXECUTIVE COMPENSATION

The following table summarizes compensation paid or, or earned by our Chief Executive Officer and our three executive (the "Named Executive Officers"). None of our officers received annual compensation that exceeded $100,000 or is being compensated at an annual rate exceeding $100,000. Three of the Named Executives (Messrs. Mytych and Popravsky and Ms. Shatter) began serving the Company in January 2002 while the other Named Executive, our CFO, James Parliament began serving in November 2006.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Non-Qualified Deferred Compensation Earnings ($)	All Other Compensation($)	Total ($)
Clint Mytych	2006	75,000	0	332,800	0	0	0	0	407,800
President	2005	0	0	0	0	0	0	0	0
Donna Shatter	2006	65,000	0	247,000	0	0	0	0	312,000
Vice President	2005	0	0	0	0	0	0	0	0
Operations									
Nick Popravsky	2006	65,000	0	78,500	0	0	0	0	143,500
Vice President	2005	0	0	0	0	0	0	0	0
Sales/Marketing									

Outstanding Equity Awards at Fiscal Year-End

The following table provides information regarding the unexercised and stock options that have not yet vested for each Named Executive Officer as of the end of the fiscal year ended December 31, 2007. The shares indicated below give effect to the January 15, 2008, one for 20 reverse split, and the September 26, 2006, four to one forward split.

	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares of Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Clint Mytych	-	-	-	-	-	9,686,000	475,777	-	-
Donna Shatter	-	-	-	-	-	8,450,000	415,064	-	-
Nick Popravsky	-	-	-	-	-	6,300,000	309,456	-	-
James Parliament	-	-	-	-	-	47,500	2,333	-	-

Stock Option Plans and Option Grants in 2006

Through 2006 we had not adopted any Stock or Equity Option Plans and therefore there have been no option grants including to directors, officers, employees and consultants in 2006. Subsequently, a plan has been approved by the board of directors and shareholders on January 10, 2008.

Aggregated Option Exercises in 2006 and Option Values at December 31, 2006

As of December 31, 2006, no options were exercised.

Long-Term Incentive Plan Awards in 2006

None

19

Compensation of Directors

Members on our Board are not compensated (in cash or equity) for any services provided as directors.

Employment Agreements; Compensation

Clint Mytych serves as our Chief Executive Officer, President and Chairman of the Board on a non-exclusive basis. On March 15, 2006, we entered into five year agreement with Mr. Mytych for these services. Under our agreement with him, we agreed to pay to Mr. Mytych $75,000 per year and full medical insurance coverage including dental and optical coverage minimum. He is entitled to three weeks paid vacation. Mr. Mytych is available to us so that he may perform duties that may be assigned to him from time to time by our Board of Directors to the satisfaction of the Board. Mr. Mytych devotes an average of at least 40 hours per week to the Company. This Agreement can be terminated by us for cause or by either of us upon notice.

Donna Shatter serves as our Vice President of Operations, Secretary/Treasurer and Director on a non-exclusive basis. On March 15, 2006, we entered into five year agreement with Ms. Shatter for these services. Under our agreement with her, we agreed to pay to Ms. Shatter $65,000 per year and full medical insurance coverage including dental and optical coverage minimum. She is entitled to three weeks paid vacation. Ms. Shatter is available to us so that she may perform duties that may be assigned to her from time to time by our Board of Directors to the satisfaction of the Board. Ms. Shatter devotes an average of at least 40 hours per week to the Company. This Agreement can be terminated by us for cause or by either of us upon notice.

Nick Popravsky serves as our Vice President of Sales and Marketing and Director on a non-exclusive basis. On March 15, 2006, we entered into five year agreement with Mr. Popravsky for these services. Under our agreement with him, we agreed to pay to Mr. Popravsky $65,000 per year and full medical insurance coverage including dental and optical coverage minimum. He is entitled to three weeks paid vacation. Mr. Popravsky is available to us so that he may perform duties that may be assigned to him from time to time by our Board of Directors to the satisfaction of the Board. Mr. Mytych devotes an average of at least 40 hours per week to the Company. This Agreement can be terminated by us for cause or by either of us upon notice.

In addition to the above, Mr. James Parliament is employed as our Chief Financial Officer and a Director at the annual rate of $43,000. Mr. Parliament devotes 40 hours per week to the Company. Although we intend to enter into an employment with Mr. Parliament, we have not completed negotiations at this time. He currently receives the same benefits as the other Named Executives.

David DeAvila serves as our Director of Sales at the annual rate of $62,500 and full medical insurance coverage including dental and optical coverage minimum. He is entitled to two weeks paid vacation. Mr DeAvila devotes at least 40 hours per week to the Company.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of January 11, 2008, certain information regarding beneficial ownership of our common stock (including our preferred stock which is convertible into common stock at the rate of one share of preferred into one share of common, and has voting privileges of one vote per share of preferred stock) by (i) each person or entity who is known by us to own beneficially more than 5% of the outstanding shares of common stock, (ii) each of our directors, and (iii) all directors and executive officers as a group. As of January 15, 2008, there were 169,975,072 shares of our common stock issued and outstanding. In computing the number and percentage of shares beneficially owned by a person, shares of common stock that a person has a right to acquire within sixty (60) days of December 21, 2007, pursuant to options, warrants or other rights are counted as outstanding, while these shares are not counted as outstanding for computing the percentage ownership of any other person. Unless otherwise indicated, the address for each shareholder listed in the following table is c/o Eternal Image, Inc., 28800 Orchard Lake Road, Suite 130, Farmington Hills, Michigan 48334. This table is based upon information supplied by directors, officers and principal shareholders. This table gives effect to our 2006 forward stock splits as well as our January 15, 2008, 1 to 20 reverse stock split.

Nature of Beneficial Owner		Amount and Nature of Beneficial Ownership	Percent of Class
Officers, Directors			
Clint Mytych	Common	9,686,000	4.12% (1)
	Preferred	1,925,000,000	100% (1)
Donna Shatter	Common	8,450,000	3.59%
Nick Popravsky	Common	6,300,000	2.68%
5% Shareholders			
North Atlantic Resources Ltd.(2)	Common	24,133,104	10.30%
All Officers and Directors as a group (four persons) (1)	Common	24,436,000	10.4% (1)
	Preferred	1,925,000,000	100% (1)

(1) On an as converted basis, Mr. Mytych's percentage ownership and voting privileges would equal 62.6%, and all officers and directors as a group would equal 69.8%

(2)The shares listed for this shareholder include 3,690,476 shares held by Emerald Asset Advisors, an affiliate of North Atlantic Resources Ltd. The same principal is owner of both entities.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

This section describes the transactions we have engaged in with persons who were directors, officers or affiliates at the time of the transaction, and persons known by us to be the beneficial owners of 5% or more of our common stock as of December 17, 2007 ("Principal Shareholder"). Share issuances described below give effect to the previously mentioned stock splits as if they had occurred subsequent to the splits.

We have borrowed funds from various officers and/or directors as follows:

On February 16, 2006, we borrowed $29,750.32 from Clint Mytych. The unsecured loan agreement calls interest of 5% and monthly installments of interest and principal of $1,305.19—the final payment is due in May 2009. We are current on the payments.

On February 16, 2006, we borrowed $41,856.47 from Donna Shatter. The unsecured loan agreement calls interest of 5% and monthly installments of interest and principal of $1,836.30—the final payment is due in June 2009. We are current on the payments.

On April 15, 2004, we borrowed $58,000 from Fifth Third Bank which loan is secured by the personal guarantees of Donna Shatter and Clint Mytych. The loan agreement calls interest of 6.75% and monthly installments of interest and principal of $689—the final payment is due in May 2009. We are current on the payments.

On October 10, 2007, we entered into a convertible promissory note with North Atlantic Resources, Limited, the Selling Shareholder named in this prospectus and a Principal Shareholder. The note called for interest of 20% and was due on February 28, 2008. The conversion rate, giving effect to our January 15, 2008, 1 to 20 reverse split, was at the rate of $.002 per dollar of principal and interest converted. On January 11, 2008, the lender exercised its option to convert all of the principal and interest into shares of common stock. These shares are the shares covered by this Prospectus,

In addition to the aforementioned convertible promissory note, North Atlantic Resources, Limited purchased a total of 20,442,628 shares of our common stock in July and September of 2007 for a total of $315,000. Its affiliate, Emerald Asset Advisors, in July 2007, purchased an additional 3,690,476 shares of our common stock for $150,000.

*Note: These were Post-Reverse Split Numbers

In connection with our February 15, 2006 Reverse Merger, the following officers and directors (who were shareholders of our predecessor entity) were issued shares of our common stock in exchange for their interests in the predecessor entity:

Clint Mytych	5,590,000 shares
Donna Shatter	200,000 shares
Nick Popravsky	500,000 shares

*Note: These were Post-Reverse Split Numbers

In addition, in 2006 and 2007, the officers and directors were issued shares of our common stock as additional compensation for services rendered as follows:

Clint Mytych	9,686,000 shares
Donna Shatter	8,450,000 shares
Nick Popravsky	6,300,000 shares
James Parliament	47,500 shares

*Note: These were Post-Reverse Split Numbers

Finally, on July 25, 2007, as an anti takeover strategy, we issued 9,625,000 shares of convertible preferred voting shares to Clint Mytych. These preferred shares have voting rights of one vote per share and are convertible into common stock at the rate one share of preferred into one shares of common stock.

*Note: These were Post-Reverse Split Numbers

DESCRIPTION OF SECURITIES

Preferred Stock

We are authorized to issue 1,925,000,000 shares of preferred stock, par value $.001 per share. The preferred stock may be issued in one or more series and our Board of Directors, without further approval from its shareholders, is authorized to fix the dividend rights and terms, conversion rights, voting rights, redemption rights, liquidation preferences and other rights and restrictions relating to any series. Issuances of preferred stock, while providing flexibility in connection with possible financings, acquisitions and other corporate purposes, could, among other things, adversely affect the voting power of the holders of our common stock. Currently, there are 1,925,000,000 shares of preferred outstanding that have voting rights of one vote per share and are convertible into common stock at the rate one share of preferred into one shares of common stock.

Common Stock

We are authorized to issue 5.8 billion shares of common stock, $.001 par value per share, of which 169,975,072 shares are currently issued and outstanding. Each outstanding share of common stock is entitled to one vote, either in person or by proxy, on all matters that may be voted upon by their holders at meetings of the shareholders. Holders of our common stock may receive dividends declared by the Board of Directors, if any. Such dividends may be paid in cash, in property, or in shares of the capital stock.

As of the date of this Prospectus, our stock is listed on the Pink Sheets. The price of our common stock will likely fluctuate in the future. The stock market in general has experienced extreme stock price fluctuations in the past few years. In some cases, these fluctuations have been unrelated to the operating performance of the affected companies. Many companies have experienced dramatic volatility in the market prices of their common stock. We believe that a number of factors, both within and outside our control, could cause the price of our common stock to fluctuate, perhaps substantially. Factors such as those described in this Memorandum under "Risks Related to Capital Structure" and the following could have a significant adverse impact on the market price of its common stock:

- Our ability to obtain additional financing and, if available, the terms and conditions of the financing;

- Our financial position and results of operations;

- U.S. and foreign governmental regulatory actions;

- The filing of litigation against us;

- Period-to-period fluctuations in our operating results;

- Changes in estimates of our performance by any securities analysts;

- Possible regulatory requirements on our business;

- The issuance of new equity securities pursuant to a future offering;

- Changes in interest rates;

- Competitive developments, including announcements by competitors of new products or services or significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

- Variations in quarterly operating results;

- Change in financial estimates by securities analysts;

- The depth and liquidity of the market for our common stock;

- Investor perceptions of us; and

- General economic and other national conditions.

Transfer Agent

Our transfer agent is Integrity Stock Transfer, located at 3027 East Sunset Road, Suite 103 Las Vegas NV 89120, telephone (702) 317-7757.

SHARES ELIGIBLE FOR FUTURE SALE

Future sales of a substantial number of shares of our common stock in the public market could adversely affect market prices prevailing from time to time. Under the terms of this offering, the shares of common stock offered may be resold without restriction or further registration under the Securities Act of 1933, except that any shares purchased by our "affiliates," as that term is defined under the Securities Act, may generally only be sold in compliance with Rule 144 under the Securities Act.

Sale of Restricted Shares

Certain shares of our outstanding common stock were issued and sold by us in private transactions in reliance upon exemptions from registration under the Securities Act and have not been registered for resale. Additional shares may be issued pursuant to outstanding warrants and options. Such shares may be sold only pursuant to an effective registration statement filed by us or an applicable exemption, including the exemption contained in Rule 144 promulgated under the Securities Act. The shares owned by the shareholders immediately prior to the reverse merger may only be sold pursuant to an effective registration statement.

Rule 144

In general, under Rule 144 as currently in effect, a shareholder, including one of our affiliates, may sell shares of common stock after at least one year has elapsed since such shares were acquired from us or our affiliate. The number of shares of common stock which may be sold within any three-month period is limited to the greater of: (i) one percent of our then outstanding common stock, or (ii) the average weekly trading volume in our common stock during the four calendar weeks preceding the date on which notice of such sale was filed under Rule 144. Certain other requirements of Rule 144 concerning availability of public information, manner of sale and notice of sale must also be satisfied. In addition, a shareholder who is not our affiliate, who has not been our affiliate for 90 days prior to the sale, and who has beneficially owned shares acquired from us or our affiliate for over two years may resell the shares of common stock without compliance with many of the foregoing requirements under Rule 144. The shares owned by the shareholders immediately prior to the reverse merger may only be sold pursuant to an effective registration statement.

Warrants

On July 18, 2006, in connection with our reverse merger, we issued to Carley Enterprises 3,000,000 five year warrants exercisable at $2.00 per share. These warrants are subject to future stock splits and other adjustments. The current number of warrants have been adjusted for the 20:1 reverse split.

SELLING SHAREHOLDERS

The securities being offered hereunder are being offered by the selling shareholders listed below or their respective transferees, pledgees, donees or successors. Each selling shareholder may from time to time offer and sell any or all of such selling shareholder's shares that are registered under this prospectus. Because no selling shareholder is obligated to sell shares, and because the selling shareholders may also acquire publicly traded shares of our common stock, we cannot accurately estimate how many shares each selling shareholder will own after the offering.

All expenses incurred with respect to the registration of the common stock covered by this prospectus will be borne by us, but we will not be obligated to pay any underwriting fees, discounts, commissions or other expenses incurred by any selling shareholder in connection with the sale of shares.

The following table sets forth, with respect to the selling shareholder (i) the number of shares of common stock beneficially owned as of December 21, 2007 and prior to the offering contemplated hereby, including the shares held by an affiliate of the selling shareholder, Emerald Asset Advisors, (ii) the maximum number of shares of common stock which may be sold by the selling shareholder under this prospectus, and (iii) the number of shares of common stock which will be owned after the offering by the selling shareholder. All shareholders listed below are eligible to sell their shares. The percentage ownerships set forth below are based on 169,975,072 shares outstanding as of the date of this prospectus.

| | Prior to Offering | | | After Offering(1) | |
| | Shares | Percent | Shares Offered | Shares | Percent |
Investor Name					
North Atlantic Resources, Limited	78,586,044	46.0	54,452,940(2)	24,133,104	10.3

*North Atlantic Resources, Limited is controlled by Michael Xirinachs.

(1) Represents the amount of shares that will be held by the selling shareholders after completion of this offering based on the assumption that all shares registered for sale hereby will be sold. However, the selling stockholders may offer all, some or none of the shares pursuant to this prospectus, and to our knowledge there are currently no agreements, arrangements or understanding with respect to the sale of any of the shares that may be held by the selling stockholders after completion of this offering.
(2) Represents shares into which this Selling Shareholder has converted its convertible promissory note (interest and principal) on January 11, 2008.

To our knowledge, none of the selling shareholders has had a material relationship with the Company other than as a shareholder and lender at any time within the past three years, and each selling shareholder purchased shares of our common stock in the ordinary course of business and at the time of the purchase of the securities, had no agreements with any person to distribute the securities.

LEGAL MATTERS

The validity of the issuance of the common stock offered hereby will be passed upon for us by Thomas E. Boccieri, Esq. Mr. Boccieri is the owner of 900,000 shares of common stock.

EXPERTS

The financial statements of Eternal Image, Inc. for each of the years in the two year period ended December 31, 2006 and for the period from inception (April 16, 2004) to December 31, 2006 appearing in this prospectus have been audited by Demetrius & Company, L.LC as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

DISCLOSURE OF COMMISSION POSITION ON
INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Pursuant to our certificate of incorporation and bylaws, we may indemnify an officer or director who is made a party to any proceeding, because of his position as such, to the fullest extent authorized by the New Jersey Business Corporations Act, as the same exists or may hereafter be amended. In certain cases, we may advance expenses incurred in defending any such proceeding.

To the extent that indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, we have been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. If a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of our company in the successful defense of any action, suit or proceeding) is asserted by any of our directors, officers or controlling persons in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of that issue.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form SB-2, which includes exhibits, schedules and amendments, under the Securities Act, with respect to this offering of our securities. Although this prospectus, which forms a part of the registration statement, contains all material information included in the registration statement, parts of the registration statement have been omitted as permitted by rules and regulations of the SEC. We refer you to the registration statement and its exhibits for further information about us, our securities and this offering. The registration statement and its exhibits, as well as our other reports filed with the SEC, can be inspected and copied at the SEC's public reference room at 100 F Street, N.E., Washington, D.C. 20549-1004. The public may obtain information about the operation of the public reference room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains a web site at http://www.sec.gov, which contains the Form SB-2 and other reports, proxy and information statements and information regarding issuers that file electronically with the SEC.

SEPTEMBER 30, 2007

CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholders of Eternal Image, Inc.

We have audited the accompanying balance sheet of Eternal Image, Inc. as of December 31, 2006 and the related consolidated statements of operations, changes in stockholders' equity (deficit) and cash flows for each of the years in the two-year period ended December 31, 2006 and for the period from April 16, 2004 (inception) to December 31, 2006. These financial statements are the responsibility of the company's management. Our responsibility is to express and opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Eternal Image, Inc. as of December 31, 2006 and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

Demetrius & Company, L.L.C.

Wayne, New Jersey
August 13, 2007

ETERNAL IMAGE, INC.
BALANCE SHEET

		December 31, 2006		September 30, 2007 (Unaudited)
Current Assets:				
Cash	$	88,569	$	112,830
Accounts Receivable		-		75,835
Inventories		-		707,319
Advance Marketing Expenses		20,000		6,600
Total Current Assets		108,569		902,584
Fixed Assets:				
Furniture, Office Equipment and				
Product Design and Tooling, net		254,317		467,799
Other Assets:				
Goodwill		23,500		23,500
Advance Royalties		337,500		249,595
Security Deposit		3,495		-
Other Assets, net		24,068		21,653
Total Other Assets		388,563		294,748
Total Assets	$	751,449	$	1,665,131
Current Liabilities:				
Accounts Payable	$	248,783	$	647,971
Rent Payable		8,898		8,898
Salaries Payable		74,145		85,845
Payroll Taxes		50		-
Accrued Interest		3,154		4,279
Customer Deposit		2,290		-
Notes Payable, Current Portion		121,015		95,850
Total Current Liabilities	$	458,335	$	842,843
Long Term Liabilities:				
Notes Payable		78,743		67,188
Total Long Term Debt		78,743		67,188
Total Liabilities		537,078		910,031
Stockholders' Equity				
Preferred Stock - $.001 par value:				
1,925,000,000 shares authorized				
1,925,000,000 shares issued and outstanding		-		1,925,000
Common Stock - $.001 par value:				
5,800,000,000 shares authorized				
91,095,949 and 175,505,720 shares issued and outstanding		91,096		175,505
Stock Warrants		15,000		15,000
Additional Paid in Capital		5,259,076		5,768,995
Accumulated Deficit During Development Stage		(5,150,801)		(5,150,801)
Accumulated Deficit		-		(1,978,599)
Total Stockholders' Equity		214,371		755,100
Total Liabilities and Stockholders' Equity	$	751,449	$	1,665,131

The accompanying footnotes are an integral part of the financial statements

ETERNAL IMAGE, INC.

STATEMENT OF OPERATIONS

	Year Ended December 31, 2006	Year Ended December 31, 2005	Nine Months Ended September 30, 2007 (Unaudited)	Nine Months Ended September 30, 2006 (Unaudited)
Revenue	$ -	$ -	$ 250,894	$ -
Cost of Goods Sold	-	-	175,776	-
Gross Profit	-	-	75,118	-
Operating Expenses:				
Salaries	208,758	-	763,360	182,128
Travel and Entertainment	27,347	5,819	20,920	3,119
Professional Fees	42,598	3,101	82,113	5,679
Payroll Taxes and Employee Benefits	21,653	-	54,527	13,909
Consulting Fees	4,304,173	23,515	296,100	1,490,858
Rent	27,757	1,849	28,532	9,185
Public Relations and Marketing	97,127	-	336,698	24,827
Product Licensing and Royalties	157,500	75,000	313,956	96,000
General and Administrative	72,985	13,281	123,872	45,917
Depreciation and Amortization	16,816	7,995	33,132	14,271
Total Operating Expenses	4,976,714	130,560	2,053,210	1,885,893
Loss Before Other Income and (Expense)	(4,976,714)	(130,560)	(1,978,092)	(1,885,893)
Other Income (Expenses):				
Interest Income	2,421	-	790	1,210
Miscellaneous Income	-	-	5,001	-
Interest Expense	(13,518)	(2,417)	(6,298)	(10,138)
Gain on Sale of Equipment	539	-	-	539
Total Other Income (Expenses)	(10,558)	(2,417)	(507)	(8,389)
Net Loss	$ (4,987,272)	$ (132,977)	$ (1,978,599)	$ (1,894,282)
Basic and diluted net loss per share	$ 0.07	$ 0.04	$ 0.02	$ 0.02
Weighted average common shares outstanding	72,746,076	3,028,836	119,696,414	11,086,800

The accompanying footnotes are an integral part of the financial statements

ETERNAL IMAGE, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)

FOR THE YEAR ENDED DECEMBER 31, 2006 AND 2005,
AND THE NINE MONTHS ENDED SEPTEMBER 30, 2007 (UNAUDITED)

Description	Shares	Par Value Amount	Additional Paid In Capital	Accumulated Deficit During Development Stage	Accumulated Deficit September 30, 2007	Totals
Balance as of December 31, 2004				(30,552)	-	(30,552)
Net loss for the period ending December 31, 2005	-	-	-	(132,977)	-	(132,977)
Balance as of January 1, 2006	-	-	-	(163,529)	-	(163,529)
Issuance of common stock for fees/services	51,614,819	51,615	4,200,161	-	-	4,251,776
Issuance of common stock for loan repayment	150,000	150	99,850	-	-	100,000
Issuance of common stock for cash	39,331,130	39,331	974,065	-	-	1,013,396
Net Loss for the period ending December 31, 2006	-	-	-	(4,987,272)	-	(4,987,272)
Balance as of December 31, 2006	91,095,949	91,096	5,274,076	(5,150,801)	-	214,371
Issuance of preferred stock for fees/services	-	1,925,000	(1,825,000)	-	-	100,000
Issuance of common stock for fees/services	16,275,000	16,275	708,725	-	-	725,000
Issuance of common stock for loan repayments	30,737,271	30,737	1,236,263	-	-	1,267,000
Issuance of common stock for cash	37,397,500	37,397	389,931	-	-	427,328
Net loss for the period ending September 30, 2007	-	-	-	-	(1,978,599)	(1,978,599)
Balance as of September 30, 2007 (Unaudited)	175,505,720	$ 2,100,505	$ 5,783,995	$ (5,150,801)	$ (1,978,599)	$ 755,100

The accompanying footnotes are an integral part of the financial statements

ETERNAL IMAGE, INC.

STATEMENT OF CASH FLOWS

	Year Ended December 31, 2006		Year Ended December 31, 2005		Nine Months Ended September 30, 2007 (Unaudited)		Nine Months Ended September 30, 2006 (Unaudited)	
Cash Flows from Operating Activities:								
Net Loss	$	(4,987,272)	$	(132,977)	$	(1,978,599)	$	(1,894,282)
Adjustments to Reconcile Net Loss								
to Net Cash Used in Operating Activities:								
Depreciation		6,964		357		30,716		4,865
Amortization		9,852		7,638		2,416		3,337
Gain on Sale of Equipment		(539)		-		-		-
Retirement of Other Assets		6,445		-		-		-
Capital Stock Issued in lieu of Payment for Services		4,251,776		-		825,000		1,519,461
Capital Stock Issued in lieu of Payment on Loan		100,000		-		1,267,000		100,000
(Increase) Decrease in:								
Accounts Receivable		-		-		(78,125)		-
Inventories		-		-		(707,319)		-
Prepaid Consulting		-		-		-		14,500
Advance Royalties		(215,000)		(130,000)		87,904		10,000
Advance Marketing Expenses		(20,000)		-		13,400		(10,000)
Security Deposit		(2,895)		-		3,495		(3,495)
Increase (Decrease) in:								
Accounts Payable		248,783		-		394,766		(12,250)
Rent Payable		8,898		-		-		-
Payroll Taxes		50		-		(50)		-
Accrued Interest		3,154		-		1,125		10,138
Royalties Payable		-		-		-		(75,000)
Salaries Payable		74,145		-		11,700		99,208
Customer Deposit		2,290		-		-		-
Net Cash Used in Operating Activities		(513,349)		(254,982)		(126,571)		(233,518)
Balance Forward	$	(513,349)	$	(254,982)	$	(126,571)	$	(233,518)

The accompanying footnotes are an integral part of the financial statements

31

ETERNAL IMAGE, INC.

STATEMENT OF CASH FLOWS (CONTINUED)

	Year Ended December 31, 2006		Year Ended December 31, 2005		Nine Months Ended September 30, 2007 (Unaudited)		Nine Months Ended September 30, 2006 (Unaudited)	
Balance Forward	$	(513,349)	$	(254,982)	$	(126,571)	$	(233,518)
Cash Flows from Investing Activities:								
Purchase of Fixed Assets		(247,032)		(800)		(244,198)		(69,592)
Purchase of Intangible Assets		(23,500)		(11,563)		-		(26,452)
Proceeds from Sale of Fixed Assets		768		-		-		-
Net Cash Used in Investing Activities		(269,764)		(12,363)		(244,198)		(96,044)
Cash Flows from Financing Activities:								
Proceeds from Sale of Capital Stock		39,331		-		37,397		1,389
Proceeds from Additional Paid in Capital		974,065		-		389,931		418,557
Proceeds from Notes Payable		-		264,919		20,000		28,000
Principal Payments of Notes Payable		(171,789)		(9,435)		(52,298)		(116,995)
Change in Member's Equity		-		10,764		-		-
Net Cash Provided by Financing Activities		841,607		266,248		395,030		330,951
Net Increase (Decrease) in Cash		58,494		(1,097)		24,261		1,389
Cash, Beginning		30,075		31,172		88,569		30,075
Cash, Ending	$	88,569	$	30,075	$	112,830		31,464
Cash Paid During the Year for:								-
Interest	$	7,219	$	2,417	$	5,173	$	-
Non-Cash Transactions:								
Capital Stock Issued in lieu of Payment for Services	$	4,251,776	$	-	$	825,000	$	-
Capital Stock Issued in lieu of Payment on Loan	$	100,000	$	-	$	1,267,000	$	100,000

The accompanying footnotes are an integral part of the financial statements

ETERNAL IMAGE, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005,
AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2007 AND 2006 (UNAUDITED)

The Company -

Eternal Image was incorporated January 31, 2006 in the State of Delaware. Eternal Image, Inc.
Eternal Image Inc. ("Eternal Image") ("The Company") is the first manufacturer of branded, licensed
funerary products for humans and pets. Eternal Image secures license agreements with appropriate
brand licensors and develops funerary products (such as caskets, urns, and vaults) using the brand
brand logo and images prominently in the design of the product.

Once a license is secured, Eternal Image works with designers and engineers to create product
drawings and prototypes. The prototypes are then approved by the brand license holder. Once approval
has been received by the brand licensor, Eternal Image then sources the product for manufacture with
the appropriate manufacturing agent. Eternal Image utilizes a distribution network that in turn supplies
Funeral Homes throughout the United States.

From inception until December 31, 2006 the Company was in the development stage and had accumulated a
deficit of $5,150,801. In January, 2007 the Company had achieved planned operations and began generating
revenue from sales.

1. **Summary of Significant Accounting Policies:**

Basis of Presentation -

Diamics, Inc. acquired Eternal Image and changed its name to Eternal Image, Inc.
The acquisition was accounted for as a reverse acquisition. Eternal Image, Inc has been treated as the
acquirer of Diamics, Inc. for financial reporting purposes as it's shareholders control more than 50%
of the post transaction result of the combined company. Therefore, the accompanying presentation
presents the historical financials of Diamics, Inc. and the accounting acquirer.

The Company's policy is to prepare its financial statements in conformity with generally accepted
accounting principles. Consequently, certain revenue and the related assets are recognized when
incurred rather than when received, and certain expenses and he related liabilities are recognized
when the obligation is incurred rather than paid. Depreciation expense under generally accepted
accounting principles is spread over the estimated useful lives of the assets using straight-line
and certain accelerated methods.

The accompanying unaudited financial statements for the nine months ended September 30,
2007 and 2006 have been prepared in accordance with accounting principles generally
accepted in the United States of America for interim financial information, pursuant to the rules
and regulations of the Securities and Exchange Commission. The results for the periods indicated
are unaudited, but reflect all adjustments (consisting only of normal recurring adjustments)
which management considers necessary for a fair presentation of operating results.

1.   **Summary of Significant Accounting Policies - (continued):**

Use of Estimates -

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Financial Instruments -

The Company's financial instruments include cash and cash equivalents, accounts payable, accrued expenses and notes payable. These financial instruments are carried at cost, which, unless otherwise disclosed, approximates fair market value due to their short maturities.

Cash and Cash Equivalents -

The Company considers all highly liquid investments with original maturities of three months or less when purchased to be cash equivalents.

The Company's cash and cash equivalents are held principally at three financial institutions and at times may exceed insured limits.

Furniture, Equipment, Product Development Costs and Depreciation -

Furniture, equipment and product costs are stated at cost. Depreciation of furniture and equipment is determined on the straight-line and accelerated methods over the estimated useful lives of the assets. Maintenance and repairs are charged to expense as incurred; major renewals and betterments are capitalized. When items of furniture or equipment are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in income (the results of operations).

Royalties

The Company enters into agreements to license trademarks, copyrights and patents. The agreements may call for minimum amounts of royalties to be paid in advance and through out the term of the agreement which are nonrefundable in the event that product sales fail to meet certain minimum levels. Advance royalties resulting from such transactions are stated at amounts estimated to be recoverable from future sales of the related products. The Company expenses royalties at the time liabilities under license agreements are incurred.

ETERNAL IMAGE, INC.
NOTES TO FINANCIAL STATEMENTS

1. **Summary of Significant Accounting Policies - (continued):**

Impairment of Long-Lived Assets -

The Company periodically reviews its long-lived assets for impairement whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Impairment is determined to exist if estimated undicsounted future cash flows are less than the carying amount of the asset. If such assets are considered to be impaired, the impairement recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. The Company has determined that there was no impairment of long-lived assets in 2006 and thus no impairment loss was taken in that year.

Goodwill -

Goowdill of $23,500 resulted from a merge to a public shell company in 2006.
This asset will be periodically reviewed for impairment and expensed as necessary

Patents -

The Company capitalizes its expenditures relating to the filing and maintenance of its patents and amortizes such costs over the estimated useful life of the patent, which generally approximates fifteen years. Accumulated amortization was $2,087 at December 31,2006. Amortization expense relating to patents was $808 for the year ended December 31, 2006.

Income Taxes -

The Company accounts for income taxes using the liability method. The liability method requires the determination of deferred tax assets and liabilities based on the differences between the financial statements and income tax bases of assets and liabilities, using enacted tax rates. Additionally, net deferred tax assets are adjusted by a valuation allowance, if, based on the weight of available evidence, it is uncertain whether some portion or all of the net deferred tax assets will be realized. There is no current provision for corporate income tax for the year ended December 31, 2006 as the Company generated a net loss for income tax purposes.

Basic and Diluted Loss per Common Share -

The Company displays earnings (loss) per share in a dual presentation of basic and diluted earnings (loss) per share. Basic earnings (loss) per share includes no dilution and is computed by dividing net income or loss available to common shareholders by the weighted average number of common shares shares outstanding for the period.

Outstanding common stock options, warrant, convertible preferred shares and convertible notes payable have not been considered in the computation of diluted earnings per share amounts, since the effect of their inclusion would be antidilutive. Accordingly, basic and diluted earnings (loss) per share are identical.

1.   **Summary of Significant Accounting Policies - (continued):**

Advertising -

The Company expenses advertising costs as they are incurred. Advertising expenses for the years ended December 31, 2006 and 2005 were $58,966 and $-0- respectively.

Stock Based Compensation -

Under the provision of SFAS 123, *employee stock awards* under the company's compensation plan can either be expense based on the fair value of the stock options or to use intrinsic value method set forth in Accounting Principles Board Opinion 25, "Accounting for Stock issued to Employees" (APB 25), and related interpretations. The company has elected to measure compensation expense for cost of services received from employees in a share-based payment transaction using fair market value of the underlying stock awarded on the date of grant net of any employees pay (or obligated to pay) for the stock granted.

The Company measures compensation expense for its non-employee stock-based compensation under the Financial Accounting Standards Board (FASB) Emerging Issued Task Force (EITF) Issue No. 96-18, "Accounting for Equity Instruments that are issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services". The fair value of the stock awarded is used to measure the transaction, as this is more reliable than the fair value of services received. Fair value is measured as the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fiar value of the stock award is charged directly to compensation expense and additional paid-in-capital.

Inventories:

Inventory is based on a physical count, and represents the amount of finished goods and work in progress and raw materials, priced at the lower of cost or market, on the first-in, first-out (FIFO) basis.

1. **Summary of Significant Accounting Policies - (continued):**

Recently Issued Accounting Standards:

In May 2005, the FASB issued SFAS 154 Accounting Changes and Error Corrections which requires accounting changes to be applied retroactively as of the earliest practicable date and all financial statements for periods subsequent to that date to reflect the adopted principle as if it had been in effect for all periods. SFAS 154 is effective for fiscal years beginning after December 15, 2005. Company does not believe the adoption of SFAS No. 154 will have a material impact on its financial statements.

In February 2006, the FASB issued Statement of Financial Accounting Standard (SFAS) No. 155 (SFAS No. 155), ACCOUNTING FOR CERTAIN HYBRID FINANCIAL INSTRUMENTS -- AN AMENDMENT OF FASB STATEMENTS NO. 133 AND 140, to simplify and make more consistent the accounting for certain financial instruments. Specifically, SFAS No. 155 amends SFAS No. 133, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES, to permit fair value re-measurement for any hybrid financial instrument with an embedded derivative that otherwise would require bifurcation provided that the whole instrument is accounted for on a fair value basis. Prior to fair value measurement, however, interests in securitized financial assets must be evaluated to identify interests containing embedded derivatives requiring bifurcation. The amendments to SFAS No. 133 also clarify that interest-only and principal-only strips are not subject to the requirements of the SFAS, and that concentrations of credit risk in the form of subordination are not embedded derivatives. Finally, SFAS No. 155 amends SFAS No. 140, ACCOUNTING FOR THE IMPAIRMENT OR DISPOSAL FOR LONG-LIVED ASSETS, to allow a qualifying special-purpose entity (SPE) to hold a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS No. 155 applies to all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after September 15, 2006, with earlier application allowed. The Company does not anticipate that the adoption of this statement to have a material impact on its consolidated financial statements.

The FASB has recently announced a new interpretation, FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" (FIN 48), which will be effective for fiscal years beginning after December 15, 2006, FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB statement No. 109, "Accounting for Income Taxes". FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company does not believe the adoption of FIN 48 will impact its consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157 "Fair Value Measurements" ("SFAS 157"). SFAS 157 provides accounting guidance on the definition of fair value and establishes a framework for measuring fair value in U.S. GAAP and expands disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. We plan to adopt the provisions of SFAS 157 on November 1, 2008. The implementation of SFAS 157 is not expected to have a material impact on our results of operations or financial condition.

QUANTIFYING AND EVALUATING THE MATERIALITY OF UNRECORDED MISSTATEMENTS. In September 2006, the SEC issued SAB No. 108 ("SAB 108"), which addresses the process for considering the effects of prior year misstatements when quantifying misstatements in current year financial statements. SAB 108 expresses the SEC Staff's views regarding the process of quantifying financial statement misstatements. The interpretations in SAB 108 are intended to address diversity in practice in quantifying financial statements misstatements and the potential under current practice for the build-up of improper balance sheet amounts. The application of SAB 108 is effective for financial statements issued for an interim period of the first fiscal year ending after November 15, 2006. We will adopt the interpretations of SAB 108 on November 1, 2006. The implementation of SAB 108 is not expected to have a material impact on our results of operations or financial condition.

2. **Furniture, Office Equipment, and Product Design and Tooling:**

Furniture, Office Equipment, and Product Design and Tooling are summarized as follows :

	December 31, 2006	September 30, 2007
Furniture and Fixtures	$ 17,299	$ 17,299
Office Equipment	13,968	15,766
Product Design and Tooling	231,502	473,902
	262,769	506,967
Less Accumulated Depreciation	8,452	39,168
	$ 254,317	$ 467,799

Depreciation expense for the year ended December 31, 2006 was $6,964.

3. **Other Assets:**

Other Assets are summarized as follows:

	December 31, 2006	September 30, 2007
Organizational Cost	$ 12,443	$ 12,443
Patents and Copyrights	12,120	12,120
Auto Lease Capitalized Cost	2,954	2,954
Loan Fees	1,620	1,620
	29,137	29,137
Less Accumulated Amortization	5,069	7,484
	$ 24,068	$ 21,653

Amortization expense for the year ended December 31, 2006 was $9,852.

ETERNAL IMAGE, INC.
NOTES TO FINANCIAL STATEMENTS

4. **Long Term Debt:**

Long term debt at December 31, 2006 consists of the following:

	2006
6.75% note payable to Fifth Third Bank, in monthly installments of $689, including interest, secured by personal guarantees of Clint Mytych, Donna Shatter, shareholders and officers of Eternal Image, Inc., and Roy Mytych. Final payment is due May, 2009.	$ 46,901
2% unsecured note payable to J. Scott Watkins, in monthly installments of $2,211, including interest. Final payment is due December, 2007.	26,250
8.25% unsecured note payable to Woodrow Browne, in three installments of $25,000. Final payment is due October, 2007	75,000
5% unsecured note payable to Clint Mytych, shareholder and officer of Eternal Image, Inc., in monthly installments of $1,305, including interest. Final payment is due May, 2009.	29,750
5% unsecured note payable to Donna Shatter, shareholder and officer of Eternal Image, Inc., in monthly installments of $959, including interest. Final payment is due June, 2009.	21,857
	199,758
Less: Current Portion	121,015
Long Term Debt	$ 78,743

Maturities of long term debt are as follows:

Year Ending December 31,	
2007	$ 121,015
2008	31,509
2009	17,176
2010	6,414
2011	6,861
Thereafter	16,783
	$ 199,758

5. **Commitments:**

Office Lease

On April 24, 2006 the Company entered into a sixty-five (65) month operating lease for its current office space in Farmington Hills, Michigan. The lease calls for escalating monthly payments over the next five years. Future minimum rental costs under this lease for the next five years is as follows:

		Annually
2007	$	37,031
2008		37,031
2009		37,031
2010		37,031
2011		27,773

Public Relations and Marketing

The Company has entered into a one (1) year agreement with ASAPR, Inc., a Public Relations and Marketing firm. The period of the agreement is March 22, 2006 through March 31, 2007. Either party can cancel this contract with 60 days written notice. These fees are being expensed as paid.
Fees are payable as follows:

		Per Month
April, May and June, 2006	$	5,000
July, 2006 through March, 2007	$	6,500
Total Agreement	$	73,500

Purchase Commitment

On January 26, 2007, the Company executed purchase orders with a supplier in the amount of $360,200.

Licensing Consultant

On January 1, 2007, the Company renewed an agreement with Building Q. This agreement establishes Building Q as the Company's sole and exclusive licensing consultant, offering advice, counsel and general assistance with respect to seeking and obtaining licenses from third party licensors for the Company's casket and urn lines. A monthly fee of $2,500 and a two (2%) percent commission of the Company's net sales of all licensed products that were sold, distributed or shipped under any third party license agreement are payable to Building Q for services rendered under this agreement. This agreement is renewable annually.

License Agreements

The Company develops and produces its products under license agreements with third parties. The amounts paid periodically under terms of these agreements usually range from 8% to 10% of the net sales of the licensed products. The Company is obligated for guaranteed minimum royalty and other license payments at December 31, 2006 as follows:

Year Ending December 31,		
2007	$	225,000
2008		47,000
2009		15,000
Total	$	287,000

6.   **Employment Agreements:**

On March 15, 2006 the Company entered into a five year employment agreement with Clint Mytych to serve as President, Chief Executive Officer and Chairman of the Board of Directors. This agreement calls for an annual base salary of $75,000 per year. At the expiration date, this agreement will be considered renewed for regular periods of one year, provided neither party submits notice of termination. Should the employer terminate the employee for any reason then the employer shall pay the employee 70% of the balance of the employment contract within 5 business days. In no case shall this balance be less than $50,000. Employee can only be terminated by majority vote of the board of directors. Employee shall receive a monthly vehicle allowance not to exceed $2,000 per month. This allowance shall continue for a period of one year beyond any termination date of employee. Salary payable to Clint Mytych under this agreement was $27,986 at December 31, 2006.

On March 15, 2006 the Company entered into a five year employment agreement with Donna Shatter, mother of Clint Mytych, to serve as Vice-President and a member of the Board of Directors. This agreement calls for an annual base salary of $65,000 per year. At the expiration date, this agreement will be considered renewed for regular periods of one year, provided neither party submits notice of termination. Should the employer terminate the employee for any reason then the employer shall pay the employee 70% of the balance of the employment contract within 5 business days. In no case shall this balance be less than $50,000. Employee can only be terminated by majority vote of the board of directors. Employee shall receive a monthly vehicle allowance not to exceed $2,000 per month. This allowance shall continue for a period of one year beyond any termination date of employee. Salary payable to Donna Mytych under this agreement was $25,600 at December 31, 2006.

On March 15, 2006 the Company entered into a five year employment agreement with Wallace N. Popravsky to serve as Vice-President. This agreement calls for an annual base salary of $65,000 per year. At the expiration date, this agreement will be considered renewed for regular periods of one year, provided neither party submits notice of termination. Should the employer terminate the employee for any reason then the employer shall pay the employee 70% of the balance of the employment contract within 5 business days. In no case shall this balance be less than $50,000. Employee can only be terminated by majority vote of the board of directors. Employee shall receive a monthly vehicle allowance not to exceed $2,000 per month. This allowance shall continue for a period of one year beyond any termination date of employee.
Salary payable to Wallace N. Popravsky under this agreement was $20,559 at December 31, 2006.

7. **Stockholders' Equity:**

Common Stock Transactions:

During the fiscal year ended December 31, 2006, the following were issued.

41,468,500 shares of restricted common stock were issued for consulting services valued at $3,192,145.

150,000 shares of restricted common stock were issued to C. Woodrow Browne as payment for $100,000 in debt incurred in 2005.

10,146,319 shares of common stock were issued due to a four for one stock split. $1,059,631 was distributed to all shareholders.

39,331,130 shares of common stock were issued to various shareholders for cash.

Warrants:

On January 18, 2006, as part of its acquisition of Diamics, Inc. from Carley Enterprises, Eternal Image, Inc., remitted a $15,000 fee and issued 6,000,000 warrants excercisable at $.10 a share 5 years from date of issuance.

As of the third quarter ended September 30, 2007, the following were issued:

Preferred Stock Transactions:

On July 25, 2007, Clint Mytych, Chief Executive Officer and Chairman of the Board of Directors was awarded 1,925,000,000 shares of preferred stock. Preferred shares have a 10 to 1 voting right over common shares, and were issued to mitigate the risk of a hostile takeover. The total value of these shares at par is $1,925,000.

Common Stock Transactions:

16,275,000 shares of restricted common stock were issued for consulting services valued at $393,000.

3,690,476 shares of free trading common stock were issued to Emerald Asset Advisors, L.L.C. as payment for $150,000 of debt incurred in 2007.

27,046,795 shares of free trading common stock were issued to North Atlantic Resources, Ltd. as payment for $315,000 of debt incurred in 2007.

37,397,500 shares of common stock were issued to various shareholders for cash.

On August 14, 2007 each member of the Board of Directors was awarded 1,500,000 restriced shares of common stock for a total of 4,500,000 restricted shares as executive compensation. Refer to Note 1 page 8 for further explaination of the treatment of these awards.

8. **Income Taxes:**

The income tax benefit for the year ended December 31, 2006 includes:

Federal $ -

There is no current provision for corporate income tax for the year ended December 31, 2006 as the Company generated net losses for income tax purposes. At December 31, 2006 the Company had available for federal income tax purposes net operating loss carryforwards of approximately $726,598 that will expire in 2026, and contribution carryforward of $3,120.

The reconciliation of estimated income taxes attributed to operations at the statutory tax rates to the reported income tax benefit is as follows:

The tax effects of temporary differences that give rise to deferred tax assets and liabilities are summarized as follows:

	December 31, 2006	December 31, 2005
DEFERRED TAX ASSETS:		
Net operating loss carryforwards	726,598	-
Less:Valuation allowance	(726,598)	-
Net deferred tax assets	-	-

Expected federal tax benefit at statutory rate	$	(247,043)
State taxes, net of federal tax rate	$	-
Change in valuation allowance	$	(247,043)

9. **Risks and Uncertainties:**

The Company is subject to risk and uncertainty common to start-up companies including, but not limited to, successful development, promotion, and sale of products, protection of proprietary technology, and expansion of market coverage.

As reflected in the accompanying financial statements, the Company has incurred significant losses from operations and negarive operating cash flows, which have been financed primarily by proceeds from stock and debt issuance. As a result the Company had an accumulated deficits of $5,150,801 and $163,529 at December 31, 2006 and 2005 respectively.

Management plans to provide for additional working capital and funds for the continued development and promotion of its products through public sale of the Company's common stock. Management is also attempting to enter into an agreement with its major developer/ supplier which could increase cash flow during early stages of sales growth. See Note 11 for more details. No assurance can be given that the Company will successfully execute the agreement.

ETERNAL IMAGE, INC.
NOTES TO FINANCIAL STATEMENTS

10.   <u>**Subsequent Events:**</u>

<u>**Patent Protection**</u>

In a press release dated November 2, 2007, the Company announced that it has filed for "design patent protection" for urns from three of the licensed product lines. Those product lines include the Vatican Library Collection ™, Major League Baseball ™, and American Kennel Club ™. Claims have also been filed for Major League Baseball ™ and Vatican Library Collection ™ caskets.

The process of applying for specific design patents requires an individual company to submit an application along with draftsman drawings to the U.S. Patent Office. Eternal Image may be issued the design patents for the aforementioned product designs in six to eighteen months.

<u>**Stock Split**</u>

On January 16, 2008 the Company's board of directors declared a 20:1 reverse stock split. Accordingly, all numbers of common shares and per share data have been restated to reflect the stock split. The par value of the reduced shares of common stock has been credited to additional paid in capital.



ETERNAL IMAGE, INC.

54,452,940 Shares of Common Stock, $0.001 Par Value

PROSPECTUS

Subject to Completion _____, 2008

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 24. Indemnification of Directors and Officers.

Our certificate of incorporation eliminates the personal liability of our directors for monetary damages arising from a breach of their fiduciary duty as directors to the fullest extent permitted by Delaware law. This limitation does not affect the availability of equitable remedies, such as injunctive relief or rescission. Our articles of incorporation requires us to indemnify our directors and officers to the fullest extent permitted by Delaware law, including in circumstances in which indemnification is otherwise discretionary under Delaware law.

Under Delaware law, we may indemnify our directors or officers or other persons who were, are or are threatened to be made a named defendant or respondent in a proceeding because the person is or was our director, officer, employee or agent, if we determine that the person:
.

- conducted himself or herself in good faith;
.

- reasonably believed, in the case of conduct in his or her official capacity as our director or officer, that his or her conduct was in our best interests, and, in all other cases, that his or her conduct was at least not opposed to our best interests; and
.

- in the case of any criminal proceeding, had no reasonable cause to believe that his or her conduct was unlawful.

These persons may be indemnified against expenses, including attorney fees, judgments, fines, including excise taxes, and amounts paid in settlement, actually and reasonably incurred, by the person in connection with the proceeding. If the person is found liable to the corporation, no indemnification shall be made unless the court in which the action was brought determines that the person is fairly and reasonably entitled to indemnity in an amount that the court will establish.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers, and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

At present, there is no pending litigation or proceeding involving our director/officer or involving any of our employees in which indemnification is sought, nor are we aware of any threatened litigation that may result in claims for indemnification.

Item 25. Other Expenses of Issuance and Distribution.

SEC Registration Fee	$66.86
Accounting fees and expenses	$10,000
Printing and engraving expenses	10,000
Legal fees and expenses	30,000
Miscellaneous	10,000
Total	$60,066.96

All amounts in the above table are estimated. None of the expenses will be paid by selling shareholders.

Item 26. Recent Sales of Unregistered Securities.

Securities issued since January 2006. From January 2005 to January 2006, the Registrant was a dormant shell company and did not issue securities. All of the following transactions have been adjusted for the prior forward splits and for the 1:20 Reverse Split.

	Shareholder	Date Issued	No. of Common Shares	Price Per Share	Proceeds
(1)	Mazuma Corp	7/13/2006	175,000	0.17143	$30,000
(2)	Mazuma Corp	7/26/2006	125,000	0.18000	$22,500
(3)	Mazuma Corp	8/9/2006	150,000	0.14000	$21,000
(4)	Mazuma Corp	8/16/2006	200,000	0.14000	$28,000
(5)	Mazuma Corp	8/24/2006	125,000	0.08000	$10,000
(6)	Mazuma Corp	9/15/2006	125,000	0.11200	$14,000
(7)	Mazuma Corp	10/6/2006	1,388,889	0.01800	$25,000
(8)	Mazuma Corp	10/12/2006	1,666,667	0.01500	$25,000
(9)	Mazuma Corp	10/16/2006	2,000,000	0.01000	$20,000
(10)	Mazuma Corp	10/18/2006	2,000,000	0.01250	$25,000
(11)	Mazuma Corp	10/19/2006	833,333	0.03600	$30,000
(12)	Mazuma Corp	10/23/2006	1,500,000	0.06000	$90,000
(13)	RTG Holdings	10/27/2006	9,000,000	0.00444	$40,000
(14)	Mazuma Corp	11/13/2006	500,000	0.03500	$17,500
(15)	Mazuma Corp	11/20/2006	500,000	0.03000	$15,000
(16)	Macca Holdings	11/27/2006	3,000,000	0.01167	$35,000
(17)	Mazuma Corp	11/29/2006	1,100,000	0.02273	$25,000
(18)	TJ Management Group	12/2/2006	3,846,154	0.01950	$75,000
(19)	Mazuma Corp	12/8/2006	2,000,000	0.01500	$30,000
(20)	TJ Management Group	12/8/2006	8,000,000	0.00943	$75,400
(21)	Mazuma Corp	12/21/2006	250,000	0.03600	$9,000
(22)	Mazuma Corp	1/4/2007	800,000	0.01563	$12,500
(23)	Mazuma Corp	1/8/2007	2,250,000	0.01556	$35,000
(24)	Lerea Consulting	1/12/2007	1,000,000	0.00500	$5,000
(25)	Mazuma Corp	1/19/2007	4,750,000	0.00947	$45,000
(26)	Caswell Capital	1/29/2007	4,761,905	0.00840	$40,000
(27)	TJ Mgt (Accord)	1/23/2007	3,350,000	0.00825	$27,640
(28)	Macca Holdings	1/8/2007	2,500,000	0.00400	$10,000
(29)	Mazuma Corp	1/26/2007	3,900,000	0.00897	$35,000
(30)	Mazuma Corp	2/8/2007	2,000,000	0.01100	$22,000
(31)	Old Montauk Capital	2/13/2007	7,738,095	0.00840	$65,000
(32)	Mazuma Corp	2/16/2007	1,600,000	0.00750	$12,000
(33)	North Atlantic Resources	7/24/2007	15,584,936	0.01283	$200,000
(34)	North Atlantic Resources	7/25/2007	4,107,692	0.01582	$65,000
(35)	North Atlantic Resources	9/7/2007	750,000	0.06667	$50,000
(36)	Emerald Asset Advisors	7/25/2007	3,690,476	0.04065	$150,000
(37)	North Atlantic Resources	1/5/2008	65,170,940	0.00997	650,000.00
(38)	Clint Mytych	2/15/2006	559,000	0.02000	$11,180.00
(39)	Clint Mytych	9/25/2006	1,677,000	0.10000	$167,700.00
(40)	Clint Mytych	10/9/2006	2,200,000	0.07000	$154,000.00
(41)	Clint Mytych	1/12/2007	3,750,000	0.02600	$97,500.00
(42)	Clint Mytych	7/25/2007	96,250,000	0.00104	$100,000.00
(43)	Clint Mytych	8/14/2007	1,500,000	0.02960	$44,400.00
(44)	Donna Shatter	2/15/2006	50,000	0.02000	$1,000.00
(45)	Donna Shatter	9/21/2006	200,000	0.08500	$17,000.00
(46)	Donna Shatter	9/25/2006	150,000	0.10000	$15,000.00
(47)	Donna Shatter	9/25/2006	600,000	0.10000	$60,000.00

(48) Donna Shatter	10/9/2006	2,200,000	0.07000	$154,000.00
(49) Donna Shatter	1/12/2007	3,750,000	0.02600	$97,500.00
(50) Donna Shatter	8/14/2007	1,500,000	0.02960	$44,400.00
(51) Wallace N. Popravsky	2/15/2006	125,000	0.02000	$2,500.00
(52) Wallace N. Popravsky	9/25/2006	375,000	0.10000	$37,500.00
(53) Wallace N. Popravsky	10/9/2006	550,000	0.07000	$38,500.00
(54) Wallace N. Popravsky	1/12/2007	3,750,000	0.02600	$97,500.00
(55) Wallace N. Popravsky	8/14/2007	1,500,000	0.02960	$44,400.00
(56) James Parliament	10/30/2006	12,500	0.08600	$1,075.00
(57) James Parliament	12/28/2006	3,750	0.02400	$90.00
(58) James Parliament	1/1/2007	31,250	0.02400	$750.00
(59) Carley Enterprises	7/18/2006	300,000*		

*   Five year warrants issued in connection with the Registrant's January 2006, reverse merger. A total of 300,000 shares of common stock can be purchased at an exercise price of $2.00 per share purchased. A value of $ 600,000 was attributed to the issuance of these warrants.

The securities issued in transactions numbered 1 through 32, above, were issued pursuant to Section 3(b) of the Securities Act of 1933, as amended, and Rule 504 of Regulation D promulgated thereunder.

The securities issued in transactions numbered 33 through 59, above, were issued pursuant to Section 4(2) of the Securities Act of 1933, as amended, including under Rule 506 of Regulation D promulgated thereunder.

The securities issued in transactions numbered 33 through 37, above, were issued as a result of the conversion of convertible promissory notes held by the respective shareholder indicated.

Regarding transactions numbered 39 through 58, above, represent shares of common stock issued to officers and directors either in connection with the exchange of shares made in the January 2006 reverse merger or as compensation for services,. Accordingly the proceeds indicated do not represent cash received by the registrant, but the value attributed to the transaction by the registrant.

Item 27. Exhibits.

THE FOLLOWING EXHIBITS ARE FILED AS PART OF THIS REGISTRATION STATEMENT:

Exhibit No.	Exhibit
3.1	Articles of Incorporation (1) dated January 31, 2006 (1)
3.2	Certificate of Amendment to Articles of Incorporation dated November 8, 2005 (1)
3.3	Certificate of Amendment to Articles of Incorporation dated October 19, 1990 (1)
3.4	Registrant's By-Laws, as amended (1)
4.1	Specimen of Common Stock Certificate (1)
5.1	Opinion on Legality (1)
10.1	Mytych Employment Agreement (1)
10.2	Shatter Employment agreement (1)
10.3	Popravsky Employment Agreement (1)
10.4	October 11, 2007 Convertible Promissory Note (1)
10.5	Loan agreement with Donna Shatter (1)
10.6	Loan agreement with Clint Mytych (1)
10.7	Loan agreement with Woody Browne (1)
10.8	Loan agreement with Scott Watkins (1)
10.9	Consulting Agreement with Matt Davis (1)
10.10	Building Lease (1)
23.1	Consent of Demetrius & Company, LLC, Certified Public Accountant (1)
23.2	Consent of Thomas E. Boccieri, Esq. (included in Exhibit 5.1) (1)

_____
(1) Filed herewith

Item 28. Undertakings.

The undersigned small business issuer hereby undertakes with respect to the securities being offered and sold in this offering:

The undersigned Registrant hereby undertakes that to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

     i.   To including any prospectus by Section 10(a)(3) of the Securities Act of 1933;

     ii.   To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

     iii.   To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change in such information in registration statement.

That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

To remove from registration by means of post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

For determining liability of the undersigned small business issuer under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned small business issuer undertakes that in a primary offering of securities of the undersigned small business issuer pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned small business issuer will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

     i.   in any preliminary prospectus or prospectus of the undersigned small business issuer relating to the offering required to be filed pursuant to Rule 424;

     ii.   any free writing prospectus relating to the offering prepared by or on behalf of the undersigned small business issuer or used or referred to by the undersigned small business issuer;

     iii.   the portion of any other free writing prospectus relating to the offering containing material information about the undersigned small business issuer or its securities provided by or on behalf of the undersigned small business issuer; and

     iv.   any other communication that is an offer in the offering made by the undersigned small business issuer to the purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

In the event that a claim for indemnification against such liabilities, other than the payment by the small business issuer of expenses incurred and paid by a director, officer or controlling person of the small business issuer in the successful defense of any action, suit or proceeding, is asserted by such director, officer or controlling person in connection with the securities being registered hereby, the small business issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that it will:

i.   for determining any liability under the Securities Act, treat the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the small business issuer under Rule 424(b)(1), or (4) or 497(h) under the Securities Act as part of this registration statement as of the time the Commission declared it effective.

ii.   for determining any liability under the Securities Act, treat each post-effective amendment that contains a form of prospectus as a new registration statement for the securities offered in the registration statement, and that offering of the securities at that time as the initial bona fide offering of those securities.

For the purpose of determining liability under the Securities Act to any purchaser, the undersigned small business issuer undertakes that each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

SIGNATURES

In accordance with the requirements of the Securities Act of 1933, we certify that we have reasonable grounds to believe that we meet all of the requirements for filing this Form SB-2 and have authorized this registration statement to be signed on our behalf by the undersigned, thereunto duly authorized, in Farmington Hills, State of Michigan, on January 16, 2008.

ETERNAL IMAGE, INC.

By: /s/ CLINT MYTYCH

Name: Clint Mytych
Title: Chief Executive Officer
 (Principal Executive Officer)

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Clint Mytych Clint Mytych	Chief Executive Officer and Chairman (Principal Executive Officer)	January 16, 2008
/s/ James Parliament James Parliament	Chief Financial Officer (Principal Financial and Accounting Officer)	January 16, 2008
/s/ Donna Shatter Donna Shatter	Vice President, Secretary/Treasurer and Director	January 16, 2008
/s/ Nick Popravsky Nick Popravsky	Vice president and Director	January 16, 2008

Exhibit No.	Exhibit
3.1	Articles of Incorporation (1) dated January 31, 2006 (1)
3.2	Certificate of Amendment to Articles of Incorporation dated November 8, 2005 (1)
3.3	Certificate of Amendment to Articles of Incorporation dated October 19, 1990 (1)
3.4	Registrant's By-Laws, as amended (1)
4.1	Specimen of Common Stock Certificate (1)
5.1	Opinion on Legality (1)
10.1	Mytych Employment Agreement (1)
10.2	Shatter Employment agreement (1)
10.3	Popravsky Employment Agreement (1)
10.4	October 11, 2007 Convertible Promissory Note (1)
10.5	Loan agreement with Donna Shatter (1)
10.6	Loan agreement with Clint Mytych (1)
10.7	Loan agreement with Woody Browne (1)
10.8	Loan agreement with Scott Watkins (1)
10.9	Consulting Agreement with Matt Davis (1)
10.10	Building Lease (1)
23.1	Consent of Demetrius & Company, LLC, Certified Public Accountant (1)
23.2	Consent of Thomas E. Boccieri, Esq. (included in Exhibit 5.1) (1)

_____

(1) Filed herewith

Exhibit 3.1

Delaware

The First State

I, HARRIET SMITH WINDSOR, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE RESTATED CERTIFICATE OF "DIAMICS, INC.", CHANGING ITS NAME FROM "DIAMICS, INC." TO "ETERNAL IMAGES, INC.", FILED IN THIS OFFICE ON THE THIRTY-FIRST DAY OF JANUARY, A.D. 2006, AT 1:34 O'CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.



Harriet Smith Windsor

Harriet Smith Windsor, Secretary of State

2236242 8100

060091292

AUTHENTICATION: 4489988

DATE: 01-31-06

State of Delaware
Secretary of State
Division of Corporations
Delivered 03:42 PM 01/31/2006
FILED 01:34 PM 01/31/2006
SRV 060091292 - 2236242 FILE

RESTATED CERTIFICATE OF INCORPORATION

Diamics, Inc., a corporation organized and existing under the laws of the State of Delaware, hereby certifies as follows:

1.   The name of the corporation is hereby being changed in this restatement to Eternal Image, Inc. It was originally incorporated under the name of International Testing Services, Inc., and the original Certificate of Incorporation of the corporation was filed with the Secretary of State of Delaware on July 17, 1990. The name of the corporation was changed to VIP Ventures, Inc. on a Certificate for Renewal and Revival and was filed with the Secretary of State of Delaware on June 2, 2005. The name of the corporation was changed to Diamics, Inc. on November 4, 2005.

2.   Pursuant to Section 242 and 245 of the General Corporation Law of the State of Delaware, this Restated Certificate of Incorporation restates and integrates and further amends the provisions of the Certificate of Incorporation of this corporation.

3.   The text of the Restated Certificate of Incorporation as heretofore amended or supplemented is hereby restated and further amended to read in its entirety as follows:

CERTIFICATE OF INCORPORATION
OF
ETERNAL IMAGES, INC.

ARTICLE I. NAME

The name of the corporation is ETERNAL IMAGES, INC. (the "Corporation").

ARTICLE II. REGISTERED OFFICE

The address of the Corporation's registered office in the State of Delaware is The Corporation Trust Company, 1209 Orange Street, in the City of Wilmington, in the County of New Castle, in the State of Delaware. The name of the registered agent at such address is Corporation Trust Company.

ARTICLE III. PURPOSE

The purpose or purposes of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

ARTICLE IV. CAPITAL STOCK

The Corporation is authorized to issue two classes of shares to be designated, respectively, "Preferred Stock" and "Common Stock." The number of shares of Preferred Stock authorized to be issued is Ten Million (10,000,000). The number of shares of Common Stock authorized to be issued is One Hundred Million (100,000,000). The Preferred Stock and the Common Stock shall each have a par value of $0.001 per share.

1

Each holder of Common Stock is entitled to one vote for each share of Common Stock standing in such holder's name on the records of the Corporation on each matter submitted to a vote of the stockholders, except as otherwise required by law.

The Preferred Stock may be issued from time to time in one or more series pursuant to a resolution or resolutions providing for such issue duly adopted by the Board of Directors (authority to do so being hereby expressly vested in the Board). The Board of Directors is further authorized to determine or alter the rights, preferences, privileges and restrictions granted to or imposed upon any wholly unissued series of Preferred Stock and to fix the number of shares of any series of Preferred Stock and the designation of any such series of Preferred Stock. The Board of Directors, within the limits and restrictions stated in any resolution or resolutions of the Board of Directors originally fixing the number of shares constituting any series, may increase or decrease (but not below the number of shares in any such series then outstanding) the number of shares of any series subsequent to the issue of shares of that series.

ARTICLE V. BOARD OF DIRECTORS

(a)   Number. The number of directors constituting the entire Board shall be as fixed from time to time by vote of a majority of the entire Board, provided, however, that the number of directors shall not be reduced so as to shorten the term of any director at the time in office.

ARTICLE VI. BYLAWS

In furtherance and not in limitation of the powers conferred by statute, the Board is expressly authorized to make, alter, amend or repeal the Bylaws of the Corporation.

ARTICLE VII. LIABILITY

To the fullest extent permitted by the Delaware General Corporation Law as the same exists or as may hereafter be amended, no director of the Corporation shall be personally liable to the Corporation or its stockholders for or with respect to any acts or omissions in the performance of his or her duties as a director of the Corporation. Any amendment or repeal of this Article VII will not eliminate or reduce the affect of any right or protection of a director of the Corporation existing immediately prior to such amendment or repeal.

ARTICLE IX. STOCKHOLDER MEETINGS

Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board or in the Bylaws of the Corporation.

ARTICLE X. AMENDMENT OF CERTIFICATE OF INCORPORATION

The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

I, THE UNDERSIGNED, being the President and Secretary of DIAMICS, Inc. pursuant to the General Corporation law of the State of Delaware, do make this certificate, hereby declaring and certifying, under penalties of perjury, that this is my act and deed and the facts herein stated are true, and accordingly have hereunto set my hand this 31st day of January 2006.

/s/ Mike Clarke
Mike Clarke

RESTATED CERTIFICATE OF INCORPORATION

Diamics, Inc., a corporation organized and existing under the laws of the State of Delaware, hereby certifies as follows:

1. The name of the corporation is hereby being changed in this restatement to Eternal Image, Inc. It was originally incorporated under the name of International Testing Services, Inc., and the original Certificate of Incorporation of the corporation was filed with the Secretary of State of Delaware on July 17, 1990. The name of the corporation was changed to VIP Ventures, Inc. on a Certificate for Renewal and Revival and was filed with the Secretary of State of Delaware on June 2, 2005. The name of the corporation was changed to Diamics, Inc. on November 8, 2005.

2. Pursuant to Section 242 and 245 of the General Corporation Law of the State of Delaware, this Restated Certificate of Incorporation restates and integrates and further amends the provisions of the Certificate of Incorporation of this corporation.

3. The text of the Restated Certificate of Incorporation as heretofore amended or supplemented is hereby restated and further amended to read in its entirety as follows:

CERTIFICATE OF INCORPORATION
OF
ETERNAL IMAGE, INC.

ARTICLE I. NAME

The name of the corporation is ETERNAL IMAGE, INC. (the "Corporation").

ARTICLE II. REGISTERED OFFICE

The address of the Corporation's registered office in the State of Delaware is The Corporation Trust Company, 1209 Orange Street, in the City of Wilmington, in the County of New Castle, in the State of Delaware. The name of the registered agent at such address is Corporation Trust Company.

ARTICLE III. PURPOSE

The purpose or purposes of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

ARTICLE IV. CAPITAL STOCK

The Corporation is authorized to issue two classes of shares to be designated, respectively, "Preferred Stock" and "Common Stock." The number of shares of Preferred Stock authorized to be issued is Ten Million (10,000,000). The number of shares of Common Stock authorized to be issued is One Hundred Million (100,000,000). The Preferred Stock and the Common Stock shall each have a par value of $0.001 per share.

Each holder of Common Stock is entitled to one vote for each share of Common Stock standing in such holder's name on the records of the Corporation on each matter submitted to a vote of the stockholders, except as otherwise required by law.

The Preferred Stock may be issued from time to time in one or more series pursuant to a resolution or resolutions providing for such issue duly adopted by the Board of Directors (authority to do so being hereby expressly vested in the Board). The Board of Directors is further authorized to determine or alter the rights, preferences, privileges and restrictions granted to or imposed upon any wholly unissued series of Preferred Stock and to fix the number of shares of any series of Preferred Stock and the designation of any such series of Preferred Stock. The Board of Directors, within the limits and restrictions stated in any resolution or resolutions of the Board of Directors originally fixing the number of shares constituting any series, may increase or decrease (but not below the number of shares in any such series then outstanding) the number of shares of any series subsequent to the issue of shares of that series.

ARTICLE V. BOARD OF DIRECTORS

(a)   Number. The number of directors constituting the entire Board shall be as fixed from time to time by vote of a majority of the entire Board, provided, however, that the number of directors shall not be reduced so as to shorten the term of any director at the time in office.

ARTICLE VI. BYLAWS

In furtherance and not in limitation of the powers conferred by statute, the Board is expressly authorized to make, alter, amend or repeal the Bylaws of the Corporation.

ARTICLE VII. LIABILITY

To the fullest extent permitted by the Delaware General Corporation Law as the same exists or as may hereafter be amended, no director of the Corporation shall be personally liable to the Corporation or its stockholders for or with respect to any acts or omissions in the performance of his or her duties as a director of the Corporation. Any amendment or repeal of this Article VII will not eliminate or reduce the affect of any right or protection of a director of the Corporation existing immediately prior to such amendment or repeal.

ARTICLE IX. STOCKHOLDER MEETINGS

Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board or in the Bylaws of the Corporation.

ARTICLE X. AMENDMENT OF CERTIFICATE OF INCORPORATION

The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

I, THE UNDERSIGNED, being the President and Secretary of DIAMICS, Inc. pursuant to the General Corporation law of the State of Delaware, do make this certificate, hereby declaring and certifying, under penalties of perjury, that this is my act and deed and the facts herein stated are true, and accordingly have hereunto set my hand this 31st day of January 2006.

/s/ Mike Clarke
Mike Clarke

Exhibit 3.2

Delaware

The First State

I, HARRIET SMITH WINDSOR, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE RESTATED CERTIFICATE OF "VIP VENTURES, INC.", CHANGING ITS NAME FROM "VIP VENTURES, INC." TO "DIAMICS, INC.", FILED IN THIS OFFICE ON THE FOURTH DAY OF NOVEMBER, A.D. 2005, AT 8:05 O'CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.



Harriet Smith Windsor

Harriet Smith Windsor, Secretary of State

2236242 8100

050905668

AUTHENTICATION: 4282470

DATE: 11-08-05

RESTATED CERTIFICATE OF INCORPORATION

VIP Ventures, Inc., a corporation organized and existing under the laws of the State of Delaware, hereby certifies as follows:

1. The name of the corporation is hereby being changed in this restatement to Diamics, Inc. It was originally incorporated under the name of International Testing Services, Inc., and the original Certificate of Incorporation of the corporation was filed with the Secretary of State of Delaware on July 17, 1990. The name of the corporation was changed to VIP Ventures, Inc. on a Certificate for Renewal and Revival and was filed with the Secretary of State of Delaware on June 2, 2005.

2. Pursuant to Section 242 and 245 of the General Corporation Law of the State of Delaware, this Restated Certificate of Incorporation restates and integrates and further amends the provisions of the Certificate of Incorporation of this corporation.

3. The text of the Restated Certificate of Incorporation as heretofore amended or supplemented is hereby restated and further amended to read in its entirety as follows:

CERTIFICATE OF INCORPORATION
OF
DIAMICS, INC.

ARTICLE I. NAME

The name of the corporation is DIAMICS, INC. (the "Corporation").

ARTICLE II. REGISTERED OFFICE

The address of the Corporation's registered office in the State of Delaware is The Corporation Trust Company, 1209 Orange Street, in the City of Wilmington, in the County of New Castle, in the State of Delaware. The name of the registered agent at such address is Corporation Trust Company.

ARTICLE III. PURPOSE

The purpose or purposes of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

ARTICLE IV. CAPITAL STOCK

The Corporation is authorized to issue two classes of shares to be designated, respectively, "Preferred Stock" and "Common Stock." The number of shares of Preferred Stock authorized to be issued is Ten Million (10,000,000). The number of shares of Common Stock authorized to be issued is One Hundred Million (100,000,000). The Preferred Stock and the Common Stock shall each have a par value of $0.001 per share.

1

Each holder of Common Stock is entitled to one vote for each share of Common Stock standing in such holder's name on the records of the Corporation on each matter submitted to a vote of the stockholders, except as otherwise required by law.

The Preferred Stock may be issued from time to time in one or more series pursuant to a resolution or resolutions providing for such issue duly adopted by the Board of Directors (authority to do so being hereby expressly vested in the Board). The Board of Directors is further authorized to determine or alter the rights, preferences, privileges and restrictions granted to or imposed upon any wholly unissued series of Preferred Stock and to fix the number of shares of any series of Preferred Stock and the designation of any such series of Preferred Stock. The Board of Directors, within the limits and restrictions stated in any resolution or resolutions of the Board of Directors originally fixing the number of shares constituting any series, may increase or decrease (but not below the number of shares in any such series then outstanding) the number of shares of any series subsequent to the issue of shares of that series.

ARTICLE V. BOARD OF DIRECTORS

(a) Number. The number of directors constituting the entire Board shall be as fixed from time to time by vote of a majority of the entire Board, provided, however, that the number of directors shall not be reduced so as to shorten the term of any director at the time in office.

ARTICLE VI. BYLAWS

In furtherance and not in limitation of the powers conferred by statute, the Board is expressly authorized to make, alter, amend or repeal the Bylaws of the Corporation.

ARTICLE VII. LIABILITY

To the fullest extent permitted by the Delaware General Corporation Law as the same exists or as may hereafter be amended, no director of the Corporation shall be personally liable to the Corporation or its stockholders for or with respect to any acts or omissions in the performance of his or her duties as a director of the Corporation. Any amendment or repeal of this Article VII will not eliminate or reduce the affect of any right or protection of a director of the Corporation existing immediately prior to such amendment or repeal.

ARTICLE IX. STOCKHOLDER MEETINGS

Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board or in the Bylaws of the Corporation.

ARTICLE X. AMENDMENT OF CERTIFICATE OF INCORPORATION

The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

2

I, THE UNDERSIGNED, being the President and Secretary of VIP Ventures, Inc. pursuant to the General Corporation law of the State of Delaware, do make this certificate, hereby declaring and certifying, under penalties of perjury, that this is my act and deed and the facts herein stated are true, and accordingly have hereunto set my hand this 4th day of November, 2005.

/s/ Mike Clarke

Mike Clarke

Delaware

The First State

I, HARRIET SMITH WINDSOR, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE RESTATED CERTIFICATE OF "VIP VENTURES, INC.", CHANGING ITS NAME FROM "VIP VENTURES, INC." TO "DIAMICS, INC.", FILED IN THIS OFFICE ON THE FOURTH DAY OF NOVEMBER, A.D. 2005, AT 8:05 O'CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.



Harriet Smith Windsor

Harriet Smith Windsor, Secretary of State

2236242 8100

050905668

AUTHENTICATION: 4282470

DATE: 11-08-05

RESTATED CERTIFICATE OF INCORPORATION

VIP Ventures, Inc., a corporation organized and existing under the laws of the State of Delaware, hereby certifies as follows:

1.   The name of the corporation is hereby being changed in this restatement to Diamics, Inc. It was originally incorporated under the name of International Testing Services, Inc., and the original Certificate of Incorporation of the corporation was filed with the Secretary of State of Delaware on July 17, 1990. The name of the corporation was changed to VIP Ventures, Inc. on a Certificate for Renewal and Revival and was filed with the Secretary of State of Delaware on June 2, 2005.

2.   Pursuant to Section 242 and 245 of the General Corporation Law of the State of Delaware, this Restated Certificate of Incorporation restates and integrates and further amends the provisions of the Certificate of Incorporation of this corporation.

3.   The text of the Restated Certificate of Incorporation as heretofore amended or supplemented is hereby restated and further amended to read in its entirety as follows:

CERTIFICATE OF INCORPORATION
OF
DIAMICS, INC.

ARTICLE I. NAME

The name of the corporation is DIAMICS, INC. (the "Corporation").

ARTICLE II. REGISTERED OFFICE

The address of the Corporation's registered office in the State of Delaware is The Corporation Trust Company, 1209 Orange Street, in the City of Wilmington, in the County of New Castle, in the State of Delaware. The name of the registered agent at such address is Corporation Trust Company.

ARTICLE III. PURPOSE

The purpose or purposes of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

ARTICLE IV. CAPITAL STOCK

The Corporation is authorized to issue two classes of shares to be designated, respectively, "Preferred Stock" and "Common Stock." The number of shares of Preferred Stock authorized to be issued is Ten Million (10,000,000). The number of shares of Common Stock authorized to be issued is One Hundred Million (100,000,000). The Preferred Stock and the Common Stock shall each have a par value of $0.001 per share.

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Each holder of Common Stock is entitled to one vote for each share of Common Stock standing in such holder's name on the records of the Corporation on each matter submitted to a vote of the stockholders, except as otherwise required by law.

The Preferred Stock may be issued from time to time in one or more series pursuant to a resolution or resolutions providing for such issue duly adopted by the Board of Directors (authority to do so being hereby expressly vested in the Board). The Board of Directors is further authorized to determine or alter the rights, preferences, privileges and restrictions granted to or imposed upon any wholly unissued series of Preferred Stock and to fix the number of shares of any series of Preferred Stock and the designation of any such series of Preferred Stock. The Board of Directors, within the limits and restrictions stated in any resolution or resolutions of the Board of Directors originally fixing the number of shares constituting any series, may increase or decrease (but not below the number of shares in any such series then outstanding) the number of shares of any series subsequent to the issue of shares of that series.

ARTICLE V. BOARD OF DIRECTORS

(a)   Number. The number of directors constituting the entire Board shall be as fixed from time to time by vote of a majority of the entire Board, provided, however, that the number of directors shall not be reduced so as to shorten the term of any director at the time in office.

ARTICLE VI. BYLAWS

In furtherance and not in limitation of the powers conferred by statute, the Board is expressly authorized to make, alter, amend or repeal the Bylaws of the Corporation.

ARTICLE VII. LIABILITY

To the fullest extent permitted by the Delaware General Corporation Law as the same exists or as may hereafter be amended, no director of the Corporation shall be personally liable to the Corporation or its stockholders for or with respect to any acts or omissions in the performance of his or her duties as a director of the Corporation. Any amendment or repeal of this Article VII will not eliminate or reduce the affect of any right or protection of a director of the Corporation existing immediately prior to such amendment or repeal.

ARTICLE IX. STOCKHOLDER MEETINGS

Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board or in the Bylaws of the Corporation.

ARTICLE X. AMENDMENT OF CERTIFICATE OF INCORPORATION

The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

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I, THE UNDERSIGNED, being the President and Secretary of VIP Ventures, Inc. pursuant to the General Corporation law of the State of Delaware, do make this certificate, hereby declaring and certifying, under penalties of perjury, that this is my act and deed and the facts herein stated are true, and accordingly have hereunto set my hand this 4th day of November, 2005.

/s/ Mike Clarke
Mike Clarke

Exhibit 3.3

RESTATED

CERTIFICATE OF INCORPORATION
OF
INTERNATIONAL TESTING SERVICES, INC.

(Incorporated on July 17, 1990)

INTERNATIONAL TESTING SERVICES, INC., a Delaware corporation (hereinafter referred to as the "Corporation"), hereby adopts this Restated Certificate of Incorporation, pursuant to the provisions of Section 242 and 245 of the General Corporation Law of the State of Delaware;

FIRST: The name of the Corporation is INTERNATIONAL TESTING SERVICES, INC.

SECOND: The original Certificate of Incorporation of the Corporation was filed with the Secretary of State of Delaware on July 17, 1990.

THIRD: Such amendments and additions made by this Restated Certificate of Incorporation have been duly authorized and proposed to the stockholders of the Corporation by the Board of Directors of the Corporation by a unanimous written consent and have been approved by the stockholders of the corporation by unanimous written consent, all in conformity with the provisions of the Delaware General Corporation Law.

FOURTH: The Certificate of Incorporation of the Corporation is hereby superseded by the following Restated Certificate of Incorporation.

ARTICLE ONE

The name of the Corporation is INTERNATIONAL TESTING SERVICES, INC.

ARTICLE TWO

The registered office of the Corporation in the State of Delaware is located at Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle. The name of the registered agent of the Corporation at such address is The Corporation Trust Company.

ARTICLE THREE

The purpose for which the Corporation is organized is to engage in any and all lawful acts and activity for which corporations may be organized under the General Corporation Law of Delaware. The Corporation will have perpetual existence.

ARTICLE FOUR

The total number of shares of stock which the Corporation shall have authority to issue is fifteen million (15,000,000) shares of capital stock, classified as (i) five million (5,000,000) shares of preferred stock, par value $0.01 per share ("Preferred Stock"), and (ii) ten million (10,000,000) shares of common stock, par value $.01 per share ("Common Stock").

The designations and the powers, preferences, rights, qualifications, limitations, and restrictions of the Preferred Stock and Common Stock are as follows:

1.   Provisions Relating to the Preferred Stock.

(a)   The Preferred Stock may be issued from time to time in one or more classes or series, the shares of each class or series to have such designations and powers, preferences, and rights, and qualifications, limitations, and restrictions thereof, as are stated and expressed herein and in the resolution or resolutions providing for the issue of such class or series adopted by the board of directors of the Corporation as hereafter prescribed.

(b)   Authority is hereby expressly granted to and vested in the board of directors of the Corporation to authorize the issuance of the Preferred Stock from time to time in one or more classes or series, and with respect to each class or series of the Preferred Stock, to fix and state by the resolution or resolutions from time to time adopted providing for the issuance thereof the following:

(i)   whether or not the class or series is to have voting rights, full, special, or limited, or is to be without voting rights, and whether or not such class or series is to be entitled to vote as a separate class either alone or together with the holders of one or more other classes or series of stock;

(ii)   the number of shares to constitute the class or series and the designations thereof;

(iii)   the preferences, and relative, participating, optional, or other special rights, if any, and the qualifications, limitations, or restrictions thereof, if any, with respect to any class or series;

(iv)   whether or not the shares of any class or series shall be redeemable at the option of the Corporation or the holders thereof or upon the happening of any specified event, and, if redeemable, the redemption price or prices (which may be payable in the form of cash, notes, securities, or other property), and the time or times at which, and the terms and conditions upon which, such shares shall be redeemable and the manner of redemption;

(v) whether or not the shares of a class or series shall be subject to the operation of retirement or sinking funds to be applied to the purchase or redemption of such shares for retirement, and, if such retirement or sinking fund or funds are to be established, the annual amount thereof, and the terms and provisions relative to the operation thereof;

(vi) the dividend rate, whether dividends are payable in cash, stock of the Corporation, or other property, the conditions upon which and the times when such dividends are payable, the preference to or the relation to the payment of dividends payable on any other class or classes or series of stock, whether or not such dividends shall be cumulative or noncumulative, and if cumulative, the date or dates from which such dividends shall accumulate;

(vii) the preferences, if any, and the amounts thereof which the holders of any class or series thereof shall be entitled to receive upon the voluntary or involuntary dissolution of, or upon any distribution of the assets of, the Corporation;

(viii) whether or not the shares of any class or series, at the option of the Corporation or the holder thereof or upon the happening of any specified event, shall be convertible into or exchangeable for, the shares of any other class or classes or of any other series of the same or any other class or classes of stock, securities, or other property of the Corporation and the conversion price or prices or ratio or ratios or the rate or rates at which such exchange may be made, with such adjustments, if any, as shall be stated and expressed or provided for in such resolution or resolutions; and

(ix) such other special rights and protective provisions with respect to any class or series as may to the board of directors of the Corporation deem advisable.

(c) The shares of each class or series of the Preferred Stock may vary from the shares of any other class or series thereof in any or all of the foregoing respects. The board of directors of the Corporation may increase the number of shares of the Preferred Stock designated for any existing class or series by a resolution adding to such class or series authorized and unissued shares of the Preferred Stock not designated for any other class or series. The board of directors of the Corporation may decrease the number of shares of the Preferred Stock designated for any existing class or series by a resolution subtracting from such class or series authorized and unissued shares of the Preferred Stock designated for such existing class or series, and the shares so subtracted

3

shall become authorized, unissued, and undesignated shares of the
Preferred Stock.

2. Provisions Relating to the Common Stock.

(a) Each share of Common Stock of the Corporation shall
have identical rights and privileges in every respect. The holders
of shares of Common Stock shall be entitled to vote upon all
matters submitted to a vote of the stockholders of the Corporation
and shall be entitled to one vote for each share of Common Stock
held.

(b) Subject to the prior rights and preferences, if any,
applicable to shares of the Preferred Stock or any series thereof,
the holders of shares of the Common Stock shall be entitled to
receive such dividends (payable in cash, stock, or otherwise) as
may be declared thereon by the board of directors at any time and
from time to time out of any funds of the Corporation legally
available therefor.

(c) In the event of any voluntary or involuntary
liquidation, dissolution, or winding-up of the Corporation, after
distribution in full of the preferential amounts, if any, to be
distributed to the holders of shares of the Preferred Stock or any
series thereof, the holders of shares of the Common Stock shall be
entitled to receive all of the remaining assets of the Corporation
available for distribution to its stockholders, ratably in
proportion to the number of shares of the Common Stock held by
them. A liquidation, dissolution, or winding-up of the
Corporation, as such terms are used in this Paragraph (c), shall
not be deemed to be occasioned by or to include any consolidation
or merger of the Corporation with or into any other corporation or
corporations or other entity or a sale, lease, exchange, or
conveyance of all or a part of the assets of the Corporation.

3. General.

(a) Subject to the foregoing provisions of this
Certificate of Incorporation, the Corporation may issue shares of
its Preferred Stock and Common Stock from time to time for such
consideration (not less than the par value thereof) as may be fixed
by the board of directors of the Corporation, which is expressly
authorized to fix the same in its absolute and uncontrolled
discretion subject to the foregoing conditions. Shares so issued
for which the consideration shall have been paid or delivered to
the Corporation shall be deemed fully paid stock and shall not be
liable to any further call or assessment thereon, and the holders
of such shares shall not be liable for any further payments in
respect of such shares.

(b) The Corporation shall have authority to create and
issue rights and options entitling their holders to purchase shares

4

of the Corporation's capital stock of any class or series or other securities of the Corporation, and such rights and options shall be evidenced by instrument(s) approved by the board of directors of the Corporation. The board of directors of the Corporation shall be empowered to set the exercise price, duration, times for exercise, and other terms of such options or rights; provided, however, that the consideration to be received for any shares of capital stock subject thereto shall not be less than the par value thereof.

ARTICLE FIVE

Directors of the Corporation need not be elected by written ballot unless the bylaws of the Corporation otherwise provide.

ARTICLE SIX

The directors of the Corporation shall have the power to adopt, amend, and repeal the bylaws of the Corporation.

ARTICLE SEVEN

No contract or transaction between the Corporation and one or more of its directors, officers, or stockholders or between the Corporation and any person (as used herein "person" means other corporation, partnership, association, firm, trust, joint venture, political subdivision, or instrumentality) or other organization in which one or more of its directors, officers, or stockholders are directors, officers, or stockholders, or have a financial interest, shall be void or voidable solely for this reason, or solely because the director or officer is present at or participates in the meeting of the board or committee which authorizes the contract or transaction, or solely because his, her, or their votes are counted for such purpose, if: (i) the material facts as to his or her relationship or interest and as to the contract or transaction are disclosed or are known to the board of directors or the committee, and the board of directors or committee in good faith authorizes the contract or transaction by the affirmative votes of a majority of the disinterested directors, even though the disinterested directors be less than a quorum; or (ii) the material facts as to his or her relationship or interest and as to the contract or transaction are disclosed or are known to the stockholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the stockholders; or (iii) the contract or transaction is fair as to the Corporation as of the time it is authorized, approved, or ratified by the board of directors, a committee thereof, or the stockholders. Common or interested directors may be counted in determining the presence of a quorum at a meeting of the board of directors or of a committee which authorizes the contract or transaction.

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ARTICLE EIGHT

The Corporation shall indemnify any person who was, is, or is threatened to be made a party to a proceeding (as hereinafter defined) by reason of the fact that he or she (i) is or was a director or officer of the Corporation or (ii) while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, partner, venturer, proprietor, trustee, employee, agent, or similar functionary of another foreign or domestic corporation, partnership, joint venture, sole proprietorship, trust, employee benefit plan, or other enterprise, to the fullest extent permitted under the Delaware General Corporation Law, as the same exists or may hereafter be amended. Such right shall be a contract right and as such shall run to the benefit of any director or officer who is elected and accepts the position of director or officer of the Corporation or elects to continue to serve as a director or officer of the Corporation while this Article Eight is in effect. Any repeal or amendment of this Article Eight shall be prospective only and shall not limit the rights of any such director or officer or the obligations of the Corporation with respect to any claim arising from or related to the services of such director or officer in any of the foregoing capacities prior to any such repeal or amendment to this Article Eight. Such right shall include the right to be paid by the Corporation expenses incurred in defending any such proceeding in advance of its final disposition to the maximum extent permitted under the Delaware General Corporation Law, as the same exists or may hereafter be amended. If a claim for indemnification or advancement of expenses hereunder is not paid in full by the Corporation within sixty (60) days after a written claim has been received by the Corporation, the claimant may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim, and if successful in whole or in part, the claimant shall also be entitled to be paid the expenses of prosecuting such claim. It shall be a defense to any such action that such indemnification or advancement of costs of defense are not permitted under the Delaware General Corporation Law, but the burden of proving such defense shall be on the Corporation. Neither the failure of the Corporation (including its board of directors or any committee thereof, independent legal counsel, or stockholders) to have made its determination prior to the commencement of such action that indemnification of, or advancement of costs of defense to, the claimant is permissible in the circumstances nor an actual determination by the Corporation (including its board of directors or any committee thereof, independent legal counsel, or stockholders) that such indemnification or advancement is not permissible shall be a defense to the action or create a presumption that such indemnification or advancement is not permissible. In the event of the death of any person having a right of indemnification under the foregoing provisions, such right shall inure to the benefit of his or her heirs, executors, administrators, and personal representatives.

6

The rights conferred above shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, bylaw, resolution of stockholders or directors, agreement, or otherwise.

The Corporation may additionally indemnify any employee or agent of the Corporation to the fullest extent permitted by law.

As used herein, the term "proceeding" means any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, arbitrative, or investigative, any appeal in such an action, suit, or proceeding, and any inquiry or investigation that could lead to such an action, suit, or proceeding.

ARTICLE NINE

A director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit. Any repeal or amendment of this Article Nine by the stockholders of the Corporation shall be prospective only, and shall not adversely affect any limitation on the personal liability of a director of the Corporation arising from an act or omission occurring prior to the time of such repeal or amendment. In addition to the circumstances in which a director of the Corporation is not personally liable as set forth in the foregoing provisions of this Article Nine, a director shall not be liable to the Corporation or its stockholders to such further extent as permitted by any law hereafter enacted, including without limitation any subsequent amendment to the Delaware General Corporation Law.

ARTICLE TEN

The Corporation expressly elects not to be governed by Section 203 of the General Corporation Law of Delaware.

ARTICLE ELEVEN

The number of directors which shall constitute the whole Board of Directors shall from time to time be fixed and determined by vote of a majority of the whole Board of Directors serving at the time of such vote and shall be set forth in the notice of any meeting of stockholders held for the purpose of electing directors.

IN WITNESS WHEREOF, this instrument has been executed for and on behalf and in the name of the Corporation by its officers thereunto duly authorized on ___October 11___, 1990.

INTERNATIONAL TESTING SERVICES, INC.



By: _____
Name: ___John B. Connally III___
Title: ___Executive Vice President___

ATTEST:



By: _____
   James F. Reed, Jr.
   Secretary

F:\lmrobiso\itsi\certinc.002
10/15/90 - 3

8

CERTIFICATE OF AMENDMENT
TO CERTIFICATE OF INCORPORATION
OF
INTERNATIONAL TESTING SERVICES, INC.

International Testing Services, Inc., a Delaware corporation (the "Company"), hereby adopts this Certificate of Amendment to its Certificate of Incorporation pursuant to the provisions of Section 242 of the General Corporation Law of the State of Delaware:

FIRST: The name of the Company is INTERNATIONAL TESTING SERVICES, INC.

SECOND: The original Certificate of Incorporation of the Company was filed with the Secretary of State of Delaware on July 17, 1990. A Restated Certificate of Incorporation was filed with the Secretary of State on October 19, 1990.

THIRD: The amendments and additions made by this Certificate of Amendment have been duly authorized and proposed to the stockholders of the Company by the Board of Directors by a Unanimous Written Consent and have been approved by a majority of the stockholders of the Company, all in conformity with the provisions of the Delaware General Corporation Law.

FOURTH: The Restated Certificate of Incorporation of the Company is hereby amended by the following amendments:

1. Each existing share of the Company's common stock is hereby changed, converted and split into 2.1156 shares of the Company's common stock.

2. Notwithstanding the stock split referred to above, the total number of shares of stock which the Company shall have authority to issue remains at 15,000,000 as indicated in Article 4 of the Company's Restated Certificate of Incorporation, classified as (i) five million (5,000,000) shares of preferred stock, par value $0.01 per share ("Preferred Stock"), and (ii) ten million (10,000,000) shares of common stock, par value $0.01 per share ("Common Stock"). The par value of the Company's Common Stock following the stock split referred to in the foregoing paragraph is amended to be $.01 per share.

This amendment has been duly adopted in accordance with Section 242 of the Delaware General Corporation Law.

-1-

In witness whereof, the undersigned Vice President and Assistant Secretary, respectively, of the Company have executed this Certificate of Amendment this 31 day of May, 1991.



M. N. Bhagat
Mrunal N. Bhagat,
Chairman

John B. Connally, III,
Secretary

25662:four|\19977:052891

CERTIFICATE OF AMENDMENT
TO CERTIFICATE OF INCORPORATION
OF
INTERNATIONAL TESTING SERVICES, INC.

International Testing Services, Inc., a Delaware corporation (the "Company"), hereby adopts this Certificate of Amendment to its Certificate of Incorporation pursuant to the provisions of Section 242 of the General Corporation Law of the State of Delaware:

FIRST: The name of the Company is INTERNATIONAL TESTING SERVICES, INC.

SECOND: The original Certificate of Incorporation of the Company was filed with the Secretary of State of Delaware on July 17, 1990. A Restated Certificate of Incorporation was filed with the Secretary of State on October 19, 1990 and a Certificate of Amendment to the Certificate of Incorporation was filed on June 4, 1991.

THIRD: The amendments and additions made by this Certificate of Amendment have been duly authorized and proposed to the stockholders of the Company by the Board of Directors by a Unanimous Written Consent and have been approved by a majority of the stockholders of the Company, all in conformity with the provisions of the Delaware General Corporation Law.

FOURTH: The Restated Certificate of Incorporation of the Company is hereby amended by the following amendments:

1. A reverse split of the Company's common stock is hereby effected such that each existing share of the Company's common stock is changed and converted into 0.656 shares of the Company's common stock.

2. Notwithstanding the reverse stock split referred to above, the total number of shares of stock which the Company shall have authority to issue shall remain at 15,000,000 as indicated in Article 4 of the Company's Restated Certificate of Incorporation, classified as (i) five million (5,000,000) shares of preferred stock, par value $0.01 per share ("Preferred Stock"), and (ii) ten million (10,000,000) shares of common stock, par value $0.01 per share ("Common Stock"). The par value of the Company's Common Stock following the reverse stock split referred to in the foregoing paragraph is amended to be $.01 per share.

This amendment has been duly adopted in accordance with Section 242 of the Delaware General Corporation Law.

In witness whereof, the undersigned Vice President and Assistant Secretary, respectively, of the Company have executed this Certificate of Amendment this __25th__ day of June, 1991.



Mrunal N. Bhagat,
Chairman

John B. Connally, III,
Secretary

CERTIFICATE OF AMENDMENT
TO CERTIFICATE OF INCORPORATION
OF
INTERNATIONAL TESTING SERVICES, INC.

International Testing Services, Inc., a Delaware corporation (the "Company"), hereby adopts this Certificate of Amendment to its Certificate of Incorporation pursuant to the provisions of Section 242 of the General Corporation Law of the State of Delaware:

FIRST: The name of the Company is INTERNATIONAL TESTING SERVICES, INC.

SECOND: The original Certificate of Incorporation of the Company was filed with the Secretary of State of Delaware on July 17, 1990. A Restated Certificate of Incorporation was filed with the Secretary of State on October 19, 1990, a Certificate of Amendment to the Certificate of Incorporation was filed on June 4, 1991, and a Certificate of Amendment to the Certificate of Incorporation was filed on June 25, 1991.

THIRD: The amendments and additions made by this Certificate of Amendment have been duly authorized and proposed to the stockholders of the Company by the Board of Directors by a Unanimous Written Consent and have been approved by a majority of the stockholders of the Company, all in conformity with the provisions of the Delaware General Corporation Law.

FOURTH: The first paragraph of Article Four of the Restated Certificate of Incorporation of the Company is hereby amended and restated to provide as follows:

"The total number of shares of stock which the Corporation shall have authority to issue is thirty-five million (35,000,000) shares of capital stock, classified as (i) five million (5,000,000) shares of preferred stock, par value $0.01 per share ("Preferred Stock"), and (ii) thirty million (30,000,000) shares of common stock, par value $.01 per share ("Common Stock")."

The balance of Article Four of the Restated Certificate of Incorporation of the Company is not affected by this Amendment.

This amendment has been duly adopted in accordance with Section 242 of the Delaware General Corporation Law.

-1-

In witness whereof, the undersigned President or Vice President and Assistant Secretary, respectively, of the Company have executed this Certificate of Amendment this __28__ day of July, 1995.



Name: John B. Connally III
Title: President

Name: Sandra Kay Evensen
Title: Assistant Secretary

STATE OF DELAWARE
CERTIFICATE FOR RENEWAL
AND REVIVAL OF FORFEITED CHARTER

The corporation organized under the laws of Delaware, the charter of which was forfeited for failure to obtain a registered agent, now desires to procure a restoration, renewal and revival of its charter, and hereby certifies as follows:

1. The name of this corporation is VIP Ventures, Inc. (formerly known as International Testing Services, Inc.)

2. Its registered office in the State of Delaware is located at 160 Greentree Drive, Suite 101, Dover, DE 19904, County of Kent, the name of its registered agent is National Registered Agents Inc.

3. The date of filing of the original Certificate of Incorporation in Delaware was 07/17/1990.

4. The date when restoration, renewal, and revival of the charter of this company is to commence is the 18th day of November 1999, same being prior to the date of the expiration of the charter. This renewal and revival of the charter of this corporation is to be perpetual.

5. This corporation was duly organized and carried on the business authorized by its charter until the 19th day of November A.D. 1999, at which time its charter became inoperative and forfeited for failure to obtain a registered agent and this certificate for renewal and revival is filed by authority of the duly elected directors of the corporation in accordance with the laws of the State of Delaware.

IN TESTIMONY WHEREOF, and in compliance with the provisions of Section 312 of the General Corporation Law of the State of Delaware, as amended, providing for the renewal, extension and restoration of charters the authorized officer hereunto set his/her hand to this certificate this 2nd day of June 2005.



By:_____
Authorized Officer
Name: Mark Rice
Title: President

Exhibit 3.4

BYLAWS
OF
Eternal Image, Inc
a Delaware Corporation

BYLAWS
OF
Eternal Image, Inc
a Delaware Corporation

ARTICLE I

ARTICLE II

ARTICLE III

ARTICLE IV

ARTICLE V

ARTICLE VIII

AMENDMENTS TO BYLAWS ... 19

ARTICLE IX

MISCELLANEOUS ...19

BYLAWS
OF
ETERNAL IMAGE, Inc.
a Delaware Corporation

ARTICLE I
DIRECTORS: MLANAGEMIENT

Section 1.Powers. Standard of Care

A.Powers: Subject to the provisions of the General Corporation Law of Delaware
(hereinafter the 'Act'-). and subject to any limitation in the Articles of Incorporation and the Bylaws relating to action required to be approved by the shareholders or by the outstanding shares the business and affairs of this corporation shall be managed by and all corporate powers shall be exercised by or under the direction of the Board of Directors.

B. Standard of Care: Liability.

i. Each Director shall exercise such powers and otherwise perform such duties in good faith in the manner such Director believes to be in the best interests of the corporation and its shareholders and with such care including reasonable inquire using ordinary prudence, as a person in a like position would use under similar circumstances.

ii. In performing the duties of a Director a Director shall be entitled to rely on information opinions, reports or statements including financial statements and other financial data in which case prepared or presented by:

(a) One or more officers or employees of the corporation whom the Director believes to be reliable and competent in the matters presented.

(b) Counsel, independent accountants or other persons as to matters which the Director believes to be within such person's professional or expert competence or

(c) A Committee of the Board upon which the Director does not serve as to matters within its designated authority which committee the Director believes to merit confidence so long as in any such case, the Director acts in good faith after reasonable inquiry when the need therefore is indicated by the circumstances and without knowledge that would cause such reliance to be unwarranted.

Section 2.Number and Qualification of the Board

The authorized number of Directors of the corporation shall be no less than one (1) or more than four (4). This number may be changed by amendment to the Articles of Incorporation or by amendment to this Section 2 of Article I of these Bylaws adopted by the vote or written consent of the shareholders entitled to exercise majority voting power as provided in the Act.

Section 3. Election and Term of Office of Directors

Directors shall be elected at each annual meeting of the Shareholders to hold office until the next annual meeting. Each Director including a Director elected to fill a vacancy shall hold office until the expiration of the term for which elected and until a successor has been elected and qualified.

Section 4.Vacancies

A.Vacancies in the Board of Directors may be filled by a majority of the remaining Directors though less than a quorum- or by a sole remaining Director except that a vacancy created by the removal of a Director by the vote or written consent of the Shareholders, or by court order, may be filled only by the vote of the majority of the shares entitled to vote represented at a duly held meeting at which a quorum is present or by the written consent of holders of the majority of the outstanding shares entitled to vote. Each Director so elected shall hold office until the next annual meeting of the Shareholders and until a successor has been elected and qualified.

B. A vacancy or vacancies on the Board of Directors shall be deemed to exist in the event of the death, resignation or removal of any Director or if the Shareholders fail, at any meeting of the Shareholders at which any Directors are elected to elect the full number of authorized Directors.

C. The Shareholders may elect a Director or Directors to fill any vacancy or vacancies not filled by the Directors but at such election by written consent shall require a consent of a majority of the outstanding shares entitled to vote.

D. Any Director may resign effective upon giving written notice to the Chairman of the Board, the President, the Secretary, or the Board of Directors unless the notice specifies a later time for that resignation to become effective. If the resignation of a Director is effective at a future time, the Board of Directors may elect a successor to take office when the resignation becomes effective.

E. No reduction of the authorized number of Directors shall have the effect of removing any Director before that Director's term of office expires.

Section 5.Removal of Directors

A.The entire Board of Directors or any individual Director named may be removed from office as provided by Section 141 of the Delaware Corporations Code. In such a case the remaining Board Members may elect a successor Director to fill such vacancy for the remaining unexpired term of the Director so removed.

B. No Director may be removed (unless the entire Board is removed) when the votes cast against removal or not consenting in writing to such removal would be sufficient to elect such

Director if voted cumulatively at an election at which the same total number of votes were cast (or, if such action is taken by written consent, all shares entitled to vote were voted) and the entire number of Directors authorized at the time of the Directors most recent election were then being elected: and when by the provisions of Articles the holders of the shares of any class or series voting as a class or series are entitled to elect one or more Directors. Any Director so elected may be removed only by the applicable vote of the holders of the shares of that class or series.

Section 6.Place of Meetings

Regular meetings of the Board of Directors shall be held at any place within or without the state that has been designated from time to time by resolution of the Board. In the absence of such resolution regular meetings shall be held at the principal executive office of the corporation. Special meetings of the Board shall be held at any place within or without the state that has been designated in the notice of the meeting or if not stated in the notice or there is no notice, at the principal executive office of the corporation. Any meeting regular or special may be held by conference telephone or similar communication equipment so long as all Directors participating in such meeting can hear one another, and all such Directors shall be deemed to have been present in person at such meeting.

Section 7.Annual Meetings

Immediately following each annual meeting of Shareholders the Board of Directors shall hold a regular meeting for the purpose of organization, the election of officers and the transaction of other business. Notice of this meeting shall not be required. Minutes of any meeting of the Board or any committee thereof shall be maintained as required by Section 142 of the Delaware Corporations Code by the Secretary- or other officer designated for that purpose.

Section 8.Other Regular Meetings

A.Other regular meetings of the Board of Directors shall be held without call at such time as shall from time to time be fixed by the Board of Directors. Such regular meetings may be held without notice provided the time and place of such meetings has been fixed by the Board of Directors and further provided the notice of any change in the time of such meeting shall be given to all the Directors. Notice of a change in the determination of the time shall be given to each Director in the same manner as notice for special meetings of the Board of Directors.

B.If said day falls upon a holiday such meetings shall be held on the next succeeding day thereafter.

Section 9.Special Meetings Notices

A.Special meetings of the Board of Directors for any purpose or purposes may be called at any time by the Chairman of the Board or the President or any Vice President or the Secretary or any two (2) Directors.

B. Notice of the time and place for special meetings shall be delivered personally or by telephone or by facsimile to each Director or sent by first class mail, charges prepaid addressed to each Director at his or her address as it is shown in the records of the Corporation. In case such notice is mailed it shall be deposited in the United States mail at least four (4) days prior to the time of holding the meeting. In case such notice is delivered personally or by telephone or facsimile, it shall be delivered personally or by telephone or facsimile at least forty-eight (48) hours prior to the tulle of the holding of the meeting. Any oral notice given personally or by telephone may be communicated to either the Director or to a person at the office of the Director who the person giving the notice has reason to believe will promptly be communicated to the Director. The notice need not specify the purpose of the meeting nor the place if the meeting is to be held at the principal executive office of the Corporation.

Section 10. Waiver of Notice

A. The transactions of any meeting of the Board of Directors, however called, noticed or wherever held shall be as valid as though had at a meeting duly held after the regular call and notice if a quorum be present and if either before or after the meeting each of the Directors not present signs a written waiver of notice a consent to holding the meeting or an approval of the minutes thereof. Waiver of notices or consents need not specify the purpose of the meeting. All such waivers consents and approvals shall be filed with the corporate records or made part of the minutes of the meeting.

B. Notice of a meeting shall also be deemed given to any Director who attends the meeting without protesting, prior thereto or at its commencement the lack of notice to such Director.

Section 11. Quorums

A majority of the authorized number of Directors shall constitute a quorum for the transaction of business except to adjourn as provided in Section 12 of this Article I. In no event however shall a quorum be reached with less than one-third (13) of the authorized number of Directors, nor less than two (2) whichever is greater unless the authorized number of Directors is one (1) in which case one Director constitutes a quorum. Every act or decision done or made by a majority of the Directors present at a meeting duly held at which a quorum was present shall be regarded as the act of the Board of Directors subject to the provisions of Delaware Corporations Code Sections 141. 144. and other relevant sections of the Act. A meeting at which a quorum is initially present may continue to transact business notwithstanding the withdrawal of Directors if any action taken is approved by at least a majority of the required quorum for that meeting.

Section 12. Adjournment

A majority of the Directors present whether or not constituting a quorum may adjourn any meeting to another time and place.

Section 13. Notice of Adjournment

Notice of the time and place of the holding of an adjourned meeting need not be given unless the meeting is adjourned for more than twenty-four (24) hours in which case notice of such time and place shall be given prior to the time of the adjourned meeting to the Directors who were not present at the time of the adjournment.

Section 14. Sole Director Provided by Articles of Incorporation or Bylaws

In the event only one Director is required by the Bylaws or Articles of Incorporation then any references herein to notices, waivers, consents, meetings, or other actions by the majority or quorum of Directors shall be deemed or referred as such notice, waiver, etc. by such sole Director who shall have all the rights and duties and shall be entitled to exercise all the powers and shall assume all the responsibilities otherwise herein described given to a Board of Directors.

Section 15. Directors Acting by Unanimous Written Consent

Any action required or permitted to be taken by the Board of Directors may be taken without a meeting with the same force and effect as if taken by unanimous vote of Directors if authorized by a writing signed individually or collectively by all members of the Board. Such consent shall be filed with the regular minutes of the Board.

Section 16. Fees and Compensation of Directors

Directors and members of a Director's Committee may receive such compensation, if any, for their services and such reimbursement of expenses, as may be fixed or determined by resolution of the Board of Directors. Nothing herein contained shall be construed to preclude any Director from serving the corporation in any other capacity as an officer, employee or otherwise, and receiving compensation for such services.

Section 17. Committees

Committees of the Board may be appointed by resolution passed by a majority of the whole Board. Committees shall be composed of two (2) or more members of the Board and shall have such powers of the Board as may be expressly delegated to them by resolution of the Board of Directors. The Board may designate one (1) or more Directors as alternate members of any committee who may replace any absent member at any meeting of the committee. Committees shall have such powers of the Board of Directors as may be expressly delegated to it by resolution of the Board of Directors except those powers expressly made non-delegable by Delaware Corporations Code Section 141.

Section 18. Meetings and Action of Committees

Meetings and action of committees shall be governed by and held, and taken in accordance with, the provisions of Article I. Section 6. 8. 9. 10. 11. 12. 13 and 15 with such changes in the context of those Sections as are necessary to substitute the committee and its members for the Board of Directors and its members, except that the time of the regular meetings of the committees may be determined by resolution of the Board of Directors as well as the committee and special meetings of committees may also be called by resolutions of the Board of Directors and notice of special meetings of committees shall also be given to all alternate members who shall have the right to attend all meetings of the committee. The Board of Directors may adopt rules for the government of any committee not inconsistent with the provisions of these Bylaws.

Section 19. Advisory Directors.

The Board of Directors from time to time may elect one (1) or more persons to be advisory Directors who shall not by such appointment be members of the Board of Directors. Advisory Directors shall be available from time to time to perform special assignments specified by the President to attend meetings of the Board of Directors upon invitation and to furnish consultation to the Board. The period during which the title shall be held may be prescribed by the Board of Directors. If no period is prescribed, title shall be held at the pleasure of the Board.

ARTICLE II
OFFICERS

Section 1. Officers

The principal officers of the corporation shall be a Chairman of the Board or a President or both a Secretary and a Chief Financial Officer who may also be called Treasurer. The corporation may also have at the discretion of the Board of Directors one or more Vice Presidents, one or more Assistant Secretaries and such other officers as may be appointed in accordance with the provision of Section 3 of this Article. Any number of offices may be held by the same person.

Section 2. Election of Officers

The principal officers of the corporation except such officers as may be appointed in accordance with the provisions of Section 3 or Section 5 of this Article shall be chosen by the Board of Directors and each shall serve at the pleasure of the Board of Directors, subject to the rights of an officer under any contract of employment.

Section 3. Subordinate Officers. Etc

The Board of Directors may appoint such officers as the business of the corporation may require each of whom shall hold office for such period have such authority and perform such duties as are provided in the Bylaws or as the Board of Directors may from time to time determine.

Section 4. Removal and Resignation of Officers

A. Subject to the rights, if any, of an officer under any contract of employment any officer may be removed either with or without cause by a majority of the Directors at that time in office at any regular or special meeting of the Board, or excepting the case of an officer chosen by the Board of Directors by any officer upon whom such power of removal may be conferred by the Board of Directors.

B. Any officer may resign at any time by giving written notice to the Board of Directors. Any resignation shall take effect on the date of the receipt of that notice or at any later time specified in that notice: and unless other is specified in that notice. The acceptance of the resignation shall not be necessary to make it effective. Any resignation is without prejudice to the rights, if any, of the Corporation under any contract to which the officer is a party.

Section 5.Vacancies in Office

A vacancy in any office because of death, resignation, removal, disqualification, or any other cause shall be filled in the manner prescribed in these By laws for the regular appointments to such office.

Section 6.Chairman of the Board.

The Chairman of the Board, if such an officer be elected, shall, if present, preside at all meetings of the Board of Directors and exercise and perform such other powers and duties as may from time to time be assigned to him by the Board of Directors or prescribed by the Bylaws. The Chairman of the Board shall have two (2) votes on the Board. If there is no President. the Chairman of the Board shall in addition be the Chief Executive Officer of the corporation and shall have the powers and duties prescribed in Section 7 of this Article.

Section 7.President

Subject to such supervisory powers, if any, as may be given by the Board of Directors to the Chairman of the Board. If there be such an officer, the President shall be the Chief Executive Officer of the corporation and shall be subject to the control of the Board of Directors, have general supervision, direction and control of the business and the officers of the corporation. He or she shall preside at all the meetings of the Shareholders and. in the absence of the Chairman of the Board or if there be none. at all meetings of the Board of Directors. He or she shall have the general powers and duties of management usually vested in the office of the President of a corporation shall be ex officio a member of all standing committees including the executive committee, if any, and shall have such other powers and duties as may be described by the Board of Directors or the Bylaws.

Section 8.Vice Presidents.

In the absence or disability of the President, the Vice Presidents, if any, in order of their rank as fixed by the Board of Directors shall perform all the duties of the President, and so acting shall have all the powers of and be subject to the restrictions upon, the President. The Vice Presidents shall have such other powers and perform such other duties as from time to time may be prescribed for them respectively by the Board of Directors or the Bylaws, the President, or the Chairman of the Board.

Section 9. Secretary

A. The Secretary shall keep or cause to be kept at the principal executive office or such other place as the Board of Directors may order, a book of minutes of all meetings of Directors. Committees of Directors and Shareholders with the time and place of holding, whether regular or special, how authorized, the notice thereof given the names of those present of Directors and Committee meetings the number of shares present or represented at Shareholders meetings. and the proceedings thereof.

B. The Secretary shall keep or cause to be kept at the principal office or at the office of the corporation's transfer agent a share register or duplicate share register. Showing the names of the shareholders and their addresses: the number of classes of shares held by each: the number and date of certificates issued for the same: and the number and date of cancellation of every certificate surrendered for cancellation.

C. The Secretary shall give or cause to be given notice of all meetings of the Shareholders and of the Board of Directors required by the Bylaws or by law to be given shall keep the seal of the corporation in safe custody and shall have such other powers and perform such other duties as may be prescribed by the Board of Directors or by the Bylaws.

Section 10. Chief Financial Officer or Treasurer

A. The Chief Financial Officer shall keep and maintain. or cause to be kept and maintained adequate and correct books and records of accounts of the properties and business transactions of the corporation, including accounts of its assets, liabilities, receipts, disbursements, gains, losses, capital, retained earnings, and shares. The books of account shall at all reasonable times be open to inspection by any Director.

B. The Chief Financial Officer shall deposit all moneys and other valuables in the name and to the credit of the corporation with such depositories as may be designated by the Board of Directors. He or she shall disburse the funds of the corporation as may be ordered by the Board of Directors shall render to the President and Directors whenever they request it. an account of all of his transactions as Chief Financial Officer and of the financial condition of the corporation, and shall have other powers and perform such other duties as may be prescribed by the Board of Directors or the Bylaws.

ARTICLE III
MEETING OF SHAREHOLDERS

Section 1. Place of Meetings

Meetings of Shareholders shall be held at any place within or outside the State of Delaware designated by the Board of Directors. In the absence of any such designation, Shareholders' meetings shall be held at the principal executive office of the corporation.

Section 2.Annual Meeting.

The annual meeting or the Shareholders shall be held on the following date and at the following time:

Date of Meeting: November 15
Time of Meeting: 10:00 a.m.

If this day be a legal holiday then the meeting shall be held on the next succeeding business day, at the same time. At the annual meeting the Shareholders shall elect a Board of Directors, report the affairs of the corporation and transact such other business as may properly be brought before the meeting. If the above date is inconvenient the annual meeting of Shareholders shall be held each year on a date and at a time designated by the Board of Directors within sixty (60) days of the above date upon proper notice to all shareholders.

Section 3.Special Meetings.

A.A special meeting of the Shareholders. for any purpose or purposes whatsoever. may be called at any tune by the Board of Directors or by the Chairman of the Board of Directors, or by the President. or by one or more Shareholders holding shares in the aggregate entitled to cast not less than 10% of the votes at any such meeting. Except as provided in paragraph B below of this Section 3, notice shall be given as for the annual meeting.

B. If a special meeting is called by any person or persons other than the Board of Directors the request shall be in writing, specifying the time of such meeting and the general nature of the business proposed to be transacted and shall be delivered personally or sent by registered mail or by telegraphic or other facsimile transmission to the Chairman or the Board, the President, any Vice President or the Secretary of the corporation. The officer receiving such request shall forthwith cause notice to be given to the Shareholders entitled to vote. in accordance with the provisions of Sections 4 and 5 of this Article that a meeting will be held at the time requested by the person or persons calling the meeting not less than thirty-five (35) nor more than sixty (60) days after the receipt of the request. If the notice is not given within (20) days after receipt of the request, the person or persons requesting, the meeting may give the notice in the manner provided in these Bylaws or as provided in the Act. Nothing contained in this paragraph of this Section shall be construed as fixing or affecting the time when the meeting of Shareholders called by action of the Board of Directors may be held.

Section 4.'Notice of Meetings: Reports.

A.'Notice of meetings, annual or special, shall be given in writing not less than ten (10) or more than sixty (60) days before the date of the meeting, to Shareholders entitled to vote thereat by the Secretary or the Assistant Secretary. or if there be no such officer. or in the case of his or her neglect or refusal by any Director or Shareholder.

B. Such notices or any reports shall be given personally or by mail or other means of communication as provided in Delaware Corporations Code Section 222 and shall be sent to the

Shareholders address appearing on the books of the corporation. or supplied by him or her to the corporation for the purposes of notice, and in absence thereof by posting notice at a place where the principal executive office of the corporation is located or by publication at least once in a newspaper of general circulation in the county in which the principal executive office is located.

C. Notice of any meeting of Shareholders shall specify the place, date and hour of the meeting and (i) in the case of a special meeting the general nature of the business to be transacted and no other business may be transacted. or (ii) in the case of an annual meeting those matters which the Board of Directors. at the date of the mailing of notice intends to present for action by the Shareholders. At any meetings where Directors are elected notice shall include the names of the nominees, if any, intended at the date of notice to be presented by the management for election.

D. Notice shall be deemed given at the time it is delivered personally or deposited in the mail or sent by other means of written communication. The officer giving such notice or report shall prepare and file in the minute book of the Corporation an affidavit or declaration thereof.

E. If action is proposed to be taken at any meeting for approval of (i) contracts or transaction in which a Director has a direct or indirect financial interest pursuant to Delaware Corporation Code Section 144. (ii) an amendment to the Articles of Incorporation pursuant to Sections 241 or 1-42 of such Code. (iii) a reorganization of the corporation pursuant to the Act. (iv) dissolution of the corporation pursuant to the Act or (v) a distribution to preferred Shareholders, pursuant to the Act the notice shall also state the general nature of such proposal.

Section 5.Quorum.

The presence in person or by proxy of the holders of a majority of the shares entitled to vote at any meeting of Shareholders shall constitute a quorum for the transaction of business. The Shareholders present at a duly called or held meeting at which a quorum is present may continue to do business until adjournment, notwithstanding the withdrawal of enough Shareholders to leave less than a quorum. if any action taken (other than adjournment) is approved by at least majority of the shares required to constitute a quorum.

Section 6.Adjourned Meeting and Notice Thereof.

A. Any Shareholders' meeting, annual or special, whether or not a quorum is present may be adjourned from time to time by_ the vote of the majority of the shares represented at such meeting either in person or by proxy but in the absence of a quorum no other business may be transacted at such meeting.

B. When any meeting of Shareholders, either annual or special, is adjourned to another time or place notice need not be given of the adjourned meeting if the time and place thereof are announced at a meeting at which the adjournment is taken unless a new record date for the adjournment meeting is fixed, or unless the adjournment is for more than forty-five (45) days from the date set for the original meeting. in which case the Board of Directors shall set a new record date. Notice of any such adjourned meeting shall be given to each Shareholder of record entitled to vote at the adjourned meeting in accordance with the provisions of Section 4 of this Article. At any adjourned meeting the corporation may transact any business which might have been transacted at the original meeting.

Section 7.Waiver of Notice or Consent by Absent Shareholders

A.The transactions at any meeting of Shareholders, either annual or special, however called and noticed and wherever held, shall be as valid as though had at a meeting duly held after regular call and notice. if a quorum be present either in person or by proxy and if, either before or after the meeting, each person entitled to vote not present in person or by proxy- signs a written waiver of notice or a consent to a holding of the meeting. or any approval of the minutes thereof.

B. The waiver of notice or consent need not specify either the business to be transacted or the purpose of any regular or special meeting of Shareholders except that if action is taken or proposed to be taken for approval of any of those matters specified in Section 4.E of this Article- the waiver of notice or consent shall state the general nature of such proposal. All such waivers, consents or approvals shall be filed with the corporate records or made a part of the minutes of the meeting.

C. Attendance of a person at a meeting shall also constitute a waiver of notice of such meeting except when the person objects. at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened and except that attendance at a meeting is not a waiver of any right to object to the consideration of matters not included in the notice of such objection is expressly made at the meeting.

Section 8. Shareholders Acting Without a Meeting: Filling Vacancies on Board

Any action which may be taken at a meeting of the Shareholders may be taken without a meeting or notice of meeting if authorized by a writing signed by all of the Shareholders entitled to vote at a meeting for such purpose and filed with the Secretary of the corporation: provided further, that while ordinarily Directors can only be elected by unanimous written consent under Delaware Corporations Code Section 28 as to vacancy created by death, resignation or other causes if the Directors fail to fill a vacancy then a Director to fill that vacancy may be elected by the written consent of persons holding a majority of shares entitled to vote for the election of Directors.

Section 9.Other Actions Without a Meeting

A.Unless otherwise provided in the General Corporation Law any action which may also be taken at any annual or special meeting of Shareholders may be taken without a meeting and without prior notice if a consent in writing setting forth the action so taken shall be signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

Unless the consents of all Shareholders entitled to vote have been solicited in writing.

(i)Notice of any Shareholder approval without a meeting by less than unanimous written consent shall be given at least ten (10) days before the consummation of the action authorized by such approval: and

(ii) Prompt notice shall be given of the taking of any other corporate action approved by Shareholders without a meeting by less than unanimous written consent to each of those Shareholders entitled to vote who have not consented in writing.

C. Any Shareholder giving a written consent or the Shareholders, Proxy holders, or a transferee of the shares of a personal representative of the Shareholder or their respective proxy holders may revoke the consent by a writing received by the corporation prior to the time that written consents of the number of shares required to authorize the proposed action have been filed with the Secretary of the corporation but may not do so thereafter. Such revocation is effective upon its receipt by the Secretary.

Section 10. Voting Rights: Cumulative Voting

A.Only persons in whose names shares entitled to vote stand on the stock records of the corporation on the day fixed by the Board of Directors for the determination of the Shareholders of record shall be entitled to vote at any Shareholders' meeting.

B. Provided the candidate's name has been placed in nomination prior to the voting and one or more Shareholders have given notice at the meeting prior to voting of the Shareholders intent to accumulate the Shareholders votes. every Shareholder entitled to vote at any election for Director of any corporation for profit may cumulate his or her votes and give one candidate a number of votes equal to the number of Directors to be elected multiplied by the number of votes to which his or her shares are entitled, or distribute his or her votes on the sane principle among as many candidates as he or she thinks fit.

C.The candidate receiving the highest number of votes up to the number of Directors to be elected are elected.

D. The Board of Directors may fix a time as a record date for the determination of the Shareholders entitled to notice of and to vote at any such meeting, or entitled to receive any such dividend or distribution, or any allotment rights, or to exercise the rights in respect to any such chance, conversion, or exchange of shares. In such case only Shareholders of record on the date so fixed shall be entitled to notice of and to vote at such meeting. or to receive such dividends, distribution, or allotment of rights or to exercise such rights as the case may be notwithstanding a transfer of any share on the books of the company after any record date fixed as aforesaid.

Section 11. Proxies

A. Every Shareholder entitled to vote for Directors or on any other matter shall have the right to do so either in person or by one or more agents authorized by proxy validly executed by the Shareholder. A proxy may be executed by written authorization signed. or by electronic transmission authorized by the Shareholder or the Shareholder's attorney in fact giving the proxy holder(s) the power to vote the Shareholder's shares. A proxy shall be deemed signed if the Shareholder's name or other authorization is placed on the proxy (whether by manual signature. typewriting, or electronic transmission or otherwise) by the Shareholder or the Shareholder's attorney in fact. A proxy may also be transmitted orally by telephone if submitted with information from which it may be determined that the proxy was authorized by the Shareholder or the Shareholders attorney in fact.

B. A validly executed proxy which does not state that it is irrevocable shall continue in full force and effect unless revoked by the person executing it prior to the vote pursuant thereto by a writing delivered to the corporation stating that the proxy is revoked or by a subsequent proxy executed by, or attendance at the meeting and voting in person by the person executing the proxy: provided, however, that no such proxy shall be valid after the expiration of eleven (11) months from the date of such proxy unless otherwise provided in the proxy. The revocability of a proxy that states on its face that it is irrevocable shall be governed by the provisions of Delaware Corporations Code Section 2. 12.

Section 12. Chairman and Secretary of Meeting

The President, or in the absence of the President any Vice President, shall call the meeting of the Shareholders to order and shall act as Chairman of the meeting. In the absence of the President and all the Vice Presidents, Shareholders shall appoint a Chairman at such meeting. The Secretary of the Corporation shall act as Secretary of all meetings of the Shareholders, but in the absence of the Secretary at any meeting of the Shareholders, the presiding officer shall appoint any person to act as such Secretary of the meeting.

Section 13. Inspectors of Election

A. Before any meeting of Shareholders. the Board of Directors may appoint any person other than nominees for office to act as inspectors of election at the meeting or its adjournment. If no inspectors of election are appointed, the Chairman of the meeting may, and on the request of any Shareholder or his or her proxy shall, appoint inspectors of election at the meeting. The number of inspectors shall be either one (1) or three (3). If inspectors are appointed at a meeting on the request of one or more Shareholders or proxies, the holders of a majority of shares or their proxies present at the meeting shall determine whether one (1) or three (3) inspectors are to be appointed. If any person appointed as inspector fails to appear or fails or refuses to act, the vacancy may be filled by appointment by the Board of Directors before the meeting or by the Chairman at the meeting.

The duties of these inspectors shall be as follows:

(i) Determine the number of shares outstanding and the voting power of each the shares represented at the meeting, the existence of a quorum, and the authenticity, validity, and effect of proxies:

(ii) Receive votes, ballots, or consents:

(iii) Hear and determine all challenges and questions in any way arising in connection with the right to vote:

(iv) Count and tabulate all votes or consents;

(v) Determine the election result: and

(vi) Do any other acts that may be proper to conduct the election or vote with fairness to all Shareholders.

ARTICLE IV
CERTIFICATES AND TRANSFERS OF SHARES

Section 1. Certificates for Shares

A. Certificates for shares shall be of such form and device as the Board of Directors may designate and shall state the name of the record holder of the shares represented thereby: its number and date of issuance: the number of shares for which it is issued: a statement of the rights, privileges, preferences and restrictions. if any: a statement as to the redemption or conversion, if any, a statement of liens or restrictions upon transfer or voting. if any: and if the shares be assessable, or if assessments are collectible by personal action. a plain statement of such facts.

B. Every certificate for shares must be signed by the President or a Vice President and a Secretary or an Assistant Secretary, and must be authenticated by the signature of the President and Secretary or an Assistant Secretary. No certificate or certificates for shares are to be issued until such shares are fully paid unless the Board authorizes the issuance of certificates or shares as partly paid provided that such certificates shall state the amount of consideration to be paid therefore and amount paid thereon.

Section 2. Transfer on the Books

Upon surrender to the Secretary or transfer agent of the corporation of a certificate for shares duly endorsed or accompanied by proper evidence of succession, assignment or authority to transfer, it shall be the duty of the corporation to issue a new certificate to the person entitled thereto cancel the old certificate and record the transaction on its books.

Section 3.Lost or Destroyed Certificates

Any person claiming a certificate of stock to be lost or destroyed shall make an affidavit or affirmation of that fact and shall, if the Directors so require, give the corporation a bond of indemnity in the form and with one or more sureties satisfactory to the Board in at least double the value of the stock represented by said certificate, whereupon a new certificate may be issued in the same manner and for the same number of shares as the one alleged to be lost or destroyed.

Section 4.Transfer Agents and Registrars

The Board of Directors may appoint one or more transfer agents or transfer clerks and one or more registrars which shall be an incorporated bank or trust company, either domestic or foreign. who shall be appointed at such times and places as the requirements of the corporation may necessitate and Directors may designate.

Section 5.Record Date: Closing Stock Transfer Books

A.In order that the corporation may determine the Shareholders entitled to notice of any meeting or to vote or entitled to receive payment or any dividend or other distribution or allotment of any rights or entitled to exercise any rights in respect of any lawful action, the Board may fix in advance, a record date which shall not be more than sixty (60) nor less than ten (10) days prior to the date of such meeting nor more than sixty (60) days prior to any other action. If no record date is fixed.

(1) The record date for determining Shareholders entitled to notice of or to vote at a meeting of Shareholders shall be at the close of the business on the business day next preceding the day on which notice is given or, if notice is waived, at close of business on the business day next preceding the day on which the meeting is held.

(ii) The record date for determining Shareholders entitled to give consent to corporate action in writing without a meeting when no prior action by the Board is necessary, shall be the day on which the first written consent is given.

(iii) The record date for determining Shareholders for any other purpose shall be the close of business on the day on which the Board adopts the resolution relating thereto or the sixtieth (60th) day prior to the date of such other action, whichever is later.

B.The Board of Directors may close the books of the company against transfers of shares during the whole or any part of such period.

Section 6.Close Corporation Certificates

All certificates representing shares of this corporation, in the event it shall elect to become a close corporation shall contain a legend in accordance with Delaware Corporations Code Section 202.

ARTICLE V
INDEMNIFICATION OF DIRECTORS, OFFICERS. EMPLOYEES AND AGENTS

The corporation may at its option to the maximum extent permitted by the Delaware General Corporation Law and by the articles indemnify each of its agents against expenses, judgments, fines, settlements, and other amounts actually and reasonably incurred in connection with any proceeding arising by reason of the fact that such person is or was an agent of the corporation. For the purposes of this Section an 'agent" of the corporation includes a person who is or was a Director, officer, employee or agent of another corporation, partnership, Joint venture, or other enterprise, or was a Director, officer, employee or agent of a corporation which was a predecessor corporation of the corporation or of all other enterprise at the request of such predecessor corporation.

ARTICLE VI
CORPORATE RECORDS AND REPORTS: INSPECTION

Section 1.Records

The corporation shall maintain, in accordance with generally accepted accounting principles, adequate and correct accounts, books and records of its business and properties. If the corporation has fewer than one hundred (100) Shareholders the financial statements need not be prepared according to generally accepted accounting principles so long as the financial statement reasonably sets forth the assets and liabilities, income and expenses of the corporation, and discloses the accounting bases used. All of such books, records and accounts shall be kept at the corporation's principal executive office in the State of Delaware. as fixed by the Board of Directors from time to time or shall be kept at such place or such places as designated by the Board of Directors. The minutes shall be kept in written form and accounting books and records shall be kept in either written form or in any other form capable of being converted into written form. Such minutes and accounting books and records shall be open to inspection upon the written demand of any shareholder or holder of a voting trust certificate at any reasonable time during usual business hours for a purpose reasonably related to such holder's interest as a Shareholder or as the holder of a voting trust certificate. Such inspection may be made in person or by an agent or attorney, and shall include the right to copy and make extracts. The foregoing rights of inspection shall extend to the records of each subsidiary corporation.

Section 2. Maintenance and Inspection of Share Register

The corporation shall keep at its principal executive office, or at the office of its transfer agent or registrar, if either be appointed and as determined by resolution of the Board of Directors, a record of its Shareholders and the number and class of shares held by each Shareholder. A Shareholder or Shareholders of the corporation holding at least five percent (5%) in the aggregate of outstanding voting shares of the corporation may (i) inspect, and copy the records of Shareholders names and addresses and share holdings during usual business hour upon five (5) days prior written demand upon the corporation, and. or (ii) obtain from the transfer agent of such transfer agent's usual charges for such a list. a list of the Shareholders names and addresses who are entitled to vote for the election of Directors. and their share holdings. as of the most recent record date for which such list has been compiled or as of a date specified by the Shareholders subsequent to the day of demand. Such list shall be made available by the transfer agent on or before the later of five (5) days after the demand is received or the date specified therein as the date as of which the list is to be compiled. The record of Shareholders shall also be open to inspection upon the written demand of any Shareholder or holder of a voting trust certificate, at any time during usual business hours. for a purpose reasonably related to such holder's interest as a Share holder or as a holder of a voting trust certificate. Any inspection and copying under this Section may be made in person or by an agent or attorney of such Shareholder or holder of a voting trust certificate making such demand.

Section 3. Maintenance and Inspection of Bylaws

The corporation shall keep at its principal executive office. or if its principal executive office is not in this state. at its principal business office in this state the original or a copy of the Bylaws amended to date which shall be open to inspection by the Shareholders at all reasonable times during office hours. If the principal executive office of the corporation is outside the state and the corporation has no principal business office in this state, the Secretary shall, upon written request of any Shareholder, furnish to such Shareholder a copy of the Bylaws as amended to date.

Section 4.Annual Report to Shareholders

Provided this corporation has one hundred (100) Shareholders or less, the Annual Report to Shareholders referred to in the General Corporation Law is expressly dispensed with, but nothing herein shall be interpreted as prohibiting the Board of Directors from issuing annual or other periodic reports to Shareholders of the corporation as they deem appropriate. Should this corporation have one hundred (100) or more Shareholders, an Annual Report must be furnished not later than one hundred twenty (120) days after the end of each fiscal period.

Section 5.Financial Statements

A.A copy of any annual financial statement and any income statement of the corporation for each quarterly period of each fiscal year. and any accompanying balance sheet of the corporation as of the end of each such period that has been prepared by the corporation shall be kept on file at the principal executive office of the corporation for twelve (12) months from the date of its execution and each such statement shall be exhibited at all reasonable times to any Shareholder demanding an examination of such statement or a copy shall be made to any such Shareholder.
B. If a Shareholder or Shareholders holding at least five percent (5%) of the outstanding shares of any class of stock of the corporation make a written request to the corporation for an income statement of the corporation for the three (3) month. six (6) month. or rune (9) month period of the then current fiscal year ended more than thirty (30) days prior to the date of the request. and a balance sheet of the corporation at the end of such period the Chief Financial Officer shall cause such statement to be prepared. if not already prepared.and shall deliver personally or mail such statement or statements to the person making the request within thirty (30) days after the receipt of such request. If the corporation has not sent to the Shareholders its Annual Report for the last fiscal year this report shall likewise be delivered or nailed to such Shareholder or Shareholders within in (30) days after such request.

C. The corporation also shall, upon the written request of any Shareholder mail to the Shareholder a copy of the last annual, semi-annual, or quarterly income statement which it has prepared and a balance sheet as of the end of such period. This quarterly income statement and balance sheets referred to in this Section shall be accompanied by the report thereon, if any, of airy independent accountants engaged in the corporation or the certificate of authorized officer of the corporation that such financial statements were prepared without audit from the books and records of the corporation.

Section 6. Annual Statement of General Information

The corporation shall in a timely manner, in each year, file with the Secretary of State of Delaware on the prescribed form, a statement setting forth the authorized number of Directors, the names and complete business or residence addresses of all incumbent Directors, the names and complete business or residence addresses or the President, Secretary, and Chief Financial Officer. the street address of its principal executive office or principal business office in this state and the general type of business constituting the principal business activity of the corporation, together with a designation of the agent of the corporation for the purpose of the sen-ice of process.

ARTICLE VII
GENERAL CORPORATE MATTERS

Section 1. Checks. Drafts, and Evidences of Indebtedness

All checks, drafts or other orders for payment of money, notes or other evidences of indebtedness issued in the name of or payable to the corporation, shall be signed or endorsed by such person or persons and in such manner as, from time to time, shall be determined by resolution of the Board of Directors.

Section 2. Corporate Contracts and Instruments – How Executed

The Board of Directors, except as in the Bylaws otherwise provide, may authorize any officer or officers, agent or agents. to enter into any contract or execute any instrument in the name of and on behalf of the corporation and such authority may be general or confined to specific instances; and. unless so authorized or ratified by the Board of Directors or Within the agency power of any officer, no officer, agent or employee shall have any power or authority to bind the corporation by any contract or engagement or to pledge its credit or to render it liable for any purpose or to any amount.

Section 3. Representation of Shares of Other Corporation

The Chairman of the Board, the President, or any Vice President or any other person authorized by resolution of the Board of Directors by any of the foregoing designated officers, is authorized to vote on behalf of the corporation any and all shares of any other corporation or corporations, foreign or domestic, standing in the name of the corporation. Tile authority herein granted to said officers to vote or represent on behalf of the corporation any and all shares held by the corporation in any other corporation or corporations may be exercised by any such officer in person or by any person authorized to do so by proxy duly elected by said officer.

Section 4.Construction and Definitions

Unless the context requires otherwise- the general provisions, rules of construction, and the definitions of the Delaware General Corporation Laws shall govern the construction of these Bylaws. Without limiting the generality of the foregoing, the singular number includes the plural.
the plural number includes the singular, and the term "person " includes both a corporation and a natural person.

ARTICLE VIII
AMENDMENTS TO BYLAW'S

Section 1.Amendment by Shareholders

New Bylaws may be adopted or these Bylaws may be amended or repealed by the vote or written consent of holders of a majority of the outstanding shares entitled to vote: provided.
However, that if the Articles of Incorporation of the corporation set forth the number of authorized Directors of the corporation, the authorized number of Directors may be changed only by an amendment of the Articles of Incorporation.

Section 2.Amendment by Directors
Subject to the rights of the Shareholders as provided in Section 1 of this Article to adopt, amend, or repeal Bylaws.
and the limitation of Delaware Corporations Code Section 109. Bylaws may be adopted, amended, or repealed by the Board of Directors.

ARTICLE IX
MISCELLANEOUS

Section 1.References to Code Sections

Section designations of three (3) digits or more referenced herein refer to the General Corporation Law of the State of Delaware.

Section 2.Effect of Shareholders Agreement
Any Shareholders agreement authorized by the Act shall only be effective to modify the terms of these Bylaws if this corporation elects to become a close corporation with appropriate filing of or amendment to its Articles as required by the Act and shall terminate when this corporation ceases to be a close corporation.

Section 3.Subsidiary Corporation.

Shares of this corporation owned by a subsidiary shall not be entitled to vote on any matter.

Section 4.Offices.

The Board of Directors shall fix the location of the principal executive office of the corporation at any place within or outside the State of Delaware. If the principal executive office is located outside this state, and the corporation has one or more business offices in this state, the Board of Directors shall likewise fix and designate a principal business office in the State of Delaware.

The Board of Directors may at any time establish branch or subordinate offices at any place or places where the corporation is qualified to do business.

CERTIFICATE OF SECRETARY

I, Donna Shatter, hereby certify that:

I am the Secretary of Eternal Image, Inc, a Delaware corporation;
and The foregoing Bylaws, consisting of 24 pages, are a true and correct copy of the Bylaws of the corporation as
duly adopted by approval of the Board of Directors of the corporation by unanimous written consent in lieu of
meeting.
IN WITNESS WHEREOF. I have hereunto set my hand and affixed the seal of the Corporation this 1st day of
January, 2008.



Donna Shatter, Secretary

NO SEAL

Exhibit 4.1



9111554

Incorporated under the Laws of the State of Delaware

NUMBER 202

SHARES 1,000,000

ETERNAL IMAGE

Authorized 10,000,000 shares of Class "A" Preferred Stock at par value $0.001

614-38760

SEE REVERSE FOR CERTAIN DEFINITIONS

The shares of stock represented by this Certificate have not been registered under the Securities Act of 1933, as amended, and may not be sold or otherwise transferred unless compliance with the registration provisions of such Act has been made or unless availability of an exemption from such registration provisions has been established, or unless sold pursuant to Rule 144 under the Securities Act of 1933

This Certifies that ***CLINT MYTYCH***

is the Owner of ***ONE MILLION ***

Fully paid and non-assessable shares of Class "A" Preferred Stock of

ETERNAL IMAGE, INC.

transferable on the books of the Corporation in person or by duly authorized attorney upon surrender of this certificate properly endorsed. This certificate is not valid unless countersigned by the Transfer Agent.

Witness the facsimile seal of the Corporation and the facsimile signatures of its duly authorized officers.

Dated May 11, 2006

President

ETERNAL IMAGE, INC. CORPORATE Seal

COUNTERSIGNED
INTEGRITY STOCK TRANSFER
HENDERSON NV 89014

BY Authorized Signature





© GOES

LITHO. IN U.S.A.

EXHIBIT 5.1   OPINION ON LEGALITY

                        THOMAS E. BOCCIERI, ESQ.
                          561 Schaefer Avenue
                        Oradell, New Jersey 07649
                  (Office) 201-983-2024 (Fax) 201-265-6069

January 15, 2008

Eternal Image, Inc.
28800 Orchard Lake Road, Suite 130
Farmington Hills, Michigan 48334

Re: Registration Statement on Form SB-2

Ladies and Gentlemen:

You have requested my opinion as counsel for Eternal Image, Inc. (the
"Company"), a Delaware corporation, in connection with the registration
under the Securities Act of 1933, as amended, and the rules and
regulations promulgated thereunder, of 54,452,940 shares of the
Company's common stock currently outstanding (the "Shares").

In connection therewith, and arriving at the opinion as expressed
below, I have examined and relied upon originals or copies, certified
or otherwise identified to my satisfaction, of the Company's
Certificate of Incorporation as amended, By-laws of the Company, the
Registration Statement on Form SB-2 in the form to be filed with the
Securities and Exchange Commission (the "Registration Statement") and
such other documents as I have deemed necessary or appropriate as a
basis for the opinion expressed herein.

In connection with my examination, I have assumed the genuineness of
the signatures, the authenticity of all documents tendered to us as
originals, the legal capacity of natural persons and the conformity to
original documents of all documents submitted to us as certified,
conformed, photostatic or facsimile copies.

Based on the foregoing, and subject to the qualifications and
limitations set forth herein, I am of the opinion that the Shares
subject of the Registration Statement which are currently outstanding
are, legally issued and non-assessable.

I hereby consent to the filing of this opinion as an exhibit to the
Registration Statement.

I am furnishing this opinion to the Company solely for its benefit in
connection with the Registration Statement. It is not to be used,
circulated, quoted or otherwise referred to for any other purpose.
Other than the Company, no one is entitled to rely on this opinion.

Very truly yours,

/s/ Thomas E. Boccieri

====================

THOMAS E. BOCCIERI, ESQ.

Exhibit 10.1

Employment Contract

THIS EMPLOYMENT CONTRACT dated this _15th_ **day of** _March_ _2006_

BETWEEN:

Eternal Image, Inc. of 28800 Orchard Lake Rd. Farmington Hills, MI 48334
(the "Employer")

OF THE FIRST PART

- AND -

Clinton R. Mytych of 3714 Raintree Ct. Wixom, MI.
(the "Employee")

OF THE SECOND PART

BACKGROUND:

1. The Employer is duly incorporated, organized and existing under the laws of the State of Delaware.

2. The Employer is of the opinion that the Employee has the necessary qualifications, experience and abilities to assist and benefit the Employer in its business.

3. The Employer desires to employ the Employee and the Employee has agreed to accept and enter such employment upon the terms and conditions set out in this Agreement.

IN CONSIDERATION OF the matters described above and of the mutual benefits and obligations set forth in this Agreement, the receipt and sufficiency of which consideration is hereby acknowledged, the parties to this Agreement agree as follows:

Governing Law
1. This Agreement will be construed in accordance with and governed by the laws of the State of Michigan

Commencement Date and Term
2. The Employee will commence full and/or part-time employment, at employees discretion, with the Employer on March 15, 2006 (the 'Commencement Date').

3. Subject to termination as provided in this Agreement, the term of this Agreement will be for a period of five years, commencing on the Commencement Date. At the expiration date of this Agreement, this Agreement will be considered renewed for regular periods of one year, provided neither party submits a notice of termination. The parties acknowledge that various provisions of this Agreement survive past termination of employment.

Position and Duties
4. The Employer agrees to employ the Employee as a President & Chief Executive to also serve as Corporate Officer and Chairman of the Board of Directors, and the Employee agrees to be employed on the terms and conditions set out in this Agreement. The Employee agrees to be subject to the general supervision of and act pursuant to the orders, advice and direction of the

Employer.

5. The Employee will perform any and all duties now and later assigned to the Employee by the Employer. The Employee will also perform such other duties as are customarily performed by one holding such a position in other, same or similar businesses or enterprises as that engaged in by the Employer.

6. The Employee agrees to abide by the Employer's rules, regulations, and practices, including those concerning, vacation and sick leave, as they may from time to time be adopted or modified.

Employee Compensation

7. For the services rendered by the Employee as required by this Agreement, the Employer will pay to the Employee a salary of $75,000.00 per year. This compensation will be payable every two weeks while this Agreement is in force. The Employer is entitled to deduct from the Employee's compensation any applicable deductions and remittances as required by law.

8. The Employee understands that the Employee's compensation as provided in this Agreement will constitute the full and exclusive monetary consideration and compensation for all services performed by the Employee and for the performance of all the Employee's promises and obligations in this Agreement.

9. The Employee understands and agrees that any additional compensation to the Employee (whether a bonus or other form of additional compensation) will rest in the sole discretion of the Employer and that the Employee will not earn or accrue any right to additional compensation by reason of the Employee's employment.

10. The Employer will reimburse the Employee for all necessary expenses incurred by the Employee while traveling pursuant to the Employer's directions.

11. The Employer agrees to permit a reasonable degree of flexibility in work hours. In cases where extra time is worked in a day or a week, the employee at the employees discretion may agree to take equivalent time off in place of overtime pay within three months, unless there is an express agreement to pay at overtime rates.

Employee Benefits

12. The Employee will be entitled to only those additional benefits that are currently in place for the Employer's employees as set out in the Employer's booklets and manuals. But employee and employees designated dependents shall always be provided with full medical insurance coverage, including dental and optical at the employers expense during the term of this agreement and for a period of one year from the date of any termination.

13. All benefits provided by the Employer in this agreement are not subject to change unless agreed to in writing by the employee.

14. The Employee will be entitled to three weeks of paid vacation each year during the term of this Agreement, the time for such vacation to be determined by mutual agreement between the Employer and the Employee.

Avoiding Conflict of Opportunities

15. It is understood and agreed that any business opportunity relating to or similar to the Employer's current or anticipated business opportunities (with the exception of personal investments in less than 9% of the equity of a business, investments in established family businesses, real estate, or

investments in stocks and bonds traded on public stock exchanges) coming to the attention of the Employee during the Employee's employment is an opportunity belonging to the Employer. Therefore, the Employee will advise the Employer of the opportunity and cannot pursue the opportunity, directly or indirectly, without the written consent of the Employer.

16. Without the written consent of the Employer, the Employee further agrees not to:
    a. solely or jointly with others undertake or join any planning for or organization of any business activity competitive with the current or anticipated business activities of the Employer; and
    b. directly or indirectly, engage or participate in any other business activities that the Employer, in its reasonable discretion, determines to be in conflict with the best interests of the Employer.

Inability to Contract for Employer
17. In spite of anything contained in this Agreement to the contrary, the Employee will not have the right to make any contracts or commitments for or on the behalf of the Employer without first obtaining the express consent of one additional corporate officer or shareholder.

Insurance
18. The Employee is a valued and integral part of the Employer and the loss of his services to the Employer would cause a severe hardship and economic loss to the Employer. The Parties agree that the Employee will:
    a. permit the Employer, at any time and from time to time, at its option, and at its cost, to insure his life under a policy or policies of life insurance issued by a life insurance company or companies selected by the Employer;
    b. name the Employer as sole beneficiary in the insurance policy;
    c. do any and all acts and things, and execute and deliver all or any instruments, paper and documents, which will be reasonably demanded by the Employer or the insurer for the purpose of applying for, obtaining, maintaining, canceling, converting, reinstating, or liquidating such insurance policy or policies, or collecting the proceeds from such insurance policy or policies including but not limited to, such as will be necessary to vest in the Employer and any and all rights, powers, privileges, options or benefits to and under such insurance policies;
    d. submit to all necessary physical or other examinations required to effect such policies of insurance.

19. The Employer will use its best efforts when dealing with potential insurers to require such insurers to treat all information provided to it by the Employee as confidential.

Confidential Information and Assignment of Inventions
20. The Employee acknowledges in any position the Employee may hold, in and as a result of the Employee's employment by the Employer, the Employee will, or may, be making use of, acquiring or adding to information about certain matters and things which are confidential to the Employer and which information is the exclusive property of the Employer, including, without limitation:
    a. 'Confidential Information' means all data and information relating to the business and management of Employer, including proprietary and trade secret technology and accounting records to which access is obtained by the Employee, including Work Product, Computer Software, Other Proprietary Data, Business Operations, Marketing and Development Operations, and Customers. Confidential Information will also include any information that has been disclosed by a third party to the Employer and governed by a

non-disclosure agreement entered into between the third party and the Employer. Confidential Information will not include information that:

    i. is generally known in the industry of the Employer;

    ii. is now or subsequently becomes generally available to the public through no wrongful act of the Employee;

    iii. the Employee rightfully had in its possession prior to the disclosure to Employee by the Employer;

    iv. is independently created by the Employee without direct or indirect use of the Confidential Information; or

    v. the Employee rightfully obtains from a third party who has the right to transfer or disclose it.

b. 'Work Product' means work product resulting from or related to work or projects performed or to be performed for the Employer or for clients of the Employer, of any type or form in any stage of actual or anticipated research and development;

c. 'Computer Software' which means computer software resulting from or related to work or projects performed or to be performed for the Employer or for clients of the Employer, of any type or form in any stage of actual or anticipated research and development, including but not limited to programs and program modules, routines and subroutines, processes, algorithms, design concepts, design specifications (design notes, annotations, documentation, flowcharts, coding sheets, and the like), source code, object code and load modules, programming, program patches and system designs;

d. 'Other Proprietary Data' means information relating to the Employer's proprietary rights prior to any public disclosure of such information, including but not limited to the nature of the proprietary rights, production data, technical and engineering data, test data and test results, the status and details of research and development of products and services, and information regarding acquiring, protecting, enforcing and licensing proprietary rights (including patents, copyrights and trade secrets);

e. 'Business Operations' means internal personnel and financial information, vendor names and other vendor information (including vendor characteristics, services and agreements), purchasing and internal cost information, internal services and operational manuals, and the manner and methods of conducting the Employer's business;

f. 'Marketing and Development Operations' means marketing and development plans, price and cost data, price and fee amounts, pricing and billing policies, quoting procedures, marketing techniques and methods of obtaining business, forecasts and forecast assumptions and volumes, and future plans and potential strategies of the Employer which have been or are being discussed; and

g. 'Customers' means names of customers and their representatives, contracts and their contents and parties, customer services, data provided by customers and the type, quantity and specifications of products and services purchased, leased, licensed or received by clients of the Employer.

Confidential Obligations

21. The Employee agrees that a material term of the Employee's contract with the Employer is to keep all Confidential Information absolutely confidential and protect its release from the public. The Employee agrees not to divulge, reveal, report or use, for any purpose, any of the Confidential Information which the Employee has obtained or which was disclosed to the Employee by the Employer as a result of the Employee's employment by the Employer. The Employee agrees that if there is any question as to such disclosure then the Employee will seek out senior management of the Employer prior to making any disclosure of the Employer's information that may be covered by this Agreement.

22. The obligations to ensure and protect the confidentiality of the Confidential Information imposed on the Employee in this Agreement and any obligations to provide notice under this Agreement will survive the expiration or termination, as the case may be, of this Agreement and will continue for a period of one (1) year from the date of such expiration or termination.

23. The Employee may disclose any of the Confidential Information:
    a. to a third party where Employer has consented in writing to such disclosure; and
    b. to the extent required by law or by the request or requirement of any judicial, legislative, administrative or other governmental body, however, the Employee will first have given prompt notice to the Employer of any possible or prospective order (or proceeding pursuant to which any order may result), and the Employer will have been afforded a reasonable opportunity to prevent or limit any disclosure.

Ownership and Title
24. The Employee acknowledges and agrees that all rights, title and interest in any Confidential Information will remain the exclusive property of the Employer. Accordingly, the Employee specifically agrees and acknowledges that he will have no interest in the Confidential Information, including, without limitation, no interest in know-how, copyright, trade-marks or trade names, notwithstanding the fact that he may have created or contributed to the creation of the same.

25. The Employee does hereby waive any moral rights that he may have with respect to the Confidential Information.

26. This Agreement will not apply in respect of any intellectual property, process, design, development, creation, research, invention, know-how, trade names, trade-marks or copyrights for which:
    a. no equipment, supplies, facility or Confidential Information of the Employer was used.
    b. was developed entirely on the Employee's own time, and
    c. does not:
        i. relate to the business of the Employer,
        ii. relate to the Employee's actual or demonstrably anticipated processes, research or development or
        iii. result from any work performed by the Employee for the Employer.

27. The Employee agrees to immediately disclose to the Employer all Confidential Information developed in whole or in part by the Employee during the term of the Employee's employment with the Employer and to assign to the Employer any right, title or interest the Employee may have in the Confidential Information. The Employee agrees to execute any instruments and to do all other things reasonably requested by the Employer (both during and after the Employee's employment with the Employer) in order to vest more fully in the Employer all ownership rights in those items transferred by the Employee to the Employer.

Return of Confidential Information
28. The Employee agrees that, upon request of the Employer or upon termination or expiration, as the case may be, of employment, the Employee will turn over to the Employer all documents, disks or other computer media, or other material in the possession or control of the Employee that:
    a. may contain or be derived from ideas, concepts, creations, or trade secrets and other proprietary and Confidential Information as defined in this Agreement; or
    b. connected with or derived from the Employee's services to the Employer.

Non-Competition

29. Other than through employment with a bona-fide independent party, or with the express written consent of the Employer, which will not be unreasonably withheld, the Employee will not, during the continuance of this Agreement or within six (6) months after the termination or expiration, as the case may be, of this Agreement, be directly or indirectly involved with a business which is in direct competition with the particular business line of the Employer that the Employee was working during any time in the last year of employment with the Employer.

30. For a period of six (6) months from the date of termination or expiration, as the case may be, of the Employee's employment with the Employer, the Employee will not divert or attempt to divert from the Employer any business the Employer had enjoyed, solicited, or attempted to solicit, from its customers, prior to termination or expiration, as the case may be, of the Employee's employment with the Employer.

Termination Due to Discontinuance of Business

31. In spite of anything contained in this Agreement to the contrary, in the event that the Employer will discontinue operating its business at the location where the Employee is employed, then, at the Employee's sole option, the employee may continue to do work for the company from a location of the employee's choosing for the balance of this agreements term.

Termination of Employment

32. Where the Employee has breached any of the terms of this Agreement or where there is just cause for termination, the Employer may terminate the Employee's employment with 30 days notice.

33. The Employee and the Employer agree that reasonable and sufficient notice of termination of employment by the Employer is the greater of one month and any notice required under any relevant employment legislation.

34. If the Employee wishes to terminate his employment with the Employer, the Employee will provide the Employer with one month's notice. As an alternative, if the Employee co-operates with the training and development of a replacement, then sufficient notice is given if it is sufficient notice to allow the Employer to find and train the replacement.

35. Should the Employee terminate his employment pursuant to this Agreement, and there is no constructive dismissal, the Employee agrees to be reasonably available as a consultant for the purposes of maintaining any projects or developments created while employed by the Employer. Employer agrees to pay additional compensation for consulting. The Employee agrees to negotiate the terms of the consulting work in good faith. In his capacity as a consultant for the Employer pursuant to this paragraph, the Employee agrees to provide his present residential address and telephone number as well as his business address and telephone number.

36. The time specified in the notice by either the Employee or the Employer may expire on any day of the month and upon the date of termination the Employer will forthwith pay to the Employee any outstanding portion of the wage, accrued vacation and banked time, if any, calculated to the date of termination. Notwithstanding the date of termination, the Employee acknowledges and agrees to diligently execute and complete his employment responsibilities to the Employer at the reasonable direction of the Employer. Should the Employer terminate the employee then any deferred compensation or expenses owed the Employee shall become due and payable within 5 business days

37. The Employee agrees and acknowledges that the Confidential Information is of a proprietary and confidential nature and that any disclosure of the Confidential Information to a third party in breach of this Agreement cannot be reasonably or adequately compensated for in money damages, would cause irreparable injury to Employer, would gravely affect the effective and successful conduct of the Employer's business and goodwill, and would be a material breach of this Agreement.

38. In the event of a breach by the Employee of any of the provisions of this Agreement, the Employee agrees that the Employer is entitled to, in addition to and not in limitation of any other rights and remedies available to the Employer at law or in equity, to a permanent injunction in order to prevent or restrain any such breach by the Employee or by the Employee's partners, agents, representatives, servants, employees, and/or any and all persons directly or indirectly acting for or with the Employee.

39. The Employee may at employee's discretion agree to assist the Employer following termination by providing documentation and other information to permit the Employer to evaluate whether the Employee is honoring his post-employment obligations set out in this Agreement.

Severability

40. Employer and Employee acknowledge that this Agreement is reasonable, valid and enforceable. However, if a court of competent jurisdiction finds any of the provisions of this Agreement to be too broad to be enforceable, it is the parties' intent that such provision be reduced in scope by the court only to the extent deemed necessary by that court to render the provision reasonable and enforceable, bearing in mind that it is the Employee's intention to give the Employer the broadest possible protection against disclosure of the Confidential Information and against the Employee using such Confidential Information in competing with the Employer.

41. In the event that any of the provisions of this Agreement will be held to be invalid or unenforceable in whole or in part, those provisions to the extent enforceable and all other provisions will nevertheless continue to be valid and enforceable as though the invalid or unenforceable parts had not been included in this Agreement and the remaining provisions had been executed by both parties subsequent to the expungement of the invalid provision.

Notices

42. If Employee loses or makes unauthorized disclosure of any of the Confidential Information, the Employee will immediately notify the Employer and take all reasonable steps necessary to retrieve the lost or improperly disclosed Confidential Information.

43. All notices, requests, demands or other communications required or permitted by the terms of this Agreement will be given in writing and either served personally or sent by facsimile or e-mail. The address for any notice to be delivered to any of the parties to this Agreement is as follows:
    a. Eternal Image, Inc.: 28800 Orchard Lake Rd. Farmington Hills, MI 48334
       Fax #: 248 932-3006
       Email: clintm@eternalimage.net
    b. Clinton R. Mytych: 3714 Raintree Ct. Wixom, MI.
       Fax #:
       Email: clintm@eternalimage.net
    or to such other address as to which any Party may from time to time notify the other.

Modification of Agreement

44. Any amendment or modification of this Agreement or additional obligation assumed by either party in connection with this Agreement will only be binding if evidenced in writing signed by each party or an authorized representative of each party.

Governing Law

45. It is the intention of the parties to this Agreement that this Agreement and the performance under this Agreement, and all suits and special proceedings under this Agreement, be construed in accordance with and governed, to the exclusion of the law of any other forum, by the laws of the State of Michigan, without regard to the jurisdiction in which any action or special proceeding may be instituted.

Additional Provisions

46. Should the employer terminate the employee for any reason then employer shall pay employee 70% of the balance of the employment contract within 5 business days. In no case shall this be less than $50,000 dollars.

47. Employee can only be terminated by a majority vote of the board of directors.

48. Employee shall receive a monthly vehicle allowance not to exceed $2000 per month. This allowance shall continue for a period of one year beyond any termination date of employee.

General Provisions

49. Headings are inserted for the convenience of the parties only and are not to be considered when interpreting this Agreement. Words in the singular mean and include the plural and vice versa. Words in the masculine mean and include the feminine and vice versa.

50. The Employer is liable for all costs, expenses and expenditures including, and without limitation, the complete legal costs incurred by the Employer in enforcing this Agreement as a result of any default of this Agreement by the Employee. In addition the employer agrees to provide all legal expenses for the employee.

51. No failure or delay by the Employer in exercising any power, right or privilege provided in this Agreement will operate as a waiver, nor will any single or partial exercise of such rights, powers or privileges preclude any further exercise of them or the exercise of any other right, power or privilege provided in this Agreement.

52. This Agreement will inure to the benefit of and be binding upon the respective heirs, executors, administrators, successors and assigns, as the case may be, of the Employer and the Employee.

53. This Agreement may be executed in counterparts. Facsimile signatures are binding and are considered to be original signatures.

54. Time is of the essence in this Agreement.

55. If there is a previous employment agreement between the parties to this Agreement, the parties agree that this Agreement will replace that previous employment agreement and the Employee acknowledges that this Agreement was entered into in consideration of a compensation increase commencing the start of this Agreement. The Employee acknowledges that it was agreed at that time that a new employment agreement would be entered into in consideration of the compensation increase.

56. This Agreement constitutes the entire employment agreement between the parties and there are no further items or provisions, either oral or written. As of the effective date of this Agreement, this Agreement supersedes all other agreements between the parties. The parties to this Agreement stipulate that neither of them has made any representations with respect to the subject matter of this Agreement except such representations as are specifically set forth in this Agreement. Each of the parties acknowledges that it has relied on its own judgment in entering into this Agreement.

IN WITNESS WHEREOF Eternal Image, Inc. has duly affixed its signature by a duly authorized officer under seal and Clinton R. Mytych has duly signed under hand and seal on this _____ day of _____, _____.



Witness:

Witness: W. N. POPRAVSKY JR.

Eternal Image, Inc.

per: _____ (SEAL)

Clinton R. Mytych

Exhibit 10.2

Employment Contract

THIS EMPLOYMENT CONTRACT dated this _15ᵗʰ_ day of _March 2006_

BETWEEN:

Eternal Image, Inc. of 28800 Orchard Lake Rd. Farmington Hills, MI 48334
(the "Employer")

OF THE FIRST PART

- AND -

DONNA A. Mytych of 3714 Raintree Ct. Wixom, MI.
(the "Employee")

OF THE SECOND PART

BACKGROUND:

1. The Employer is duly incorporated, organized and existing under the laws of the State of Delaware.

2. The Employer is of the opinion that the Employee has the necessary qualifications, experience and abilities to assist and benefit the Employer in its business.

3. The Employer desires to employ the Employee and the Employee has agreed to accept and enter such employment upon the terms and conditions set out in this Agreement.

IN CONSIDERATION OF the matters described above and of the mutual benefits and obligations set forth in this Agreement, the receipt and sufficiency of which consideration is hereby acknowledged, the parties to this Agreement agree as follows:

Governing Law
1. This Agreement will be construed in accordance with and governed by the laws of the State of Michigan

Commencement Date and Term
2. The Employee will commence full and/or part-time employment, at employees discretion, with the Employer on March 15, 2006 (the 'Commencement Date').

3. Subject to termination as provided in this Agreement, the term of this Agreement will be for a period of five years, commencing on the Commencement Date. At the expiration date of this Agreement, this Agreement will be considered renewed for regular periods of one year, provided neither party submits a notice of termination. The parties acknowledge that various provisions of this Agreement survive past termination of employment.

Position and Duties
4. The Employer agrees to employ the Employee as a **VICE PRESIDENT AS WELL AS** serve as Corporate Officer and **DIRECTOR ON THE** Board of Directors, and the Employee agrees to be employed on the terms and conditions set out in this Agreement. The Employee agrees to be subject to the general supervision of and act pursuant to the orders, advice and direction of the

Employer.

5. The Employee will perform any and all duties now and later assigned to the Employee by the Employer. The Employee will also perform such other duties as are customarily performed by one holding such a position in other, same or similar businesses or enterprises as that engaged in by the Employer.

6. The Employee agrees to abide by the Employer's rules, regulations, and practices, including those concerning, vacation and sick leave, as they may from time to time be adopted or modified.

Employee Compensation

7. For the services rendered by the Employee as required by this Agreement, the Employer will pay to the Employee a salary of $65,000.00 per year. This compensation will be payable every two weeks while this Agreement is in force. The Employer is entitled to deduct from the Employee's compensation any applicable deductions and remittances as required by law.

8. The Employee understands that the Employee's compensation as provided in this Agreement will constitute the full and exclusive monetary consideration and compensation for all services performed by the Employee and for the performance of all the Employee's promises and obligations in this Agreement.

9. The Employee understands and agrees that any additional compensation to the Employee (whether a bonus or other form of additional compensation) will rest in the sole discretion of the Employer and that the Employee will not earn or accrue any right to additional compensation by reason of the Employee's employment.

10. The Employer will reimburse the Employee for all necessary expenses incurred by the Employee while traveling pursuant to the Employer's directions.

11. The Employer agrees to permit a reasonable degree of flexibility in work hours. In cases where extra time is worked in a day or a week, the employee at the employees discretion may agree to take equivalent time off in place of overtime pay within three months, unless there is an express agreement to pay at overtime rates.

Employee Benefits

12. The Employee will be entitled to only those additional benefits that are currently in place for the Employer's employees as set out in the Employer's booklets and manuals. But employee and employees designated dependents shall always be provided with full medical insurance coverage. including dental and optical at the employers expense during the term of this agreement and for a period of one year from the date of any termination.

13. All benefits provided by the Employer in this agreement are not subject to change unless agreed to in writing by the employee.

14. The Employee will be entitled to three weeks of paid vacation each year during the term of this Agreement, the time for such vacation to be determined by mutual agreement between the Employer and the Employee.

Avoiding Conflict of Opportunities

15. It is understood and agreed that any business opportunity relating to or similar to the Employer's current or anticipated business opportunities (with the exception of personal investments in less than 9% of the equity of a business, investments in established family businesses, real estate, or

investments in stocks and bonds traded on public stock exchanges) coming to the attention of the Employee during the Employee's employment is an opportunity belonging to the Employer. Therefore, the Employee will advise the Employer of the opportunity and cannot pursue the opportunity, directly or indirectly, without the written consent of the Employer.

16. Without the written consent of the Employer, the Employee further agrees not to:
    a. solely or jointly with others undertake or join any planning for or organization of any business activity competitive with the current or anticipated business activities of the Employer; and
    b. directly or indirectly, engage or participate in any other business activities that the Employer, in its reasonable discretion, determines to be in conflict with the best interests of the Employer.

Inability to Contract for Employer
17. In spite of anything contained in this Agreement to the contrary, the Employee will not have the right to make any contracts or commitments for or on the behalf of the Employer without first obtaining the express consent of one additional corporate officer or shareholder.

Insurance
18. The Employee is a valued and integral part of the Employer and the loss of his services to the Employer would cause a severe hardship and economic loss to the Employer. The Parties agree that the Employee will:
    a. permit the Employer, at any time and from time to time, at its option, and at its cost, to insure his life under a policy or policies of life insurance issued by a life insurance company or companies selected by the Employer;
    b. name the Employer as sole beneficiary in the insurance policy;
    c. do any and all acts and things, and execute and deliver all or any instruments, paper and documents, which will be reasonably demanded by the Employer or the insurer for the purpose of applying for, obtaining, maintaining, canceling, converting, reinstating, or liquidating such insurance policy or policies, or collecting the proceeds from such insurance policy or policies including but not limited to, such as will be necessary to vest in the Employer and any and all rights, powers, privileges, options or benefits to and under such insurance policies;
    d. submit to all necessary physical or other examinations required to effect such policies of insurance.

19. The Employer will use its best efforts when dealing with potential insurers to require such insurers to treat all information provided to it by the Employee as confidential.

Confidential Information and Assignment of Inventions
20. The Employee acknowledges in any position the Employee may hold, in and as a result of the Employee's employment by the Employer, the Employee will, or may, be making use of, acquiring or adding to information about certain matters and things which are confidential to the Employer and which information is the exclusive property of the Employer, including, without limitation:
    a. 'Confidential Information' means all data and information relating to the business and management of Employer, including proprietary and trade secret technology and accounting records to which access is obtained by the Employee, including Work Product, Computer Software, Other Proprietary Data, Business Operations, Marketing and Development Operations, and Customers. Confidential Information will also include any information that has been disclosed by a third party to the Employer and governed by a

non-disclosure agreement entered into between the third party and the Employer. Confidential Information will not include information that:

    i.   is generally known in the industry of the Employer;

    ii. is now or subsequently becomes generally available to the public through no wrongful act of the Employee;

    iii. the Employee rightfully had in its possession prior to the disclosure to Employee by the Employer;

    iv. is independently created by the Employee without direct or indirect use of the Confidential Information; or

    v. the Employee rightfully obtains from a third party who has the right to transfer or disclose it.

b. 'Work Product' means work product resulting from or related to work or projects performed or to be performed for the Employer or for clients of the Employer, of any type or form in any stage of actual or anticipated research and development;

c. 'Computer Software' which means computer software resulting from or related to work or projects performed or to be performed for the Employer or for clients of the Employer, of any type or form in any stage of actual or anticipated research and development, including but not limited to programs and program modules, routines and subroutines, processes, algorithms, design concepts, design specifications (design notes, annotations, documentation, flowcharts, coding sheets, and the like), source code, object code and load modules, programming, program patches and system designs;

d. 'Other Proprietary Data' means information relating to the Employer's proprietary rights prior to any public disclosure of such information, including but not limited to the nature of the proprietary rights, production data, technical and engineering data, test data and test results, the status and details of research and development of products and services, and information regarding acquiring, protecting, enforcing and licensing proprietary rights (including patents, copyrights and trade secrets);

e. 'Business Operations' means internal personnel and financial information, vendor names and other vendor information (including vendor characteristics, services and agreements), purchasing and internal cost information, internal services and operational manuals, and the manner and methods of conducting the Employer's business;

f. 'Marketing and Development Operations' means marketing and development plans, price and cost data, price and fee amounts, pricing and billing policies, quoting procedures, marketing techniques and methods of obtaining business, forecasts and forecast assumptions and volumes, and future plans and potential strategies of the Employer which have been or are being discussed; and

g. 'Customers' means names of customers and their representatives, contracts and their contents and parties, customer services, data provided by customers and the type, quantity and specifications of products and services purchased, leased, licensed or received by clients of the Employer.

Confidential Obligations

21. The Employee agrees that a material term of the Employee's contract with the Employer is to keep all Confidential Information absolutely confidential and protect its release from the public. The Employee agrees not to divulge, reveal, report or use, for any purpose, any of the Confidential Information which the Employee has obtained or which was disclosed to the Employee by the Employer as a result of the Employee's employment by the Employer. The Employee agrees that if there is any question as to such disclosure then the Employee will seek out senior management of the Employer prior to making any disclosure of the Employer's information that may be covered by this Agreement.

22. The obligations to ensure and protect the confidentiality of the Confidential Information imposed on the Employee in this Agreement and any obligations to provide notice under this Agreement will survive the expiration or termination, as the case may be, of this Agreement and will continue for a period of one (1) year from the date of such expiration or termination.

23. The Employee may disclose any of the Confidential Information:
    a. to a third party where Employer has consented in writing to such disclosure; and
    b. to the extent required by law or by the request or requirement of any judicial, legislative, administrative or other governmental body, however, the Employee will first have given prompt notice to the Employer of any possible or prospective order (or proceeding pursuant to which any order may result), and the Employer will have been afforded a reasonable opportunity to prevent or limit any disclosure.

Ownership and Title

24. The Employee acknowledges and agrees that all rights, title and interest in any Confidential Information will remain the exclusive property of the Employer. Accordingly, the Employee specifically agrees and acknowledges that he will have no interest in the Confidential Information, including, without limitation, no interest in know-how, copyright, trade-marks or trade names, notwithstanding the fact that he may have created or contributed to the creation of the same.

25. The Employee does hereby waive any moral rights that he may have with respect to the Confidential Information.

26. This Agreement will not apply in respect of any intellectual property, process, design, development, creation, research, invention, know-how, trade names, trade-marks or copyrights for which:
    a. no equipment, supplies, facility or Confidential Information of the Employer was used,
    b. was developed entirely on the Employee's own time, and
    c. does not:
        i. relate to the business of the Employer,
        ii. relate to the Employee's actual or demonstrably anticipated processes, research or development or
        iii. result from any work performed by the Employee for the Employer.

27. The Employee agrees to immediately disclose to the Employer all Confidential Information developed in whole or in part by the Employee during the term of the Employee's employment with the Employer and to assign to the Employer any right, title or interest the Employee may have in the Confidential Information. The Employee agrees to execute any instruments and to do all other things reasonably requested by the Employer (both during and after the Employee's employment with the Employer) in order to vest more fully in the Employer all ownership rights in those items transferred by the Employee to the Employer.

Return of Confidential Information

28. The Employee agrees that, upon request of the Employer or upon termination or expiration, as the case may be, of employment, the Employee will turn over to the Employer all documents, disks or other computer media, or other material in the possession or control of the Employee that:
    a. may contain or be derived from ideas, concepts, creations, or trade secrets and other proprietary and Confidential Information as defined in this Agreement; or
    b. connected with or derived from the Employee's services to the Employer.

Non-Competition

29. Other than through employment with a bona-fide independent party, or with the express written consent of the Employer, which will not be unreasonably withheld, the Employee will not, during the continuance of this Agreement or within six (6) months after the termination or expiration, as the case may be, of this Agreement, be directly or indirectly involved with a business which is in direct competition with the particular business line of the Employer that the Employee was working during any time in the last year of employment with the Employer.

30. For a period of six (6) months from the date of termination or expiration, as the case may be, of the Employee's employment with the Employer, the Employee will not divert or attempt to divert from the Employer any business the Employer had enjoyed, solicited, or attempted to solicit, from its customers, prior to termination or expiration, as the case may be, of the Employee's employment with the Employer.

Termination Due to Discontinuance of Business

31. In spite of anything contained in this Agreement to the contrary, in the event that the Employer will discontinue operating its business at the location where the Employee is employed, then, at the Employee's sole option, the employee may continue to do work for the company from a location of the employee's choosing for the balance of this agreements term.

Termination of Employment

32. Where the Employee has breached any of the terms of this Agreement or where there is just cause for termination, the Employer may terminate the Employee's employment with 30 days notice.

33. The Employee and the Employer agree that reasonable and sufficient notice of termination of employment by the Employer is the greater of one month and any notice required under any relevant employment legislation.

34. If the Employee wishes to terminate his employment with the Employer, the Employee will provide the Employer with one month's notice. As an alternative, if the Employee co-operates with the training and development of a replacement, then sufficient notice is given if it is sufficient notice to allow the Employer to find and train the replacement.

35. Should the Employee terminate his employment pursuant to this Agreement, and there is no constructive dismissal, the Employee agrees to be reasonably available as a consultant for the purposes of maintaining any projects or developments created while employed by the Employer. Employer agrees to pay additional compensation for consulting. The Employee agrees to negotiate the terms of the consulting work in good faith. In his capacity as a consultant for the Employer pursuant to this paragraph, the Employee agrees to provide his present residential address and telephone number as well as his business address and telephone number.

36. The time specified in the notice by either the Employee or the Employer may expire on any day of the month and upon the date of termination the Employer will forthwith pay to the Employee any outstanding portion of the wage, accrued vacation and banked time, if any, calculated to the date of termination. Notwithstanding the date of termination, the Employee acknowledges and agrees to diligently execute and complete his employment responsibilities to the Employer at the reasonable direction of the Employer. Should the Employer terminate the employee then any deferred compensation or expenses owed the Employee shall become due and payable within 5 business days

37. The Employee agrees and acknowledges that the Confidential Information is of a proprietary and confidential nature and that any disclosure of the Confidential Information to a third party in breach of this Agreement cannot be reasonably or adequately compensated for in money damages, would cause irreparable injury to Employer, would gravely affect the effective and successful conduct of the Employer's business and goodwill, and would be a material breach of this Agreement.

38. In the event of a breach by the Employee of any of the provisions of this Agreement, the Employee agrees that the Employer is entitled to, in addition to and not in limitation of any other rights and remedies available to the Employer at law or in equity, to a permanent injunction in order to prevent or restrain any such breach by the Employee or by the Employee's partners, agents, representatives, servants, employees, and/or any and all persons directly or indirectly acting for or with the Employee.

39. The Employee may at employee's discretion agree to assist the Employer following termination by providing documentation and other information to permit the Employer to evaluate whether the Employee is honoring his post-employment obligations set out in this Agreement.

Severability

40. Employer and Employee acknowledge that this Agreement is reasonable, valid and enforceable. However, if a court of competent jurisdiction finds any of the provisions of this Agreement to be too broad to be enforceable, it is the parties' intent that such provision be reduced in scope by the court only to the extent deemed necessary by that court to render the provision reasonable and enforceable, bearing in mind that it is the Employee's intention to give the Employer the broadest possible protection against disclosure of the Confidential Information and against the Employee using such Confidential Information in competing with the Employer.

41. In the event that any of the provisions of this Agreement will be held to be invalid or unenforceable in whole or in part, those provisions to the extent enforceable and all other provisions will nevertheless continue to be valid and enforceable as though the invalid or unenforceable parts had not been included in this Agreement and the remaining provisions had been executed by both parties subsequent to the expungement of the invalid provision.

Notices

42. If Employee loses or makes unauthorized disclosure of any of the Confidential Information, the Employee will immediately notify the Employer and take all reasonable steps necessary to retrieve the lost or improperly disclosed Confidential Information.

43. All notices, requests, demands or other communications required or permitted by the terms of this Agreement will be given in writing and either served personally or sent by facsimile or e-mail. The address for any notice to be delivered to any of the parties to this Agreement is as follows:
    a. Eternal Image, Inc.: 28800 Orchard Lake Rd. Farmington Hills, MI 48334
       Fax #: 248 932-3006
       Email: clintm@eternalimage.net
    b. Donna M. . Mytych: 3714 Raintree Ct. Wixom, MI.
       Fax #:
       Email: DSHATfe@eternalimage.net
    or to such other address as to which any Party may from time to time notify the other.

Modification of Agreement

44. Any amendment or modification of this Agreement or additional obligation assumed by either party in connection with this Agreement will only be binding if evidenced in writing signed by each party or an authorized representative of each party.

Governing Law
45. It is the intention of the parties to this Agreement that this Agreement and the performance under this Agreement, and all suits and special proceedings under this Agreement, be construed in accordance with and governed, to the exclusion of the law of any other forum, by the laws of the State of Michigan, without regard to the jurisdiction in which any action or special proceeding may be instituted.

Additional Provisions
46. Should the employer terminate the employee for any reason then employer shall pay employee 70% of the balance of the employment contract within 5 business days. In no case shall this be less than $50,000 dollars.

47. Employee can only be terminated by a majority vote of the board of directors.

48. Employee shall receive a monthly vehicle allowance not to exceed $2000 per month. This allowance shall continue for a period of one year beyond any termination date of employee.

General Provisions
49. Headings are inserted for the convenience of the parties only and are not to be considered when interpreting this Agreement. Words in the singular mean and include the plural and vice versa. Words in the masculine mean and include the feminine and vice versa.

50. The Employer is liable for all costs, expenses and expenditures including, and without limitation, the complete legal costs incurred by the Employer in enforcing this Agreement as a result of any default of this Agreement by the Employee. In addition the employer agrees to provide all legal expenses for the employee.

51. No failure or delay by the Employer in exercising any power, right or privilege provided in this Agreement will operate as a waiver, nor will any single or partial exercise of such rights, powers or privileges preclude any further exercise of them or the exercise of any other right, power or privilege provided in this Agreement.

52. This Agreement will inure to the benefit of and be binding upon the respective heirs, executors, administrators, successors and assigns, as the case may be, of the Employer and the Employee.

53. This Agreement may be executed in counterparts. Facsimile signatures are binding and are considered to be original signatures.

54. Time is of the essence in this Agreement.

55. If there is a previous employment agreement between the parties to this Agreement, the parties agree that this Agreement will replace that previous employment agreement and the Employee acknowledges that this Agreement was entered into in consideration of a compensation increase commencing the start of this Agreement. The Employee acknowledges that it was agreed at that time that a new employment agreement would be entered into in consideration of the compensation increase.

56. This Agreement constitutes the entire employment agreement between the parties and there are no further items or provisions, either oral or written. As of the effective date of this Agreement, this Agreement supersedes all other agreements between the parties. The parties to this Agreement stipulate that neither of them has made any representations with respect to the subject matter of this Agreement except such representations as are specifically set forth in this Agreement. Each of the parties acknowledges that it has relied on its own judgment in entering into this Agreement.

IN WITNESS WHEREOF Eternal Image, Inc. has duly affixed its signature by a duly authorized officer under seal and DONNA Mytych has duly signed under hand and seal on this _____ day of _____________, ______.



Eternal Image, Inc.

per: __________________ (SEAL)

Witness: Clint Mytych

Witness: W.N. POPRAVSKY JR.



DONNA Mytych

©2002-2006 LawDepot.com™

Exhibit 10.3

Employment Contract

THIS EMPLOYMENT CONTRACT dated this _15_ day of _March_ ,_2006_

BETWEEN:

Eternal Image, Inc. of 28800 Orchard Lake Rd. Farmington Hills, MI 48334
(the "Employer")

OF THE FIRST PART

- AND -

WALLACE N. POPRAVSKY JR.
(the "Employee")

OF THE SECOND PART

BACKGROUND:

1. The Employer is duly incorporated, organized and existing under the laws of the State of Delaware.

2. The Employer is of the opinion that the Employee has the necessary qualifications, experience and abilities to assist and benefit the Employer in its business.

3. The Employer desires to employ the Employee and the Employee has agreed to accept and enter such employment upon the terms and conditions set out in this Agreement.

IN CONSIDERATION OF the matters described above and of the mutual benefits and obligations set forth in this Agreement, the receipt and sufficiency of which consideration is hereby acknowledged, the parties to this Agreement agree as follows:

Governing Law
1. This Agreement will be construed in accordance with and governed by the laws of the State of Michigan

Commencement Date and Term
2. The Employee will commence full and/or part-time employment, at employees discretion, with the Employer on March 15, 2006 (the 'Commencement Date').

3. Subject to termination as provided in this Agreement, the term of this Agreement will be for a period of five years, commencing on the Commencement Date. At the expiration date of this Agreement, this Agreement will be considered renewed for regular periods of one year, provided neither party submits a notice of termination. The parties acknowledge that various provisions of this Agreement survive past termination of employment.

Position and Duties
4. The Employer agrees to employ the Employee as a . **VICE PRESIDENT** ~~serve as Corporate Officer and Chairman of the Board of Directors~~, and the Employee agrees to be employed on the terms and conditions set out in this Agreement. The Employee agrees to be subject to the general supervision of and act pursuant to the orders, advice and direction of the

Employer.

5. The Employee will perform any and all duties now and later assigned to the Employee by the Employer. The Employee will also perform such other duties as are customarily performed by one holding such a position in other, same or similar businesses or enterprises as that engaged in by the Employer.

6. The Employee agrees to abide by the Employer's rules, regulations, and practices, including those concerning, vacation and sick leave, as they may from time to time be adopted or modified.

Employee Compensation
7. For the services rendered by the Employee as required by this Agreement, the Employer will pay to the Employee a salary of $65,000.00 per year. This compensation will be payable every two weeks while this Agreement is in force. The Employer is entitled to deduct from the Employee's compensation any applicable deductions and remittances as required by law.

8. The Employee understands that the Employee's compensation as provided in this Agreement will constitute the full and exclusive monetary consideration and compensation for all services performed by the Employee and for the performance of all the Employee's promises and obligations in this Agreement.

9. The Employee understands and agrees that any additional compensation to the Employee (whether a bonus or other form of additional compensation) will rest in the sole discretion of the Employer and that the Employee will not earn or accrue any right to additional compensation by reason of the Employee's employment.

10. The Employer will reimburse the Employee for all necessary expenses incurred by the Employee while traveling pursuant to the Employer's directions.

11. The Employer agrees to permit a reasonable degree of flexibility in work hours. In cases where extra time is worked in a day or a week, the employee at the employees discretion may agree to take equivalent time off in place of overtime pay within three months, unless there is an express agreement to pay at overtime rates.

Employee Benefits
12. The Employee will be entitled to only those additional benefits that are currently in place for the Employer's employees as set out in the Employer's booklets and manuals. But employee and employees designated dependents shall always be provided with full medical insurance coverage, including dental and optical at the employers expense during the term of this agreement and for a period of one year from the date of any termination.

13. All benefits provided by the Employer in this agreement are not subject to change unless agreed to in writing by the employee.
14. The Employee will be entitled to three weeks of paid vacation each year during the term of this Agreement, the time for such vacation to be determined by mutual agreement between the Employer and the Employee.

Avoiding Conflict of Opportunities
15. It is understood and agreed that any business opportunity relating to or similar to the Employer's current or anticipated business opportunities (with the exception of personal investments in less than 9% of the equity of a business, investments in established family businesses, real estate, or

investments in stocks and bonds traded on public stock exchanges) coming to the attention of the Employee during the Employee's employment is an opportunity belonging to the Employer. Therefore, the Employee will advise the Employer of the opportunity and cannot pursue the opportunity, directly or indirectly, without the written consent of the Employer.

16. Without the written consent of the Employer, the Employee further agrees not to:
    a. solely or jointly with others undertake or join any planning for or organization of any business activity competitive with the current or anticipated business activities of the Employer; and
    b. directly or indirectly, engage or participate in any other business activities that the Employer, in its reasonable discretion, determines to be in conflict with the best interests of the Employer.

Inability to Contract for Employer

17. In spite of anything contained in this Agreement to the contrary, the Employee will not have the right to make any contracts or commitments for or on the behalf of the Employer without first obtaining the express consent of one additional corporate officer or shareholder.

Insurance

18. The Employee is a valued and integral part of the Employer and the loss of his services to the Employer would cause a severe hardship and economic loss to the Employer. The Parties agree that the Employee will:
    a. permit the Employer, at any time and from time to time, at its option, and at its cost, to insure his life under a policy or policies of life insurance issued by a life insurance company or companies selected by the Employer;
    b. name the Employer as sole beneficiary in the insurance policy;
    c. do any and all acts and things, and execute and deliver all or any instruments, paper and documents, which will be reasonably demanded by the Employer or the insurer for the purpose of applying for, obtaining, maintaining, canceling, converting, reinstating, or liquidating such insurance policy or policies, or collecting the proceeds from such insurance policy or policies including but not limited to, such as will be necessary to vest in the Employer and any and all rights, powers, privileges, options or benefits to and under such insurance policies;
    d. submit to all necessary physical or other examinations required to effect such policies of insurance.

19. The Employer will use its best efforts when dealing with potential insurers to require such insurers to treat all information provided to it by the Employee as confidential.

Confidential Information and Assignment of Inventions

20. The Employee acknowledges in any position the Employee may hold, in and as a result of the Employee's employment by the Employer, the Employee will, or may, be making use of, acquiring or adding to information about certain matters and things which are confidential to the Employer and which information is the exclusive property of the Employer, including, without limitation:
    a. 'Confidential Information' means all data and information relating to the business and management of Employer, including proprietary and trade secret technology and accounting records to which access is obtained by the Employee, including Work Product, Computer Software, Other Proprietary Data, Business Operations, Marketing and Development Operations, and Customers. Confidential Information will also include any information that has been disclosed by a third party to the Employer and governed by a

non-disclosure agreement entered into between the third party and the Employer. Confidential Information will not include information that:

    i. is generally known in the industry of the Employer;

    ii. is now or subsequently becomes generally available to the public through no wrongful act of the Employee;

    iii. the Employee rightfully had in its possession prior to the disclosure to Employee by the Employer;

    iv. is independently created by the Employee without direct or indirect use of the Confidential Information; or

    v. the Employee rightfully obtains from a third party who has the right to transfer or disclose it.

b. 'Work Product' means work product resulting from or related to work or projects performed or to be performed for the Employer or for clients of the Employer, of any type or form in any stage of actual or anticipated research and development;

c. 'Computer Software' which means computer software resulting from or related to work or projects performed or to be performed for the Employer or for clients of the Employer, of any type or form in any stage of actual or anticipated research and development, including but not limited to programs and program modules, routines and subroutines, processes, algorithms, design concepts, design specifications (design notes, annotations, documentation, flowcharts, coding sheets, and the like), source code, object code and load modules, programming, program patches and system designs;

d. 'Other Proprietary Data' means information relating to the Employer's proprietary rights prior to any public disclosure of such information, including but not limited to the nature of the proprietary rights, production data, technical and engineering data, test data and test results, the status and details of research and development of products and services, and information regarding acquiring, protecting, enforcing and licensing proprietary rights (including patents, copyrights and trade secrets);

e. 'Business Operations' means internal personnel and financial information, vendor names and other vendor information (including vendor characteristics, services and agreements), purchasing and internal cost information, internal services and operational manuals, and the manner and methods of conducting the Employer's business;

f. 'Marketing and Development Operations' means marketing and development plans, price and cost data, price and fee amounts, pricing and billing policies, quoting procedures, marketing techniques and methods of obtaining business, forecasts and forecast assumptions and volumes, and future plans and potential strategies of the Employer which have been or are being discussed; and

g. 'Customers' means names of customers and their representatives, contracts and their contents and parties, customer services, data provided by customers and the type, quantity and specifications of products and services purchased, leased, licensed or received by clients of the Employer.

Confidential Obligations

21. The Employee agrees that a material term of the Employee's contract with the Employer is to keep all Confidential Information absolutely confidential and protect its release from the public. The Employee agrees not to divulge, reveal, report or use, for any purpose, any of the Confidential Information which the Employee has obtained or which was disclosed to the Employee by the Employer as a result of the Employee's employment by the Employer. The Employee agrees that if there is any question as to such disclosure then the Employee will seek out senior management of the Employer prior to making any disclosure of the Employer's information that may be covered by this Agreement.

22. The obligations to ensure and protect the confidentiality of the Confidential Information imposed on the Employee in this Agreement and any obligations to provide notice under this Agreement will survive the expiration or termination, as the case may be, of this Agreement and will continue for a period of one (1) year from the date of such expiration or termination.

23. The Employee may disclose any of the Confidential Information:
    a. to a third party where Employer has consented in writing to such disclosure; and
    b. to the extent required by law or by the request or requirement of any judicial, legislative, administrative or other governmental body, however, the Employee will first have given prompt notice to the Employer of any possible or prospective order (or proceeding pursuant to which any order may result), and the Employer will have been afforded a reasonable opportunity to prevent or limit any disclosure.

Ownership and Title

24. The Employee acknowledges and agrees that all rights, title and interest in any Confidential Information will remain the exclusive property of the Employer. Accordingly, the Employee specifically agrees and acknowledges that he will have no interest in the Confidential Information, including, without limitation, no interest in know-how, copyright, trade-marks or trade names, notwithstanding the fact that he may have created or contributed to the creation of the same.

25. The Employee does hereby waive any moral rights that he may have with respect to the Confidential Information.

26. This Agreement will not apply in respect of any intellectual property, process, design, development, creation, research, invention, know-how, trade names, trade-marks or copyrights for which:
    a. no equipment, supplies, facility or Confidential Information of the Employer was used,
    b. was developed entirely on the Employee's own time, and
    c. does not:
        i. relate to the business of the Employer,
        ii. relate to the Employee's actual or demonstrably anticipated processes, research or development or
        iii. result from any work performed by the Employee for the Employer.

27. The Employee agrees to immediately disclose to the Employer all Confidential Information developed in whole or in part by the Employee during the term of the Employee's employment with the Employer and to assign to the Employer any right, title or interest the Employee may have in the Confidential Information. The Employee agrees to execute any instruments and to do all other things reasonably requested by the Employer (both during and after the Employee's employment with the Employer) in order to vest more fully in the Employer all ownership rights in those items transferred by the Employee to the Employer.

Return of Confidential Information

28. The Employee agrees that, upon request of the Employer or upon termination or expiration, as the case may be, of employment, the Employee will turn over to the Employer all documents, disks or other computer media, or other material in the possession or control of the Employee that:
    a. may contain or be derived from ideas, concepts, creations, or trade secrets and other proprietary and Confidential Information as defined in this Agreement; or
    b. connected with or derived from the Employee's services to the Employer.

Non-Competition

29. Other than through employment with a bona-fide independent party, or with the express written consent of the Employer, which will not be unreasonably withheld, the Employee will not, during the continuance of this Agreement or within six (6) months after the termination or expiration, as the case may be, of this Agreement, be directly or indirectly involved with a business which is in direct competition with the particular business line of the Employer that the Employee was working during any time in the last year of employment with the Employer.

30. For a period of six (6) months from the date of termination or expiration, as the case may be, of the Employee's employment with the Employer, the Employee will not divert or attempt to divert from the Employer any business the Employer had enjoyed, solicited, or attempted to solicit, from its customers, prior to termination or expiration, as the case may be, of the Employee's employment with the Employer.

Termination Due to Discontinuance of Business

31. In spite of anything contained in this Agreement to the contrary, in the event that the Employer will discontinue operating its business at the location where the Employee is employed, then, at the Employee's sole option, the employee may continue to do work for the company from a location of the employee's choosing for the balance of this agreements term.

Termination of Employment

32. Where the Employee has breached any of the terms of this Agreement or where there is just cause for termination, the Employer may terminate the Employee's employment with 30 days notice.

33. The Employee and the Employer agree that reasonable and sufficient notice of termination of employment by the Employer is the greater of one month and any notice required under any relevant employment legislation.

34. If the Employee wishes to terminate his employment with the Employer, the Employee will provide the Employer with one month's notice. As an alternative, if the Employee co-operates with the training and development of a replacement, then sufficient notice is given if it is sufficient notice to allow the Employer to find and train the replacement.

35. Should the Employee terminate his employment pursuant to this Agreement, and there is no constructive dismissal, the Employee agrees to be reasonably available as a consultant for the purposes of maintaining any projects or developments created while employed by the Employer. Employer agrees to pay additional compensation for consulting. The Employee agrees to negotiate the terms of the consulting work in good faith. In his capacity as a consultant for the Employer pursuant to this paragraph, the Employee agrees to provide his present residential address and telephone number as well as his business address and telephone number.

36. The time specified in the notice by either the Employee or the Employer may expire on any day of the month and upon the date of termination the Employer will forthwith pay to the Employee any outstanding portion of the wage, accrued vacation and banked time, if any, calculated to the date of termination. Notwithstanding the date of termination, the Employee acknowledges and agrees to diligently execute and complete his employment responsibilities to the Employer at the reasonable direction of the Employer. Should the Employer terminate the employee then any deferred compensation or expenses owed the Employee shall become due and payable within 5 business days

37. The Employee agrees and acknowledges that the Confidential Information is of a proprietary and confidential nature and that any disclosure of the Confidential Information to a third party in breach of this Agreement cannot be reasonably or adequately compensated for in money damages, would cause irreparable injury to Employer, would gravely affect the effective and successful conduct of the Employer's business and goodwill, and would be a material breach of this Agreement.

38. In the event of a breach by the Employee of any of the provisions of this Agreement, the Employee agrees that the Employer is entitled to, in addition to and not in limitation of any other rights and remedies available to the Employer at law or in equity, to a permanent injunction in order to prevent or restrain any such breach by the Employee or by the Employee's partners, agents, representatives, servants, employees, and/or any and all persons directly or indirectly acting for or with the Employee.

39. The Employee may at employee's discretion agree to assist the Employer following termination by providing documentation and other information to permit the Employer to evaluate whether the Employee is honoring his post-employment obligations set out in this Agreement.

Severability

40. Employer and Employee acknowledge that this Agreement is reasonable, valid and enforceable. However, if a court of competent jurisdiction finds any of the provisions of this Agreement to be too broad to be enforceable, it is the parties' intent that such provision be reduced in scope by the court only to the extent deemed necessary by that court to render the provision reasonable and enforceable, bearing in mind that it is the Employee's intention to give the Employer the broadest possible protection against disclosure of the Confidential Information and against the Employee using such Confidential Information in competing with the Employer.

41. In the event that any of the provisions of this Agreement will be held to be invalid or unenforceable in whole or in part, those provisions to the extent enforceable and all other provisions will nevertheless continue to be valid and enforceable as though the invalid or unenforceable parts had not been included in this Agreement and the remaining provisions had been executed by both parties subsequent to the expungement of the invalid provision.

Notices

42. If Employee loses or makes unauthorized disclosure of any of the Confidential Information, the Employee will immediately notify the Employer and take all reasonable steps necessary to retrieve the lost or improperly disclosed Confidential Information.

43. All notices, requests, demands or other communications required or permitted by the terms of this Agreement will be given in writing and either served personally or sent by facsimile or e-mail. The address for any notice to be delivered to any of the parties to this Agreement is as follows:
    a. Eternal Image, Inc.: 28800 Orchard Lake Rd. Farmington Hills, MI 48334
       Fax #: 248 932-3006
       Email: clintm@eternalimage.net
    b.
       Fax #: 248 465 1082
       Email: Nickp @eternalimage.net
    or to such other address as to which any Party may from time to time notify the other.

Modification of Agreement

44. Any amendment or modification of this Agreement or additional obligation assumed by either party in connection with this Agreement will only be binding if evidenced in writing signed by each party or an authorized representative of each party.

Governing Law

45. It is the intention of the parties to this Agreement that this Agreement and the performance under this Agreement, and all suits and special proceedings under this Agreement, be construed in accordance with and governed, to the exclusion of the law of any other forum, by the laws of the State of Michigan, without regard to the jurisdiction in which any action or special proceeding may be instituted.

Additional Provisions

46. Should the employer terminate the employee for any reason then employer shall pay employee 70% of the balance of the employment contract within 5 business days. In no case shall this be less than $50,000 dollars.

47. Employee can only be terminated by a majority vote of the board of directors.

48. Employee shall receive a monthly vehicle allowance not to exceed $2000 per month. This allowance shall continue for a period of one year beyond any termination date of employee.

General Provisions

49. Headings are inserted for the convenience of the parties only and are not to be considered when interpreting this Agreement. Words in the singular mean and include the plural and vice versa. Words in the masculine mean and include the feminine and vice versa.

50. The Employer is liable for all costs, expenses and expenditures including, and without limitation, the complete legal costs incurred by the Employer in enforcing this Agreement as a result of any default of this Agreement by the Employee. In addition the employer agrees to provide all legal expenses for the employee.

51. No failure or delay by the Employer in exercising any power, right or privilege provided in this Agreement will operate as a waiver, nor will any single or partial exercise of such rights, powers or privileges preclude any further exercise of them or the exercise of any other right, power or privilege provided in this Agreement.

52. This Agreement will inure to the benefit of and be binding upon the respective heirs, executors, administrators, successors and assigns, as the case may be, of the Employer and the Employee.

53. This Agreement may be executed in counterparts. Facsimile signatures are binding and are considered to be original signatures.

54. Time is of the essence in this Agreement.

55. If there is a previous employment agreement between the parties to this Agreement, the parties agree that this Agreement will replace that previous employment agreement and the Employee acknowledges that this Agreement was entered into in consideration of a compensation increase commencing the start of this Agreement. The Employee acknowledges that it was agreed at that time that a new employment agreement would be entered into in consideration of the compensation increase.

56. This Agreement constitutes the entire employment agreement between the parties and there are no further items or provisions, either oral or written. As of the effective date of this Agreement, this Agreement supersedes all other agreements between the parties. The parties to this Agreement stipulate that neither of them has made any representations with respect to the subject matter of this Agreement except such representations as are specifically set forth in this Agreement. Each of the parties acknowledges that it has relied on its own judgment in entering into this Agreement.

IN WITNESS WHEREOF Eternal Image, Inc. has duly affixed its signature by a duly authorized officer under seal and ‹   › has duly signed under hand and seal on this _____ day of

_____
Witness:

_____
Witness:

Eternal Image, Inc.

per: _____ (SEAL)

_____
W. N. POPRAVSKY JR.

Exhibit 10.4

SENIOR SECURED CONVERTIBLE NOTE

NEITHER THE ISSUANCE AND SALE OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE NOR THE SECURITIES INTO WHICH THESE SECURITIES ARE CONVERTIBLE HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR APPLICABLE STATE SECURITIES LAWS. THE SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD, TRANSFERRED OR ASSIGNED (I) IN THE ABSENCE OF (A) AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR (B) AN OPINION OF COUNSEL, IN A REASONABLY ACCEPTABLE FORM, THAT REGISTRATION IS NOT REQUIRED UNDER SAID ACT OR (II) UNLESS SOLD PURSUANT TO RULE 144 OR RULE 144A UNDER SAID ACT. NOTWITHSTANDING THE FOREGOING, THE SECURITIES MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT OR OTHER LOAN OR FINANCING ARRANGEMENT SECURED BY THE SECURITIES. ANY TRANSFEREE OF THIS NOTE SHOULD CAREFULLY REVIEW THE TERMS OF THIS NOTE, INCLUDING SECTIONS 3(c)(iii) AND 18(a) HEREOF. THE PRINCIPAL AMOUNT REPRESENTED BY THIS NOTE AND, ACCORDINGLY, THE SECURITIES ISSUABLE UPON CONVERSION HEREOF MAY BE LESS THAN THE AMOUNTS SET FORTH ON THE FACE HEREOF PURSUANT TO SECTION 3(c)(iii) OF THIS NOTE.

ETERNAL IMAGE, INC.

SENIOR SECURED CONVERTIBLE NOTE

Issuance Date: November 15, 2007   Original Principal Amount: U.S. $650,000

FOR VALUE RECEIVED, Eternal Image, Inc., a Delaware corporation (the "**Company**"), hereby promises to pay to North Atlantic Resources, Limited, a company domiciled in Saint Vincent on the Grenadines or registered assigns ("**Holder**") the amount set out above as the Original Principal Amount (as reduced pursuant to the terms hereof pursuant to redemption, conversion or otherwise, the "**Principal**") when due, whether upon the Maturity Date (as defined below), acceleration, redemption or otherwise (in each case in accordance with the terms hereof) and to pay interest ("**Interest**") on any outstanding Principal at the applicable Interest Rate, from the date set out above as the Issuance Date (the "**Issuance Date**") until the same becomes due and payable, whether upon an Interest Date (as defined below), the Maturity Date, acceleration, conversion, redemption or otherwise (in each case in accordance with the terms hereof). This Senior Secured Convertible Note (including all Senior Secured Convertible Notes issued in exchange, transfer or replacement hereof, this "**Note**") is being issued in connection with the Holder's delivery of a sum total of $650,000. $500,000 was delivered to the Company on October 15, 2007, and $150,000 was delivered on [Fill in Date Here]. Certain capitalized terms used herein are defined in Section 29. ③ Nov 15, 2007

(1)   PAYMENTS OF PRINCIPAL. On the Maturity Date, the Company shall pay to the Holder an amount in cash representing all outstanding Principal, accrued and unpaid Interest and accrued and unpaid Late Charges, if any, on such Principal and Interest. The **"Maturity Date"** shall be February 28, 2008, as may be extended at the option of the Holder (i) in the event that, and for so long as, an Event of Default (as defined in Section 4(a)) shall have occurred and be continuing on the Maturity Date (as may be extended pursuant to this Section 1) or any event that shall have occurred and be continuing that with the passage of time and the failure to cure would result in an Event of Default and (ii) through the date that is ten (10) Business Days after the consummation of a Change of Control in the event that a Change of Control is publicly announced or a Change of Control Notice (as defined in Section 5(b)) is delivered prior to the Maturity Date. Other than as specifically permitted by this Note, the Company may not prepay any portion of the outstanding Principal, accrued and unpaid Interest or accrued and unpaid Late Charges, if any, on such Principal and Interest.

(2)   INTEREST; INTEREST RATE. Interest on this Note shall commence accruing on the Issuance Date at a rate of twenty percent (20.0%) per annum ("**Interest Rate**") and shall be computed on the basis of a 360-day year comprised of twelve (12) thirty (30) day months and shall be payable in cash on the Maturity Date (an "**Interest Date**"). Prior to the payment of Interest on the Interest Date, Interest on this Note shall accrue at the Interest Rate and be payable by way of inclusion of the Interest in the Conversion Amount in accordance with Section 3(b)(i), provided a conversion occurs. From and after the occurrence of an Event of Default, the Interest Rate shall be increased to twenty-seven and one-half percent (27.5%) ("**Default Interest Rate**"). In the event that such Event of Default is subsequently cured, the adjustment referred to in the preceding sentence shall cease to be effective as of the date of such cure; provided that the Interest as calculated at the Default Interest Rate during the continuance of such Event of Default shall continue to apply to the extent relating to the days after the occurrence of such Event of Default through and including the date of cure of such Event of Default.

(3)   CONVERSION OF NOTES. This Note shall be convertible into shares of the Company's common stock, par value $.002 per share (the "**Common Stock**"), on the terms and conditions set forth in this Section 3.

(a)   Conversion Right. Subject to the provisions of Section 3(d), at any time or times on or after the November 30, 2007, the Holder shall be entitled to convert any portion of the outstanding and unpaid Conversion Amount (as defined below) into fully paid and nonassessable shares of Common Stock in accordance with Section 3(c), at the Conversion Rate (as defined below). The Company shall not issue any fraction of a share of Common Stock upon any conversion. If the issuance would result in the issuance of a fraction of a share of Common Stock, the Company shall round such fraction of a share of Common Stock up to the nearest whole share. The Company shall pay any and all taxes that may be payable with respect to the issuance and delivery of Common Stock upon conversion of any Conversion Amount.

(b)   Conversion Rate.   The number of shares of Common Stock issuable upon conversion of any Conversion Amount pursuant to Section 3(a) shall be determined by dividing (x) such Conversion Amount by (y) the Conversion Price (the **"Conversion Rate"**).

(i)   **"Conversion Amount"** means the sum of (A) the portion of the Principal to be converted, redeemed or otherwise with respect to which this determination is being made, (B) accrued and unpaid Interest with respect to such Principal and (C) accrued and unpaid Late Charges with respect to such Principal and Interest.

(ii)   **"Conversion Price"** means, as of any Conversion Date (as defined below) or other date of determination, $0.002, subject to adjustment as provided herein.

(c)   Mechanics of Conversion.

(i)   Optional Conversion.   To convert any Conversion Amount into shares of Common Stock on any date (a "**Conversion Date**"), the Holder shall (A) transmit by facsimile (or otherwise deliver), for receipt on or prior to 11:59 p.m., New York Time, on such date, a copy of an executed notice of conversion in the form attached hereto as Exhibit I (the "**Conversion Notice**") to the Company and (B) if required by Section 3(c)(iii), surrender this Note to a common carrier for delivery to the Company as soon as practicable on or following such date (or an indemnification undertaking with respect to this Note in the case of its loss, theft or destruction).   On or before the first (1st) Trading Day following the date of receipt of a Conversion Notice, the Company shall transmit by facsimile a confirmation of receipt of such Conversion Notice to the Holder and the Company's transfer agent (the "**Transfer Agent**").   On or before the second (2nd) Trading Day following the date of receipt of a Conversion Notice (the **"Share Delivery Date"**), the Company shall (x) provided that the Transfer Agent is participating in the Depository Trust Company ("**DTC**") Fast Automated Securities Transfer Program, credit such aggregate number of shares of Common Stock to which the Holder shall be entitled to the Holder's or its designee's balance account with DTC through its Deposit Withdrawal Agent Commission system or (y) if the Transfer Agent is not participating in the DTC Fast Automated Securities Transfer Program, issue and deliver to the address as specified in the Conversion Notice, a certificate, registered in the name of the Holder or its designee, for the number of shares of Common Stock to which the Holder shall be entitled.   If this Note is physically surrendered for conversion as required by Section 3(c)(iii) and the outstanding Principal of this Note is greater than the Principal portion of the Conversion Amount being converted, then the Company shall as soon as practicable and in no event later than three (3) Business Days after receipt of this Note and at its own expense, issue and deliver to the holder a new Note (in accordance with Section 18(d)) representing the outstanding Principal not converted. The Person or Persons entitled to receive the shares of Common Stock issuable upon a conversion of this Note shall be treated for all purposes as the record holder or holders of such shares of Common Stock on the Conversion Date.

(ii)   Company's Failure to Timely Convert.   If within three (3) Trading Days after the Company's receipt of the facsimile copy of a Conversion Notice the Company shall fail to issue and deliver a certificate to the Holder or credit the Holder's balance account with DTC for the number of shares of Common Stock to which the Holder is entitled upon conversion of any Conversion Amount (a "**Conversion Failure**"), then (A) the Company shall pay damages to the Holder for each day of such Conversion Failure in an amount equal to 1.5% of the product of (I) the sum of the number of shares of Common Stock not issued to the Holder on or prior to the Share Delivery Date and to which the Holder is entitled, and (II) the Closing Sale Price of the Common Stock on the Share Delivery Date and (B) the Holder, upon written notice to the Company, may void its Conversion Notice with respect to, and retain or have returned, as the case may be, any portion of this Note that has not been converted pursuant to such Conversion Notice; provided that the voiding of a Conversion Notice shall not affect the Company's obligations to make any payments which have accrued prior to the date of such notice pursuant to this Section 3(c)(ii) or otherwise. In addition to the foregoing, if within three (3) Trading Days after the Company's receipt of the facsimile copy of a Conversion Notice the Company shall fail to issue and deliver a certificate to the Holder or credit the Holder's balance account with DTC for the number of shares of Common Stock to which the Holder is entitled upon such holder's conversion of any Conversion Amount, and if on or after such Trading Day the Holder purchases (in an open market transaction or otherwise) Common Stock to deliver in satisfaction of a sale by the Holder of Common Stock issuable upon such conversion that the Holder anticipated receiving from the Company (a "**Buy-In**"), then the Company shall, within three (3) Trading Days after the Holder's request and in the Holder's discretion, either (i) pay cash to the Holder in an amount equal to the Holder's total purchase price (including brokerage commissions and other out-of-pocket expenses, if any) for the shares of Common Stock so purchased (the "**Buy-In Price**"), at which point the Company's obligation to issue and deliver such certificate or to credit the Holder's balance account with DTC for the number of shares of Common Stock to which the Holder is entitled upon such Holder's conversion of any Conversion Amount shall terminate, or (ii) promptly honor its obligation to deliver to the Holder a certificate or certificates representing such Common Stock and pay cash to the Holder in an amount equal to the excess (if any) of the Buy-In Price over the product of (A) such number of shares of Common Stock, times (B) the Closing Bid Price on the Conversion Date.

(iii) Registration; Book-Entry. The Company shall maintain a register (the "**Register**") for the recordation of the names and addresses of the holders of each Note and the principal amount of the Notes held by such holders (the "**Registered Notes**"). The entries in the Register shall be conclusive and binding for all purposes absent manifest error. The Company and the holders of the Notes shall treat each Person whose name is recorded in the Register as the owner of a Note for all purposes, including, without limitation, the right to receive payments of principal and interest hereunder, notwithstanding notice to the contrary. A Registered Note may be assigned or sold in whole or in part only by registration of such assignment or sale on the Register. Upon its receipt of a request to assign or sell all or part of any Registered Note by a Holder, the Company shall record the information contained therein in the Register and issue one or more new Registered Notes in the same aggregate principal amount as the principal amount of the surrendered Registered Note to the designated assignee or transferee pursuant to Section 18. Notwithstanding anything to the contrary set forth herein, upon conversion of any portion of this Note in accordance with the terms hereof, the Holder shall not be required to physically surrender this Note to the Company unless (A) the full Conversion Amount represented by this Note is being converted or (B) the Holder has provided the Company with prior written notice (which notice may be included in a Conversion Notice) requesting reissuance of this Note upon physical surrender of this Note. The Holder and the Company shall maintain records showing the Principal, Interest and Late Charges, if any, converted and the dates of such conversions or shall use such other method, reasonably satisfactory to the Holder and the Company, so as not to require physical surrender of this Note upon conversion.

(d)   Limitations on Conversions. The Company shall not effect any conversion of this Note, and the Holder of this Note shall not have the right to convert any portion of this Note pursuant to Section 3(a), to the extent that after giving effect to such conversion, the Holder (together with the Holder's affiliates) would beneficially own in excess of 4.99% (the "**Maximum Percentage**") of the number of shares of Common Stock outstanding immediately after giving effect to such conversion. For purposes of the foregoing sentence, the number of shares of Common Stock beneficially owned by the Holder and its affiliates shall include the number of shares of Common Stock issuable upon conversion of this Note with respect to which the determination of such sentence is being made, but shall exclude the number of shares of Common Stock which would be issuable upon (A) conversion of the remaining, nonconverted portion of this Note beneficially owned by the Holder or any of its affiliates and (B) exercise or conversion of the unexercised or nonconverted portion of any other securities of the Company (including, without limitation, any Other Notes or Warrants) subject to a limitation on conversion or exercise analogous to the limitation contained herein beneficially owned by the Holder or any of its affiliates. Except as set forth in the preceding sentence, for purposes of this Section 3(d)(i), beneficial ownership shall be calculated in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"). For purposes of this Section 3(d)(i), in determining the number of outstanding shares of Common Stock, the Holder may rely on the number of outstanding shares of Common Stock as reflected in (x) the Company's most recent Form 10-K, Form 10-KSB Form 10-Q, Form 10-QSB or Form 8-K, as the case may be, (y) a more recent public announcement by the Company or (z) any other notice by the Company or the Transfer Agent setting forth the number of shares of Common Stock outstanding. For any reason at any time, upon the written or oral request of the Holder, the Company shall within one (1) Business Day confirm orally and in writing to the Holder the number of shares of Common Stock then outstanding. In any case, the number of outstanding shares of Common Stock shall be determined after giving effect to the conversion or exercise of securities of the Company, including this Note, by the Holder or its affiliates since the date as of which such number of outstanding shares of Common Stock was reported. By written notice to the Company, the Holder may from time to time increase or decrease the Maximum Percentage to any other percentage not in excess of 9.99% specified in such notice; provided that (i) any such increase will not be effective until the sixty-first (61st) day after such notice is delivered to the Company, and (ii) any such increase or decrease will apply only to the Holder and not to any other holder of Notes.

(4)   RIGHTS UPON EVENT OF DEFAULT.

(a)   Event of Default. Each of the following events shall constitute an "**Event of Default**":

(i)   the failure of the Company to have a registration statement covering the resale of the Conversion Shares ("**Registration Statement**") filed with the SEC on or before ninety (90) days from the date hereof and declared effective by the SEC on or before one hundred-fifty (180) days from the date hereof, or, until the Conversion Shares can be sold without restriction or limitation the Registration Statement is required to be maintained effective at all times, the effectiveness of the applicable Registration Statement lapses for any reason (including, without limitation, the issuance of a stop order) or is unavailable to any holder of the Notes for sale of all of such holder's Conversion Shares, and such lapse or unavailability continues for a period of ten (10) consecutive days or for more than an aggregate of thirty (30) days in any 365-day period;

(ii)   the suspension from trading or failure of the Common Stock to be listed on an Eligible Market for a period of five (5) consecutive Trading Days or for more than an aggregate of ten (10) Trading Days in any 365-day period;

(iii)   the Company's (A) failure to cure a Conversion Failure by delivery of the required number of shares of Common Stock within ten (10) Business Days after the applicable Conversion Date or (B) notice, written or oral, to any holder of the Notes, including by way of public announcement or through any of its agents, at any time, of its intention not to comply with a request for conversion of any Notes into shares of Common Stock that is tendered in accordance with the provisions of the Notes;

(iv)   at any time following the tenth (10th) consecutive Business Day that the Holder's Authorized Share Allocation is less than the number of shares of Common Stock that the Holder would be entitled to receive upon a conversion of the full Conversion Amount of this Note (without regard to any limitations on conversion set forth in Section 3(d) or otherwise);

(v)   the Company's failure to pay to the Holder any amount of Principal, Redemption Price, Interest, Late Charges or other amounts when and as due under this Note or any other agreement, document, certificate or other instrument delivered in connection with the transactions contemplated hereby and thereby to which the Holder is a party, except, in the case of a failure to pay Interest and Late Charges when and as due, in which case only if such failure continues for a period of at least three (3) Business Days;

(vi)   any default under, redemption of or acceleration prior to maturity of any Indebtedness of the Company or any of its subsidiaries ("**Subsidiaries**");

(vii)   the Company or any of its Subsidiaries pursuant to or within the meaning of Title 11, U.S. Code, or any similar Federal, foreign or state law for the relief of debtors (collectively, "**Bankruptcy Law**"), (A) commences a voluntary case, (B) consents to the entry of an order for relief against it in an involuntary case, (C) consents to the appointment of a receiver, trustee, assignee, liquidator or similar official (a "**Custodian**"), (D) makes a general assignment for the benefit of its creditors or (E) admits in writing that it is generally unable to pay its debts as they become due;

(viii)   a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that (A) is for relief against the Company or any of its Subsidiaries in an involuntary case, (B) appoints a Custodian of the Company or any of its Subsidiaries or (C) orders the liquidation of the Company or any of its Subsidiaries;

(ix)   a final judgment or judgments for the payment of money aggregating in excess of $75,000 are rendered against the Company or any of its Subsidiaries and which judgments are not, within sixty (60) days after the entry thereof, bonded, discharged or stayed pending appeal, or are not discharged within sixty (60) days after the expiration of such stay; provided, however, that any judgment which is covered by insurance or an indemnity from a creditworthy party shall not be included in calculating the $75,000 amount set forth above so long as the Company provides the Holder a written statement from such insurer or indemnity provider (which written statement shall be reasonably satisfactory to the Holder) to the effect that such judgment is covered by insurance or an indemnity and the Company will receive the proceeds of such insurance or indemnity within thirty (30) days of the issuance of such judgment;

(x)   the Company breaches any representation, warranty, covenant or other term or condition of the Note, except, in the case of a breach of a covenant which is curable, only if such breach continues for a period of at least ten (10) consecutive Business Days; or

(xi)   any breach or failure in any respect to comply with Section 14 of this Note.

(b)   Redemption Right. Upon the occurrence of an Event of Default with respect to this Note, the Company shall within one (1) Business Day deliver written notice thereof via facsimile and overnight courier (an "**Event of Default Notice**") to the Holder. At any time after the earlier of the Holder's receipt of an Event of Default Notice and the Holder becoming aware of an Event of Default, the Holder may require the Company to redeem all or any portion of this Note by delivering written notice thereof (the "**Event of Default Redemption Notice**") to the Company, which Event of Default Redemption Notice shall indicate the portion of this Note the Holder is electing to redeem. Each portion of this Note subject to redemption by the Company pursuant to this Section 4(b) shall be redeemed by the Company at a price equal to the greater of (i) the product of (A) the Conversion Amount to be redeemed and (B) the Redemption Premium and (ii) the product of (A) the Conversion Rate with respect to such Conversion Amount in effect at such time as the Holder delivers an Event of Default Redemption Notice and (B) the greater of (I) the Closing Sale Price of the Common Stock on the date immediately preceding such Event of Default, (II) the Closing Sale Price of the Common Stock on the date immediately after such Event of Default and (III) the Closing Sale Price of the Common Stock on the date the Holder delivers the Event of Default Redemption Notice (the "**Event of Default Redemption Price**"). Redemptions required by this Section 4(b) shall be made in accordance with the provisions of Section 12. To the extent redemptions required by this Section 4(b) are deemed or determined by a court of competent jurisdiction to be prepayments of the Note by the Company, such redemptions shall be deemed to be voluntary prepayments. The parties hereto agree that in the event of the Company's redemption of any portion of the Note under this Section 4(b), the Holder's damages would be uncertain and difficult to estimate because of the parties' inability to predict future interest rates and the uncertainty of the availability of a suitable substitute investment opportunity for the Holder. Accordingly, any Redemption Premium due under this Section 4(b) is intended by the parties to be, and shall be deemed, a reasonable estimate of the Holder's actual loss of its investment opportunity and not as a penalty.

(5) RIGHTS UPON FUNDAMENTAL TRANSACTION AND CHANGE OF CONTROL.

(a) Assumption. The Company shall not enter into or be party to a Fundamental Transaction unless (i) the Successor Entity assumes in writing all of the obligations of the Company under this Note and the other Transaction Documents in accordance with the provisions of this Section 5(a) pursuant to written agreements in form and substance satisfactory to the Required Holders and approved by the Required Holders prior to such Fundamental Transaction, including agreements to deliver to each holder of Notes in exchange for such Notes a security of the Successor Entity evidenced by a written instrument substantially similar in form and substance to the Notes, including, without limitation, having a principal amount and interest rate equal to the principal amounts then outstanding and the interest rates of the Notes held by such holder, having similar conversion rights as the Notes and having similar ranking to the Notes, and satisfactory to the Required Holders and (ii) the Successor Entity (including its Parent Entity) is a publicly traded corporation whose common stock is quoted on or listed for trading on an Eligible Market (specifically excluding the Principal Market). Upon the occurrence of any Fundamental Transaction, the Successor Entity shall succeed to, and be substituted for (so that from and after the date of such Fundamental Transaction, the provisions of this Note referring to the "Company" shall refer instead to the Successor Entity), and may exercise every right and power of the Company and shall assume all of the obligations of the Company under this Note with the same effect as if such Successor Entity had been named as the Company herein. Upon consummation of the Fundamental Transaction, the Successor Entity shall deliver to the Holder confirmation that there shall be issued upon conversion or redemption of this Note at any time after the consummation of the Fundamental Transaction, in lieu of the shares of Common Stock (or other securities, cash, assets or other property) issuable upon the conversion or redemption of the Notes prior to such Fundamental Transaction, such shares of the publicly traded common stock (or their equivalent) of the Successor Entity, as adjusted in accordance with the provisions of this Note. The provisions of this Section shall apply similarly and equally to successive Fundamental Transactions and shall be applied without regard to any limitations on the conversion or redemption of this Note.

(b) Redemption Right. No sooner than fifteen (15) days nor later than ten (10) days prior to the consummation of a Change of Control, but not prior to the public announcement of such Change of Control, the Company shall deliver written notice thereof via facsimile and overnight courier to the Holder (a "**Change of Control Notice**"). At any time during the period beginning on the date of the Holder's receipt of a Change of Control Notice and ending twenty (20) Trading Days after the consummation of such Change of Control, the Holder may require the Company to redeem all or any portion of this Note by delivering written notice thereof ("**Change of Control Redemption Notice**") to the Company, which Change of Control Redemption Notice shall indicate the Conversion Amount the Holder is electing to redeem. The portion of this Note subject to redemption pursuant to this Section 5 shall be redeemed by the Company in cash at a price equal to the greater of (i) the product of (x) the Conversion Amount being redeemed and (y) the quotient determined by dividing (A) the greater of the Closing Sale Price of the Common Stock immediately prior to the consummation of the Change of Control, the Closing Sale Price immediately following the public announcement of such proposed Change of Control and the Closing Sale Price of the Common Stock immediately prior to the public announcement of such proposed Change of Control by (B) the Conversion Price and (ii) the

125% of the Conversion Amount being redeemed (the "**Change of Control Redemption Price**"). Redemptions required by this Section 5 shall be made in accordance with the provisions of Section 12 and shall have priority to payments to stockholders in connection with a Change of Control. To the extent redemptions required by this Section 5(b) are deemed or determined by a court of competent jurisdiction to be prepayments of the Note by the Company, such redemptions shall be deemed to be voluntary prepayments. Notwithstanding anything to the contrary in this Section 5, but subject to Section 3(d), until the Change of Control Redemption Price (together with any interest thereon) is paid in full, the Conversion Amount submitted for redemption under this Section 5(c) may be converted, in whole or in part, by the Holder into shares of Common Stock, or in the event the Conversion Date is after the consummation of the Change of Control, shares of publicly traded common stock (or their equivalent) of the Successor Entity pursuant to Section 3. The parties hereto agree that in the event of the Company's redemption of any portion of the Note under this Section 5(b), the Holder's damages would be uncertain and difficult to estimate because of the parties' inability to predict future interest rates and the uncertainty of the availability of a suitable substitute investment opportunity for the Holder. Accordingly, any redemption premium due under this Section 5(b) is intended by the parties to be, and shall be deemed, a reasonable estimate of the Holder's actual loss of its investment opportunity and not as a penalty.

(6)   RIGHTS UPON ISSUANCE OF PURCHASE RIGHTS AND OTHER CORPORATE EVENTS.

(a)   Purchase Rights. If at any time the Company grants, issues or sells any Options, Convertible Securities or rights to purchase stock, warrants, securities or other property pro rata to the record holders of any class of Common Stock (the "**Purchase Rights**"), then the Holder will be entitled to acquire, upon the terms applicable to such Purchase Rights, the aggregate Purchase Rights which the Holder could have acquired if the Holder had held the number of shares of Common Stock acquirable upon complete conversion of this Note (without taking into account any limitations or restrictions on the convertibility of this Note) immediately before the date on which a record is taken for the grant, issuance or sale of such Purchase Rights, or, if no such record is taken, the date as of which the record holders of Common Stock are to be determined for the grant, issue or sale of such Purchase Rights.

(b)   Other Corporate Events. In addition to and not in substitution for any other rights hereunder, prior to the consummation of any Fundamental Transaction pursuant to which holders of shares of Common Stock are entitled to receive securities or other assets with respect to or in exchange for shares of Common Stock (a "**Corporate Event**"), the Company shall make appropriate provision to insure that the Holder will thereafter have the right to receive upon a conversion of this Note, at the Holder's option, (i) in addition to the shares of Common Stock receivable upon such conversion, such securities or other assets to which the Holder would have been entitled with respect to such shares of Common Stock had such shares of Common Stock been held by the Holder upon the consummation of such Corporate Event (without taking into account any limitations or restrictions on the convertibility of this Note) or (ii) in lieu of the shares of Common Stock otherwise receivable upon such conversion, such securities or other assets received by the holders of shares of Common Stock in connection with the consummation of such Corporate Event in such amounts as the Holder would have been entitled to receive had this Note initially been issued with conversion rights for the form of such consideration (as opposed to shares of Common Stock) at a conversion rate for such consideration commensurate with the Conversion Rate. Provision made pursuant to the preceding sentence shall be in a form and substance satisfactory to the Required Holders. The provisions of this Section shall apply similarly and equally to successive Corporate Events and shall be applied without regard to any limitations on the conversion or redemption of this Note.

(7)   RIGHTS UPON ISSUANCE OF OTHER SECURITIES.

(a)   Adjustment of Conversion Price upon Issuance of Common Stock. If and whenever on or after the Issuance Date, the Company issues or sells, or in accordance with this Section 7(a) is deemed to have issued or sold, any shares of Common Stock (including the issuance or sale of shares of Common Stock owned or held by or for the account of the Company, but excluding shares of Common Stock deemed to have been issued or sold by the Company in connection with any Excluded Security) for a consideration per share (the "**New Issuance Price**") less than a price (the "**Applicable Price**") equal to the Conversion Price in effect immediately prior to such issue or sale (the foregoing a "**Dilutive Issuance**"), then immediately after such Dilutive Issuance, the Conversion Price then in effect shall be reduced to an amount equal to the New Issuance Price. For purposes of determining the adjusted Conversion Price under this Section 7(a), the following shall be applicable:

(i)   Issuance of Options. If the Company in any manner grants or sells any Options and the lowest price per share for which one share of Common Stock is issuable upon the exercise of any such Option or upon conversion or exchange or exercise of any Convertible Securities issuable upon exercise of such Option is less than the Applicable Price, then each such share of Common Stock underlying such Option shall be deemed to be outstanding and to have been issued and sold by the Company at the time of the granting or sale of such Option for such price per share. For purposes of this Section 7(a)(i), the "lowest price per share for which one share of Common Stock is issuable upon the exercise of any such Option or upon conversion or exchange or exercise of any Convertible Securities issuable upon exercise of such Option" shall be equal to the sum of the lowest amounts of consideration (if any) received or receivable by the Company with respect to any one share of Common Stock upon granting or sale of the Option, upon exercise of the Option and upon conversion or exchange or exercise of any Convertible Security issuable upon exercise of such Option. No further adjustment of the Conversion Price shall be made upon the actual issuance of such share of Common Stock or of such Convertible Securities upon the exercise of such Options or upon the actual issuance of such Common Stock upon conversion or exchange or exercise of such Convertible Securities.

(ii)   Issuance of Convertible Securities. If the Company in any manner issues or sells any Convertible Securities and the lowest price per share for which one share of Common Stock is issuable upon such conversion or exchange or exercise thereof is less than the Applicable Price, then each such share of Common Stock underlying such Convertible Securities shall be deemed to be outstanding and to have been issued and sold by the Company at the time of the issuance or sale of such Convertible Securities for such price per share. For the purposes of this Section 7(a)(ii), the "lowest price per share for which one share of Common Stock is issuable upon such conversion or exchange or exercise" shall be equal to the sum of the lowest amounts of consideration (if any) received or receivable by the Company with respect to any one share of Common Stock upon the issuance or sale of the Convertible Security and upon the conversion or exchange or exercise of such Convertible Security. No further adjustment of the Conversion Price shall be made upon the actual issuance of such share of Common Stock upon conversion or exchange or exercise of such Convertible Securities, and if any such issue or sale of such Convertible Securities is made upon exercise of any Options for which adjustment of the Conversion Price had been or are to be made pursuant to other provisions of this Section 7(a), no further adjustment of the Conversion Price shall be made by reason of such issue or sale.

(iii)   Change in Option Price or Rate of Conversion. If the purchase price provided for in any Options, the additional consideration, if any, payable upon the issue, conversion, exchange or exercise of any Convertible Securities, or the rate at which any Convertible Securities are convertible into or exchangeable or exercisable for Common Stock changes at any time, the Conversion Price in effect at the time of such change shall be adjusted to the Conversion Price which would have been in effect at such time had such Options or Convertible Securities provided for such changed purchase price, additional consideration or changed conversion rate, as the case may be, at the time initially granted, issued or sold. For purposes of this Section 7(a)(iii), if the terms of any Option or Convertible Security that was outstanding as of the Subscription Date are changed in the manner described in the immediately preceding sentence, then such Option or Convertible Security and the Common Stock deemed issuable upon exercise, conversion or exchange thereof shall be deemed to have been issued as of the date of such change. No adjustment shall be made if such adjustment would result in an increase of the Conversion Price then in effect.

(iv)   Calculation of Consideration Received. In case any Option is issued in connection with the issue or sale of other securities of the Company, together comprising one integrated transaction, (x) the Options will be deemed to have been issued for a value determined by use of the Black Scholes Option Pricing Model (the "**Option Value**") and (y) the other securities issued or sold in such integrated transaction shall be deemed to have been issued for the difference of (I) the aggregate consideration received by the Company, less (II) the Option Value. If any Common Stock, Options or Convertible Securities are issued or sold or deemed to have been issued or sold for cash, the consideration received therefor will be deemed to be the net amount received by the Company therefor. If any Common Stock, Options or Convertible Securities are issued or sold for a consideration other than cash, the amount of the consideration other than cash received by the Company will be the fair value of such consideration, except where such consideration consists of securities, in which case the amount of consideration received by the Company will be the Closing Sale Price of such securities on the date of receipt. If any Common Stock, Options or Convertible Securities are issued to the stockholders of the non-surviving entity in connection with any merger in which the Company is the surviving entity, the amount of consideration therefor will be deemed to be the fair value of such portion of the net assets and business of the non-surviving entity as is attributable to such Common Stock, Options or Convertible Securities, as the case may be. The fair value of any consideration other than cash or securities will be determined jointly by the Company and the Required Holders. If such parties are unable to reach agreement within ten (10) days after the occurrence of an event requiring valuation (the "**Valuation Event**"), the fair value of such consideration will be determined, at the Company's expense, within five (5) Business Days after the tenth (10th) day following the Valuation Event by an independent, reputable appraiser jointly selected by the Company and the Required Holders. The determination of such appraiser shall be deemed binding upon all parties absent manifest error.

(v)   Record Date. If the Company takes a record of the holders of Common Stock for the purpose of entitling them (A) to receive a dividend or other distribution payable in Common Stock, Options or in Convertible Securities or (B) to subscribe for or purchase Common Stock, Options or Convertible Securities, then such record date will be deemed to be the date of the issue or sale of the Common Stock deemed to have been issued or sold upon the declaration of such dividend or the making of such other distribution or the date of the granting of such right of subscription or purchase, as the case may be.

(b)   Adjustment of Conversion Price upon Subdivision or Combination of Common Stock. If the Company at any time on or after the Subscription Date subdivides (by any stock split, stock dividend, recapitalization or otherwise) one or more classes of its outstanding shares of Common Stock into a greater number of shares, the Conversion Price in effect immediately prior to such subdivision will be proportionately reduced. If the Company at any time on or after the Subscription Date combines (by combination, reverse stock split or otherwise) one or more classes of its outstanding shares of Common Stock into a smaller number of shares, the Conversion Price in effect immediately prior to such combination will be proportionately increased.

(c)   Other Events. If any event occurs of the type contemplated by the provisions of this Section 7 but not expressly provided for by such provisions (including, without limitation, the granting of stock appreciation rights, phantom stock rights or other rights with equity features), then the Company's Board of Directors will make an appropriate adjustment in the Conversion Price so as to protect the rights of the Holder under this Note; provided that no such adjustment will increase the Conversion Price as otherwise determined pursuant to this Section 7.

(d)   De Minimis Adjustments. No adjustment in the Conversion Price shall be required unless such adjustment would require an increase or decrease of at least $0.01 in such price; provided, however, that any adjustment which by reason of this Section 7(d) is not required to be made shall be carried forward and taken into account in any subsequent adjustments under this Section 7. All calculations under this Section 7 shall be made by the Company in good faith and shall be made to the nearest cent or to the nearest one hundredth of a share, as applicable. No adjustment need be made for a change in the par value or no par value of the Company's Common Stock.

(e)   Voluntary Adjustment By Company. The Company may at any time during the term of this Note reduce the then current Conversion Price to any amount and for any period of time deemed appropriate by the Board of Directors of the Company.

(8)   Reserved.

(9)   SECURITY. This Note is secured to the extent and in the manner set forth in the Security Agreement dated as of even date herewith.

(10)   NONCIRCUMVENTION. The Company hereby covenants and agrees that the Company will not, by amendment of its Certificate of Incorporation, Bylaws or through any reorganization, transfer of assets, consolidation, merger, scheme of arrangement, dissolution, issue or sale of securities, or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Note, and will at all times in good faith carry out all of the provisions of this Note and take all action as may be required to protect the rights of the Holder of this Note.

(11)   RESERVATION OF AUTHORIZED SHARES.

(a)   Reservation. The Company shall initially reserve out of its authorized and unissued Common Stock a number of shares of Common Stock for each of the Notes equal to 130% of the Conversion Rate with respect to the Conversion Amount of each such Note as of the Issuance Date. So long as any of the Notes are outstanding, the Company shall take all action necessary to reserve and keep available out of its authorized and unissued Common Stock, solely for the purpose of effecting the conversion of the Notes, 130% of the number of shares of Common Stock as shall from time to time be necessary to effect the conversion of all of the Notes then outstanding; provided that at no time shall the number of shares of Common Stock so reserved be less than the number of shares required to be reserved by the previous sentence (without regard to any limitations on conversions) (the "**Required Reserve Amount**"). The initial number of shares of Common Stock reserved for conversions of the Notes and each increase in the number of shares so reserved shall be allocated pro rata among the holders of the Notes based on the principal amount of the Notes held by each holder at the Closing (as defined in the Securities Purchase Agreement) or increase in the number of reserved shares, as the case may be (the "**Authorized Share Allocation**"). In the event that a holder shall sell or otherwise transfer any of such holder's Notes, each transferee shall be allocated a pro rata portion of such holder's Authorized Share Allocation. Any shares of Common Stock reserved and allocated to any Person which ceases to hold any Notes shall be allocated to the remaining holders of Notes, pro rata based on the principal amount of the Notes then held by such holders.

(b)   Insufficient Authorized Shares. If at any time while any of the Notes remain outstanding the Company does not have a sufficient number of authorized and unreserved shares of Common Stock to satisfy its obligation to reserve for issuance upon conversion of the Notes at least a number of shares of Common Stock equal to the Required Reserve Amount (an "**Authorized Share Failure**"), then the Company shall immediately take all action necessary to increase the Company's authorized shares of Common Stock to an amount sufficient to allow the Company to reserve the Required Reserve Amount for the Notes then outstanding. Without limiting the generality of the foregoing sentence, as soon as practicable after the date of the occurrence of an Authorized Share Failure, but in no event later than sixty (60) days after the occurrence of such Authorized Share Failure, the Company shall hold a meeting of its stockholders for the approval of an increase in the number of authorized shares of

Common Stock. In connection with such meeting, the Company shall provide each stockholder with a proxy statement and shall use its best efforts to solicit its stockholders' approval of such increase in authorized shares of Common Stock and to cause its board of directors to recommend to the stockholders that they approve such proposal.

(12) HOLDER'S REDEMPTIONS. The Company shall deliver the applicable Event of Default Redemption Price to the Holder within five (5) Business Days after the Company's receipt of the Holder's Event of Default Redemption Notice. If the Holder has submitted a Change of Control Redemption Notice in accordance with Section 5(b), the Company shall deliver the applicable Change of Control Redemption Price to the Holder concurrently with the consummation of such Change of Control if such notice is received prior to the consummation of such Change of Control and within five (5) Business Days after the Company's receipt of such notice otherwise. The Company shall deliver the Holder Optional Redemption Price to the Holder within five (5) Business Days after the Company's receipt of the Holder Redemption Notice. In the event of a redemption of less than all of such Conversion Amount of this Note, the Company shall promptly cause to be issued and delivered to the Holder a new Note (in accordance with Section 18(d)) representing the outstanding Principal which has not been redeemed. In the event that the Company does not pay the applicable Redemption Price to the Holder within the time period required, at any time thereafter and until the Company pays such unpaid Redemption Price in full, the Holder shall have the option, in lieu of redemption, to require the Company to promptly return to the Holder all or any portion of this Note representing such Conversion Amount that was submitted for redemption and for which the applicable Redemption Price (together with any Late Charges thereon) has not been paid. Upon the Company's receipt of such notice, (x) the Redemption Notice shall be null and void with respect to such Conversion Amount, (y) the Company shall immediately return this Note, or issue a new Note (in accordance with Section 18(d)) to the Holder representing such Conversion Amount and (z) the Conversion Price of this Note or such new Notes shall be adjusted to the lesser of (A) the Conversion Price as in effect on the date on which the applicable Redemption Notice is voided and (B) the lowest Closing Bid Price of the Common Stock during the period beginning on and including the date on which the applicable Redemption Notice is delivered to the Company and ending on and including the date on which the applicable Redemption Notice is voided. The Holder's delivery of a notice voiding a Redemption Notice and exercise of its rights following such notice shall not affect the Company's obligations to make any payments of Late Charges which have accrued prior to the date of such notice with respect to the Conversion Amount subject to such notice.

(13) VOTING RIGHTS. The Holder shall have no voting rights as the holder of this Note, except as required by law, including, but not limited to, the Delaware General Corporation Law of the State of Delaware and as expressly provided in this Note.

(14) COVENANTS.

(a) Rank. All payments due under this Note shall rank senior to all other Indebtedness of the Company and its Subsidiaries, other than Permitted Indebtedness secured by Permitted Liens.

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(b)   Incurrence of Indebtedness. So long as this Note is outstanding, the Company shall not, and the Company shall not permit any of its Subsidiaries to, directly or indirectly, incur or guarantee, assume or suffer to exist any Indebtedness, other than (i) the Indebtedness evidenced by this Note and (ii) Permitted Indebtedness.

(c)   Right of First Refusal to Participate in any Future Financings. So long as this Note is outstanding, the Company shall first offer to the Holder the right to participate in 100% of any subsequent financing through its sale and issuance of equity, debt or any combination thereof. The Company shall deliver a term sheet describing the material terms of any such transaction to the Holder at least 10 days prior to the proposed closing of such transaction and the Holder shall have 5 days to indicate to the Company how much, if any, of such subsequent financing Holder intends to purchase. If the terms of such subsequent financing are changed materially after the Holder determines not to participate in any such subsequent financing, then the Holder shall be notified of any such change at least 10 days prior to the proposed closing of such modified transaction and shall have 5 days to indicate to the Company its willingness to participate and to what extent. This right shall not be extinguished if the Company subsequently raises additional funds if the Holder either does or does not participate in any previous transaction to which it was entitled to pursuant to its right of participation herein.

(d)   Existence of Liens. So long as this Note is outstanding, the Company shall not, and the Company shall not permit any of its Subsidiaries to, directly or indirectly, allow or suffer to exist any mortgage, lien, pledge, charge, security interest or other encumbrance upon or in any property or assets (including accounts and contract rights) owned by the Company or any of its Subsidiaries (collectively, "**Liens**") other than Permitted Liens.

(e)   Restricted Payments. The Company shall not, and the Company shall not permit any of its Subsidiaries to, directly or indirectly, redeem, defease, repurchase, repay or make any payments in respect of, by the payment of cash or cash equivalents (in whole or in part, whether by way of open market purchases, tender offers, private transactions or otherwise), all or any portion of any Indebtedness (other than this Note and the Other Notes), whether by way of payment in respect of principal of (or premium, if any) or interest on such Indebtedness, if at the time such payment is due or is otherwise made or, after giving effect to such payment, an event constituting, or that with the passage of time and without being cured would constitute, an Event of Default has occurred and is continuing; provided that notwithstanding the foregoing, no principal (or any portion thereof) of any Subordinated Indebtedness may be paid (whether upon maturity, redemption, acceleration or otherwise) so long as this Note is outstanding.

(f)   Restriction on Redemption and Cash Dividends. Until all of the Notes have been converted, redeemed or otherwise satisfied in accordance with their terms, the Company shall not, directly or indirectly, redeem, repurchase or declare or pay any cash dividend or distribution on its capital stock without the prior express written consent of the Required Holders.

(g)   Intellectual Property. So long as any Note is outstanding, the Company shall not, and shall not permit any Subsidiary to, directly or indirectly, (i) assign, transfer or otherwise encumber or allow any other Person to have any rights or license to any of the

Intellectual Property Rights (as defined in the Securities Purchase Agreement) of the Company or its Subsidiaries other than Permitted Indebtedness and Permitted Liens, (ii) grant any royalties and other Indebtedness with respect to any of the Intellectual Property Rights other than Permitted Indebtedness or (ii) take any action or inaction to impair the value of their Intellectual Property Rights.

(h)   Creation of New Subsidiaries. So long as the obligations of the Company under this Note are outstanding, if the Company shall create or acquire any Subsidiary, simultaneous with the creation or acquisition of such Subsidiary, the Company shall (i) promptly cause such Subsidiary to become a guarantor by executing a guaranty in favor of the Holder in form and substance reasonably acceptable to the Company, the Subsidiary and the Holder, (ii) promptly cause such Subsidiary to become a grantor under the Security Agreement by executing a joinder to the Security Agreement in form and substance reasonably acceptable to the Company, the Subsidiary and the Holder, (iii) promptly cause such Subsidiary to become a pledgor by the Company and such Subsidiary executing a pledge agreement in form and substance reasonably acceptable to the Company, the Subsidiary and the Holder, and (iv) promptly cause such Subsidiary to duly execute and/or deliver such opinions of counsel and other documents, in form and substance reasonable acceptable to the Holder, as the Holder shall reasonably request with respect thereto.

(i)   Transactions with Affiliates. The Company shall not, nor shall it permit any of its Subsidiaries to, enter into, renew, extend or be a party to, any transaction or series of related transactions (including, without limitation, the purchase, sale, lease, transfer or exchange of property or assets of any kind or the rendering of services of any kind) with any Affiliate, except (i) in the ordinary course of business in a manner and to an extent consistent with past practice and necessary or desirable for the prudent operation of its business, for fair consideration and on terms no less favorable to it or its Subsidiaries than would be obtainable in a comparable arm's length transaction with a Person that is not an Affiliate thereof.

(j)   Change in Nature of Business. The Company shall not make, or permit any of its Subsidiaries to make, any change in the nature of its business as described in the Company's most recent annual report filed on Form 10-K with the SEC. The Company shall not modify its corporate structure or purpose.

(k)   Preservation of Existence, Etc. The Company shall maintain and preserve, and cause each of its Subsidiaries to maintain and preserve, its existence, rights and privileges, and become or remain, and cause each of its Subsidiaries to become or remain, duly qualified and in good standing in each jurisdiction in which the character of the properties owned or leased by it or in which the transaction of its business makes such qualification necessary.

(l)   Maintenance of Properties, Etc. The Company shall maintain and preserve, and cause each of its Subsidiaries to maintain and preserve, all of its properties which are necessary or useful in the proper conduct of its business in good working order and condition, ordinary wear and tear excepted, and comply, and cause each of its Subsidiaries to comply, at all times with the provisions of all leases to which it is a party as lessee or under which it occupies property, so as to prevent any loss or forfeiture thereof or thereunder.

(m)   Maintenance of Insurance. The Company shall maintain, and cause each of its Subsidiaries to maintain, insurance with responsible and reputable insurance companies or associations (including, without limitation, comprehensive general liability, hazard, rent and business interruption insurance) with respect to its properties (including all real properties leased or owned by it) and business, in such amounts and covering such risks as is required by any governmental authority having jurisdiction with respect thereto or as is carried generally in accordance with sound business practice by companies in similar businesses similarly situated and in any event in amount, adequacy and scope reasonably satisfactory to the Holder.

(15)   PARTICIPATION. The Holder, as the holder of this Note, shall be entitled to receive such dividends paid and distributions made to the holders of Common Stock to the same extent as if the Holder had converted this Note into Common Stock (without regard to any limitations on conversion herein or elsewhere) and had held such shares of Common Stock on the record date for such dividends and distributions. Payments under the preceding sentence shall be made concurrently with the dividend or distribution to the holders of Common Stock.

(16)   VOTE TO ISSUE, OR CHANGE THE TERMS OF, NOTES. The affirmative vote at a meeting duly called for such purpose or the written consent without a meeting of the Required Holders shall be required for any change or amendment to this Note or the Other Notes. No consideration shall be offered or paid to any holder of Notes to amend or consent to a waiver or modification of the Notes unless the same consideration also is offered to all of the holders of Notes.

(17)   TRANSFER. This Note may be offered, sold, assigned or transferred by the Holder without the consent of the Company.

(18)   REISSUANCE OF THIS NOTE.

(a)   Transfer. If this Note is to be transferred, the Holder shall surrender this Note to the Company, whereupon the Company will forthwith issue and deliver upon the order of the Holder a new Note (in accordance with Section 18(d)), registered as the Holder may request, representing the outstanding Principal being transferred by the Holder and, if less then the entire outstanding Principal is being transferred, a new Note (in accordance with Section 18(d)) to the Holder representing the outstanding Principal not being transferred. The Holder and any assignee, by acceptance of this Note, acknowledge and agree that, by reason of the provisions of Section 3(c)(iii) and this Section 18(a) following conversion or redemption of any portion of this Note, the outstanding Principal represented by this Note may be less than the Principal stated on the face of this Note.

(b)   Lost, Stolen or Mutilated Note. Upon receipt by the Company of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of this Note, and, in the case of loss, theft or destruction, of any indemnification undertaking by the Holder to the Company in customary form and, in the case of mutilation, upon surrender and cancellation of this Note, the Company shall execute and deliver to the Holder a new Note (in accordance with Section 18(d)) representing the outstanding Principal.

(c)   Note Exchangeable for Different Denominations. This Note is exchangeable, upon the surrender hereof by the Holder at the principal office of the Company, for a new Note or Notes (in accordance with Section 18(d) and in principal amounts of at least $100,000) representing in the aggregate the outstanding Principal of this Note, and each such new Note will represent such portion of such outstanding Principal as is designated by the Holder at the time of such surrender.

(d)   Issuance of New Notes. Whenever the Company is required to issue a new Note pursuant to the terms of this Note, such new Note (i) shall be of like tenor with this Note, (ii) shall represent, as indicated on the face of such new Note, the Principal remaining outstanding (or in the case of a new Note being issued pursuant to Section 18(a) or Section 18(c), the Principal designated by the Holder which, when added to the principal represented by the other new Notes issued in connection with such issuance, does not exceed the Principal remaining outstanding under this Note immediately prior to such issuance of new Notes), (iii) shall have an issuance date, as indicated on the face of such new Note, which is the same as the Issuance Date of this Note, (iv) shall have the same rights and conditions as this Note, and (v) shall represent accrued and unpaid Interest and Late Charges on the Principal and Interest of this Note, if any, from the Issuance Date.

(19)   REMEDIES, CHARACTERIZATIONS, OTHER OBLIGATIONS, BREACHES AND INJUNCTIVE RELIEF. The remedies provided in this Note shall be cumulative and in addition to all other remedies available under this Note and any of the other Transaction Documents at law or in equity (including a decree of specific performance and/or other injunctive relief), and nothing herein shall limit the Holder's right to pursue actual and consequential damages for any failure by the Company to comply with the terms of this Note. Amounts set forth or provided for herein with respect to payments, conversion and the like (and the computation thereof) shall be the amounts to be received by the Holder and shall not, except as expressly provided herein, be subject to any other obligation of the Company (or the performance thereof). The Company acknowledges that a breach by it of its obligations hereunder will cause irreparable harm to the Holder and that the remedy at law for any such breach may be inadequate. The Company therefore agrees that, in the event of any such breach or threatened breach, the Holder shall be entitled, in addition to all other available remedies, to an injunction restraining any breach, without the necessity of showing economic loss and without any bond or other security being required.

(20)   PAYMENT OF COLLECTION, ENFORCEMENT AND OTHER COSTS. If (a) this Note is placed in the hands of an attorney for collection or enforcement or is collected or enforced through any legal proceeding or the Holder otherwise takes action to collect amounts due under this Note or to enforce the provisions of this Note or (b) there occurs any bankruptcy, reorganization, receivership of the Company or other proceedings affecting Company creditors' rights and involving a claim under this Note, then the Company shall pay the costs incurred by the Holder for such collection, enforcement or action or in connection with such bankruptcy, reorganization, receivership or other proceeding, including, but not limited to, financial advisory fees and attorneys' fees and disbursements.

(21)   CONSTRUCTION; HEADINGS. This Note shall be deemed to be jointly drafted by the Company and all the Purchasers and shall not be construed against any person as

the drafter hereof. The headings of this Note are for convenience of reference and shall not form part of, or affect the interpretation of, this Note.

(22) <u>FAILURE OR INDULGENCE NOT WAIVER</u>. No failure or delay on the part of the Holder in the exercise of any power, right or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such power, right or privilege preclude other or further exercise thereof or of any other right, power or privilege.

(23) <u>DISPUTE RESOLUTION</u>. In the case of a dispute as to the determination of the Closing Bid Price, the Closing Sale Price or the Weighted Average Price or the arithmetic calculation of the Conversion Rate or any Redemption Price, the Company shall submit the disputed determinations or arithmetic calculations via facsimile within one (1) Business Day of receipt, or deemed receipt, of the Conversion Notice or Redemption Notice or other event giving rise to such dispute, as the case may be, to the Holder. If the Holder and the Company are unable to agree upon such determination or calculation within one (1) Business Day of such disputed determination or arithmetic calculation being submitted to the Holder, then the Company shall, within one (1) Business Day submit via facsimile (a) the disputed determination of the Closing Bid Price, the Closing Sale Price or the Weighted Average Price to an independent, reputable investment bank selected by the Company and approved by the Holder or (b) the disputed arithmetic calculation of the Conversion Rate or any Redemption Price to the Company's independent, outside accountant. The Company, at the Company's expense, shall cause the investment bank or the accountant, as the case may be, to perform the determinations or calculations and notify the Company and the Holder of the results no later than five (5) Business Days from the time it receives the disputed determinations or calculations. Such investment bank's or accountant's determination or calculation, as the case may be, shall be binding upon all parties absent demonstrable error.

(24) <u>NOTICES; PAYMENTS</u>.

(a) <u>Notices</u>. Whenever notice is required to be given under this Note, unless otherwise provided herein, such notice shall be given in accordance with Section 9(f) of the Securities Purchase Agreement. The Company shall provide the Holder with prompt written notice of all actions taken pursuant to this Note, including in reasonable detail a description of such action and the reason therefore. Without limiting the generality of the foregoing, the Company will give written notice to the Holder (i) immediately upon any adjustment of the Conversion Price, setting forth in reasonable detail, and certifying, the calculation of such adjustment and (ii) at least twenty (20) days prior to the date on which the Company closes its books or takes a record (A) with respect to any dividend or distribution upon the Common Stock, (B) with respect to any pro rata subscription offer to holders of Common Stock or (C) for determining rights to vote with respect to any Fundamental Transaction, dissolution or liquidation, provided in each case that such information shall be made known to the public prior to or in conjunction with such notice being provided to the Holder.

(b) <u>Payments</u>. Whenever any payment of cash is to be made by the Company to any Person pursuant to this Note, such payment shall be made in lawful money of the United States of America by a check drawn on the account of the Company and sent via overnight courier service to such Person at such address as previously provided to the Company in writing (which address, in the case of each of the Purchasers, shall initially be as set forth on the Schedule of Buyers attached to the Securities Purchase Agreement); provided that the Holder may elect to receive a payment of cash via wire transfer of immediately available funds by providing the Company with prior written notice setting out such request and the Holder's wire transfer instructions. Whenever any amount expressed to be due by the terms of this Note is due on any day which is not a Business Day, the same shall instead be due on the next succeeding day which is a Business Day and, in the case of any Interest Date which is not the date on which this Note is paid in full, the extension of the due date thereof shall not be taken into account for purposes of determining the amount of Interest due on such date. Any amount of Principal or other amounts due under the Transaction Documents which is not paid when due shall result in a late charge being incurred and payable by the Company in an amount equal to interest on such amount at the rate of twenty-seven and one-half (27.5%) per annum from the date such amount was due until the same is paid in full ("**Late Charge**").

(25) <u>CANCELLATION</u>. After all Principal, accrued Interest and other amounts at any time owed on this Note have been paid in full, this Note shall automatically be deemed canceled, shall be surrendered to the Company for cancellation and shall not be reissued.

(26) <u>WAIVER OF NOTICE</u>. To the extent permitted by law, the Company hereby waives demand, notice, protest and all other demands and notices in connection with the delivery, acceptance, performance, default or enforcement of this Note and the Securities Purchase Agreement.

(27) <u>GOVERNING LAW; JURISDICTION; JURY TRIAL</u>. This Note shall be construed and enforced in accordance with, and all questions concerning the construction, validity, interpretation and performance of this Note shall be governed by, the internal laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of New York. The Company hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in The City of New York, Borough of Manhattan, for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. The Company hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address it set forth on the signature page hereto and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. Nothing contained herein shall be deemed or operate to preclude the Holder from bringing suit or taking other legal action against the Company in any other jurisdiction to collect on the Company's obligations to the Holder, to realize on any collateral or any other security for such obligations, or to enforce a judgment or other court ruling in favor of the Holder. **THE COMPANY HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION WITH OR**

ARISING OUT OF THIS NOTE OR ANY TRANSACTION CONTEMPLATED HEREBY.

(28)   SEVERABILITY. If any provision of this Note is prohibited by law or otherwise determined to be invalid or unenforceable by a court of competent jurisdiction, the provision that would otherwise be prohibited, invalid or unenforceable shall be deemed amended to apply to the broadest extent that it would be valid and enforceable, and the invalidity or unenforceability of such provision shall not affect the validity of the remaining provisions of this Note so long as this Note as so modified continues to express, without material change, the original intentions of the parties as to the subject matter hereof and the prohibited nature, invalidity or unenforceability of the provision(s) in question does not substantially impair the respective expectations or reciprocal obligations of the parties or the practical realization of the benefits that would otherwise be conferred upon the parties. The parties will endeavor in good faith negotiations to replace the prohibited, invalid or unenforceable provision(s) with a valid provision(s), the effect of which comes as close as possible to that of the prohibited, invalid or unenforceable provision(s).

(29)   CERTAIN DEFINITIONS. For purposes of this Note, the following terms shall have the following meanings:

(a)   **"Approved Stock Plan"** means any employee benefit plan which has been approved by the Board of Directors of the Company, pursuant to which the Company's securities may be issued to any employee, officer or director for services provided to the Company.

(b)   **"Bloomberg"** means Bloomberg Financial Markets.

(c)   **"Business Day"** means any day other than Saturday, Sunday or other day on which commercial banks in The City of New York are authorized or required by law to remain closed.

(d)   **"Calendar Quarter"** means each of: the period beginning on and including January 1 and ending on and including March 31; the period beginning on and including April 1 and ending on and including June 30; the period beginning on and including July 1 and ending on and including September 30; and the period beginning on and including October 1 and ending on and including December 31.

(e)   **"Change of Control"** means any Fundamental Transaction other than (i) any reorganization, recapitalization or reclassification of the Common Stock in which holders of the Company's voting power immediately prior to such reorganization, recapitalization or reclassification continue after such reorganization, recapitalization or reclassification to hold publicly traded securities and, directly or indirectly, the voting power of the surviving entity or entities necessary to elect a majority of the members of the board of directors (or their equivalent if other than a corporation) of such entity or entities, or (ii) pursuant to a migratory merger effected solely for the purpose of changing the jurisdiction of incorporation of the Company.

(f) **"Closing Bid Price"** and **"Closing Sale Price"** means, for any security as of any date, the last closing bid price and last closing trade price, respectively, for such security on the Principal Market, as reported by Bloomberg, or, if the Principal Market begins to operate on an extended hours basis and does not designate the closing bid price or the closing trade price, as the case may be, then the last bid price or last trade price, respectively, of such security prior to 4:00:00 p.m., New York Time, as reported by Bloomberg, or, if the Principal Market is not the principal securities exchange or trading market for such security, the last closing bid price or last trade price, respectively, of such security on the principal securities exchange or trading market where such security is listed or traded as reported by Bloomberg, or if the foregoing do not apply, the last closing bid price or last trade price, respectively, of such security in the over-the-counter market on the electronic bulletin board for such security as reported by Bloomberg, or, if no closing bid price or last trade price, respectively, is reported for such security by Bloomberg, the average of the bid prices, or the ask prices, respectively, of any market makers for such security as reported in the "pink sheets" by Pink Sheets LLC (formerly the National Quotation Bureau, Inc.). If the Closing Bid Price or the Closing Sale Price cannot be calculated for a security on a particular date on any of the foregoing bases, the Closing Bid Price or the Closing Sale Price, as the case may be, of such security on such date shall be the fair market value as mutually determined by the Company and the Holder. If the Company and the Holder are unable to agree upon the fair market value of such security, then such dispute shall be resolved pursuant to Section 23. All such determinations to be appropriately adjusted for any stock dividend, stock split, stock combination or other similar transaction during the applicable calculation period.

(g) **"Closing Date"** shall have the meaning set forth in the Securities Purchase Agreement, which date is the date the Company initially issued Notes pursuant to the terms of the Securities Purchase Agreement.

(h) **"Common Stock Deemed Outstanding"** means, at any given time, the number of shares of Common Stock outstanding at such time, plus the number of shares of Common Stock deemed to be outstanding pursuant to Sections 7(a)(i) and 7(a)(ii) hereof regardless of whether the Options or Convertible Securities are actually exercisable at such time, but excluding any Common Stock owned or held by or for the account of the Company or issuable upon conversion or exercise, as applicable, of the Notes and the Warrants.

(i) **"Contingent Obligation"** means, as to any Person, any direct or indirect liability, contingent or otherwise, of that Person with respect to any indebtedness, lease, dividend or other obligation of another Person if the primary purpose or intent of the Person incurring such liability, or the primary effect thereof, is to provide assurance to the obligee of such liability that such liability will be paid or discharged, or that any agreements relating thereto will be complied with, or that the holders of such liability will be protected (in whole or in part) against loss with respect thereto.

(j) **"Convertible Securities"** means any stock or securities (other than Options) directly or indirectly convertible into or exercisable or exchangeable for Common Stock.

(k) **"Eligible Market"** means the Principal Market, The New York Stock Exchange, Inc., The NASDAQ Global Market, The NASDAQ Global Select Market, The Nasdaq Capital Market or the OTC Bulletin Board.

(l) **"Excluded Securities"** means any Common Stock issued or issuable: (i) in connection with any Approved Stock Plan to the extent such Common Stock would not result in a Dilutive Issuance; (ii) upon conversion of the Notes or the exercise of the Warrants; (iii) pursuant to a bona fide firm commitment underwritten public offering which generates gross proceeds to the Company in excess of $10,000,000 (other than an "at-the-market offering" as defined in Rule 415(a)(4) under the 1933 Act and "equity lines"); (iv) upon conversion, exercise or exchange of any Options or Convertible Securities which are outstanding on the day immediately preceding the Subscription Date, provided that the terms of such Options or Convertible Securities are not amended, modified or changed on or after the Subscription Date; and (v) in connection with mergers, acquisitions, strategic business partnerships or joint ventures, in each case with non-affiliated third parties and otherwise on an arm's-length basis, the primary purpose of which, in the reasonable judgment of the Company's Board of Directors, is not to raise additional capital.

(m) **"Fiscal Quarter"** means each of the fiscal quarters adopted by the Company for financial reporting purposes that correspond to the Company's fiscal year as of the date hereof that ends on December 31.

(n) **"Fundamental Transaction"** means that the Company shall, directly or indirectly, in one or more related transactions, (i) consolidate or merge with or into (whether or not the Company is the surviving corporation) another Person or Persons, if the holders of the Voting Stock (not including any shares of Voting Stock held by the Person or Persons making or party to, or associated or affiliated with the Persons making or party to, such consolidation or merger) immediately prior to such consolidation or merger shall hold or have the right to direct the voting of less than 50% of the Voting Stock or such voting securities of such other surviving Person immediately following such transaction, or (ii) sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of the Company to another Person, or (iii) allow another Person to make a purchase, tender or exchange offer that is accepted by the holders of more than the 50% of the outstanding shares of Voting Stock (not including any shares of Voting Stock held by the Person or Persons making or party to, or associated or affiliated with the Persons making or party to, such purchase, tender or exchange offer), or (iv) consummate a stock purchase agreement or other business combination (including, without limitation, a reorganization, recapitalization, spin-off or scheme of arrangement) with another Person whereby such other Person acquires more than the 50% of the outstanding shares of Voting Stock (not including any shares of Voting Stock held by the other Person or other Persons making or party to, or associated or affiliated with the other Persons making or party to, such stock purchase agreement or other business combination), (v) reorganize, recapitalize or reclassify its Common Stock or (vi) any "person" or "group" (as these terms are used for purposes of Sections 13(d) and 14(d) of the Exchange Act) is or shall become the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of 50% of the aggregate ordinary voting power represented by issued and outstanding Common Stock.

(o)   "**GAAP**" means United States generally accepted accounting principles, consistently applied.

(p)   "**Holder Pro Rata Amount**" means a fraction (i) the numerator of which is the Principal amount of this Note on the Closing Date and (ii) the denominator of which is the aggregate principal amount of all Notes issued to the initial purchasers pursuant to the Securities Purchase Agreement on the Closing Date.

(q)   "**Indebtedness**" of any Person means, without duplication (i) all indebtedness for borrowed money, (ii) all obligations issued, undertaken or assumed as the deferred purchase price of property or services, including (without limitation) "capital leases" in accordance with generally accepted accounting principles (other than trade payables entered into in the ordinary course of business), (iii) all reimbursement or payment obligations with respect to letters of credit, surety bonds and other similar instruments, (iv) all obligations evidenced by notes, bonds, debentures or similar instruments, including obligations so evidenced incurred in connection with the acquisition of property, assets or businesses, (v) all indebtedness created or arising under any conditional sale or other title retention agreement, or incurred as financing, in either case with respect to any property or assets acquired with the proceeds of such indebtedness (even though the rights and remedies of the seller or bank under such agreement in the event of default are limited to repossession or sale of such property), (vi) all monetary obligations under any leasing or similar arrangement which, in connection with generally accepted accounting principles, consistently applied for the periods covered thereby, is classified as a capital lease, (vii) all indebtedness referred to in clauses (i) through (vi) above secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any mortgage, lien, pledge, charge, security interest or other encumbrance upon or in any property or assets (including accounts and contract rights and intellectual property rights) owned by any Person, even though the Person which owns such assets or property has not assumed or become liable for the payment of such indebtedness, (viii) all royalties and related payment or prepayment or other obligations of the Company or any of its Subsidiaries relating to any Intellectual Property Rights of the Company or any of its Subsidiaries and (ix) all Contingent Obligations in respect of indebtedness or obligations of others of the kinds referred to in clauses (i) through (viii) above.

(r)   "**Interest Rate**" means seven and one-half percent (7.50%) per annum, subject to periodic adjustment pursuant to Section 2.

(s)   "**Options**" means any rights, warrants or options to subscribe for or purchase shares of Common Stock or Convertible Securities.

(t)   "**Parent Entity**" of a Person means an entity that, directly or indirectly, controls the applicable Person and whose common stock or equivalent equity security is quoted or listed on an Eligible Market, or, if there is more than one such Person or Parent Entity, the Person or Parent Entity with the largest public market capitalization as of the date of consummation of the Fundamental Transaction.

(u)   "**Permitted Indebtedness**" means (i) Permitted Line of Credit, (ii) Indebtedness incurred by the Company that is made expressly subordinate in right of payment to the Indebtedness evidenced by this Note, as reflected in a written agreement acceptable to the Holder and approved by the Holder in writing, and which Indebtedness does not provide at any time for (1) the payment, prepayment, repayment, repurchase or defeasance, directly or indirectly, of any principal or premium, if any, thereon until ninety-one (91) days after the Maturity Date or later and (2) total interest and fees at a rate in excess of seven and one-half percent (7.50%) per annum (collectively, the "**Subordinated Indebtedness**"), (iii) Indebtedness secured by Permitted Liens (other than the Existing Liens), (iv) Indebtedness evidenced by this Note and the Other Notes, and (v) extensions, refinancings and renewals of any items in clauses (i) through (iv) above, provided that the principal amount is not increased or the terms modified to impose more burdensome terms upon the Company or its Subsidiaries, as the case may be.

(v)   "**Permitted Liens**" means (i) any Lien for taxes not yet due or delinquent or being contested in good faith by appropriate proceedings for which adequate reserves have been established in accordance with GAAP, (ii) any statutory Lien arising in the ordinary course of business by operation of law with respect to a liability that is not yet due or delinquent, (iii) any Lien created by operation of law, such as materialmen's liens, mechanics' liens and other similar liens, arising in the ordinary course of business with respect to a liability that is not yet due or delinquent or that are being contested in good faith by appropriate proceedings, (iv) Liens (A) upon or in any equipment (as defined in the Security Agreement) acquired or held by the Company or any of its Subsidiaries to secure the purchase price of such equipment or indebtedness incurred solely for the purpose of financing the acquisition or lease of such equipment, or (B) existing on such equipment at the time of its acquisition, provided that the Lien is confined solely to the property so acquired and improvements thereon, and the proceeds of such equipment, (v) Liens incurred in connection with the extension, renewal or refinancing of the indebtedness secured by Liens of the type described in clauses (i) and (iv) above, provided that any extension, renewal or replacement Lien shall be limited to the property encumbered by the existing Lien and the principal amount of the Indebtedness being extended, renewed or refinanced does not increase, (vi) Liens securing the Company's obligations under the Notes; (vii) leases or subleases and licenses and sublicenses granted to others in the ordinary course of the Company's business, not interfering in any material respect with the business of the Company and its Subsidiaries taken as a whole, (viii) Liens in favor of customs and revenue authorities arising as a matter of law to secure payments of custom duties in connection with the importation of goods, and (ix) Liens arising from judgments, decrees or attachments in circumstances not constituting an Event of Default under Section 4(a)(ix), (x) Liens created in favor of certain financial institutions to secure the Company's obligations under its automated teller machine cash agreements.

(w)   "**Person**" means an individual, a limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization, any other entity and a government or any department or agency thereof.

(x)   "**Principal Market**" means the OTC Bulletin Board.

(y)   "**Redemption Notices**" means, collectively, the Event of Default Redemption Notices, the Change of Control Redemption Notices and the Holder Redemption Notice, each of the foregoing, individually, a Redemption Notice.

(z)   **"Redemption Premium"** means (i) in the case of the Events of Default described in Section 4(a)(i) - (vi) and (ix) - (xii), 125% or (ii) in the case of the Events of Default described in Section 4(a)(vii) - (viii), 100%.

(aa)   **"Redemption Prices"** means, collectively, the Event of Default Redemption Price, Change of Control Redemption Price and the Holder Optional Redemption Price, each of the foregoing, individually, a Redemption Price.

(bb)   **"Required Holders"** means the holders of Notes representing at least a majority of the aggregate principal amount of the Notes then outstanding.

(cc)   **"SEC"** means the United States Securities and Exchange Commission.

(dd)   **"Security Agreement"** means that certain security agreement dated even date herewith securing the obligations due pursuant to this Note.

(ee)   **"Successor Entity"** means the Person, which may be the Company, formed by, resulting from or surviving any Fundamental Transaction or the Person with which such Fundamental Transaction shall have been made, provided that if such Person is not a publicly traded entity whose common stock or equivalent equity security is quoted or listed for trading on an Eligible Market, Successor Entity shall mean such Person's Parent Entity.

(ff)   **"Trading Day"** means any day on which the shares of Common Stock are traded on the Principal Market, or, if the Principal Market is not the principal trading market for the shares of Common Stock, then on the principal securities exchange or securities market on which the shares of Common Stock are then traded; provided that "Trading Day" shall not include any day on which the shares of Common Stock are scheduled to trade on any such exchange or market for less than 4.5 hours or any day that the shares of Common Stock are suspended from trading during the final hour of trading on such exchange or market (or if such exchange or market does not designate in advance the closing time of trading on any such exchange or market, then during the hour ending at 4:00:00 p.m., New York Time).

(gg)   **"Voting Stock"** of a Person means capital stock of such Person of the class or classes pursuant to which the holders thereof have the general voting power to elect, or the general power to appoint, at least a majority of the board of directors, managers or trustees of such Person (irrespective of whether or not at the time capital stock of any other class or classes shall have or might have voting power by reason of the happening of any contingency).

(hh)   **"Warrants"** means the [_____] Warrants issued to the Buyer pursuant to the Warrant Agreement issued even date herewith.

(ii)   **"Weighted Average Price"** means, for any security as of any date, the dollar volume-weighted average price for such security on the Principal Market during the period beginning at 9:30:01 a.m., New York Time (or such other time as the Principal Market publicly announces is the official open of trading), and ending at 4:00:00 p.m., New York Time (or such other time as the Principal Market publicly announces is the official close of trading) as reported by Bloomberg through its "Volume at Price" functions, or, if the foregoing does not apply, the dollar volume-weighted average price of such security in the over-the-counter market on the electronic bulletin board for such security during the period beginning at 9:30:01 a.m., New York Time (or such other time as such market publicly announces is the official open of trading), and ending at 4:00:00 p.m., New York Time (or such other time as such market publicly announces is the official close of trading) as reported by Bloomberg, or, if no dollar volume-weighted average price is reported for such security by Bloomberg for such hours, the average of the highest closing bid price and the lowest closing ask price of any of the market makers for such security as reported in the "pink sheets" by Pink Sheets LLC (formerly the National Quotation Bureau, Inc.). If the Weighted Average Price cannot be calculated for such security on such particular date on any of the foregoing bases, the Weighted Average Price of such security on such date shall be the fair market value as mutually determined by the Company and the Required Holders. If the Company and the Required Holders are unable to agree upon the fair market value of such security, then such dispute shall be resolved pursuant to Section 22. All such determinations to be appropriately adjusted for any stock dividend, stock split, stock combination or other similar transaction during the applicable calculation period.

(30)   MAXIMUM PAYMENTS. Nothing contained herein shall be deemed to establish or require the payment of a rate of interest or other charges in excess of the maximum permitted by applicable law. In the event that the rate of interest required to be paid or other charges hereunder exceed the maximum permitted by such law, any payments in excess of such maximum shall be credited against amounts owed by the Company to the Holder and thus refunded to the Company.

(31)   DISCLOSURE. Upon receipt or delivery by the Company of any notice in accordance with the terms of this Note, unless the Company has in good faith determined that the matters relating to such notice do not constitute material, nonpublic information relating to the Company or its Subsidiaries, the Company shall within one (1) Business Day after any such receipt or delivery publicly disclose such material, nonpublic information on a Current Report on Form 8-K or otherwise. In the event that the Company believes that a notice contains material, nonpublic information, relating to the Company or its Subsidiaries, the Company shall indicate to the Holder contemporaneously with delivery of such notice, and in the absence of any such indication, the Holder shall be allowed to presume that all matters relating to such notice do not constitute material, nonpublic information relating to the Company or its Subsidiaries.

[Signature Page Follows]

IN WITNESS WHEREOF, the Company has caused this Note to be duly executed as of the Issuance Date set out above.

ETERNAL IMAGES, INC.



By: _____

Name:

Title:

Exhibit 10.5

PROMISSORY NOTE

Borrower: Eternal Image of 28800 Orchard Lake Road MI 48334

Lender: Donna Shatter

Principal Amount: $41,856.47

1. FOR VALUE RECEIVED, Eternal Image promises to pay to Donna Shatter at such address as may be provided in writing to Eternal Image , the principal sum of forty-one thousand, eight hundred fifty-six and forty-seven hundredths ($41,856.47) USD, with interest payable on the unpaid principal at the rate of 5 percent per annum, calculated yearly not in advance.

2. This Note will be repaid in 24 consecutive monthly installments of $1,836.30 each on the first day of each month commencing 6/1/2007 with the balance then owing under this Note being paid at the end of its term.

3. At any time while not in default under this Note, Eternal Image may pay the outstanding balance then owing under this Note to Donna Shatter without further bonus or penalty.

4. Notwithstanding anything to the contrary in this Note, if Eternal Image defaults in the performance of any obligation under this Note, then Donna Shatter may declare the principal amount owing and interest due under this Note at that time to be immediately due and payable.

5. This Note will be construed in accordance with and governed by the laws of the State of Michigan.

6. If any term, covenant, condition or provision of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, it is the parties' intent that such provision be reduced in scope by the court only to the extent deemed necessary by that court to render the provision reasonable and enforceable and the remainder of the provisions of this Agreement will in no way be affected, impaired or invalidated as a result.

7. All costs, expenses and expenditures including, and without limitation, the complete legal costs incurred by Donna Shatter in enforcing this Note as a result of any default by Eternal Image , will be added to the principal then outstanding and will immediately be paid by Eternal Image .

8. This Note will enure to the benefit of and be binding upon the respective heirs, executors, administrators, successors and assigns of Eternal Image and Donna Shatter. Eternal Image waives presentment for payment, notice of non-payment, protest and notice of protest.

9. EI has the option to pay off early without penalty

IN WITNESS WHEREOF the parties have duly affixed their signatures under seal on this _____ day of May, 2007.

SIGNED, SEALED, AND DELIVERED
this _____ day of May, 2007 in front of
the person below who is over 18 years of
age and not involved with the contents of
this document or related to any of the
parties in this document.

_____
(signature of witness)

WITNESS DETAILS:
Name: _____
Address: _____
_____

_____
Eternal Image

SIGNED, SEALED, AND DELIVERED
this _____ day of May, 2007 in front of
the person below who is over 18 years of
age and not involved with the contents of
this document or related to any of the
parties in this document.

_____
(signature of witness)

WITNESS DETAILS:
Name: _____
Address: _____
_____

_____
Donna Shatter

AMORTIZATION SCHEDULE

Date	Payment ($)	Principal Paid ($)	Interest Paid ($)	Total Interest ($)	Balance ($)
Fri Jun 1st, 2007	1,836.30	1,665.77	170.53	170.53	40,190.70
Sun Jul 1st, 2007	1,836.30	1,672.56	163.74	334.27	38,518.14
Wed Aug 1st, 2007	1,836.30	1,679.37	156.93	491.20	36,838.77
Sat Sep 1st, 2007	1,836.30	1,686.21	150.09	641.28	35,152.55
Mon Oct 1st, 2007	1,836.30	1,693.08	143.22	784.50	33,459.47
Thu Nov 1st, 2007	1,836.30	1,699.98	136.32	920.82	31,759.49
Sat Dec 1st, 2007	1,836.30	1,706.91	129.39	1,050.21	30,052.58
Tue Jan 1st, 2008	1,836.30	1,713.86	122.44	1,172.65	28,338.72
Fri Feb 1st, 2008	1,836.30	1,720.84	115.46	1,288.10	26,617.87
Sat Mar 1st, 2008	1,836.30	1,727.86	108.44	1,396.55	24,890.02
Tue Apr 1st, 2008	1,836.30	1,734.89	101.41	1,497.95	23,155.12
Thu May 1st, 2008	1,836.30	1,741.96	94.34	1,592.29	21,413.16
Sun Jun 1st, 2008	1,836.30	1,749.06	87.24	1,679.53	19,664.10
Tue Jul 1st, 2008	1,836.30	1,756.19	80.11	1,759.64	17,907.91
Fri Aug 1st, 2008	1,836.30	1,763.34	72.96	1,832.60	16,144.57
Mon Sep 1st, 2008	1,836.30	1,770.53	65.77	1,898.38	14,374.05
Wed Oct 1st, 2008	1,836.30	1,777.74	58.56	1,956.94	12,596.31
Sat Nov 1st, 2008	1,836.30	1,784.98	51.32	2,008.26	10,811.33
Mon Dec 1st, 2008	1,836.30	1,792.25	44.05	2,052.30	9,019.07
Thu Jan 1st, 2009	1,836.30	1,799.56	36.74	2,089.05	7,219.52
Sun Feb 1st, 2009	1,836.30	1,806.89	29.41	2,118.46	5,412.63
Sun Mar 1st, 2009	1,836.30	1,814.25	22.05	2,140.51	3,598.38
Wed Apr 1st, 2009	1,836.30	1,821.64	14.66	2,155.17	1,776.74
Fri May 1st, 2009	1,783.98	1,776.74	7.24	2,162.41	0.00

Exhibit 10.6

PROMISSORY NOTE

Borrower: Eternal Image of 28800 Orchard Lake Road MI 48334
Lender: Clint Mytych

Principal Amount: $29,750.32

1. FOR VALUE RECEIVED, Eternal Image promises to pay to Clint Mytych at such address as may be provided in writing to Eternal Image , the principal sum of twenty-nine thousand, seven hundred fifty and thirty-two hundredths ($29,750.32) USD, with interest payable on the unpaid principal at the rate of 5 percent per annum, calculated yearly not in advance.

2. This Note will be repaid in 24 consecutive monthly installments of $1,305.19 each on the First day of each month commencing 6/1/2007 with the balance then owing under this Note being paid at the end of its term.

3. At any time while not in default under this Note, Eternal Image may pay the outstanding balance then owing under this Note to Clint Mytych without further bonus or penalty.

4. Notwithstanding anything to the contrary in this Note, if Eternal Image defaults in the performance of any obligation under this Note, then Clint Mytych may declare the principal amount owing and interest due under this Note at that time to be immediately due and payable.

5. This Note will be construed in accordance with and governed by the laws of the State of Michigan.

6. If any term, covenant, condition or provision of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, it is the parties' intent that such provision be reduced in scope by the court only to the extent deemed necessary by that court to render the provision reasonable and enforceable and the remainder of the provisions of this Agreement will in no way be affected, impaired or invalidated as a result.

7. All costs, expenses and expenditures including, and without limitation, the complete legal costs incurred by Clint Mytych in enforcing this Note as a result of any default by Eternal Image , will be added to the principal then outstanding and will immediately be paid by Eternal Image .

8. This Note will enure to the benefit of and be binding upon the respective heirs, executors, administrators, successors and assigns of Eternal Image and Clint Mytych. Eternal Image waives presentment for payment, notice of non-payment, protest and notice of protest.

9. EI has the option to pay off early without penalty

IN WITNESS WHEREOF the parties have duly affixed their signatures under seal on this _____ day of May, 2007.

SIGNED, SEALED, AND DELIVERED
this _____ day of May, 2007 in front of
the person below who is over 18 years of
age and not involved with the contents of
this document or related to any of the
parties in this document.

_____
(signature of witness)

WITNESS DETAILS:

 Name: _____

 Address: _____

           _____

_____
Eternal Image

SIGNED, SEALED, AND DELIVERED
this _____ day of May, 2007 in front of
the person below who is over 18 years of
age and not involved with the contents of
this document or related to any of the
parties in this document.

_____
(signature of witness)

WITNESS DETAILS:

 Name: _____

 Address: _____

           _____

_____
Clint Mytych

AMORTIZATION SCHEDULE

Date	Payment ($)	Principal Paid ($)	Interest Paid ($)	Total Interest ($)	Balance ($)
Fri Jun 1st, 2007	1,305.19	1,183.98	121.21	121.21	28,566.34
Sun Jul 1st, 2007	1,305.19	1,188.81	116.38	237.59	27,377.53
Wed Aug 1st, 2007	1,305.19	1,193.65	111.54	349.13	26,183.88
Sat Sep 1st, 2007	1,305.19	1,198.51	106.68	455.81	24,985.37
Mon Oct 1st, 2007	1,305.19	1,203.40	101.79	557.60	23,781.97
Thu Nov 1st, 2007	1,305.19	1,208.30	96.89	654.49	22,573.67
Sat Dec 1st, 2007	1,305.19	1,213.22	91.97	746.46	21,360.45
Tue Jan 1st, 2008	1,305.19	1,218.16	87.03	833.48	20,142.28
Fri Feb 1st, 2008	1,305.19	1,223.13	82.06	915.54	18,919.15
Sat Mar 1st, 2008	1,305.19	1,228.11	77.08	992.62	17,691.04
Tue Apr 1st, 2008	1,305.19	1,233.11	72.08	1,064.70	16,457.93
Thu May 1st, 2008	1,305.19	1,238.14	67.05	1,131.75	15,219.79
Sun Jun 1st, 2008	1,305.19	1,243.18	62.01	1,193.76	13,976.61
Tue Jul 1st, 2008	1,305.19	1,248.25	56.94	1,250.70	12,728.36
Fri Aug 1st, 2008	1,305.19	1,253.33	51.86	1,302.56	11,475.03
Mon Sep 1st, 2008	1,305.19	1,258.44	46.75	1,349.31	10,216.59
Wed Oct 1st, 2008	1,305.19	1,263.57	41.62	1,390.93	8,953.02
Sat Nov 1st, 2008	1,305.19	1,268.71	36.48	1,427.41	7,684.31
Mon Dec 1st, 2008	1,305.19	1,273.88	31.31	1,458.71	6,410.42
Thu Jan 1st, 2009	1,305.19	1,279.07	26.12	1,484.83	5,131.35
Sun Feb 1st, 2009	1,305.19	1,284.28	20.91	1,505.74	3,847.07
Sun Mar 1st, 2009	1,305.19	1,289.52	15.67	1,521.41	2,557.55
Wed Apr 1st, 2009	1,305.19	1,294.77	10.42	1,531.83	1,262.78
Fri May 1st, 2009	1,267.92	1,262.78	5.14	1,536.97	0.00

Exhibit 10.7

PROMISSORY NOTE

Borrower: Eternal Image of 28800 Orchard Lake Road MI 48334
Lender: Woodrow Browne

Principal Amount: $75,000.00

1. FOR VALUE RECEIVED, Eternal Image promises to pay to Woodbrow Browne at such address as may be provided in writing to Eternal Image , the principal sum of seventy-five thousand ($75,000.00) USD, with interest payable on the unpaid principal at the rate of 8.25 percent per annum, calculated monthly not in advance and in accordance with the attached amortization schedule.

2. This Note will be repaid in 3 installments of $25,000 on April 1, 2007, July 1, 2007, and October 1, 2007. The final payment will of $3,201.99 will be made on November 1, 2007 in accordance with the attached amortization schedule.

3. At any time while not in default under this Note, Eternal Image may pay the outstanding balance then owing under this Note to Woodrow Browne without further bonus or penalty.

4. Notwithstanding anything to the contrary in this Note, if Eternal Image defaults in the performance of any obligation under this Note, then Woodrow Browne may declare the principal amount owing and interest due under this Note at that time to be immediately due and payable.

5. This Note will be construed in accordance with and governed by the laws of the Commonwealth of Pennsylvania.

6. If any term, covenant, condition or provision of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, it is the parties' intent that such provision be reduced in scope by the court only to the extent deemed necessary by that court to render the provision reasonable and enforceable and the remainder of the provisions of this Agreement will in no way be affected, impaired or invalidated as a result.

7. All costs, expenses and expenditures including, and without limitation, the complete legal costs incurred by Woodrow Browne in enforcing this Note as a result of any default by Eternal Image , will be added to the principal then outstanding and will immediately be paid by Eternal Image .

8. This Note will ensure to the benefit of and be binding upon the respective heirs, executors, administrators, successors and assigns of Eternal Image and Woodrow Browne. Eternal Image waives presentment for payment, notice of non-payment, protest and notice of protest.

9. Payments will be made in accordance with the attached amortization schedule.

IN WITNESS WHEREOF Eternal Image has duly affixed his signature under seal on this 21st day of December, 2006.

SIGNED, SEALED, AND DELIVERED
this 21st day of December, 2006 in front of the person below who is over 18 years of age and not involved with the contents of this document or related to any of the parties in this document.

_____
(signature of witness)

WITNESS DETAILS:

Name: _____

Address: _____

_____

_____
Clint Mytych
Eternal Image – Chief Executive Officer

_____
James R Parliament
Eternal Image – Chief Financial Officer

Exhibit 10.8

PROMISSORY NOTE

Borrower: Eternal Image of 28800 Orchard Lake Road MI 48334
Lender: J. Scott Watkins

Principal Amount: $35,000

1. FOR VALUE RECEIVED, Eternal Image promises to pay to J. Scott Watkins at such address as may be provided in writing to Eternal Image , the principal sum of thirty-five thousand ($35,000.00) USD, with 2% interest payable on the unpaid principal.

2. This Note will be repaid with an initial down payment of $8,750, and then 12 consecutive monthly installments of $ 2,211.27 each on the 1st day of each month commencing the month following execution of this Note with the balance then owing under this Note being paid at the end of its term.

3. At any time while not in default under this Note, Eternal Image may pay the outstanding balance then owing under this Note to J. Scott Watkins without further bonus or penalty.

4. Notwithstanding anything to the contrary in this Note, if Eternal Image defaults in the performance of any obligation under this Note, then J. Scott Watkins may declare the principal amount owing and interest due under this Note at that time to be immediately due and payable.

5. This Note will be construed in accordance with and governed by the laws of the State of Georgia.

6. If any term, covenant, condition or provision of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, it is the parties' intent that such provision be reduced in scope by the court only to the extent deemed necessary by that court to render the provision reasonable and enforceable and the remainder of the provisions of this Agreement will in no way be affected, impaired or invalidated as a result.

7. All costs, expenses and expenditures including, and without limitation, the complete legal costs incurred by J. Scott Watkins in enforcing this Note as a result of any default by Eternal Image , will be added to the principal then outstanding and will immediately be paid by Eternal Image .

8. This Note will ensure to the benefit of and be binding upon the respective heirs, executors, administrators, successors and assigns of Eternal Image and J. Scott Watkins. Eternal Image waives presentment for payment, notice of non-payment, protest and notice of protest.

9. Monthly Payment Amount: $ 2,211.27

IN WITNESS WHEREOF Eternal Image has duly affixed his signature under seal on this 21st day of December, 2006.

SIGNED, SEALED, AND DELIVERED
this 21st day of December, 2006 in front of the person below who is over 18 years of age and not involved with the contents of this document or related to any of the parties in this document.

_____
(signature of witness)

WITNESS DETAILS:
 Name: _____
 Address: _____
              _____

_____
Clint Mytych
Eternal Image – Chief Executive Officer

_____
James R Parliament
Eternal Image – Chief Financial Officer

Exhibit 10.9

EXHIBIT A

CONSULTING AGREEMENT

THIS CONSULTING AGREEMENT (this "*Agreement*") is made and entered this _30_ day of March, 2006, by and between **Eternal Image Inc.**, a Delaware corporation formerly **Eternal Image, LLC.**, a Michigan limited liability company (hereinafter "*Client*") and **Matt Davis** (hereinafter "*Consultant*").

ARTICLE I
TERM

1.1   Term. This Agreement will become effective on May 1, 2006, above and will continue in effect for thirty-sixty (36) months thereafter.

ARTICLE II
INDEPENDENT CONTRACTOR STATUS

2.1   Intention of Parties. It is the intention of the parties that Consultant be an independent contractor and not an employee, agent, joint venturer, or partner of Client. Nothing in this Agreement will be interpreted or construed as creating or establishing the relationship of employer and employee between Client and either Consultant or any employee or agent of Consultant.

2.2   Nonexclusive. Consultant will retain the right to perform work for others during the terms of this Agreement. Client will retain the right to cause work of the same or a different kind to be performed by its own personnel or other contractors during the term of this Agreement.

ARTICLE III
SERVICES TO BE PERFORMED BY CONSULTANT

3.1   Consultant's Services. Consultant will provide services to the Client to the best of Consultant's abilities. Such services may include, but shall not be limited to advising the Client as to the production of caskets and urns, locating potential manufacturers of Client's products, negotiating terms of manufacturing agreements, and marketing or manufacturing of Client's products in Asia and at various domestic distribution services..

3.2   Method of Performing Services. Consultant and Client will mutually determine the scope, method, details and means of performing the work to be carried out for the Client with the understanding that The Consultant shall be primarily based remotely out of his offices. The Consultant shall be available by and provide at his own expense high speed web connectivity, telephone, and web conferencing capabilities. Any other services required of the consultant shall be as outlined in   Article IV, section 4.

3.3   Scheduling. Consultant will use reasonable efforts to accommodate the work schedule requests of Client. Consultant will be available to work for Client for no more than fifty (50) hours per month. Consultant may perform his services by telephone from his own office or on the premises of Client, at Client's discretion.

3.4   Confidentiality. Consultant agrees that he will not disclose and will hold in strictest confidence any and all Proprietary Information, and other matters provided by Client or obtained by Consultant from Client, whether such information is in written or oral form. Without the prior written consent of Client, Consultant agrees not to use the proprietary information for any purpose other than to assist Client. Upon the termination of this agreement, Consultant agrees to, promptly and without further request, return to Client all of the Proprietary Information, in whatever form, that Consultant may have in his possession or control.

ARTICLE IV
COMPENSATION

4.1   Rates. Client will pay Consultant a fee totaling Ninety Thousand Dollars ($90,000.00) at a rate of $2,500.00 per month, payable on the 1st day of each month commencing on May 1, 2006. In the event that the Client ceases to use the Consultants services for any reason, the balance due shall be payable in accord with this contract.

4.2   Date for Payment of Compensation. Consultant shall submit documentation for any costs or expenses outside of those that would be included and incident to the performance of services for the Client. Consultants Services shall include those items as specified in Article III section 3.1.. In the event that specialized materials or supplies are required, Client shall approve in writing any such and shall be responsible to pay for them accordingly.

4.3   Expenses. It is expressly understood that Travel expenses are in addition to the Consultants monthly fee. Any travel required by the client for the consultant to travel to the Clients office, or to any other location shall be reimbursed according to accepted standard current year rates as found in the U.S. General Services Administrations travel management section (www.gsa.gov). All Such travel shall be documented with a travel voucher which shall be approved in writing by the Client prior to any travel on the Clients behalf and prepaid by Client.

ARTICLE V
LIMITATIONS

5.1   DISCLAIMER. Consultant does not make any warranty, express or implied, with respect to the services rendered by him or the results obtained from his work, except to use his best efforts on behalf of Client and to refrain from self-dealing for Consultant's benefit at Client's expense.

5.2   FORCE MAJEURE. Consultant will not be liable to Client for any failure or delay caused by events beyond Consultant's control, including, without limitation, Client's failure to furnish necessary information, sabotage, failures or delays in transportation or communication, failures or substitutions of equipment, labor disputes, accidents, shortages of labor, fuel, raw materials, or equipment, or technical failures.

ARTICLE VI
GENERAL PROVISIONS

6.1   Notices. Any notices to be given hereunder by either party to the other shall be by registered or certified mail, postage prepaid, with return receipt requested. Mailed notices will be addressed to the parties at the addresses appearing under their signature hereon, but each party may change such address by written notice in accordance with this paragraph. Notices will be deemed communicated as of two days after mailing.

6.2   Entire Agreement of the Parties. This Agreement supersedes any and all agreements, either oral or written, between the parties hereto with respect to the rendering of services by Consultant for Client and contains all the covenants and agreements between the parties with respect to the rendering of such services in any manner whatsoever. Any modification of this Agreement will be effective only if it is in writing signed by the party to be charged.

6.3   Partial Invalidity. If any provision in this Agreement is held by a court of competent jurisdiction to be invalid, void, or unenforceable, the remaining provisions will nevertheless continue in full force without being impaired or invalidated in any way.

6.4   Parties in Interest. This Agreement is enforceable only by Consultant and Client. The terms of this Agreement are not a contract or assurance regarding compensation, continued employment, or benefit of any kind to any of Consultant's personnel assigned to Client's work, or any beneficiary of any such personnel, and no such personnel, or any beneficiary thereof, will be a third-party beneficiary under or pursuant to the terms of this Agreement

6.5   Governing Law. This Agreement will be governed by and construed in accordance with the laws of the State of Michigan.

6.6   Successors. This Agreement will inure to the benefit of, and be binding upon, Consultant and Client, their successors and assigns, however, this agreement may not be assigned by Consultant without the express written consent of Client.

6.7   Choice of Forum. The parties submit to the jurisdiction and venue of the Circuit Court for the County of Oakland, State of Michigan or, if original jurisdiction can be established, the United States District Court for the Eastern District of Michigan with respect to any action arising, directly or indirectly, out of this Agreement or the performance or breach of this agreement. The parties stipulate that the venues referenced in this Agreement are convenient.

6.8   Presumption/Savings Clause. This Agreement or any section thereof shall not be construed against any party due to the fact that said Agreement or any section thereof was drafted by said party. If any provision of this Agreement, or the application of such provision to any person or circumstance, shall be held invalid, the remainder of this Agreement, or the application of such provision to persons or circumstances other than those as to which it is held invalid, shall not be affected thereby.

6.9   Titles and Captions. All section titles or captions contained in this Agreement are for convenience only and shall not be deemed part of the context nor affect the interpretation of this Agreement.

     381425-007001 consulting agreement[1].davis

In witness whereof the parties hereto have executed this agreement on

the date first appearing above.

CONSULTANT:



Matt Davis

CLIENT:

Eternal Image Inc., a Delaware corporation formerly **Eternal Image, LLC.**, a Michigan limited liability company



By: **CLINT MYTYCH**
Its: President

MEMORANDUM OF UNDERSTANDING

This Memorandum of Understanding entered into this __3 0__ day of March, 2006, by and between Enduroglas, LLC, a Michigan Limited Liability Company, and Eternal Image Inc., a Delaware corporation formerly Eternal Image LLC, a Michigan Limited Liability company, shall evidence the agreement of the parties to the following terms:

1. The parties acknowledge that on or about June 24, 2005 Enduroglas, LLC and Eternal Image, LLC entered into a written contract entitled "Exclusive Manufacturing Agreement."

2. The parties acknowledge that Enduroglas, LLC, as of the date of this Memorandum of Understanding has ceased doing business and is in the process of winding up its affairs. The parties further acknowledge no actions have taken, orders placed, or monies paid in furtherance of the Exclusive Manufacturing Agreement referred to above.

3. In consideration of the execution of the Consulting Agreement, Exhibit A hereof, and the execution of the Warrant Agreement, Exhibit B hereof, Enduroglas, LLC acknowledges and agrees that the contract entitled "Exclusive Manufacturing Agreement" dated June 24, 2005, by and between Enduroglas, LLC and Eternal Image, LLC shall be of no force or effect whatsoever and shall be deemed null and void *ab initio*. Both parties hereto acknowledge and agree that said consideration is adequate and proper.

4. Enduroglas further acknowledges and agrees that Eternal Image Inc., formerly Eternal Image LLC, may enter into consulting or employment agreements with former employees of Enduroglas, including but not limited to Matt Davis and that such consultants or employees shall be permitted to disclose for the benefit of Eternal Image Inc., formerly Eternal Image LLC, the identity of vendors, their expertise regarding molds, equipment, and other manufacturing information, and that Enduroglas waives any and all claims that such disclosure or disclosures are trade secrets of Enduroglas.

5. This Agreement supersedes any and all agreements, either oral or written, between the parties hereto and contains all the covenants and agreements between the parties. Any modification of this Agreement will be effective only if it is in writing signed by the party to be charged.

6. If any provision in this Agreement is held by a court of competent jurisdiction to be invalid, void, or unenforceable, the remaining provisions will nevertheless continue in full force without being impaired or invalidated in any way.

7. This Agreement will be governed by and construed in accordance with the laws of the State of Michigan.

8. This Agreement will inure to the benefit of, and be binding upon, Consultant and Client, their successors and assigns.

9. The parties submit to the jurisdiction and venue of the Circuit Court for the County of Oakland, State of Michigan or, if original jurisdiction can be established, the United States District Court for the Eastern District of Michigan with respect to any action arising, directly or indirectly, out of this Agreement or the performance or breach of this agreement. The parties stipulate that the venues referenced in this Agreement are convenient.

10. This Agreement or any section thereof shall not be construed against any party due to the fact that said Agreement or any section thereof was drafted by said party. If any provision of this Agreement, or the application of such provision to any person or circumstance, shall be held invalid, the remainder of this Agreement, or the application of such provision to persons or circumstances other than those as to which it is held invalid, shall not be affected thereby.

11. The persons executing this Memorandum of Understanding represent and warrant that they have the full authority to enter this agreement on behalf of the their respective entities and that by executing this Memorandum of Understanding their respective entities shall be bound by the terms hereof.

In witness whereof the parties hereto have executed this agreement on the date first appearing above.

Enduroglas, LLC
a Michigan limited liability company,



Matt Davis, Managing Member

Eternal Image Inc., a Delaware corporation formerly **Eternal Image, LLC.,** a Michigan limited liability Company,

By: **CLINT MYTYCH**
Its: President

Exhibit 10.10

<u>**LEASE**</u>

_4-24-_____, 2006

1.   <u>BASIC LEASE TERMS AND PROVISIONS</u>

    A.   LANDLORD: Ridgeway Officentre Associates Limited Partnership
                       c/o Finsilver/Friedman Management Corporation
                       34975 W. Twelve Mile Road, Suite 100
                       Farmington Hills, Michigan 48331

    B.   TENANT: Eternal Image, Inc.
                       28175 Haggerty Road
                       Novi, Michigan 48377

    C.   PREMISES: Suite No. 130 ("Premises") located on the first floor in the office building ("Building") at 28800 Orchard Lake Road, Farmington Hills, Michigan consisting of approximately 2,021 rentable square feet, and shown on Exhibit "A" of this Lease. All measurements of building area shall be per the American National Standard method for measuring floor area in office buildings, ANSI Z65.1-1996, also known as "BOMA Standard" applied on a building wide basis.

    D.   TERM: Commencement Date: When possession of the Premises is delivered to Tenant, or such other date as set forth in Paragraph 5 hereof.

                       Expiration Date: Sixty-five (65) months from the Commencement Date, or such other date as set forth in Paragraph 5 hereof.

    E.   BASE RENT:

	Monthly	Annually
Months 1-3	FREE	
Months 4-15	$3,157.81	$37,893.75
Months 16-27	$3,326.23	$39,914.75
Months 28-39	$3,326.23	$39,914.75
Months 40-51	$3,410.44	$40,925.25
Months 52-63	$3,494.65	$41,935.75
Months 64-65	FREE	

    F.   SECURITY
        DEPOSIT: $3,494.65, payable upon Tenant's execution of this Lease.

    G.   USE: General office.

    H.   OPERATING
        EXPENSE BASE: 2006 calendar year.

2.   <u>PREMISES:</u> Landlord, in consideration of the rents to be paid and the undertakings to be performed by the above-named Tenant, leases to Tenant the above-described Premises for the above-stated Term, together with the non-exclusive right to use the parking areas and other common areas which may be designated by Landlord from time to time for use in connection with the Premises, in common with others entitled to the use the same. Tenant, upon paying this Lease, may peacefully and quietly enjoy the Premises during the Term, subject to the provisions of this Lease. Landlord may, at its option, set aside a parking area or areas to be used by Tenant and Tenant's employees which shall, thereafter, be used by Tenant and Tenant's employees to the exclusion of other areas.

Notwithstanding anything herein contained to the contrary, Landlord shall have the right, at its option, upon at least one hundred twenty (120) days written notice to Tenant, to relocate Tenant and to substitute for the Premises other premises in the Building containing at least as much rentable area as the original Premises, provided that such substitute premises are available. Such substituted premises shall be improved by Landlord, at its expense, with decorations and improvements at least equal in quality and quantity to those in the original Premises at the time of such relocation and the floor plan of the substituted premises shall be similar to the Premises. In connection with such relocation, Landlord shall reimburse to Tenant, Tenant 's reasonable expenses incurred for moving including door lettering, stationary costs and telephone relocation. Upon completion of such relocation, the substituted premises shall constitute the Premises for all purposes of this Lease. Tenant shall extend all reasonable cooperation to Landlord in connection with any such relocation. Tenant shall immediately relocate to the substituted premises at the expiration of such sixty (60) day period or when Landlord tenders the substituted premises to Tenant ready for occupancy, whichever is later. In addition to Landlord 's other rights and remedies under this Lease, Tenant shall indemnify, defend and hold Landlord harmless from and with respect to all damages, losses and expenses (including reasonable attorneys' fees) arising out of Tenant 's breach of this Section. Tenant 's indemnification obligations under this Section shall survive the expiration of termination of this Lease.

3. RENT: Tenant shall pay to Landlord, as Base Rent for the Premises, the rental set forth in subparagraph E of Paragraph 1 hereof and any additional rent as set forth herein. All rent shall be paid in advance on the first day of each calendar month during the term hereof. All such rent shall be paid, without deduction or offset, at the office of Landlord or to such other person or at such place as Landlord may designate in writing.

In the event Tenant shall fail to pay, when the same is due and payable, any installment of the Base Rent or any additional rent to be paid by Tenant to Landlord under the terms of this Lease, then such unpaid amounts shall bear interest from the due date thereof to the date of payment, at the rate of twelve (12%) percent per annum. In any event, however, Tenant shall be charged a service charge with respect to each monthly installment of rental not received by the fifth (5th) day of the calendar month for which said installment is due. Such service charge shall reimburse Landlord for the additional administrative expenses incurred by Landlord in connection with the collection of such late installment of monthly rental. The service charge shall be One Hundred and 00/100 ($100.00) Dollars for any rental not paid by the fifth (5th) day of the month, and Two Hundred and 00/100 ($200.00) Dollars for any rental not paid by the tenth (10th) day of such month.

4. RENT ADJUSTMENT/ADDITIONAL RENT:

(a) The following terms shall have the following meanings with respect to the provisions of this Paragraph 4:

(1) "Operating Expense Base" shall mean the quotient (expressed as a dollar amount) obtained by dividing (i) Opearting Expenses (defined below) for calendar year 2006 by (ii) the rentable square footage of the Building.

(2) "Tenant's Pro-Rata Share" shall mean that proportion of any increase in Operating Expenses (defined below) for any calendar year over the Operating Expense Base, as the total number of rentable square feet of the Premises compares to the total number of rentable square feet in the Building.

(3) "Operating Expenses" shall:

A. Mean all operating expenses of any kind or nature with respect to the Building Complex, as determined in accordance with generally accepted accounting principles and shall include, but not be limited to, all general and special real estate or ad valorem taxes or special assessments

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levied against the Building Complex by any governmental or quasi-governmental authority or any taxes or assessments which shall be levied on the Building Complex in lieu of, or in addition to, all or any portion of any such real estate taxes or assessments, or which shall be levied on the rentals of the Building Complex (other than net income taxes), but, in this case, the computation shall be made as if this were Landlord's only building, or which shall be levied on Landlord as a result of the use, ownership or operation of the Building Complex; the cost of Building Complex supplies; costs incurred in connection with all energy sources for the common areas of the Building Complex, such as propane, natural gas, steam, electricity, solar energy and fuel oil; the costs of water and sewer services; janitorial services; general maintenance and normal repair of the Building complex, including the heating and air-conditioning systems of the Building Complex; landscaping maintenance; maintenance, repair, striping and replacement of all parking areas furnished by Landlord for use by tenants of the Building; the cost of rubbish removal, snow removal and service for the elevator, HVAC and alarm systems of the Building Complex; the cost of such security guard and protection services as may be deemed reasonably necessary by Landlord; insurance in amounts and coverage determined by Landlord, including fire and extended coverage, rental interruption, sprinkler leakage, plate glass and public liability insurance (but Tenant shall have no interest in such insurance or the proceeds thereof); labor costs incurred in the operation and maintenance of the Building Complex, including wages and other payments, costs to Landlord of Worker's Compensation and disability insurance; payroll taxes, and welfare fringe benefits; professional building management fees; legal, accounting, inspection and consultation fees incurred in connection with the Building Complex to the extent required by any governmental authority or any other inspection or consultation fees required for the normal, prudent operation of the Building Complex and not normally the responsibility of the managing agent; the cost of any capital improvements to the Building Complex or any machinery or equipment installed in the Building Complex which is made, or becomes operational, as the case may be, after the Commencement Date, which costs shall be amortized over the useful life of the capital improvement (as reasonably estimated by Landlord's accountant); all other common area costs and expenses relating to the Building Complex, and all other charges properly allocable to the repair, operation and maintenance of the Building Complex in accordance with generally accepted accounting principles. If the Building is not fully occupied during any calendar year, the Operating Expenses for such year shall be adjusted to reflect the greater of: (a) actual occupancy; or (b) a 95% occupancy of the Building. If Landlord selects an accrual accounting basis for calculating Operating Expenses, Operating Expenses shall be deemed to have been paid when such expenses have accrued in accordance with generally accepted accounting principles.

(4)   Expressly exclude Landlord's income taxes, leasing commissions, interest on debt or amortization payments on any mortgage or deeds of trust and rental under any ground or underlying leases or lease; advertising and promotional expenditures; and any other expense which, under generally accepted accounting principles, would not be considered a normal maintenance or operating expense, except as otherwise specifically provided herein.

(b)   It is, hereby, agreed that during each calendar year of the term hereof, Tenant shall pay to Landlord Tenant's Pro-Rata Share of the amount of any excess Operating Expenses over the Operating Expense Base. Beginning with the first calendar year in which this Lease commences, the monthly rent to be paid by Tenant to Landlord shall be increased by an amount equal to 1/12th of the estimated increase, if any, in Tenant's Pro-Rata Share of the Operating Expenses for each calendar year over the Operating Expense Base, with an adjustment to be made

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between the parties at a later date as hereinafter provided. As soon as practicable following the end of each calendar year during the term of this Lease, Landlord shall submit to Tenant a statement setting forth the exact amount of the increase, if any, in Tenant's Pro-Rata Share of the Operating Expenses for the calendar year just completed over the Operating Expense Base, and the difference, if any, between Tenant's actual Pro-Rata share of the Operating Expenses for the calendar year just completed and the estimated amount of Tenant's Pro-Rata Share of the Operating Expenses (on which rent is based) for such year. Prior to the end of each calendar year during the term hereof, or as soon as practicable following the end of each calendar year, Landlord shall submit to Tenant a statement setting forth the amount reasonably estimated by Landlord as the increase, if any, in the Operating Expenses for the subsequent year and the amount of the increased monthly rent to be paid by Tenant for such subsequent year computed in accordance with the foregoing provisions. It is to be understood and agreed that all estimating provisions, as referenced above, shall be computed on the basis of the Operating Expenses being adjusted as if the Building were not more than 95% occupied. To the extent that Tenant's Pro-Rata Share of the actual Operating Expenses for the period covered by such a statement is different from the estimated increases upon which Tenant paid rent during the calendar year just completed, Landlord shall pay to Tenant, or Tenant shall pay to Landlord, as the case may be, the difference within thirty (30) days following receipt of said statement from Landlord. In addition, with respect to the monthly rent, until Tenant receives such statement, Tenant's monthly rent for the new calendar year shall continue to be paid at the then current rate, but Tenant shall commence payment to Landlord of the monthly installments of the rent on the basis of the statement beginning on the first day of the month following the month in which Tenant receives such statement. Moreover, Tenant shall pay Landlord, or shall receive a credit against the next installment due hereunder, as the case may be, on the date required for the first payment of rent as adjusted, the difference, if any, between the monthly installments of rent so adjusted and the monthly installments of rent actually paid during the new calendar year. In no event shall any adjustment hereunder result in a decrease in the Base Rent or additional rent payable pursuant to any other provision of this Lease (except escalation pursuant to this Paragraph 4), it being agreed that the payments under this Paragraph 4 are an obligation supplemental to Tenant's obligation to pay the Base Rent.

(c) If Tenant occupies the Premises for less than a full calendar year during the first or last calendar years of the term hereof, Tenant's Pro-Rata Share for such partial year shall be calculated by proportionately reducing the Operating Expense Base to reflect the number of months in such a year during which Tenant occupied the Premises (the "Adjusted Operating Expense Base"). The Adjusted Operating Expense Base shall then be compared with the actual Operating Expenses for said partial year to determine the amount, if any, of any increases in the actual Operating Expenses for such partial year over the Adjusted Operating Expense Base. Tenant shall pay its Pro-Rata Share of any such increases within thirty (30) days following receipt of notice thereof.

(d) Landlord's failure during the Lease term to prepare and deliver any statements or bills, or Landlord's failure to make a demand under this Paragraph or under any other provision of this Lease, shall not, in any way, be deemed to be a waiver of, or cause Landlord to forfeit or surrender, its rights to collect any items of additional rent which any have become due pursuant to this Paragraph during the term of this Lease, except as otherwise specifically set forth in this Lease. Tenant's liability for all Additional Rent due under this Paragraph 4 shall survive the expiration or earlier termination of this Lease.

(e) Nothwithstanding anything herein to the contrary, in no event shall Tenant's Pro-Rata Share relative to "Controllable Costs" (Controllable Costs are defined as Operating Expenses minus "Noncontrollable Costs") increase more than five percent (5%) from the previous calendar year, on a cumulative basis (the "Controllable Cost Cap"). Charges for utilities, snow and ice removal, real estate

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taxes and insurance shall not be subject to the Controllable Cost Cap and are referred to herein as Noncontrollable Costs.

5. TERM: The term of this Lease (the "Term") shall be for the term described in subparagraph D of Paragraph 1. The Term and Tenant's obligation to pay Rent (including Base Monthly Rent and Additional Rent as defined herein) shall commence on the earlier to occur of (the "Commencement Date"): (a) the date Landlord notifies Tenant that the Premises are available or deemed available for occupancy, as provided in Paragraph 8 hereof, or (b) the date on which Tenant or anyone claiming by, under or through Tenant, shall first occupy any portion of the Premises for any purpose other than to install trade fixtures and furnishings and to make the Premises ready for the conduct of Tenant's business, provided however, that Tenant does not interfere with Landlord's work. The Premises shall be conclusively deemed available for occupancy when Landlord's architect certifies, in writing, that the work required to be performed by Landlord, if any, as described in Exhibit "C" has substantially been completed. Landlord's work, if any, shall be deemed substantially completed, notwithstanding that (a) certain minor or non-material details of construction, mechanical adjustment or decoration ("punch list items") are incomplete, or (b) portions of Landlord's work are incomplete because such work cannot be performed until work to be performed by, or on behalf of, Tenant is completed. In the event Landlord is delayed in completing Landlord's work by any delay, interference or hindrance of such work by Tenant, Tenant's contractors or any of their employees or agents, or by any changes in such work requested by Tenant and agreed to by Landlord, or by Tenant's failure to timely and properly perform any of its obligations imposed pursuant to any work agreed upon between Landlord and Tenant, the Premises shall be conclusively deemed substantially completed and available for occupancy on the date on which the same would have occurred in the absence of such delay, which date shall be conclusively determined by Landlord's architect. If the Commencement Date is other than the first day of the first calendar month, then the term shall begin on the first day of the first calendar month following the Commencement Date ("Anniversary Date") and Tenant shall pay its Pro-Rata rent for its portion of the first partial month.

6. CHARACTER OF OCCUPANCY:

    (a) The Premises are to be used only for those purposes set forth in subparagraph H of Paragraph I hereof, and any other incidental use which is legally permitted and is not inconsistent with the character and type of tenancy found in quality office buildings in the Detroit, Michigan metropolitan area.

    (b) Tenant shall not suffer nor permit the Premises, nor any part thereof to be used in any manner, nor anything to be done therein, which would in any way (i) make void or voidable any fire or liability insurance policy in force with respect to the Building; (ii) make unobtainable from reputable insurance companies authorized to do business in Michigan, any fire insurance with extended coverage, or liability, elevator, boiler, or other insurance required to be furnished by Landlord under the terms of any lease or mortgage to which this Lease is subordinate at standard rates, provided Tenant is not deprived of its intended use of the Premises; (iii) cause, or in Landlord's reasonable opinion, be likely to cause, physical damage to the Building or any part thereof; (iv) constitute a public or private nuisance; (v) impair, in the opinion of the Landlord, the appearance, character or reputation of the Building; (vi) discharge objectionable fumes, vapors or odors into the Building air-conditioning system or into the Building flues or vents not designed to receive them or otherwise, in such a manner as may unreasonably offend other occupants; (vii) impair or interfere with any of the Building services or impair or interfere with, or tend to impair or interfere with, the use of any of the other areas of the Building by, or occasion discomfort or annoyance to Landlord, or any of the other tenants or occupants of the Building, any such impairment or interference to be in the reasonable judgment of Landlord; (viii) increase, on an ongoing, periodic basis, the pedestrian traffic in and out of the Premises or the Building above an ordinary level; (ix) constitute waste; or (x) make any noise or set up any vibration which will disturb other tenants except in the course of permitted repairs or alteration.

(c)   Tenant shall not use the Premises nor permit anything to be done in or about the Premises which will, in any way, conflict with any law, statute, ordinance or governmental rule or regulation now in force, or which may hereafter be enacted or promulgated. Tenant shall give prompt notice to Landlord of any notice it receives of the violation of any law or requirement of any public authority with respect to the Premises or the use or occupation thereof. Landlord shall give prompt notice to Tenant of any notice it receives relating to the violation by Tenant of any law or requirement of any public authority with respect to the Premises or the use or occupation thereof.

7.   CONDITION OF PREMISES: Landlord will, prior to commencement of the Term, install in the Premises, the improvements as described and specified in Exhibit "C". Tenant shall pay Landlord for such construction and remodeling to the extent and in the manner provided in said Exhibit "C". Landlord shall have no other obligation to make any repairs or to remodel the Premises.

8.   POSSESSION: Landlord shall have no liability to Tenant if Landlord shall be unable to deliver possession of the Premises on the date of commencement of the Term of this Lease by reason of the holding over of the prior occupant or by reason of delay in completion of the building of which the Premises are a part, or in completing, repairing or remodeling the Premises for Tenant's occupancy, if such is provided herein, or for any other cause beyond the reasonable control of Landlord but, in such event, the Term and Rent shall not commence until possession of the Premises is tendered to Tenant and the expiration of the Term shall be extended accordingly. If delay in tender of possession is caused by Tenant, Tenant shall pay Base Monthly Rent and Additional Rent for the period of such delay. If Tenant shall occupy the Premises prior to the date of commencement of the Term with the consent of Landlord, such occupancy shall be subject to all of the Terms and Conditions of this Lease, including payment of Rent and all other charges. Tenant shall, from time to time, within ten (10) days after request by Landlord, execute and deliver to Landlord a certificate confirming this Landlord, the status thereof and of the Premises and Tenant's occupancy thereof, in such form and with respect to such other matters as Landlord may reasonably request.

9.   SERVICES AND UTILITIES:

(a)   Landlord agrees, without charge except as provided herein, and in accordance with standards reasonably established from time to time prevailing for office buildings in the Metropolitan Detroit area, to furnish water to the Building for use in lavatories and drinking fountains (and to the Premises, if the plans for the Premises so provide); during the hours from 8:00 a.m. to 7:00 p.m. on Monday through Friday and 8:00 a.m. to 1:00 p.m. on Saturday (excluding holidays) to furnish such heated and cooled air to the Premises as may in the judgment of Landlord, be reasonably required for the comfortable use and occupancy of the Premises, provided that the Tenant complies with the recommendations of Landlord's engineer regarding occupancy and use of the Premises; to provide janitorial services for the Premises (including such interior and exterior window washing as may be determined by Landlord, but no less frequently than two (2) times per year), such janitorial services to be provided after 6:00 p.m. five (5) days a week, Monday through Friday, (excluding legal holidays); during ordinary business hours to cause electric current to be supplied for lighting the public portions of the Building or Building Complex; and to furnish such snow removal services to the Building Complex as may, in the judgment of Landlord, be reasonably required for safe access to the Building Complex.

(b)   Tenant hereby agrees to pay all charges with respect to electrical services furnished to (Additional Rent), or used within, the Premises. Landlord agrees, at its sole cost and expense, to provide and install appropriate meters or submeters at the Premises for measuring Tenant's consumption of electricity. Tenant shall pay

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all such charges for electricity within ten (10) days after the date of submission of a monthly statement to Tenant. Charges for electricity shall be at the same rates, terms and conditions as rates, terms and conditions for comparable services from the Detroit Edison Company.

(c)   If Tenant requires water or other building services in excess of that usually furnished or supplied for use in the Premises as general office space, Tenant shall first procure the consent of Landlord such amounts as Landlord reasonably determines are necessary to cover the costs of such increased use of water and other services, including any cost incurred in connection with the installation of any meters or other equipment and materials associated with said changes.

(d)   Tenant agrees that Landlord shall not be liable for failure to supply any heating, air-conditioning, elevator, electrical, janitorial, lighting or other services during any period when Landlord uses reasonable diligence to supply such services, or during any period Landlord is required to reduce or curtail such services pursuant to any applicable laws, rules or regulations, now or hereafter in force or effect; it being understood that Landlord may discontinue, reduce or curtail such services, or any of them (either temporarily or permanently) at such times as it may be necessary by reason of accident, unavailability of employees, repairs, alterations, improvements, strikes, lockouts, riots, acts of God, application of applicable laws, statutes, rules and regulations, or due to any other happening beyond the control of Landlord. In the event of any such interruption, reduction or discontinuance of Landlord's services (either temporarily or permanent), Landlord shall not be liable for damages to persons or property as a result thereof, nor shall the occurrence of any such event in any way be construed as an eviction or setoff of rent, or operate to release Tenant from any of Tenant's obligations hereunder.

(e)   Whenever heat-generating machines or equipment are used by Tenant in the Premises which effect the temperature otherwise maintained by the air-conditioning system, Landlord reserves the right to install supplementary air-conditioning units in the Premises in the event Landlord's independent consulting engineer determines same are reasonably necessary as a result of Tenant's use of lights or equipment which generate heat loads in excess of those for which the HVAC system is designed and the cost therefor, including the cost of installation, operation and maintenance thereof, shall be paid by Tenant to Landlord upon demand by Landlord.

10.   ASSIGNMENT AND SUBLETTING: Tenant may not assign this Lease or any interest therein or sublet the Premises or any part hereof, without prior written consent of Landlord. In the event Landlord shall so consent, Tenant shall remain liable for any of its obligations under this Lease.

11.   SUBORDINATION: Tenant agrees that this Lease shall be subordinate to any mortgage or trust deeds that may hereafter be placed upon said Premises and/or part thereof or the Building and to any and all advances to be made thereunder, and to the interest thereof, and all renewals, replacements, and extensions thereof, provided the mortgagee or trustee named in said mortgages or trust deeds shall agree to recognize this Lease of Tenant in the event of foreclosure if Tenant is not in default. In the event of any mortgagee or trustee electing to have the Lease a prior encumbrance to its mortgage or deed of trust, then and in such event upon such mortgagee or trustee notifying Tenant to that effect, this Lease shall be deemed prior in encumbrance to the said mortgage or trust deed, whether this Lease is dated prior to, or subsequent to, the date of said mortgage or trust deed.

12.   ACCESS: Landlord shall have the right to enter upon the Premises at any time for the making of inspections, repairs or alterations, as Landlord may deem necessary, to exhibit the protection, operation or improvement of the Building.

13.   FIRE: If the Premises are damaged or destroyed by fire or other casualty insured under standard fire and extended coverage insurance, Landlord shall repair and restore the same with reasonable dispatch. The obligation of Landlord to restore is limited to the condition

the Premises were in prior to any damage. Rent shall abate pro-rata in proportion to the extent of untenantabililty until the Premises shall be restored to a tenantable condition. Notwithstanding any other provision herein, if damage to the Building of which the Premises are a part is so extensive that the same cannot reasonably be repaired within 180 days, or if Landlord elects not to restore the Building to its form prior to the damage, Landlord may terminate this Lease by notice to Tenant if the Premises are not restored to a tenantable condition within 180 days, other than by reason of cause beyond the reasonable control of Landlord. Tenant may terminate this Lease by notice in writing to Landlord within fifteen (15) days after the expiration of the 180-day period. Landlord and Tenant hereby waive any and all right of recovery against each other for any loss or damage caused by fire or any other risks covered by standard fire and extended coverage, vandalism and malicious mischief insurance policies. Landlord and Tenant shall each endeavor to procure an appropriate clause in, or endorsement to, each of its policies for fire and extended coverage insurance, pursuant to which the insurance company waives subrogation or consents to waiver of its right of recovery against the other party, which, in the case of Tenant, shall be deemed to include any subtenant in the Premises, and having obtained such clause or endorsement of waiver of subrogation or consent to a waiver of right of recovery, such party hereby agrees that it will not make any claim against, or seek to recover from, the other for any loss or damage to its property or the property of others covered by such fire and extended coverage insurance; provided, however, that the release, discharge and covenant not to sue herein contained, shall be limited by the terms and provisions of the waiver of subrogation clause or endorsement, or the clause or endorsement consenting to a waiver of right of recovery and shall be co-extensive therewith.

14. EMINENT DOMAIN: If all of the Premises or the use and occupancy thereof are taken under the power of Eminent Domain, this Lease shall terminate at the time of such taking. If any portion of the Building of which the Premises are a part or the use and occupancy thereof shall be taken under the power of Eminent Domain, Landlord may, at landlord's option, at any time after the entry of the verdict or order for such taking, terminate this Lease by not less than thirty (30) days notice, in writing, to Tenant. If twenty (20%) percent or more of the Premises shall be taken and the remainder is unsuitable for Tenant's purposes, Tenant may terminate this Lease, by notice in writing to Landlord within thirty (30) days after the taking and, in such event, Tenant shall vacate within thirty (30) days after such termination. If Tenant does not terminate, Rent shall be reduced in proportion to the area of the Premises taken. All damages and compensation awarded for any taking under the power of Eminent Domain shall belong to, and be the property of, Landlord, whether such damages or compensation be awarded for the leasehold or the fee or other interest of Landlord or Tenant in the Premises.

15. INDEMNITY AND LIABILITY INSURANCE: Tenant shall indemnify Landlord from all liability for damages to person or property in, on or from the Premises from any cause whatsoever, other than the negligent or wrongful act of Landlord. Tenant shall procure and keep in effect during the Term, comprehensive public liability and property damage insurance, naming Landlord and Tenant as insured, with limits of not less than $500,000 for damages resulting to one (1) person; $1,000,000 for damages resulting from any one (1) occurrence; and $500,000 for damages to property resulting from one (1) occurrence. Tenant shall deliver policies of such insurance or certificates thereof to Landlord, which shall name Landlord and Landlord's managing agent (currently Finsilver/Friedman Management Corporation) as additional insureds, and shall provide that the same may not be canceled without, and not less than thirty (30) days, prior written notice to Landlord and Landlord's managing agent.

16. DAMAGE: Landlord shall have no liability, except for gross negligence of Landlord or its employees for any loss or damage that may be occasioned by or through the acts or omissions of others, including persons occupying other premises in the Building. Landlord shall have no liability for any loss or damage from water leakage from any source, or from leakage, overflow, stoppage or backing up, or other condition of any facilities or utilities, or from fire, explosion or any other casualty, or for any loss or damage from any other cause whatsoever, including theft.

17. HOLDING OVER: In the event Tenant holds over, after the expiration of the term of this Lease without consent of Landlord, the tenancy shall thereafter be from month-to month on the same terms and conditions as are herein set forth, in the absence of a written agreement to the contrary, provided, however, that the Base Monthly Rent for such period shall be equal to 150% of the Base Monthly Rental, as provided for in the last year of this Lease.

18. SURRENDER: Upon the expiration or earlier termination of this Lease, Tenant shall immediately quit and surrender possession of the Premises in as good a state and condition as they were when entered into, reasonable wear and tear and casualty damage (other than that which Tenant is obligated to repair) expected, and return the keys for the Premises to Landlord at the place then fixed for payment of Rent. Upon such surrender, all right, title and interest of Tenant in the Premises shall cease. All costs and expenses incurred by Landlord in connection with repairing or restoring the Premises to the condition called for herein, together with costs, if any, of removing from the Premises any property of Tenant left therein, shall be invoiced to Tenant and shall be payable as Additional Rent within five (5) days of receipt of the invoice.

19. DELINQUENCY: If Tenant shall fail to pay or perform any obligations of Tenant hereunder, Landlord may, at Landlord's option, pay or perform the same, in which event the amount expended by Landlord therefore shall be Additional Rent due and payable forthwith.

20. DEFAULT:

(a) The following events (herein referred to as an "event of default") shall constitute defaults of Tenant hereunder:

(1) Tenant shall default in the due and punctual payment of rent, or any other amounts payable hereunder, and such default shall continue for seven (7) days after receipt of written notice from Landlord;

(2) This Lease or the estate of Tenant hereunder shall be transferred to, or shall pass to, or devolve under any other person or party in violation of this Lease, except as permitted herein;

(3) This Lease or the Premises or any part thereof shall be taken upon execution or by other process of law directed against Tenant, or shall be taken upon, or subject to, any attachment at the instance of any creditor or claimant against Tenant, and said attachment shall not be discharged or disposed of within fifteen (15) days after the levy thereof;

(4) Tenant shall file a petition in bankruptcy or insolvency or for reorganization or arrangement under the bankruptcy laws of the United States or under an insolvency act of any state, or shall voluntarily take advantage of any such law or act by answer or otherwise, or shall be dissolved or shall make an assignment for the benefit of creditors, unless such action will permit Tenant to continue performance of this Lease;

(5) Involuntary proceedings under any such bankruptcy law or insolvence act, or for the dissolution of Tenant, shall be instituted against Tenant, or a receiver or trustee shall be appointed of all, or substantially, of the property of Tenant, and such proceeding shall not be dismissed, or such receivership or trusteeship vacated within sixty (60) days after such institution or appointment unless such action will permit Tenant to continue performance of this Lease;

(6) Tenant shall fail to take possession of the Premises within ninety (90) days of the Commencement Date;

(7) Tenant shall abandon the Premises for ten (10) consecutive days; and

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(8)   Tenant shall fail to perform any of the other agreements, terms, covenants or conditions hereof on Tenant's part to be performed, and such non-performance shall continue for a period of thirty (30) days after notice thereof by Landlord to Tenant, or if such performance cannot be reasonably had within such thirty (30) day period, Tenant shall not, in good faith, have commenced such performance with such thirty (30) day period and shall not diligently proceed therewith to completion.

(b)   Upon the occurrence of an event of default, Landlord shall have the right, at its election, then or at any time thereafter and while any such event of default shall continue, either:

(1)   To give Tenant written notice of Landlord's intention to terminate this Lease on the date of such given notice or on any later date specified therein, whereupon on the date specified in such notice, Tenant's right to possession of the Premises shall cease and this Lease shall thereupon be terminated, except as to Tenant's liability to pay all Rent, Additional Rent, and any other obligations decided herein, as if the expiration of the term fixed in such notice were the end of the term herein originally demised; or

(2)   To re-enter and take possession of the Premises or any part thereof, and repossess the same as Landlord's former estate and expel Tenant and those claiming through or under Tenant, and remove the effects of both or either, using such force for such purposes as may be reasonably necessary, without being deemed guilty of any manner of trespass and without prejudice to any remedies for arrears of Rent or preceding breach of covenants or conditions. Should Landlord elect to re-enter as provided in this Paragraph 20 (b) (2), or should Landlord take possession pursuant to legal proceedings or pursuant to any notice provided for by law, Landlord may, from time to time, without terminating this Lease, relet the Premises or any part thereof in Landlord's or Tenant's name, but for the account of Tenant, for such term or terms (which may be greater or less than the periods which would otherwise have constituted the balance of the term of this Lease) and on such conditions and upon such other terms (which may include concession of free rent and alteration and repair of the Premises) as Landlord, in its sole discretion, may determine, and Landlord may collect and receive the rents therefor. Landlord shall, in no way, be responsible or liable for any failure to relet the Premises, or any part thereof, or for any failure to collect any rent due upon such reletting. No such re-entry or taking possession of the Premises by Landlord shall be construed as an election on Landlord's part to terminate this Lease, unless a written notice of such intention be given to Tenant. No notice from Landlord hereunder or under a forcible entry and detainer statute or similar law shall constitute an election by Landlord to terminate this Lease unless such notice specifically so states. Landlord reserves the right, following any such re-entry and/or reletting, to exercise its right to terminate this Lease by giving Tenant such written notice, in which event this Lease will terminate as specified in said notice.

(c)   In the event that Landlord does not elect to terminate this Lease as permitted in Paragraph 20(b)(1) hereof, but on the contrary, elects to take possession as provided in Paragraph 20(b)(2), Tenant shall pay to Landlord: (i) the rent and other sums as herein provided, which would be payable hereunder if such repossession had not occurred, less (ii) the net proceeds, if any, of any reletting of the Premises after deducting all Landlord's expenses in connection with such reletting, including, but without limitation, all repossession costs, brokerage commissions, legal expenses, attorney's fees, expenses of employees, alteration and repair costs and expenses of preparation for such reletting. If, in connection with any reletting, the new lease term extends beyond the existing term, or the premises covered thereby include other premises not part of the Premises, a fair

10

apportionment of the rent received from such reletting and the expenses incurred in connection therewith, as provided aforesaid, will be made in determining the net proceeds from such reletting.

(d) In the event this Lease is terminated, Landlord shall be entitled to recover forthwith against Tenant as damages for loss of the bargain, and not as a penalty, an aggregate sum which, at the time of such termination of this Lease represents the excess, if any, of the aggregate of the rent and all other sums payable by Tenant hereunder that would have accrued for the balance of the term over the aggregate rental value of the Premises (such rental value to be computed on the basis of a tenant paying not only a rent to Landlord for the use and occupation of the Premises, but also such other charges as are required to be paid by Tenant under the terms of this Lease) for the balance of such term, both discounted to present worth at the rate of ten (10%) percent per annum.

(e) Suit or suits for the recovery of the amounts and damages set forth above may be brought by Landlord, from time to time, at Landlord's election and nothing herein shall be deemed to require Landlord to await the date whereon this Lease or the term hereof would have expired by limitation had there been no such default by Tenant or no such termination, as the case may be. Each right and remedy provided for in this Lease shall be cumulative and shall be in addition to every other right or remedy provided for in this Lease or now or hereafter existing at law or in equity or by statute or otherwise, including, but not limited to, suits for injunctive relief and specific performance. The exercise or beginning of the exercise by Landlord of any one or more of the rights or remedies provided for in this Lease or now or hereafter existing at law or in equity or by statute or otherwise, shall not preclude the simultaneous or later exercise provided for in this Lease or now or hereafter existing at law or in equity or by statute or otherwise. All costs incurred by Landlord in connection with collecting any amounts and damages owing by Tenant pursuant to the provisions of this Lease or to enforce any provision of this Lease, including reasonable attorney's fees from the date any such matter is turned over to an attorney, shall also be recoverable by Landlord from Tenant.

(f) No failure by Landlord to insist upon the strict performance of any agreement, term, covenant or condition hereof, or to exercise any right or remedy consequent upon a breach thereof, and no acceptance of full or partial rent during the continuance of any such breach, shall constitute a waiver of any such breach of such agreement, term, covenant or condition. No agreement, term, covenant, or condition hereof to be performed or complied with by Tenant, and no breach thereof, shall be waived, altered or modified except by written instrument executed by Landlord. No waiver of any breach shall affect or alter this Lease, but each and every agreement, term, covenant and condition hereof shall continue in full force and effect with respect to any other then existing or subsequent breach thereof. Notwithstanding any unilateral termination of this Lease, this Lease shall continue in force and effect as to any provisions hereof which require observance or performance of Landlord or Tenant subsequent to termination.

(g) Any amounts paid by either party to cure any defaults of the other hereunder, shall, if not repaid by the other party within ten (10) days of demand by the party paying such amount, thereafter bear interest at the rate of two (2%) percent above the prime rate as established by J.P. Morgan Chase & Co., or the highest rate permitted by applicable law, whichever is higher, until paid.

21. MECHANIC'S LIENS: Tenant shall:

(a) Pay, before delinquency, all costs and expenses of work done or caused to be done by Tenant in the Premises;

(b) Keep the title to the Building, and every part thereof, free and clear of any lien or any encumbrance in respect of such work; and

11

(c) Indemnify and hold harmless Landlord against any claim, loss, cost, demand (including reasonable legal fees), whether in respect of liens or otherwise, arising out of the supply of material, services or labor for such work.

(d) Tenant shall immediately notify Landlord of any lien, claim of lien or other action of which Tenant has, or reasonably should have, knowledge with affects the title to the building or any part thereof, and shall cause the same to be removed within ten (10) days (or such additional time as Landlord may consent to in writing).

(e) If Tenant shall fail to remove same within said time period, Landlord shall take such action as Landlord deems necessary to remove the same and the entire costs thereof shall be immediately due and payable by Tenant to Landlord, and such amount shall bear interest as established by Bank One, plus two (2%) percent from the date Landlord makes such payment.

(f) Notwithstanding the foregoing, if Tenant shall desire to contest any lien, Tenant shall have the right to do so by putting up a surety bond in the amount of 125% of the lien claim with Lawyer's Title Insurance Corporation, naming Landlord and Lawyer's Title Insurance Corporation as dual obligees, which surety company and bond shall be in form and substance satisfactory to Lawyer's Title Insurance Corporation.

22. QUIET ENJOYMENT: Landlord covenants and agrees with Tenant that, upon payment by Tenant of the Base Monthly Rent and Additional Rent and any other charges hereunder, and upon the observance and performance of all of the terms, covenants and conditions on Tenant's part to be observed and performed, Tenant may peaceably and quietly enjoy the Premises subject, nevertheless, to the Terms and Conditions of this Lease (including, but not limited to, the provisions of Paragraph 11).

23. NOTICES: All notices provided herein shall be in writing. Any notice to Tenant may be served at the Premises by hand delivery or by mailing, by first-class mail, postage prepaid, addressed to the Premises, unless a different mailing address shall have been designated, by written notice received by the Landlord. Any notice to Landlord shall be served by depositing the same in the mail, certified mail, return receipt requested, with postage prepaid, addressed to the address at which Rent is paid hereunder.

24. EXTERIOR SIGN; ADVERTISING: Tenant shall erect no signs (exterior or interior) on the Premises without the prior written permission of Landlord. Landlord shall, at its sole cost and expense, provide signage on the building directory, at the suite entrance, and on the Building's monument sign (at a location to be determined by Landlord). Landlord and Tenant agree that Tenant's signage on the monument sign shall be subject to Landlord's approval and all applicable local ordinances and building codes. Landlord and Tenant further agree that the size of Tenant's sign on the monument sign shall be based on Tenant's pro-rata share, meaning the ratio of the rentable square feet of the Premises to the rentable square feet in the Building.

25. APPLICABLE LAW: This Lease shall be construed under the laws of the State of Michigan.

26. GENERAL: This Lease does not create the relationship of principal and agent or of partnership or of joint venture or of any association between Landlord and Tenant, the sole relationship between Landlord and Tenant being that of landlord and tenant. No waiver of any default of Tenant hereunder shall be implied from any omission by Landlord to take any action on account of such default if such default persists or is repeated, and no express waiver shall be continuing, but shall only be for the time and to the extent therein stated. Each term and each provision of this Lease performable by Tenant shall be construed to be both a covenant and a condition. The marginal or topical headings of the several articles, paragraphs and clauses are for convenience only and do not define, limit or construe the contents of such articles, paragraphs and clauses.

12

27. FORCE MAJEURE: In the event Landlord shall be delayed or hindered in, or prevented from, the performance of any act required hereunder, by reason of strikes, lock-outs, labor trouble, inability to procure materials, failure of power, restrictive governmental laws or regulations, riots, insurrection, war or other reason of a like nature beyond the reasonable control of Landlord, in performing work or doing acts required under the terms of this Lease, then performance of such acts shall be extended for a period of equivalent to the period of such delay.

28. SEVERABILITY: The invalidity or uneforceability of any provision of this Lease shall not affect or impair the validity of any other provision.

29. ENTIRE AGREEMENT: This Lease shall constitute the entire agreement of the parties hereto, and all prior agreements between the parties, whether written or oral, are merged herein and shall be of no force and effect. This Lease cannot be changed, modified or discharges orally, but only by an agreement in writing signed by the party against whom enforcement of the change, modification or discharge is sought.

30. UNLAWFUL USE: Tenant agrees not to commit to permit any act to be performed on the Premises or any omission to occur which shall be in violation of any statute, regulation or ordinance of any governmental body or which will increase the insurance policy carried on the Building or which will be in violation of any insurance policy carried on the Building by the Landlord. The Tenant shall not disturb other occupants of the Building by making any undue or unseemly noise or otherwise shall not do, or permit to be done in or about the Premises, anything which will be dangerous to life or limb.

31. MISCELLANEOUS: This Lease shall inure to the benefit of the successors and assigns of Landlord and shall be binding upon and inure to the benefit of the permitted successors and assigns of Tenant. The rights and remedies provided herein shall be cumulative and shall not be exclusive of any other rights or remedies or any rights or remedies provided by law. Time shall be deemed of the essence and Landlord's failure to insist upon strict compliance therewith shall not be deemed a waiver of any of its rights hereunder.

32. DEFINITION OF LANDLORD; LANDLORD'S LIABILITY: The term "Landlord" as used in this Lease so far as covenants, agreements, stipulations or obligations on the part of the Landlord are concerned, is limited to mean and include only the owner or owners of fee title to the Premises or Building at the time in question and, in the event of any transfer or transfers of the title to such fee, the Landlord herein named (and in case of any subsequent transfers or conveyances, the then Grantor) will automatically be freed and relieved from and after the date of such transfer or conveyance of all personal liability for the performance of any covenants or obligations on the part of the Landlord contained in this Lease thereafter to be performed, and it shall be deemed and construed without further agreement between the parties or their successors in interest, or between the parties and any such purchaser or lessee, that such purchaser or lessee has assumed and agreed to perform and observe any and all covenants and obligations of Landlord hereunder. Nothing contained in this Paragraph shall be construed to permit Tenant to offset against rents due a successor landlord, a judgment (or other judicial process) requiring the payment of money by reason of any default of a prior landlord, except as otherwise specifically set forth herein.

If Landlord fails to perform any provision of this Lease upon Landlord's part to be performed and if, as a consequence of such default, Tenant recovers a money judgment against Landlord, such judgment may be satisfied only out of the proceeds of sale received upon execution of such judgment and levied thereon against the right, title and interest of Landlord in the Building and out of rent or other income from such property receivable by Landlord and Landlord shall not be personally liable for any deficiency nor shall any partner of Landlord have any personal liability.

33. ESTOPPEL CERTIFICATE: Tenant, from time to time, shall, upon request by Landlord, execute, acknowledge and deliver a written statement certifying that this Lease is unmodified and in full force and effect (or that the same is in full force and effect as modified), the date to which Rent and other charges have been paid; that Landlord is not

in default hereunder (or specifically the nature of any default(s) Tenant claims to exist at the time of such certification), and such other matters pertaining to this Lease and Tenant's occupancy of the Premises as Landlord may request, it being intended that any such statement delivered pursuant to this Paragraph 33 may be relied upon by Landlord, a prospective purchaser of Landlord's interest, or mortgagee of Landlord's interest in the Building. Tenant shall not be entitled to withhold such statement on the basis of any delay in Tenant's occupancy or possession of the Premises or the Building.

34. NO RECORDING: Tenant shall not record this Lease, or any portion or any reference hereto. In the event Tenant records this Lease, or permits or causes this Lease, or any portion hereof or reference hereto, to be recorded, this Lease shall terminate at Landlord's option, or Landlord may declare a default hereunder and pursue any and all of its remedies provided in this Lease.

35. TENANT'S SPECIFICATIONS: All Tenant specifications included on Exhibit "C" or to be included, shall be in writing and signed and dated by both parties hereto.

36. SECURITY DEPOSIT: Landlord acknowledges the receipt of the funds stated in subparagraph G, Paragraph 1 hereof, which it is to retain as security for the faithful performance of all of the covenants, conditions and agreements of this Lease but, in no event, shall the Landlord be obligated to apply the same upon rents or other charges in arrears, or upon damages for the Tenant's failure to perform the said covenants, conditions and agreements; the Landlord may so apply the security, at its option; and the Landlord's right to possession of the Premises for non-payment of rent or for any other reason, shall not, in any event, be affected by reason of the fact that Landlord holds this security. Landlord shall not be obligated to keep the said security as a separate fund nor be required to pay interest on said monies, but may mix the said security with its own funds.

37. RULES AND REGULATIONS: Rules and regulations of the Building are incorporated herein by reference as Exhibit "D". Landlord reserves the right to make changes to said Rules and Regulations, from time to time, as circumstances arise or as the Landlord deems necessary.

IN WITNESS WHEREOF, Landlord and Tenant have executed this Lease as of the day and year first above written.

WITNESSED BY:	LANDLORD:
	Ridgeway Officentre Associates Limited Partnership, a Michigan limited partnership
[signature]	By: [signature] Michael P. Horowitz
Date: 4-24-06	Its: Partner





WITNESSED BY:	TENANT:
	Eternal Image, Inc., a Delaware corporation
[signature]	By: [signature] Clint Mytych
Date: 4/20/06	Its: President

14

GUARANTEE

FOR VALUE RECEIVED, and in consideration for, and as an inducement to Landlord to enter into the foregoing Lease, the undersigned unconditionally guarantees to Landlord, its successors and assigns, the payment of the Base Monthly Rent and Additional Rent and all other payments to be made by Tenant under this Lease (the "Lease Payments"), and the full performance and observation by Tenant of all the other terms, covenants, conditions, and agreements therein provided to be performed and observed by Tenant, without requiring any notice of non-payment, non-performance, or non-observance, or proof of notice or demand, whereby to charge the undersigned, all of which the undersigned hereby expressly waives, and the undersigned expressly agrees that this Guarantee shall not be terminated, affected, or impaired, in any way whatsoever, by reason of the assertion by Landlord against Tenant of any of the rights or remedies reserved to Landlord pursuant to the provisions of said Lease, or by reason of summary or other proceedings against Tenant, or by the omission of Landlord to enforce any of its rights against Tenant, or by reason of any extensions of time or indulgences granted by Landlord to Tenant.

Notwithstanding anything in this Guarantee to the contrary, after the expiration of the first twenty-four (24) complete calendar months of the Lease, the undersigned's obligation to the Landlord for the Lease Payments can be limited to the period of time the Tenant, or any assignee or transferee of Tenant, actually occupies the Premises, provided that Landlord is furnished with thirty (30) days prior written notice of the then Tenant's intention to vacate the Premises at the expiration of said thirty (30) day period.

The liability of the undersigned shall, in no way, be affected by any impairment, modification, change, release, or limitation of the liability of Tenant, or the estate of Tenant in bankruptcy, or of any remedy for the enforcement thereof resulting from the operation of any present, or future provision of the United States Bankruptcy Code (or any successor act) or other statute, or from the decision of any court, or by the rejection or disaffirmance of this Lease in any of the foregoing proceedings, or by the assignment or transfer of this Lease by Tenant, or by any disability or other defense of Tenant, or by the cessation from any cause whatsoever of the liability of Tenant. The undersigned further covenants and agrees that this Guarantee shall remain and continue in full force and effect as to any holdover, renewal, extension, or modification of said Lease.

IN WITNESS WHEREOF, the undersigned has executed this unconditional Guarantee this 20th day of April, 2006.

WITNESS: [signature]

GUARANTOR: [signature]
Clint Mytych

State of Michigan)
) ss.
County of)

On this 20th day of APRIL, 2006, before a Notary Public in and for said County, appeared Clint Mytych and acknowledged before me that he executed said instrument as his free act and deed.

[signature: Carrie L. Tokarczyk]
Notary Public, County of ____________
My Commission Expires: ____________

CARRIE L. TOKARCZYK
Notary Public, Wayne County, MI
My Commission Expires Jun. 30, 2007

15

EXHIBIT "A"

PREMISES



EXHIBIT "B"

LEGAL DESCRIPTION

Land in the City of Farmington Hills, County of Oakland, State of Michigan, and more fully described as:

Lots 14 and 15, Oakland Hills Orchards, as recorded in Liber 26 of Plats, Page 23, Oakland County Records.

EXHIBIT "C"

WORKLETTER

1. **Acceptance of Premises.** Except as set forth in this Exhibit, Tenant accepts the Premises in its "AS-IS" condition on the date that this Lease is entered into.

2. **Scope of Work.** Landlord, at its expense, shall perform the work in the Premises (the "Work") in accordance with the space plan that is attached hereto (the "Working Drawings"). Tenant shall sign the attached Working Drawings where indicated contemporaneously with signing this Lease. Within three (3) business days after the date of this Lease, Tenant shall select all Building-standard materials to be incorporated into the Work and give written notice of such selections to Landlord.

3. **Change Orders.** Tenant may initiate changes in the Work. All such Tenant initiated changes shall be performed on a proposal basis at Tenant's sole cost and expense as provided in this Paragraph 3. Each such change must receive the prior written approval of Landlord, such approval not to be unreasonably withheld or delayed; however, (a) if such requested change would adversely affect (in the reasonable discretion of Landlord): (i) the Building's structure or the Building's systems (including the Building's restrooms or mechanical rooms); (ii) the exterior appearance of the Building; or (iii) the appearance of the Building's common areas; or (b) if any such requested change might delay the Commencement Date, Landlord may withhold its consent in its reasonable discretion. If Tenant requests any changes to the Work described in the Working Drawings, then such increased costs and any additional design costs incurred in connection therewith as the result of any such change, including Tenant furnishing to Landlord an accurate architectural "as-built" plan of the Work as constructed, shall be paid for by Tenant upon completion of the change order after receipt of invoice and supporting documentations. Tenant shall be allowed fifteen (15) days from receipt of invoice for payment of change orders.

4. **Walk-Through; Punchlist.** When Landlord considers the Work in the Premises to be Substantially Completed (defined below), Landlord will notify Tenant and within three (3) business days thereafter, Landlord's representative and Tenant's representative shall conduct a walk-through of the Premises and identify any necessary touch-up work, repairs and minor completion items that are necessary for final completion of the Work. Neither Landlord's representative nor Tenant's representative shall unreasonably withhold his or her agreement on punchlist items. The punchlist items shall be conclusively deemed approved by Tenant and Landlord shall have no further obligations to complete the punchlist items if Tenant is unavailable to conduct a walk-through of the Premises within ten (10) business days of (i) Landlord's notification of Substantial Completion of the Work, and/or (ii) Landlord's notification of completion of the punchlist items after Tenant's initial walk-through. Landlord shall use reasonable efforts to cause the contractor performing the Work to complete all punchlist items within thirty (30) days after agreement thereon; however, Landlord shall not be obligated to engage overtime labor in order to complete such items. As used herein, "Substantially Completed" means the Work in the Premises is substantially completed (as reasonably determined by Landlord) in substantial accordance with the Working Drawings. Substantial Completion shall have occurred even though minor details of construction, decoration, and mechanical adjustments remain to be completed by Landlord.

5. **Miscellaneous.** To the extent not inconsistent with this Exhibit, the Lease shall govern the performance of the Work and Landlord's and Tenant's respective rights and obligations regarding the improvements installed pursuant thereto.

EXHIBIT "C"



EXEC OFFICE
9'-6" X 12'-6"
EXEC OFFICE
9'-6" X 12'-6"
EXEC OFFICE
17'-6" X 12'-6"
OFFICE
12' X 9'
KITCHEN
8' X 11'-6"
OFFICE
11'-6" X 8'-6"
50" AFF
OFFICE
12' X 9'
ENTRY/STAFF
10'-6" X 22'
CONF RM
15'-6" X 12'
OFFICE
12' X 9'



By signing below, I agree to the following:
-This plan represents the entire scope of work to be performed within the depicted suite.
-Any work beyond that which is depicted will be done on a proposal basis.
-Each proposal will be the responsibility of the Tenant signing below and will be performed at the Tenant's cost. I am the duly appointed representative of the Tenant and as such, I have the authority to sign this plan.

Approved By: [signature]

Title: ____________________

Date: 6-20-06

NOTES:

1. INSTALL NEW BUILDING STANDARD CARPET AND BASE THROUGHOUT. INSTALL UPGRADED CUT PILE CARPET IN (3) EXEC. OFFICES AND CONF RM W/ MATCHING CARPET BASE.
2. FURNISH & INSTALL NEW VWC THROUGHOUT COMMON CORRIDOR, (1) OFFICE, CONF RM AND MILLWORK WALL IN BREAK RM ONLY. ALL OTHER VWC TO REMAIN.
3. REPAIR OR REPLACE EXISTING VWC WHERE DAMAGED (SOME WALL DAMAGE NOTED ON PLAN BY "X").
4. REPLACE BASE & WALL CABINETS AND COUTERTOP IN BREAK RM. INSTALL NEW PLAM CABINETS, BRUSHED STAINLESS STEEL HARDWARE AND NEW PLAM COUTERTOP AND BACKSPLASH. REINSTALL EXISTING SINK AND FAUCET. VERIFY THAT DISPOSAL IS IN WORKING CONDITION AND REINSTALL IF POSSIBLE. TT TO PROVIDE U/C REF AND M/W.
5. RELAMP (26) LIGHT FIXTURES W/ SPX40 LAMPS AND INSTALL NEW 3X3 PARACUBE LENSES.



NORTH

SCALE : 1/8"=1'-0"

FRIEDMAN Friedman Real Estate Group, Inc. 34975 W. Twelve Mile Road, Suite 200 Farmington Hills, MI 48331 Phone: 248.324.2000 Fax: 248.848.3506 Web: www.friedmanrealestate.com	ETERNAL IMAGE FINAL PLAN 04/05/06 RIDGEWAY 28800 ORCHARD LAKE-FARMINGTON HILLS, MI	SUITE 130 2,021 RSF See listing agent for details. Todd Hawley or Rick Kaplan (248) 324-2000	KEYPLAN

RULES AND REGULATIONS

A.   No sign, picture, lettering, notice or advertisement of any kind shall be painted or displayed on, or from, the windows, doors, roof, or interior walls of the Building, or Building exterior or grounds in which the Premises are located. All of Tenant's interior sign painting or lettering shall be done by Landlord in accordance with Landlord's specifications and the cost thereof shall be paid by Tenant.

B.   Vending machines will not permitted to be installed by anyone but the Landlord.

C.   No electric or other wires, for any purpose, shall be brought into the Premises without the Landlord's written permission. Boring, cutting or stringing of wires shall not be done without Landlord's prior written permission. Tenant shall not disturb or interfere with the electric light fixtures. Any work upon, or alteration to, the same shall be done only by persons authorized by Landlord.

D.   Water closets and other toilet fixtures shall not be used for any purpose other than that which the same is intended. Any damage resulting to same, from Tenant's misuse, shall be paid for by Tenant. No person shall waste water, or interfere, or tamper with the faucets or otherwise.

E.   No person shall disturb the occupants of this or adjoining buildings or premises by the use of radios, television sets, loudspeakers, musical instruments, or by making loud or disturbing noises.

F.   No bicycle, motorcycle, or other vehicle, and no dog, cat, or other animal, shall be allowed in offices, halls, corridors, or elsewhere in the Building.

G.   All safes, equipment or other heavy articles shall be carried in or out only at such times and in such manner as shall be prescribed in writing by Landlord, and Landlord shall have the right to specify the proper position of any safe, equipment or other heavy article which shall only be used by Tenant in a manner which will not interfere with, or cause damage to, the Premises or the Building in which they are located or to the other tenants or occupants of the Building.

Tenant shall be responsible for any damage to the Building or the property of its tenants or others, and injuries sustained by any person resulting from the use or moving of such articles in and out of the Premises, and shall make all repairs and improvements required by Landlord or governmental authorities in connection with the use or moving of such articles.

H.   No additional lock or locks shall be placed on any door in the Building without Landlord's prior written permission. A reasonable number of keys will be furnished by Landlord and Tenant shall not make or permit any duplicate keys to be made without Landlord's written permission.

I.   Tenant shall not install or operate any steam or gas engine or boiler, or carry on any mechanical business on the Premises, or use oil, burning fluids, camphene or gasoline for heating or lighting, or for any other purpose. No articles deemed hazardous on account of fire or other dangerous properties, or any explosive, shall be brought into the Premises. This prohibits the use of hot plates (cooking). Only U.L. approved electric percolators shall be permitted.

J.   The Premises shall not be used for loading or sleeping, or for any immoral or illegal purpose or acts.

K.   Landlord shall have the right to enter upon the Premises at all reasonable hours for the purpose of inspecting the same.

L. Wherever the word "Tenant" occurs, it is understood and agreed that it shall mean Tenant's associates, agents, clerks, servants and visitors. Wherever the word "Landlord" occurs, it is understood and agreed that it shall mean Landlord's assigns, agents, clerks, servants and visitors.

M. Landlord shall have the right to enter the Premises at hours convenient to the Tenant for the purpose of exhibiting the same perspective Tenant's within sixty (60) days period prior to the expiration of this Lease, and may place signs advertising the Premises for rent on the windows and doors of the Premises at any time within said sixty (60) day period.

N. Each Tenant, before closing and leaving the Premises at any time, shall see that all Tenant entrance doors are closed and locked, and that Building security regulations are followed. In the event Tenant installs, or causes to be installed, any internal security system within and for the Premises, Tenant shall notify Landlord of such installation in advance and shall provide Landlord with means of access to the Premises at all times. Tenant shall pay all costs and expenses attributable to such system and any disruption it may cause by way of, but not limited to, false alarms.

O. Canvassing, soliciting and peddling in the Building is prohibited and each Tenant shall cooperate to prevent same.

P. There shall not be used in any space, or in public halls of the Building, either by Tenant, its servants, employees, agents, visitors or licensees, or by jobbers or others, in the delivery or receipt of merchandise, a hand truck, except those equipped with rubber tires and side guards.

Q. Without first obtaining Landlord's written permission, no Tenant shall install, attach or bring into the Premises, any instrument, duct, refrigerator, air conditioner, water cooler, or any other appliance requiring the use of gas, electric current or water. Any breach of this covenant will authorize the Landlord to enter the Premises and remove whatever Tenant may have so installed, attached or brought in, and charge the cost of such removal and any damage that may be sustained thereby, as Additional Rent payable with the next Base Monthly Rent occurring under this Lease.

R. Each Tenant shall be responsible for all persons authorized to have access to the Building and shall be liable to Landlord for all their acts or neglects while in the Building. Landlord may require all persons given access to the Building during non-business hours to sign a register on entering and leaving the Building.

S. Tenant shall not do any cooking, conduct any restaurant, luncheonette or cafeteria, for the sale or service of food or beverages to its employees or to others, or cause or permit any odors of cooking or other process of any unusual or objectionable odors to emanate from the Premises.

T. Tenant and its employees shall park only in strict compliance with all signs posted and regulations issued by owner, within spaces designated for parking, and not in such a manner as to block other parking spaces, drives, loading areas or fire lanes. Tenant hereby authorizes Landlord to remove any improperly parked vehicle from the parking lot, at Tenant's sole risk and expense. To facilitate security arrangements and parking controls, a list of the names of Tenant's employees working in the Building and of their vehicle license number shall be furnished to the Landlord upon request.

U. Building directory tablet will be furnished by the Landlord and the number of lists thereon for each Tenant shall be at the discretion of the Landlord. Landlord shall have the right to prohibit any advertising by the Tenant which, in Landlord's opinion, tends to impair the reputation of the Building or its desirability as a building for offices, and upon written notice from Landlord, Tenant shall refrain from, or discontinue, such advertising. Tenant shall not use the name of the Building or its owner on any advertising without the express written consent of Landlord. Directory signs shall not contain a description of the nature of Tenant's business.

EXHIBIT 23.1

CONSENT OF INDEPENDENT AUDITORS REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the inclusion in this Registration Statement on Form SB-2 of our report dated August 13, 2007 with respect to the audit of the financial statements of Eternal Image, Inc. as of and for the year ended December 31, 2006. We also consent to the reference of our firm under the "Experts" and "Summary Financial Information" in the prospectus.

/s/ Demetrius & Company, L.L.C.

Wayne, New Jersey
January 15, 2008